112

07026937

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME International Personal Finance plc

*CURRENT ADDRESS Number Three
Leeds City Office Park, Meadow Lane
Leeds
LS11 5BD UNITED KINGDOM

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 28 2007
THOMSON FINANCIAL

FILE NO. 82- 35117 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: mor

DAT : 4/25/07

INTERNATIONAL PERSONAL FINANCE PLC

Prospectus for the introduction of up to 257,433,562 shares of 170 pence and admission to the Official List and trading on the London Stock Exchange

Documents for Display

1. **The Memorandum and Articles of the Company**

    (A) **Memorandum**

    (B) **Articles of Association**

2. **Consent letters from the following:**

    (A) Merrill Lynch International

    (B) Dresdner Kleinwort

    (C) Hawkpoint

    (D) PricewaterhouseCoopers LLP

3. **Audited Financial Information**

4. **Unaudited Pro Forma Financial Information**

5. **Public Documents:**

    (A) Prospectus

    (B) Circular

CD071760088

International Personal Finance plc

MEMORANDUM AND ARTICLES OF ASSOCIATION

INDEX

POWERS AND DUTIES OF THE BOARD

PROCEEDINGS OF THE BOARD

SECRETARY

SEALS

DIVIDENDS AND OTHER PAYMENTS

CAPITALISATION OF RESERVES

RECORD DATES

ACCOUNTING RECORDS AND SUMMARY FINANCIAL STATEMENTS

SERVICE OF NOTICES AND OTHER DOCUMENTS

Registered No. 6018973

The Companies Act 1985
Company limited by shares

MEMORANDUM OF ASSOCIATION

Of

INTERNATIONAL PERSONAL FINANCE plc
(Incorporating amendments as at 19 June 2007)

Name:

1. The Company's name is International Personal Finance plc[1]

Classification:

2. The Company is to be a Public Company.

Registered Office:

3. The Company's registered office is to be situated in England & Wales.

Objects of the Company:

4. The Company's objects are:-

(a) *To carry on the business of a holding company* in all its branches and to acquire by purchase, lease, concession, grant, licence or otherwise and hold such businesses, options, rights, privileges, lands, buildings, leases, underleases, stocks, shares, debentures, debenture stock, bonds, obligations, securities, reversionary interests, annuities, policies of assurance and other property and rights and interests in property as the Company shall deem fit and generally to hold, manage, develop, lease, sell or dispose of the same and to vary any of the investments of the Company, to act as trustees of any deeds constituting or securing any debentures, debenture stock or other securities or obligations, to enter into, assist, or participate in financial, commercial, mercantile, industrial and other transactions, undertakings and businesses of every description and to establish, carry on, develop and extend the same or sell, dispose of or otherwise turn the same to account and to co-ordinate the policy and administration of any companies of which this Company is a member or which are in any manner

[1] The name of the company was changed from Bridgesun (3) Limited to International Personal Finance plc on 23 May 2007.

controlled by, or connected with, the Company and to carry on all or any of the businesses of capitalists, trustees, financiers, financial agents, company promoters, bill discounters, insurers, insurance brokers and agents, mortgage brokers, rent and debt collectors, stock and share brokers and dealers and commission and general agents, merchants and traders, and to manufacture, buy, sell, maintain, repair and deal in plant, machinery, tools, articles and things of all kinds capable of being used for the purposes of the above-mentioned businesses or any of them, or likely to be required by customers of or persons having dealings with the Company

(b) To carry on any other trade or business whatever which can in the opinion of the Board of Directors be advantageously carried on in connection with or ancillary to any of the businesses of the Company.

(c) To purchase or by any other means acquire and take options over any property whatever, and any rights or privileges or any kind over or in respect of any property.

(d) To apply for, register, purchase, or by other means acquire and protect prolong and renew, whether in the United Kingdom or elsewhere any patents, patent rights, brevets d'invention, licences, secret processes, trade marks, designs, protections and concessions and to disclaim, alter modify, use and turn to account and to manufacture under or grant licences or privileges in respect of the same, and to expend money in experimenting upon, testing and improving any patents, inventions or rights which the Company may acquire or propose to acquire.

(e) To acquire or undertake the whole or any part of the business, goodwill, and assets of any person, firm, or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company, or to acquire an interest in, amalgamate with, or enter into partnership or into any arrangement for sharing profits, or for co-operation, or for mutual assistance with any such person, firm or company, or for subsidising or otherwise assisting any such person, firm or company, and to give or accept, by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon, and to hold and retain, or sell, mortgage and deal with any shares, debentures, debenture stock or securities so received.

(f) To improve, manage, construct, repair, develop, exchange, let on lease or otherwise, mortgage, charge, sell, dispose of, turn to account, grant licences, options, rights and privileges in respect of, or otherwise deal with all or any part of the property and rights of the Company.

(g) To invest and deal with the monies of the Company not immediately required in such manner as may from time to time be determined and to hold or otherwise deal with any investments made.

(h) To lend and advance money or give credit on any terms and with or without security to any person, firm or company (including without prejudice to the generality of the foregoing any holding company, subsidiary or fellow subsidiary of, or any other company associated in any way with, the Company), to enter into guarantees, contracts of indemnity and suretyships of all kinds, to receive money on deposit or loan upon any terms, and to secure or guarantee in any manner and upon any terms the payment of any sum of money or the performance of any obligation by any person, firm or company (including without prejudice to the generality of the foregoing any such holding company subsidiary, fellow subsidiary or associated company as aforesaid).

(i) To borrow and raise money in any manner and to secure the repayment of any money borrowed, raised or owing by mortgage, charge, standard security, lien or other security upon the whole or any part of the Company's property or assets (whether present or future), including its uncalled capital, and also by a similar mortgage, charge, standard security, lien or security to secure and guarantee the performance by the Company of any obligation or liability it may undertake or which may become binding on it.

(j) To draw, make accept, endorse, discount, negotiate, execute and issue cheques, bills of exchange, promissory notes, bills of lading, warrants, debentures and other negotiable or transferable instruments.

(k) To apply for, promote and obtain any Act of Parliament order, or licence of the Department of Trade or other authority for enabling the Company to carry any of its objects into effect, or for effecting any modification of the Company's constitution, or for any other purpose which may seem calculated directly or indirectly to promote the Company's interests, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company's interests.

(l) To enter into any arrangements with any government or authority (supreme, municipal, local or otherwise) that may seem conducive to the attainment of the Company's objects or any of them, and to obtain from any such government or authority any charters, decrees, rights, privileges or concessions which the Company may think desirable and to carry out, exercise and comply with any such charters, decrees, rights, privileges and concessions.

(m) To subscribe for, take, purchase, or otherwise acquire, hold, sell, deal with and dispose of, place and underwrite shares, stocks, debentures, debenture stocks, bonds, obligations or securities issued or guaranteed by any other company constituted or carrying on business in any part of the world, and debentures, debenture stocks, bonds, obligations or securities issued or guaranteed by any government or authority, municipal, local or otherwise, in any part of the world.

(n) To control, manage, finance, subsidise, co-ordinate or otherwise assist any company or companies in which the Company has a direct or indirect financial interest to provide secretarial, administrative, technical, commercial and other services and facilities of all kinds for any such company or companies and to make payments by which of subvention or otherwise and any other arrangements which may seem desirable with respect to any business or operations of or generally with respect to any such company or companies.

(o) To promote any other company for the purpose of acquiring the whole or any part of the business or property or undertaking or any of the liabilities of the Company, or of undertaking any business or operations which may appear likely to assist or benefit the Company or to enhance the value of any property or business of the Company, and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the shares or securities of any such company as aforesaid.

(p) To sell or otherwise dispose of the whole of any part of the business or property of the Company, either together or in portions, for such consideration as the Company may think fit, and in particular for shares, debentures, or securities of any company purchasing the same.

(q) To act as agents or brokers and as trustees for any person, firm or company, and to undertake and perform sub-contracts.

(r) To remunerate any person, firm or company rendering services to the Company either by cash payment or by the allotment to him or them of shares or other securities of the Company credited as paid up in full or in part or otherwise as may be thought expedient.

(s) To pay all or any expenses incurred in connection with the promotion, formation and incorporation of the Company, or to contract with any person, firm or company to pay the same, and to pay commissions to brokers and others for underwriting, placing, selling, or guaranteeing the subscription of any shares or other securities of the Company.

(t) To support and subscribe to any charitable or public object and to support and subscribe to any institution, society, or club which may be for the benefit of the Company or its directors or employees, or may be connected with any town or place where the Company carries on business; to give or award pensions, annuities, gratuities and superannuation or other allowances or benefits or charitable aid and generally to provide advantages, facilities and services for any persons who are or have been directors of, or who are or have been employed by, or who are serving or have served the Company, or any company which is a subsidiary of the Company or the holding company of the Company or a fellow subsidiary of the Company or the predecessors in business of the Company or of any such subsidiary, holding of fellow subsidiary company and to the wives, widows, children and other relatives and dependants of such persons; to make payments towards insurance; and to set up, establish, support and maintain superannuation and other funds or schemes (whether contributory or non-contributory) for the benefit of any such persons and of their wives, widows, children and other relatives and dependants; and to set up, establish, support and maintain profit sharing or share purchase schemes for the benefit of any of the employees of the Company or of any such subsidiary, holding or fellow subsidiary company and to lend money to any such employees or to trustees on their behalf to enable any such purchase schemes to be established or maintained.

(u) Subject to and in accordance with a due compliance with the provisions of Sections 155 to 158 (inclusive) of the Act (if and so far as such provisions shall be applicable), to give, whether directly or indirectly, any kind of financial assistance (as defined in Section 152(1)(a) of the Act) for any such purpose as is specified in Section 151(1) and/or Section 151(2) of the Act.

(v) To procure the Company to be registered or recognised in any part of the world.

(w) To do all or any of the things or matters aforesaid in any part of the world and either as principals, agents, contractors or otherwise, and by or through agents, brokers, sub-contractors or otherwise and either alone or in conjunction with others.

(x) To do all such things as may be deemed incidental or conducive to the attainment of the Company's objects or any of them.

AND so that:-

(1) None of the objects set forth in any sub-clause of this Clause shall be restrictively construed but the widest interpretation shall be given to each such object, and none of such objects shall, except where the context expressly so requires, be in any way limited or restricted by reference to or inference from any other object or objects set forth in such sub-clause, or by reference to or inference from the terms of any other sub-clause of this Clause, or by reference to or inference from the name of the Company.

(2) None of the sub-clauses of this Clause and none of the objects therein specified shall be deemed subsidiary or ancillary to any of the objects specified in any other such sub-clause, and the Company shall have as full a power to exercise each and every one of the objects specified in each

sub-clause of this Clause as though each such sub-clause contained the objects of a separate Company.

(3) The word "Company" in this Clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether incorporated or unincorporated and whether domiciled in the United Kingdom or elsewhere.

(4) In this Clause, the expression "the Act" means the Companies Act 1985, but so that any reference in this Clause to any provision of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force.

Limited liability:

5. The liability of the Members is limited.

Capital

6. The authorised share capital of the Company is £852,550,034 divided into 501,500,020 ordinary shares of £1.70 each.[2]

[2] On incorporation the authorised share capital of the company was £100,000 divided into 100,000 ordinary shares of £1 each. This has been varied from time to time to the figures stated in clause 6 above. Full details of the development of the share capital can be obtained, upon request, from the company secretary.

We, the subscribers to this Memorandum of Association, wish to be formed into a Company pursuant to this Memorandum; and we agree to take the number of shares shown opposite our respective names.

Names and addresses of Subscribers	Number of shares taken by each Subscriber
1 Rosamond Joy Marshall Smith Colonnade Sunbridge Road Bradford West Yorkshire BD1 2LQ	One
2 Emma G Versluys The Pines, 1 Badgergate Meltham, Holmfirth Huddersfield West Yorkshire HD9 5LB	One

Authorised Signatory (subscriber 1)

Authorised Signatory (subscriber 2)

Total shares taken Two

Dated: 2006

Witness to the above Signatory: ______________________

Address: ______________________

Registered No: 06018973

ARTICLES OF ASSOCIATION

Of

INTERNATIONAL PERSONAL FINANCE plc

(Articles adopted on 19 June 2007)

INTERPRETATION

1. Exclusion of Table A

No regulations set out in any statute, or in any statutory instrument or other subordinate legislation made under any statute, concerning companies shall apply as the regulations or articles of the company.

2. Definitions

In these articles unless the context otherwise requires:-

"**address**", in relation to electronic communications, includes any number or address used for the purposes of such communications;

"**these articles**" means these articles of association as altered from time to time and the expression "**this article**" shall be construed accordingly;

"**the auditors**" means the auditors from time to time of the company or, in the case of joint auditors, any one of them;

"**the board**" means the board of directors from time to time of the company or the directors present at a meeting of the directors at which a quorum is present;

"**certificated share**" means a share which is not an uncertificated share and references in these articles to a share being held in certificated form shall be construed accordingly;

"**clear days**" in relation to the period of a notice means that period excluding the day when the notice is served or deemed to be served and the day for which it is given or on which it is to take effect;

"**the Companies Acts**" means every statute (including any orders, regulations or other subordinate legislation made under it) from time to time in force concerning companies in so far as it applies to the company;

"**electronic signature**" means anything in electronic form which the board requires to be incorporated into or otherwise associated with an electronic communication for the purpose of establishing the authenticity or integrity of the communication;

"**the holder**" in relation to any shares means the member whose name is entered in the register as the holder of those shares;

"**member**" means a member of the company;

"the office" means the registered office from time to time of the company;

"paid up" means paid up or credited as paid up;

"participating class" means a class of shares title to which is permitted by an Operator to be transferred by means of a relevant system;

"person entitled by transmission" means a person whose entitlement to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law has been noted in the register;

"IPF Company Nominee Scheme" means any nominee scheme which may be in place from time to time in respect of holdings of shares in the company on such terms and with such nominee as the board shall from time to time determine;

"the register" means the register of members of the company;

"seal" means any common or official seal that the company may be permitted to have under the Companies Acts;

"the London Stock Exchange" means the London Stock Exchange plc;

"the secretary" means the secretary, or (if there are joint secretaries) any one of the joint secretaries, of the company and includes an assistant or deputy secretary and any person appointed by the board to perform any of the duties of the secretary;

"uncertificated share" means a share of a class which is at the relevant time a participating class title to which is recorded on the register as being held in uncertificated form and references in these articles to a share being held in uncertificated form shall be construed accordingly;

"the Uncertificated Securities Regulations" means the Uncertificated Securities Regulations 2001 as amended from time to time and any provisions of or under the Companies Acts which supplement or replace such Regulations;

"United Kingdom" means Great Britain and Northern Ireland;

references to a document being executed include references to its being executed under hand or under seal or by any other method except by means of an electronic signature;

references to a document being signed or to signature include references to its being executed under hand or under seal or by any other method and, in the case of an electronic communication, such references are to its bearing an electronic signature;

references to writing include references to any method of representing or reproducing words in a legible and non-transitory form including by way of electronic communications where specifically provided in a particular article or where permitted by the board in its absolute discretion;

words or expressions to which a particular meaning is given by the Companies Acts in force when these articles or any part of these articles are adopted bear (if not inconsistent with the subject matter or context) the same meaning in these articles or that part (as the case may be) save that the word "company" shall include any body corporate; and

references to a meeting shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person.

Headings are included only for convenience and shall not affect meaning.

3. **Form of Resolution**

(A) Where for any purpose an ordinary resolution of the company is required, a special or extraordinary resolution shall also be effective and where for any purpose an extraordinary resolution is required a special resolution shall also be effective.

(B) Subject to the Companies Acts, a resolution in writing signed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting properly convened and held and may consist of several instruments in the like form each signed by or on behalf of one or more of the members. In this paragraph of this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

SHARE CAPITAL

4. **Authorised Share Capital**

The authorised share capital of the company at the date of adoption of this article is £852,550,034 divided into 501,500,020 ordinary shares of 170 pence each.

5. **Rights Attached to Shares**

Subject to the provisions of the Companies Acts and to any rights attached to existing shares, any share may be issued with or have attached to it such rights and restrictions as the company may by ordinary resolution decide or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the board may decide.

6. **Redeemable Shares**

Subject to the provisions of the Companies Acts and to any rights attached to existing shares, any share may be issued which is to be redeemed, or is liable to be redeemed at the option of the company or the holder.

7. **Purchase of Own Shares**

Subject to the provisions of the Companies Acts and to any rights attached to existing shares, the company may purchase or may enter into a contract under which it will or may purchase all or any of its shares of any class, including any redeemable shares. Purchases or contracts for the purchase of, or under which the company may become entitled or obliged to purchase, shares in the company shall be authorised by such resolution of the company as may be required by the Companies Acts and by an extraordinary resolution passed at a separate general meeting of the holders of any class of shares which at the date on which the purchases or contracts are authorised by the company in general meeting entitle them, either immediately or at any time later on, to convert all or any of the shares of that class held by them into equity share capital of the company. Neither the company nor the board shall be required to select the shares to be purchased rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares.

8. **Variation of Rights**

Subject to the provisions of the Companies Acts, all or any of the rights attached to any existing class of shares may from time to time (whether or not the company is being wound up) be varied either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. All the provisions of these articles as to general meetings of the company shall, with any necessary modifications, apply to any such separate general meeting, but so that the necessary quorum shall be two persons entitled to vote and holding or representing by proxy not less than one-third in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares), (but so that at any adjourned meeting one holder entitled to vote and present in person or by proxy (whatever the number of shares held by him) shall be a quorum), that every holder of shares of the class present in person or by proxy and entitled to vote shall be entitled on a poll to one vote for every share of the class held by him (subject to any rights or restrictions attached to any class of shares) and that any holder of shares of the class present in person or by proxy and entitled to vote may demand a poll. The foregoing provisions of this article shall apply to the variation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class and their special rights were to be varied.

9. **Pari Passu Issues**

The rights conferred upon the holders of any shares shall not, unless otherwise expressly provided in the rights attaching to those shares, be deemed to be varied by the creation or issue of further shares ranking pari passu with them.

10. **Unissued Shares**

Subject to the provisions of the Companies Acts and these articles and to any resolution passed by the company and without prejudice to any rights attached to existing shares, the unissued shares of the company (whether forming part of the original or any increased capital) shall be at the disposal of the board which may offer, allot, grant options over or otherwise deal with or dispose of them to such persons, at such times and for such consideration and upon such terms as the board may decide.

11. **Payment of Commission**

The company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Companies Acts. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly-paid shares or partly in one way and partly in the other.

12. **Trusts Not Recognised**

Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the company as holding any share upon any trust and the company shall not be bound by or required in any way to recognise (even when having notice of it) any interest in any share or (except only as by these articles or by law otherwise provided) any other right in respect of any share other than an absolute right to the whole of the share in the holder.

13. Suspension of Rights Where Non-Disclosure of Interest

(A) Where the holder of any shares in the company, or any other person appearing to be interested in those shares, fails to comply within the relevant period with any statutory notice in respect of those shares or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, the company may give the holder of those shares a further notice (a "restriction notice") to the effect that from the service of the restriction notice those shares will be subject to some or all of the relevant restrictions, and from service of the restriction notice those shares shall, notwithstanding any other provision of these articles, be subject to those relevant restrictions accordingly. For the purpose of enforcing the relevant restriction referred to in sub-paragraph (iii) of the definition of "relevant restrictions", the board may give notice to the relevant member requiring the member to change the relevant shares held in uncertificated form to certificated form by the time stated in the notice. The notice may also state that the member may not change any of the relevant shares held in certificated form to uncertificated form. If the member does not comply with the notice, the board may authorise any person to instruct the Operator to change the relevant shares held in uncertificated form to certificated form.

(B) If after the service of a restriction notice in respect of any shares the board is satisfied that all information required by any statutory notice relating to those shares or any of them from their holder or any other person appearing to be interested in the shares the subject of the restriction notice has been supplied, the company shall, within seven days, cancel the restriction notice. The company may at any time at its discretion cancel any restriction notice or exclude any shares from it. The company shall cancel a restriction notice within seven days after receipt of a notice in writing that the relevant shares have been transferred pursuant to an arm's length sale.

(C) Where any restriction notice is cancelled or ceases to have effect in relation to any shares, any moneys relating to those shares which were withheld by reason of that notice shall be paid without interest to the person who would but for the notice have been entitled to them or as he may direct.

(D) Any new shares in the company issued in right of any shares subject to a restriction notice shall also be subject to the restriction notice, and the board may make any right to an allotment of the new shares subject to restrictions corresponding to those which will apply to those shares by reason of the restriction notice when such shares are issued.

(E) Any holder of shares on whom a restriction notice has been served may at any time request the company to give in writing the reason why the restriction notice has been served, or why it remains uncancelled, and within 14 days of receipt of such a notice the company shall give that information accordingly.

(F) If a statutory notice is given by the company to a person appearing to be interested in any share, a copy shall at the same time be given to the holder, but the failure or omission to do so or the non-receipt of the copy by the holder shall not invalidate such notice.

(G) This article is in addition to, and shall not in any way prejudice or affect, the statutory rights of the company arising from any failure by any person to give any information required by a statutory notice within the time specified in it. For the purpose of this article a statutory notice need not specify the relevant period, and may require any information to be given before the expiry of the relevant period.

(H) In this article:-

a sale is an "**arm's length sale**" if the board is satisfied that it is a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the holder or with any person appearing to be interested in such shares and shall include a sale made by way of or in pursuance of acceptance of a takeover offer and a sale made through the London Stock Exchange or any other stock exchange outside the United Kingdom on which the company's shares are normally traded. For this purpose an associate (within the definition of that expression in any statute relating to insolvency in force at the date of adoption of this article) shall be included amongst the persons who are connected with the holder or any person appearing to be interested in such shares;

"**person appearing to be interested**" in any shares shall mean any person named in a response to a statutory notice or otherwise notified to the company by a member as being so interested or shown in any register or record kept by the company under the Companies Acts as so interested or, taking into account a response or failure to respond in the light of the response to any other statutory notice and any other relevant information in the possession of the company, any person whom the company knows or has reasonable cause to believe is or may be so interested;

"**person with a 0.25 per cent. interest**" means a person who holds, or is shown in any register or record kept by the company under the Companies Acts as having an interest in, shares in the company which comprise in total at least 0.25 per cent. in number or nominal value of the shares of the company (calculated exclusive of any shares held as treasury shares), or of any class of such shares (calculated exclusive of any shares of that class held as treasury shares), in issue at the date of service of the restriction notice;

"**relevant period**" means a period of 14 days following service of a statutory notice;

"**relevant restrictions**" mean in the case of a restriction notice served on a person with a 0.25 per cent. interest that:-

(i) the shares shall not confer on the holder any right to attend or vote either personally or by proxy at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or to exercise any other right conferred by membership in relation to general meetings;

(ii) the board may withhold payment of all or any part of any dividends or other moneys payable in respect of the shares and the holder shall not be entitled to receive shares in lieu of dividend;

(iii) the board may decline to register a transfer of any of the shares which are certificated shares, unless such a transfer is pursuant to an arm's length sale

and in any other case mean only the restriction specified in sub-paragraph (i) of this definition; and

"**statutory notice**" means a notice served by the company under the Companies Acts requiring particulars of interests in shares or of the identity of persons interested in shares.

14. Uncertificated Shares

(A) Pursuant and subject to the Uncertificated Securities Regulations, the board may permit title to shares of any class to be evidenced otherwise than by a certificate and title to shares of such a class to be transferred by means of a relevant system and may make arrangements for a class of shares (if all shares of that class are in all respects identical) to become a participating class. Title to shares of a particular class may only be evidenced otherwise than by a certificate where that class of shares is at the relevant time a participating class. The board may also, subject to compliance with the Uncertificated Securities Regulations and the rules of any relevant system, determine at any time that title to any class of shares may from a date specified by the board no longer be evidenced otherwise than by a certificate or that title to such a class shall cease to be transferred by means of any particular relevant system. For the avoidance of doubt, shares which are uncertificated shares shall not be treated as forming a class which is separate from certificated shares with the same rights.

(B) In relation to a class of shares which is a participating class and for so long as it remains a participating class, no provision of these articles shall apply or have effect to the extent that it is inconsistent in any respect with:-

(i) the holding of shares of that class in uncertificated form;

(ii) the transfer of title to shares of that class by means of a relevant system; and

(iii) any provision of the Uncertificated Securities Regulations,

and, without prejudice to the generality of this article. no provision of these articles shall apply or have effect to the extent that it is in any respect inconsistent with the maintenance, keeping or entering up by the Operator, so long as that is permitted or required by the Uncertificated Securities Regulations, of an Operator register of securities in respect of that class of shares in uncertificated form.

(C) Shares of a class which is at the relevant time a participating class may be changed from uncertificated to certificated form, and from certificated to uncertificated form, in accordance with and subject as provided in the Uncertificated Securities Regulations and the rules of any relevant system. The board shall record on the register the number of shares held by each member in certified or uncertificated form.

(D) Unless the board otherwise determines or the Uncertificated Securities Regulations or the rules of the relevant system concerned otherwise require, any shares issued or created out of or in respect of any uncertificated shares shall be uncertificated shares and any shares issued or created out of or in respect of any certificated shares shall be certificated shares.

(E) The company shall be entitled to assume that the entries on any record of securities maintained by it in accordance with the Uncertificated Securities Regulations and regularly reconciled with the relevant Operator register of securities are a complete and accurate reproduction of the particulars entered in the Operator register of securities and shall accordingly not be liable in respect of any act or thing done or omitted to be done by or on behalf of the company in reliance on such assumption; in particular, any provision of these articles which requires or envisages that action will be taken in reliance on information contained in the register shall be construed to permit that action to be taken in reliance on information contained in any relevant record of securities (as so maintained and reconciled).

15. Right to Share Certificates

Every person (except a person to whom the company is not by law required to issue a certificate) whose name is entered in the register as a holder of any certificated shares shall be entitled, without payment, to receive within the time limits prescribed by the Companies Acts (or, if earlier, within any prescribed time limit or within a time specified when the shares were issued) one certificate for all those shares of any one class or several certificates each for one or more of the shares of the class in question upon payment for every certificate after the first of such reasonable out-of-pocket expenses as the board may from time to time decide. In the case of a certificated share held jointly by several persons, the company shall not be bound to issue more than one certificate and delivery of a certificate to one of several joint holders shall be sufficient delivery to all. A member who transfers some but not all of the shares comprised in a certificate shall be entitled to a certificate for the balance without charge.

16. Replacement of Share Certificates

If a share certificate is defaced, worn out, lost or destroyed, it may be replaced on such terms (if any) as to evidence and indemnity as the board may decide and, where it is defaced or worn out, after delivery of the old certificate to the company. Any two or more certificates representing shares of any one class held by any member shall at his request be cancelled and a single new certificate for such shares issued in lieu. Any certificate representing shares of any one class held by any member may at his request be cancelled and two or more certificates for such shares may be issued instead. The board may require the payment of any exceptional out-of-pocket expenses of the company incurred in connection with the issue of any certificates under this article. Any one of two or more joint holders may request replacement certificates under this article.

17. Execution of Share Certificates

Every share certificate shall be executed under a seal or in such other manner as the board, having regard to the terms of issue and any listing requirements, may authorise and shall specify the number and class of the shares to which it relates and the amount or respective amounts paid up on the shares. The board may by resolution decide, either generally or in any particular case or cases, that any signatures on any share certificates need not be autographic but may be applied to the certificates by some mechanical or other means or may be printed on them or that the certificates need not be signed by any person.

LIEN

18. Company's Lien on Shares Not Fully Paid

The company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable to the company (whether presently or not) in respect of that share. The company's lien on a share shall extend to every amount payable in respect of it. The board may at any time either generally or in any particular case waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this article.

19. Enforcing Lien by Sale

The company may sell, in such manner as the board may decide, any share on which the company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after a notice has been served on the holder of the share or the person who is entitled by transmission to the share, demanding payment and stating that if the notice is not complied with the share may be sold. For giving effect to the sale the board may authorise some person to execute an instrument of transfer of the share sold to or in accordance with the directions of the purchaser. The transferee shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in relation to the sale.

20. Application of Proceeds of Sale

The net proceeds, after payment of the costs, of the sale by the company of any share on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as it is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale and upon surrender, if required by the company, for cancellation of the certificate for the share sold) be paid to the person who was entitled to the share at the time of the sale.

CALLS ON SHARES

21. Calls

Subject to the terms of issue, the board may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) and not payable on a date fixed by or in accordance with the terms of issue, and each member shall (subject to the company serving upon him at least 14 clear days' notice specifying when and where payment is to be made) pay to the company as required by the notice the amount called on his shares. A call may be made payable by instalments. A call may be revoked or postponed, in whole or in part, as the board may decide. A person upon whom a call is made shall remain liable jointly and severally with the successors in title to his shares for all calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

22. Timing of Calls

A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

23. Liability of Joint Holders

The joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share.

24. Interest Due on Non-Payment

If a call remains unpaid after it has become due and payable, the person from whom it is due and payable shall pay interest on the amount unpaid from the day it is due and payable to the time of actual payment at such rate, not exceeding 15 per cent. per annum, as the board may decide, and all expenses that have been incurred by the company by reason of such non-payment, but the board shall be at liberty in any case or cases to waive payment of the interest or expenses wholly or in part.

25. Sums Due on Allotment Treated as Calls

Any amount which becomes payable in respect of a share on allotment or on any other date fixed by or in accordance with the terms of issue, whether in respect of the nominal amount of the share or by way of premium or as an instalment of a call, shall be deemed to be a call and, if it is not paid, all the provisions of these articles shall apply as if the sum had become due and payable by virtue of a call.

26. Power to Differentiate

The board may on or before the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

27. Payment of Calls in Advance

The board may, if it thinks fit, receive from any member who is willing to advance them all or any part of the moneys uncalled and unpaid upon any shares held by him and on all or any of the moneys so advanced may (until they would, but for the advance, become presently payable) pay interest at such rate, not exceeding (unless the company by ordinary resolution shall otherwise direct) 15 per cent. per annum, as the board may decide.

FORFEITURE OF SHARES

28. Notice if Call or Instalment Not Paid

If any call or instalment of a call remains unpaid on any share after the day appointed for payment, the board may at any time serve a notice on the holder requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and any expenses incurred by the company by reason of such non-payment.

29. Form of Notice

The notice shall name a further day (not being less than 14 clear days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that in the event of non-payment on or before the day and at the place appointed, the shares in respect of which the call has been made or instalment is payable will be liable to be forfeited.

30. Forfeiture for Non-Compliance with Notice

If the notice is not complied with, any share in respect of which it was given may, at any time before payment of all calls or instalments and interest and expenses due in respect of it has been made, be forfeited by a resolution of the board to that effect and the forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited shares and not paid before the forfeiture. The board may accept the surrender of any share liable to be forfeited and, in that event, references in these articles to forfeiture shall include surrender.

31. Notice after Forfeiture

When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share but no forfeiture shall be invalidated by any omission or neglect to give notice.

32. Sale of Forfeited Shares

Until cancelled in accordance with the requirements of the Companies Acts, a forfeited share shall be deemed to be the property of the company and may be sold, re-allotted or otherwise disposed of either to the person who was, before forfeiture, the holder or to any other person upon such terms and in such manner as the board shall decide. The board may for the purposes of the disposal authorise some person to execute an instrument of transfer to the designated transferee. The company may receive the consideration (if any) given for the share on its disposal and if the share is in registered form, may register the transferee as the holder of the share. At any time before a sale, re-allotment or disposition the forfeiture may be cancelled by the board on such terms as the board may decide.

33. Arrears to be Paid Notwithstanding Forfeiture

A person whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the company for cancellation the certificate for the forfeited shares but shall remain liable to pay to the company all moneys which at the date of the forfeiture were payable by him to the company in respect of those shares with interest thereon at the rate of 15 per cent. per annum (or such lower rate as the board may decide) from the date of forfeiture until payment, and the company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited or for any consideration received on their disposal.

34. Statutory Declaration as to Forfeiture

A statutory declaration that the declarant is a director of the company or the secretary and that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is sold, re-allotted or otherwise disposed of shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal.

TRANSFER OF SHARES

35. Transfer

(A) Subject to such of the restrictions of these articles as may be applicable:-

(i) any member may transfer all or any of his uncertificated shares by means of a relevant system in such manner provided for, and subject as provided in, the Uncertificated Securities Regulations and the rules of any relevant system, and accordingly no provision of these articles shall apply in respect of an uncertificated share to the extent that it requires or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the share to be transferred; and

(ii) any member may transfer all or any of his certificated shares by an instrument of transfer in any usual for or in any other form which the board may approve.

(B) The transferor of a share shall be deemed to remain the holder of the share concerned until the name of the transferee is entered in the register in respect of it.

36. Execution of Transfer

The instrument of transfer of a certificated share shall be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee. All instruments of transfer, when registered, may be retained by the company.

37. Rights to Decline Registration of Partly Paid Shares

The board may, in its absolute discretion and without giving any reason for so doing, decline to register any transfer of any share which is not a fully paid share provided that, where any such shares are admitted to the Official List of the London Stock Exchange, such discretion may not be exercised in such a way as to prevent dealings in shares of that class from taking place on an open and proper basis.

38. Other Rights to Decline Registration

(A) Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the Uncertificated Securities Regulations, and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

(B) The board may decline to register any transfer of a certificated share unless:-

(i) the instrument of transfer is duly stamped or duly certified or otherwise shown to the satisfaction of the board to be exempt from stamp duty and is left at the office or such other place as the board may from time to time determine accompanied (save in the case of a transfer by a person to whom the company is not required by law to issue a certificate and to whom a certificate has not been issued) by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the person executing the instrument of transfer to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do;

(ii) the instrument of transfer is in respect of only one class of share; and

(iii) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four

(C) For all purposes of these articles relating to the registration of transfers of shares, the renunciation of the allotment of any shares by the allottee in favour of some other person shall be deemed to be a transfer and the board shall have the same powers of refusing to give effect to such a renunciation as if it were a transfer.

39. No Fee for Registration

No fee shall be charged by the company for registering any transfer, document or instruction relating to or affecting the title to any share or for making any other entry in the register.

40. Untraced Shareholders

The company may sell any certificated shares in the company on behalf of the holder of, or person entitled by transmission to, the shares at the best price reasonably obtainable at the time of sale if:-

(i) the shares have been in issue either in certificated or uncertificated form throughout the qualifying period and at least three cash dividends have become payable on the shares during the qualifying period;

(ii) no cash dividend payable on the shares has either been claimed by presentation to the paying bank of the relevant cheque or warrant or been satisfied by the transfer of funds to a bank account designated by the holder of, or person entitled by transmission to, the shares or by the transfer of funds by means of a relevant system at any time during the relevant period;

(iii) so far as any director of the company at the end of the relevant period is then aware, the company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares; and

(iv) the company has caused two advertisements to be published, one in a newspaper with a national circulation and the other in a newspaper circulating in the area in which the last known postal address of the holder of, or person entitled by transmission to, the shares or the postal address at which service of notices may be effected under the articles is located, giving notice of its intention to sell the shares and a period of three months has elapsed from the date of publication of the advertisements or of the last of the two advertisements to be published if they are published on different dates.

For the purpose of this article:-

"**the qualifying period**" means the period of 12 years immediately preceding the date of publication of the advertisements referred to in sub-paragraph (iv) above or of the first of the two advertisements to be published if they are published on different dates; and

"**the relevant period**" means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of sub-paragraphs (i) to (iv) above have been satisfied.

If during any relevant period, further shares have been issued in right of those held at the beginning of that relevant period or of any previously so issued during that relevant period and all the requirements of sub-paragraphs (ii) to (iv) above have been satisfied in regard to the further shares, the company may also sell the further shares.

To give effect to any sale of shares pursuant to this article the board may authorise some person to transfer the shares in question and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of sale shall belong to the company and, upon their receipt, the company shall become indebted to the former holder of, or person entitled by transmission to, the shares for an amount equal to the net proceeds. No trust shall be created in respect of the debt and no interest shall be payable in respect of it and the company shall not be required to account for any moneys earned from the net proceeds which may be employed in the business of the company or as it thinks fit.

TRANSMISSION OF SHARES

41. Transmission on Death

If a member dies, the survivor or survivors, where he was a joint holder, and his personal representatives, where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the company as having any title to his shares; but nothing contained in these articles shall release the estate of a deceased holder from any liability in respect of any share held by him solely or jointly with other persons.

42. Entry of Transmission in Register

Where the entitlement of a person to a certificated share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the board, the board shall within two months after proof cause the entitlement of that person to be noted in the register.

43. Election of Person Entitled by Transmission

Any person entitled by transmission to a share may, subject as provided elsewhere in these articles, elect either to become the holder of the share or to have some person nominated by him registered as the holder. If he elects to be registered himself he shall give notice to the company to that effect. If he elects to have another person registered and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to have himself or another person registered and the share is an uncertificated share, he shall take any action the board may require (including, without limitation, the execution of any document and the giving of any instruction by means of relevant system) to enable himself or that person to be registered as the holder of the share. The board may at any time require the person to elect either to be registered himself or to transfer the share and if the requirements are not complied with within 60 days of being issued the board may withhold payment of all dividends and other moneys payable in respect of the share until the requirements have been complied with. All the provisions of these articles relating to the transfer of, and registration of transfers of, shares shall apply to the notice or transfer as if the death or bankruptcy of the member or other event giving rise to the transmission had not occurred and the notice or transfer was given or executed by the member.

44. Rights of Person Entitled by Transmission

Where a person becomes entitled by transmission to a share, the rights of the holder in relation to that share shall cease, but the person entitled by transmission to the share may give a good discharge for any dividends or other moneys payable in respect of it and shall have the same rights in relation to the share as he would have had if he were the holder of it save that, until he becomes the holder, he shall not be entitled in respect of the share (except with the authority of the board) to receive notice of, or to attend or vote at, any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or to exercise any other right conferred by membership in relation to general meetings.

ALTERATION OF SHARE CAPITAL

45. Increase, Consolidation, Sub-Division and Cancellation

The company may from time to time by ordinary resolution:-

(i) increase its share capital by such sum to be divided into shares of such amount as the resolution shall prescribe:

(ii) consolidate, or consolidate and then sub-divide, all or any of its share capital into shares of larger amount than its existing shares;

(iii) subject to the Companies Acts, sub-divide its shares or any of them into shares of smaller amount and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage or be subject to any restriction as compared with the others; and

(iv) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

46. Fractions

(A) Whenever as a result of a consolidation, consolidation and sub-division or sub-division of shares any members would become entitled to fractions of a share, the board may deal with the fractions as it thinks fit. In particular the board may sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Companies Acts, the company) and distribute the net proceeds of sale in due proportion among those members and the board may authorise some person to transfer or deliver the shares to, or in accordance with the directions of, the purchaser. For the purposes of effecting the sale, the board may arrange for the shares representing the fractions to be entered in the register as certificated shares. The person to whom any shares are transferred or delivered shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings relating to the sale.

(B) Subject to the Companies Acts, when the board consolidates or sub-divides shares, it can treat certificated and uncertificated shares which a member holds as separate shareholdings.

47. **Reduction of Capital**

Subject to the provisions of the Companies Acts, the company may by special resolution reduce its share capital, any capital redemption reserve, any share premium account or any other undistributable reserve in any way.

GENERAL MEETINGS

48. **Extraordinary General Meetings**

Any general meeting of the company other than an annual general meeting shall be called an extraordinary general meeting.

49. **Annual General Meetings**

The board shall convene and the company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts.

50. **Convening of Extraordinary General Meetings**

The board may convene an extraordinary general meeting whenever it thinks fit.

51. **Separate General Meetings**

The provisions of these articles relating to general meetings shall apply, with any necessary modifications, to any separate general meeting of the holders of shares of a class convened otherwise than in connection with the variation or abrogation of the rights attached to the shares of that class. For this purpose, a general meeting at which no holder of a share other than an ordinary share may, in his capacity as a member, attend or vote shall also constitute a separate general meeting of the holders of the ordinary shares.

NOTICE OF GENERAL MEETINGS

52. **Length of Notice**

An annual general meeting and an extraordinary general meeting convened for the passing of a special resolution or (save as provided by the Companies Acts) a resolution of which special notice has been given to the company shall be convened by not less than 21 clear days' notice in writing. All other extraordinary general meetings shall be convened by not less than 14 clear days' notice in writing. The notice shall specify the place, day and time of the meeting, and the general nature of the business to be transacted. Notice of every general meeting shall be given to all members other than any who, under the provisions of these articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the company, and also to the auditors or, if more than one, each of them. References in this article to notice in writing include the use of electronic communications and publication on a web site in accordance with the Companies Acts.

53. **Omission or Non-Receipt of Notice**

(A) The accidental omission to give any notice of a meeting or the accidental omission to send any document relating to any meeting to, or the non-receipt of any such notice or document by, any person entitled to receive the notice or document shall not invalidate the proceedings at that meeting.

(B) A member present in person or by proxy at a meeting shall be deemed to have received proper notice of that meeting and, where applicable, of the purpose of that meeting.

54. Postponement of General Meetings

If the board, in its absolute discretion, considers that it is impractical or undesirable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone or move the general meeting to another date, time and/or place. The board shall take reasonable steps to ensure that notice of the date, time and place of the rearranged meeting is given to any member trying to attend the meeting at the original time and place. Notice of the date, time and place of the rearranged meeting shall, if practicable, also be placed in at least two national newspapers in the United Kingdom. Notice of the business to be transacted at such rearranged meeting shall not be required. If a meeting is rearranged in this way, the appointment of a proxy will be valid if it is received as required by these articles not less than 48 hours before the time appointed for holding the rearranged meeting. The board may also postpone or move the rearranged meeting under this article.

PROCEEDINGS AT GENERAL MEETINGS

55. Quorum

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairman of the meeting which shall not be treated as part of the business of the meeting. Save as otherwise provided by these articles, two members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

56. Procedure If Quorum Not Present

If within five minutes (or such longer time not exceeding one hour as the chairman of the meeting may decide to wait) after the time appointed for the commencement of the meeting a quorum is not present, the meeting, if convened by or upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to such other day (being not less than three nor more than 28 days later) and at such other time or place as may have been specified for the purpose in the notice convening the meeting. Where no such arrangements have been so specified, the meeting shall stand adjourned to such other day (being not less than ten nor more than 28 days later) and at such other time or place as the chairman of the meeting may decide and, in this case, the company shall give not less than seven clear days' notice in writing of the adjourned meeting. References in this article to notice in writing include the use of electronic communications and publication on a web site in accordance with the Companies Acts. At any adjourned meeting one member present in person or by proxy and entitled to vote (whatever the number of shares held by him) shall be a quorum and any notice of an adjourned meeting shall state that one member present in person or by proxy and entitled to vote (whatever the number of shares held by him) shall be a quorum.

57. Security Arrangements

The board may direct that persons wishing to attend any general meeting should submit to such searches or other security arrangements or restrictions as the board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to, or to authorise some one or more persons who shall include a director or the secretary or the chairman of the meeting to, refuse entry to, or to eject from, such general meeting any person who fails to submit to such searches or otherwise to comply with such security arrangements or restrictions.

58. **Chairman of General Meeting**

The chairman (if any) of the board or, in his absence, the deputy chairman (if any) shall preside as chairman at every general meeting. If more than one deputy chairman is present they shall agree amongst themselves who is to take the chair or, if they cannot agree, the deputy chairman who has been in office as a director longest shall take the chair. If there is no chairman or deputy chairman, or if at any meeting neither the chairman nor any deputy chairman is present within five minutes after the time appointed for the commencement of the meeting, or if neither the chairman nor any deputy chairman is willing to act as chairman, the directors present shall choose one of their number to act, or if one director only is present he shall preside as chairman of the meeting if willing to act. If no director is present, or if each of the directors present declines to take the chair, the persons present and entitled to vote shall appoint one of their number to be chairman of the meeting. Nothing in these articles shall restrict or exclude any of the powers or rights of a chairman of a meeting which are given by law.

59. **Orderly Conduct**

The chairman of the meeting shall take such action or give directions for such action to be taken as he thinks fit to promote the orderly conduct of the business of the meeting as laid down in the notice of the meeting. The chairman's decision on points of order, matters of procedure or arising incidentally from the business of the meeting shall be final as shall be his determination as to whether any point or matter is of such a nature.

60. **Entitlement to Attend and Speak**

Each director shall be entitled to attend and speak at any general meeting of the company and at any separate general meeting of the holders of any class of shares in the company. The chairman of the meeting may invite any person to attend and speak at any general meeting of the company where he considers that this will assist in the deliberations of the meeting.

61. **Adjournments**

The chairman of the meeting may at any time without the consent of the meeting adjourn any meeting (whether or not it has commenced or a quorum is present) either sine die or to another time or place where it appears to him that (a) the members entitled to vote and wishing to attend cannot be conveniently accommodated in the place appointed for the meeting (b) the conduct of persons present prevents or is likely to prevent the orderly continuation of business or (c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted. In addition, the chairman of the meeting may at any time with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting either sine die or to another time or place. When a meeting is adjourned sine die the time and place for the adjourned meeting shall be fixed by the board. No business shall be transacted at any adjourned meeting except business which might properly have been transacted at the meeting had the adjournment not taken place. Any meeting may be adjourned more than once.

62. **Notice of Adjournment**

When a meeting is adjourned for three months or more, or sine die, notice of the adjourned meeting shall be given as in the case of an original meeting. Except where these articles otherwise require, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

AMENDMENTS

63. Amendments to Resolutions

In the case of a resolution duly proposed as a special or extraordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon and in the case of a resolution duly proposed as an ordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon unless either at least 48 hours prior to the time appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed notice in writing of the terms of the amendment and intention to move the same has been lodged at the office or the chairman of the meeting in his absolute discretion decides that it may be considered or voted upon. With the consent of the chairman of the meeting, an amendment may be withdrawn by its proposer before it is put to the vote.

64. Amendments Ruled Out of Order

If an amendment shall be proposed to any resolution under consideration but shall be ruled out of order by the chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

VOTING

65. Votes of Members

Subject to any special terms as to voting upon which any shares may be issued or may at the relevant time be held and to any other provisions of these articles, on a show of hands every member who is present in person at a general meeting of the company shall have one vote. Proxies cannot vote on a show of hands. On a poll every member who is present in person or by proxy shall, subject to any special terms as to voting upon which any shares may be issued or may at the relevant time be held and to any other provisions of these articles, have one vote for every share of which he is the holder.

66. Method of Voting

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded. Subject to the Companies Acts, a poll may be demanded by:-

(i) the chairman of the meeting; or

(ii) at least three members present in person or by proxy and entitled to vote; or

(iii) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all the members having the right to attend and vote at the meeting; or

(iv) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

The chairman of the meeting can also demand a poll before a resolution is put to the vote on a show of hands.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman of the meeting that a resolution on a show of hands has been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution.

67. Procedure if Poll Demanded

If a poll is properly demanded it shall be taken in such manner as the chairman of the meeting shall direct and he may appoint scrutineers who need not be members. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

68. When Poll to be Taken

A poll demanded on the election of a chairman of the meeting, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or on such date (being not later than 30 days after the date of the demand) and at such time and place as the chairman of the meeting shall direct. It shall not be necessary (unless the chairman of the meeting otherwise directs) for notice to be given of a poll.

69. Continuance of Other Business after Poll Demand

The demand for a poll (other than on the election of a chairman of the meeting or on a question of adjournment) shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded, and it may be withdrawn with the consent of the chairman of the meeting at any time before the close of the meeting or the taking of the poll, whichever is the earlier, and in that event shall not invalidate the result of a show of hands declared before the demand was made.

70. Votes on a Poll

On a poll votes may be given either personally or by proxy. A member may appoint more than one proxy to attend on the same occasion and if he does he shall specify the number of shares in respect of which each proxy is entitled to exercise the related votes and shall ensure that no proxy is appointed to exercise the votes which any other proxy has been appointed by that member to exercise. On a poll a member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

71. Casting Vote of Chairman

In the case of an equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman of the meeting shall be entitled to an additional or casting vote.

72. **Votes of Joint Holders**

In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the joint holding.

73. **Voting on Behalf of Incapable Member**

A member in respect of whom an order has been made by any competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company and may exercise any other right conferred by membership in relation to general meetings by or through any person authorised in such circumstances to do so on his behalf (and that person may vote on a poll by proxy), provided that evidence to the satisfaction of the board of the authority of the person claiming to exercise the right to vote or such other right has been received at the office (or at such other place as may be specified in accordance with these articles for the receipt of appointments of a proxy in writing which are not electronic communications) not later than the last time at which such an appointment should have been received in order to be valid for use at that meeting or on the holding of that poll.

74. **No Right to Vote where Sums Overdue on Shares**

No member shall, unless the board otherwise decides, be entitled in respect of any share held by him to attend or vote (either personally or by proxy) at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or upon a poll or to exercise any other right conferred by membership in relation to general meetings or polls unless all calls or other sums presently payable by him in respect of that share have been paid.

75. **Objections or Errors in Voting**

If:-

(i) any objection shall be raised to the qualification of any voter, or

(ii) any votes have been counted which ought not to have been counted or which might have been rejected, or

(iii) any votes are not counted which ought to have been counted,

the objection or error shall not vitiate the decision of the meeting or adjourned meeting or poll on any resolution unless it is raised or pointed out at the meeting or, as the case may be, the adjourned meeting or poll at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be conclusive.

PROXIES

76. Appointment of Proxies

The appointment of a proxy shall be in writing signed by the appointor or his duly authorised attorney or, if the appointor is a corporation, shall either be executed under its seal or signed by an officer, attorney or other person authorised to sign it. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

77. Receipt of Proxies

The appointment of a proxy must:-

(i) in the case of an appointment which is not contained in an electronic communication, be received at the office (or such other place in the United Kingdom as may be specified in or by way of note to the notice convening the meeting or in or by way of note to any notice of any adjournment or, in either case, in any accompanying document) not less than 48 hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote together with (if required by the board) any authority under which it is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board;

(ii) in the case of an appointment contained in an electronic communication, where an address has been specified for the purpose of receiving electronic communications in or by way of note to the notice convening the meeting or in or by way of note to any notice of any adjournment or, in either case, in any accompanying document or in any electronic communication issued by or on behalf of the company, be received at such address not less than 48 hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote. Any authority pursuant to which an appointment contained in an electronic communication is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board, must, if required by the board, be received at the office (or such other place in the United Kingdom as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document) not less than 48 hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(iii) in the case of a poll taken subsequently to the date of the meeting or adjourned meeting, be received as aforesaid not less than 24 hours (or such shorter time as the board may determine) before the time appointed for the taking of the poll,

and an appointment of a proxy which is not or in respect of which the authority or copy thereof is not, received in a manner so permitted shall be invalid. When two or more valid but differing appointments of a proxy are received in respect of the same share for use at the same meeting or poll, the one which is last received (regardless of its date or of the date of its signature) shall be treated as replacing and revoking the others as regards that share; if the company is unable to determine which was last received, none of them shall be treated as valid in respect of that share. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. The proceedings at a general meeting shall not be invalidated where an appointment of a proxy in respect of that meeting is delivered in a manner permitted by these articles by electronic communication, but because of a technical problem it cannot be read by the recipient.

78. **Maximum Validity of Proxy**

No appointment of a proxy shall be valid after 12 months have elapsed from the date of its receipt save that, unless the contrary is stated in it, an appointment of a proxy shall be valid for use at an adjourned meeting or a poll after a meeting or an adjourned meeting even after 12 months, if it was valid for the original meeting.

79. **Form of Proxy**

The appointment of a proxy shall be in any usual form or in such other form as the board may approve and the board may, if it thinks fit, but subject to the provisions of the Companies Acts, send out with the notice of any meeting forms of appointment of a proxy for use at the meeting. The appointment of a proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to, or any other business which may properly come before, the meeting for which it is given as the proxy thinks fit. The appointment of a proxy shall, unless the contrary is stated in it, be valid as well for any adjournment of the meeting as for the meeting to which it relates. For so long as the board shall in its absolute discretion have so determined, a proxy appointed by the person from time to time holding shares in the company as nominee in respect of the IPF Company Nominee Scheme may speak at a meeting and vote on a show of hands.

80. **Cancellation of Proxy's Authority**

A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice in writing of the determination was received by the company at the office (or such other place or address as was specified by the company for the receipt of appointments of proxy in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document) not later than the last time at which an appointment of a proxy should have been received in order to be valid for use at the meeting or on the holding of the poll at which the vote was given or the poll demanded. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

81. **Number of Directors**

Unless otherwise determined by ordinary resolution of the company, the directors (disregarding alternate directors) shall be not less than two nor more than fifteen in number.

82. **Directors' Shareholding Qualification**

No shareholding qualification for directors shall be required.

83. Power of Company to Elect Directors

Subject to the provisions of these articles, the company may by ordinary resolution elect any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles.

84. Power of Board to Appoint Directors

Subject to the provisions of these articles, the board may appoint any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles. Any director so appointed shall retire at the next annual general meeting and shall then be eligible for election but shall not be taken into account in determining the directors or the number of directors who are to retire by rotation at that meeting.

85. Number to Retire by Rotation

At every annual general meeting a minimum of one-third of the directors shall retire from office, save that if their number is not three or any multiple of three then the minimum number required to retire shall be the number nearest to and less than one-third. If there are fewer than three directors they shall all retire.

86. Identity of Directors to Retire

The directors to retire by rotation on each occasion shall be those of the directors who held office at the time of the two preceding annual general meetings and who did not retire at either of them. If the number of directors so retiring is less than the minimum number required by these articles to retire by rotation, additional directors up to that number shall also retire. The additional directors to retire shall be those of the directors who have been longest in office since they were last elected; but, as between persons who were last elected on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. In addition, a director who would not otherwise be required to retire shall retire if he has held office with the company, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting. The directors to retire by rotation on each occasion (both as to number and identity) shall be determined by the composition of the board at start of business on the date of the notice convening the annual general meeting and no director shall be required to retire by rotation or be relieved from retiring by rotation by reason of any change in the number or identity of the directors after that time on the date of the notice but before the close of the meeting.

87. Filling Vacancies

Subject to the provisions of these articles, at the meeting at which a director retires the company can pass an ordinary resolution to re-elect the director or to elect some other eligible person in his place.

88. Power of Removal by Special Resolution

In addition to any power of removal conferred by the Companies Acts, the company may by special resolution remove any director before the expiration of his period of office and may (subject to these articles) by ordinary resolution appoint another person who is willing to act to be a director in his place.

89. Persons Eligible as Directors

No person other than a director retiring at the meeting (whether by rotation or otherwise) shall be elected or re-elected a director at any general meeting unless:-

(i) he is recommended by the board; or

(ii) not less than seven nor more than 42 days before the day appointed for the meeting, notice in writing by a member qualified to vote at the meeting (not being the person to be proposed) has been given to the secretary of the intention to propose that person for election or re-election together with confirmation in writing by that person of his willingness to be elected or re-elected.

90. Position of Retiring Directors

A director who retires (whether by rotation or otherwise) at an annual general meeting may, if willing to continue to act, be elected or re-elected. If he is elected or re-elected he is treated as continuing in office throughout. If he is not elected or re-elected, he shall retain office until the end of the meeting or (if earlier) when a resolution is passed to elect someone in his place or when a resolution to elect or re-elect the director is put to the meeting and lost.

91. Vacation of Office by Directors

Without prejudice to the provisions for retirement by rotation or otherwise contained in these articles, the office of a director shall be vacated if:-

(i) he resigns his office by notice in writing delivered to or received at the office or tendered at a meeting of the board; or

(ii) by notice in writing delivered to or received at the office or tendered at a meeting of the board he offers to resign and the board resolves to accept such offer; or

(iii) by notice in writing delivered to or received at the office or tendered at a meeting of the board, his resignation is requested by all of the other directors and all of the other directors are not less than three in number; or

(iv) he is or has been suffering from mental ill health or becomes a patient for the purpose of any statute relating to mental health and the board resolves that his office is vacated; or

(v) he is absent without the permission of the board from meetings of the board (whether or not an alternate director appointed by him attends) for six consecutive months and the board resolves that his office is vacated; or

(vi) he becomes bankrupt or compounds with his creditors generally; or

(vii) he is prohibited by law from being a director; or

(viii) he ceases to be a director by virtue of the Companies Acts or is removed from office pursuant to these articles.

If the office of a director is vacated for any reason, he shall cease to be a member of any committee or sub-committee of the board. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

92. **Alternate Directors**

(A) Each director may appoint any person to be his alternate and may at his discretion remove an alternate director so appointed. If the alternate director is not already a director. the appointment, unless previously approved by the board, shall have effect only upon and subject to its being so approved. Any appointment or removal of an alternate director shall be effected by notice in writing signed by the appointor and delivered to or received at the office or tendered at a meeting of the board, or in any other manner approved by the board. An alternate director shall be entitled to receive notice of all meetings of the board or of committees of the board of which his appointor is a member. He shall also be entitled to attend and vote as a director at any such meeting at which the director appointing him is not personally present and at such meeting to exercise and discharge all the functions, powers, rights and duties of his appointor as a director and for the purposes of the proceedings at such meeting the provisions of these articles shall apply as if he were a director.

(B) Every person acting as an alternate director shall (except as regards power to appoint an alternate and remuneration) be subject in all respects to the provisions of these articles relating to directors and shall during his appointment be an officer of the company. An alternate director shall alone be responsible to the company for his acts and defaults and shall not be deemed to be the agent of or for the director appointing him. An alternate director may be paid expenses and shall be entitled to be indemnified by the company to the same extent as if he were a director. An alternate director shall not be entitled to receive from the company any fee in his capacity as an alternate director but the company shall, if so requested in writing by the appointor, pay to the alternate director any part of the fees or remuneration otherwise due to the appointor.

(C) A director or any other person may act as an alternate director to represent more than one director. Every person acting as an alternate director shall have one vote for each director for whom he acts as alternate, in addition to his own vote if he is also a director but he shall count as only one for the purposes of determining whether a quorum is present. Signature by an alternate director of any resolution in writing of the board or a committee of the board shall, unless the notice of his appointment provides to the contrary, be as effective as signature by his appointor.

(D) An alternate director shall cease to be an alternate director:-

(i) if his appointor ceases for any reason to be a director except that, if at any meeting any director retires by rotation or otherwise but is re-elected at the same meeting, any appointment made by him pursuant to this article which was in force immediately before his retirement shall remain in force as though he had not retired; or

(ii) on the happening of any event which if he were a director would cause him to vacate his office as director; or

(iii) if he resigns his office by notice in writing to the company.

(E) In this article references to in writing include the use of electronic ommunications subject to such terms and conditions as the board may decide.

93. **Executive Directors**

The board or any committee authorised by the board may from time to time appoint one or more directors to hold any employment or executive office with the company (including that of a chief executive and/or a managing director) for such period (subject to the provisions of the Companies Acts) and upon such other terms as the board or any committee authorised by the board may in its discretion decide and may revoke or terminate any appointment so made. Any revocation or termination of the appointment shall be without prejudice to any claim for damages that the director may have against the company or the company may have against the director for any breach of any contract of service between him and the company which may be involved in the revocation or termination. A director so appointed shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, and either in addition to or in lieu of his remuneration as a director.

FEES, REMUNERATION, EXPENSES AND PENSIONS

94. **Directors' Fees**

Each of the directors shall be paid a fee at such rate as may from time to time be determined by the board provided that the aggregate of all fees so paid to directors (excluding amounts payable under any other provision of these articles) shall not exceed £400,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the company.

95. **Additional Remuneration**

Any director who performs services which in the opinion of the board or any committee authorised by the board go beyond the ordinary duties of a director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may in its discretion decide in addition to any remuneration provided for by or pursuant to any other article.

96. **Expenses**

Each director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the board or committees of the board or general meetings of the company or any other meeting which as a director he is entitled to attend and shall be paid all other costs and expenses properly and reasonably incurred by him in the conduct of the company's business or in the discharge of his duties as a director. The company may also fund a director's expenditure on defending proceedings or in connection with any application under the Companies Acts and may do anything to enable a director to avoid incurring such expenditure all as provided in the Companies Acts.

97. **Pensions and Gratuities for Directors**

The board or any committee authorised by the board may exercise all the powers of the company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any director or former director or the relations, or dependants of, or persons connected to, any director or former director provided that no benefits (except such as may be provided for by any other article) may be granted to or in respect of a director or former director who has not been employed by, or held an executive office or place of profit under, the company or any body corporate which is or has been its subsidiary undertaking or any predecessor in business of the company or any such body corporate without the approval of an ordinary resolution of the company. No director or former director shall be accountable to the company or the members for any benefit provided pursuant to this article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the company.

DIRECTORS' INTERESTS

98. Permitted Interests and Voting

(A) Subject to the provisions of the Companies Acts and of paragraph (J) of this article, no director or proposed or intending director shall be disqualified by his office from contracting with the company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any contract in which any director is in any way interested be liable to be avoided, nor shall any director who is so interested be liable to account to the company or the members for any remuneration, profit or other benefit realised by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

(B) A director may hold any other office or place of profit with the company (except that of auditor) in conjunction with his office of director for such period (subject to the provisions of the Companies Acts) and upon such other terms as the board may decide, and may be paid such extra remuneration for so doing (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, and either in addition to or in lieu of any remuneration provided for by or pursuant to any other article.

(C) A director may be or become a director or other officer of, or otherwise interested in, or contract with any company promoted by the company or in which the company may be interested or as regards which it has any power of appointment, and shall not be liable to account to the company or the members for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in or contract with the other company nor shall any such contract be liable to be avoided. Subject to the Companies Acts and these articles, the board may also cause any voting power conferred by the shares in any other company held or owned by the company or any power of appointment to be exercised in such manner in all respects as it thinks fit, including the exercise of the voting power or power of appointment in favour of the appointment of the directors or any of them as directors or officers of the other company, or in favour of the payment of remuneration to the directors or officers of the other company. Subject to the Companies Acts and these articles, a director may also vote on and be counted in the quorum in relation to any of such matters.

(D) A director may act by himself or his firm in a professional capacity for the company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

(E) A director shall not vote on or be counted in the quorum in relation to any resolution of the board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the company or any other company in which the company is interested but, where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more directors to offices or places of profit with the company or any other company in which the company is interested, a separate resolution may be put in relation to each director and in that case each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment or the settlement or variation of the terms or the termination of his own appointment or the appointment of another director to an office or place of profit with a company in which the company is interested and the director seeking to vote or be counted in the quorum owns one per cent. or more of it.

(F) Save as otherwise provided by these articles, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the board in respect of any contract in which he has an interest which (taken together with any interest of any person connected with him) is to his knowledge a material interest and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution where that material interest arises only from one or more of the following matters:-

(i) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him or by any other person at the request of or for the benefit of the company or any of its subsidiary undertakings;

(ii) the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii) he giving to him of any other indemnity where all other directors are being offered indemnities on substantially the same terms;

(iv) the funding by the company of his expenditure on defending proceedings or the doing by the company of anything to enable him to avoid incurring such expenditure where all other directors are being offered substantially the same arrangements;

(v) where the company or any of its subsidiary undertakings is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to participate;

(vi) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the company or by reason of any other interest in or through the company;

(vii) any contract concerning any other company (not being a company in which the director owns one per cent. or more) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever;

(viii) any contract concerning the adoption, modification or operation of a pension fund, superannuation or similar scheme or retirement, death or disability benefits scheme or employees' share scheme which relates both to directors and employees of the company or of any of its subsidiary undertakings and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates;

(ix) any contract for the benefit of employees of the company or of any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the employees to whom the contract relates; and

(x) any contract for the purchase or maintenance of insurance against any liability for, or for the benefit of, any director or directors or for, or for the benefit of, persons who include directors.

(G) A company shall be deemed to be one in which a director owns one per cent. or more if and so long as (but only if and so long as) he, taken together with any person connected with him, is to his knowledge (either directly or indirectly) the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of that company (calculated exclusive of any shares of that class in that company held as treasury shares) or of the voting rights available to members of that company. In relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise. For the purpose of this paragraph of this article, there shall be disregarded any shares held by the director or any such person as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which his, or any such person's, interest is in reversion or remainder if and for so long as some other person is entitled to receive the income of the trust and any shares comprised in an authorised unit trust scheme in which he, or any such person, is interested only as a unit holder.

(H) Where a company in which a director owns one per cent. or more is materially interested in a contract, he also shall be deemed materially interested in that contract.

(I) If any question shall arise at any meeting of the board as to the materiality of the interest of a director (other than the chairman of the meeting) or as to the entitlement of any director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the chairman of the meeting and his ruling in relation to the director concerned shall be conclusive except in a case where the nature or extent of his interest (so far as it is known to him) has not been fairly disclosed to the board. If any question shall arise in respect of the chairman of the meeting, the question shall be decided by a resolution of the board (for which purpose the chairman of the meeting shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman of the meeting (so far as it is known to him) has not been fairly disclosed to the board.

(J) A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract with the company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the board after he knows that he is or has become so interested. For the purposes of this article, a general notice to the board by a director to the effect that (a) he is a member of a specified company or firm and is to be regarded as interested in any contract which may after the date of the notice be made with that company or firm or (b) he is to be regarded as interested in any contract which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest under this article in relation to any such contract; provided that no such notice shall be effective unless either it is given at a meeting of the board or the director takes reasonable steps to secure that it is brought up and read at the next board meeting after it is given.

(K) References in this article to a contract include references to any proposed contract and to any transaction or arrangement whether or not constituting a contract.

(L) Subject to the provisions of the Companies Acts, the company may by ordinary resolution suspend or relax the provisions of this article to any extent or ratify any contract not properly authorised by reason of a contravention of this article.

POWERS AND DUTIES OF THE BOARD

99. General Powers of Company Vested in Board

Subject to the provisions of the Companies Acts, the memorandum of association of the company and these articles and to any directions given by the company in general meeting by special resolution, the business of the company shall be managed by the board which may exercise all the powers of the company whether relating to the management of the business of the company or not. No alteration of the memorandum of association or these articles and no special resolution shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that resolution had not been passed. The powers given by this article shall not be limited by any special power given to the board by any other article.

100. Borrowing Powers

(A) The board may exercise all the powers of the company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company, to issue debentures and other securities and to give security, whether outright or as collateral security, for any debt, liability or obligation of the company or of any third party.

(B) The board shall restrict the borrowings of the company and exercise all voting and other rights or powers of control exercisable by the company in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiary undertakings only in so far as by the exercise of the rights or powers of control the board can secure) that the aggregate principal amount from time to time outstanding of all borrowings by the group (exclusive of borrowings owing by one member of the group to another member of the group and exclusive of any borrowings which are subject to a legal right of offset with an equivalent cash deposit and which are accounted for as such under IFRS) shall not at any time without the previous sanction of an ordinary resolution of the company exceed seven times the aggregate of the amount for the time being paid up on the share capital of the company and the amount for the time being standing to the credit of the consolidated capital and revenue reserves (including share premium account and profit and loss account but excluding any reserve for future taxation) of the company and its subsidiaries.

101. Agents

(A) The board can appoint anyone as the company's attorney by granting a power of attorney or by authorising them in some other way. Attorneys can either be appointed directly by the board or the board can give someone else the power to select attorneys. The board or the persons who are authorised by it to select attorneys can decide on the purposes, powers, authorities and discretions of attorneys. But they cannot give an attorney any power, authority or discretion which the board does not have under these articles.

(B) The board can decide how long a power of attorney will last for and attach any conditions to it. The power of attorney can include any provisions which the board decides on for the protection and convenience of anybody dealing with the attorney. The power of attorney can allow the attorney to grant any or all of his power, authority or discretion to any other person.

(C) The board can:-

(i) delegate any of its authority, powers or discretions to any manager or agent of the company;

(ii) allow managers or agents to delegate to another person;

(iii) remove any people it has appointed in any of these ways; and

(iv) cancel or change anything that it has delegated, although this will not affect anybody who acts in good faith who has not had any notice of any cancellation or change.

Any appointment or delegation by the board which is referred to in this article can be on any conditions decided on by the board.

(D) The ability of the board to delegate under this article applies to all its powers and is not limited because certain articles refer to powers being exercised by the board or by a committee authorised by the board while other articles do not.

102. Delegation to Individual Directors

The board may entrust to and confer upon any director any of its powers, authorities and discretions (with power to sub-delegate) upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, authorities and discretions and may from time to time revoke or vary all or any of them but no person dealing in good faith and without notice of the revocation or variation shall be affected by it. The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board.

103. Official Seals

The company may exercise all the powers conferred by the Companies Acts with regard to having official seals and those powers shall be vested in the board.

104. Registers

Subject to the provisions of the Companies Acts, the company may keep an overseas or local or other register in any place and the board may make and vary such regulations as it may think fit respecting the keeping of the register.

105. Provision for Employees

The board may exercise any power conferred by the Companies Acts to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the company or that subsidiary.

PROCEEDINGS OF THE BOARD

106. Board Meetings

The board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. A director at any time may, and the secretary on the requisition of a director at any time shall, summon a board meeting.

107. Notice of Board Meetings

Notice of a board meeting shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the company for this purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent in writing to him at an address given by him to the company for this purpose, but such notices need not be given any earlier than notices given to directors not so absent and if no request is made to the board it shall not be necessary to give notice of a board meeting to any director who is absent from the United Kingdom at the relevant time. A director may waive notice of any meeting either prospectively or retrospectively. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

108. Quorum

The quorum necessary for the transaction of the business of the board may be fixed by the board and, unless so fixed at any other number, shall be two. Subject to the provisions of these articles, any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no other director objects and if otherwise a quorum of directors would not be present.

109. Directors below Minimum through Vacancies

The continuing directors or a sole continuing director may act notwithstanding any vacancy in their number but, if and so long as the number of directors is reduced below the minimum number fixed by or in accordance with these articles or is below the number fixed by or in accordance with these articles as the quorum or there is only one continuing director, the continuing directors or director may act for the purpose of filling vacancies or of summoning general meetings of the company but not for any other purpose. If there are no directors or director able or willing to act, then any two members (excluding any member holding shares as treasury shares) may summon a general meeting for the purpose of appointing directors.

110. Appointment of Chairman

The board may appoint a director to be the chairman or a deputy chairman of the board, and may at any time remove him from that office. The chairman of the board or failing him a deputy chairman shall act as chairman at every meeting of the board. If more than one deputy chairman is present they shall agree amongst themselves who is to take the chair or, if they cannot agree, the deputy chairman who has been in office as a director longest shall take the chair. But if no chairman of the board or deputy chairman is appointed, or if at any meeting neither the chairman nor any deputy chairman is present within five minutes after the time appointed for holding the meeting, the directors present may choose one of their number to be chairman of the meeting. References in these articles to a deputy chairman include, if no one has been appointed to that title, a person appointed to a position with another title which the board designates as equivalent to the position of deputy chairman.

111. Competence of Meetings

A meeting of the board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions vested in or exercisable by the board.

112. Voting

Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the chairman of the meeting shall have a second or casting vote.

113. Delegation to Committees

(A) The board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such person or persons (whether a member or members of its body or not) as it thinks fit. References in these articles to committees include sub-committees permitted under this article. Any committee so formed may exercise its power to sub-delegate by sub-delegating to any person or persons (whether or not a member or members of the board or of the committee).

(B) Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the board. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these articles for regulating the meetings and proceedings of the board so far as the same are applicable and are not superseded by any regulations imposed by the board.

(C) The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board.

114. Participation in Meetings by Telephone

All or any of the members of the board or any committee of the board may participate in a meeting of the board or that committee by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to speak to and hear each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly.

115. Resolution in Writing

A resolution in writing signed by all the directors who are at the relevant time entitled to receive notice of a meeting of the board and who would be entitled to vote on the resolution at a meeting of the board (if that number is sufficient to constitute a quorum) or by all the members of a committee who are at the relevant time so entitled shall be as valid and effectual as a resolution passed at a meeting of the board or, as the case may be, of the committee properly called and constituted. The resolution may be contained in one document or in several documents in like form each signed by one or more of the directors or members of the committee concerned. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

116. Validity of Acts of Board or Committee

All acts done by the board or by any committee or by any person acting as a director or member of a committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the board or committee or person so acting or that they or any of them were disqualified from holding office or had vacated office or were not entitled to vote, be as valid as if each such member or person had been properly appointed and was qualified and had continued to be a director or member of the committee and had been entitled to vote.

SECRETARY

117. Appointment and Removal of the Secretary

Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term and upon such conditions as the board may think fit; and any secretary so appointed may be removed by the board.

SEALS

118. Use of Seals

The board shall provide for the custody of every seal of the company. A seal shall only be used by the authority of the board or of a committee of the board authorised by the board in that behalf. Subject as otherwise provided in these articles, and to any resolution of the board or committee of the board dispensing with the requirement for counter-signature on any occasion, any instrument to which the common seal is applied shall be signed by at least one director and the secretary, or by at least two directors or by such other person or persons as the board may approve. Any instrument to which an official seal is applied need not, unless the board otherwise decides or the law otherwise requires, be signed by any person.

DIVIDENDS AND OTHER PAYMENTS

119. Declaration of Dividends by Company

The company may by ordinary resolution from time to time declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

120. Payment of Interim and Fixed Dividends by Board

Subject to the provisions of the Companies Acts, the board may pay such interim dividends as appear to the board to be justified by the financial position of the company and may also pay any dividend payable at a fixed rate at intervals settled by the board whenever the financial position of the company, in the opinion of the board, justifies its payment. If the board acts in good faith, it shall not incur any liability to the holders of any shares for any loss they may suffer in consequence of the payment of an interim or fixed dividend on any other class of shares ranking pari passu with or after those shares.

121. Calculation and Currency of Dividends

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:-

(i) all dividends shall be declared and paid according to the amounts paid up on the share in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this article as paid up on the share;

(ii) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the share during any portion or portions of the period in respect of which the dividend is paid; and

(iii) dividends may be declared or paid in any currency.

The board may decide the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

122. Amounts Due on Shares may be Deducted from Dividends

The board may deduct from any dividend or other moneys payable to a member by the company on or in respect of any shares all sums of money (if any) presently payable by him to the company on account of calls or otherwise in respect of shares of the company. Sums so deducted can be used to pay amounts owing to the company in respect of the shares.

123. No Interest on Dividends

Subject to the rights attaching to, or the terms of issue of, any shares, no dividend or other moneys payable by the company on or in respect of any share shall bear interest against the company.

124. Payment Procedure

Any dividend or other sum payable in cash by the company in respect of a share may be paid by cheque, warrant or similar financial instrument sent by post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the register in respect of the shares at his address as appearing in the register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every cheque, warrant or similar financial instrument shall, unless the holder or joint holders otherwise direct, be made payable to the holder or, in the case of joint holders, to the holder whose name stands first on the register in respect of the shares, and shall be sent at his or their risk and payment of the cheque, warrant or similar financial instrument by the financial institution on which it is drawn shall constitute a good discharge to the company. In addition, any such dividend or other sum may be paid by any bank or other funds transfer system or such other means including, in respect of uncertificated shares, by means of the facilities and requirements of a relevant system and to or through such person as the holder or joint holders may in writing direct and the company may agree, and the making of such payment shall be a good discharge to the company and the company shall have no responsibility for any sums lost or delayed in the course of payment by any such system or other means or where it has acted on any such directions and accordingly, payment by any such system or other means shall constitute a good discharge to the company. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable on or in respect of the shares held by them. Where a person is entitled by transmission to a share, any dividend or other sum payable by the company in respect of the share may be paid as if he were a holder of the share and his address noted in the register were his registered address and where two or more persons are so entitled, any one of them may give effectual receipts for any dividends or other moneys payable or property distributable on or in respect of the shares.

125. Uncashed Dividends

The company may cease to send any cheque, warrant or similar financial instrument through the post or to employ any other means of payment, including payment by means of a relevant system, for any dividend payable on any shares in the company which is normally paid in that manner on those shares if in respect of at least two consecutive dividends payable on those shares the cheques, warrants or similar financial instruments have been returned undelivered or remain uncashed during or at the end of the period for which the same are valid or that means of payment has failed. In addition, the company may cease to send any cheque, warrant or similar financial instrument through the post or may cease to employ any other means of payment if, in respect of one dividend payable on those shares, the cheque, warrant or similar financial instrument has been returned undelivered or remains uncashed during or at the end of the period for which the same is valid or that means of payment has failed and reasonable enquiries have failed to establish any new address or account of the holder. Subject to the provisions of these articles, the company must recommence sending cheques, warrants or similar financial instruments or employing such other means in respect of dividends payable on those shares if the holder or person entitled by transmission requests such recommencement in writing.

126. Forfeiture of Unclaimed Dividends

All dividends or other sums payable on or in respect of any shares which remain unclaimed may be invested or otherwise made use of by the board for the benefit of the company until claimed. Any dividend or other sum unclaimed after a period of 12 years from the date when it was declared or became due for payment shall be forfeited and shall revert to the company unless the board decides otherwise and the payment by the board of any unclaimed dividend or other sum payable on or in respect of a share into a separate account shall not constitute the company a trustee in respect of it.

127. Dividends Not in Cash

Any general meeting declaring a dividend may, upon the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, and where any difficulty arises in regard to the distribution the board may settle it as it thinks expedient, and in particular may authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution purposes of any assets or any part thereof to be distributed and may determine that cash shall be paid to any members upon the footing of the value so fixed in order to secure equality of distribution and may vest any assets to be distributed in trustees as may seem expedient to the board.

128. Scrip Dividends

The board may, if authorised by an ordinary resolution of the company. offer any holders of ordinary shares (excluding any member holding shares as treasury shares) the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of any dividend specified by the ordinary resolution. The following provisions shall apply:

(i) An ordinary resolution may specify some or all of a particular dividend (whether or not already declared) or may specify some or all of any dividends declared or paid within a specified period, but such period may not end later than the fifth anniversary of the date of the meeting at which the ordinary resolution is passed;

(ii) The entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forgo. For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the company's ordinary shares on the London Stock Exchange as derived from the Daily Official List (or any other publication of a recognised investment exchange showing quotations for the company's ordinary shares) on such five consecutive dealing days as the board shall determine provided that the first of such days shall be on or after the day on which the ordinary shares are first quoted "ex" the relevant dividend or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount and in giving such a certificate or report the auditors may rely on advice or information from brokers or other sources of information as they think fit;

(iii) No fraction of any ordinary share shall be allotted. The board may make such provisions as they think fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit thereof accrues to the company and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any member and such accruals or retentions are applied to the allotment by way of bonus to or cash subscription on behalf of such member of fully paid ordinary shares and/or provisions whereby cash payments may be made to members in respect of their fractional entitlements;

(iv) The board, if it intends to offer an election in respect of any dividend, shall give notice to the holders of ordinary shares of the right of election offered to them, and specify the procedure to be followed which, for the avoidance of doubt, may include an election by means of a relevant system and the place at which, and the latest time by which, elections must be lodged in order for elections to be effective; no such notice need be given to holders of ordinary shares who have previously given election mandates in accordance with this article and whose mandates have not been revoked; the accidental omission to give notice of any right of election to, or the non receipt of any such notice by, any holder of ordinary shares entitled to the same shall neither invalidate any offer of an election nor give rise to any claim, suit or action;

(v) The board shall not proceed with any election unless the company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined;

(vi) The board may exclude from any offer or make other arrangement in relation to any holders of ordinary shares where the board believes that such exclusion or arrangement is necessary or expedient in relation to legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory, or the board believes that for any other reason the offer should not be made to them;

(vii) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on ordinary shares in respect of which an election has been made (for the purposes of this article "the elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment calculated as stated. For such purpose the board shall capitalise, out of any amount standing to the credit of any reserve or fund (including the profit and loss account or retained earnings) at the relevant time whether or not the same is available for distribution as the board may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis. The board may do all acts and things considered necessary or expedient to give effect to any such capitalisation;

(viii) The additional ordinary shares when allotted shall rank pari passu in all respects with the fully-paid ordinary shares then in issue except that they will not be entitled to participation in the relevant dividend;

(ix) Unless the board otherwise determines, or unless the Uncertificated Securities Regulations and/or the rules of the relevant system concerned otherwise require, the new ordinary share or shares which a member has elected to receive instead of cash in respect of the whole (or some part) of the specified dividend declared or paid in respect of his elected ordinary shares shall be in uncertificated form (in respect of the member's elected ordinary shares which were in uncertificated form on the date of the member's election) and in certificated form (in respect of the member's elected ordinary shares which were in certificated form on the date of the member's election);

(x) The board may also from time to time establish or vary a procedure for election mandates, which, for the avoidance of doubt, may include an election by means of a relevant system, under which a holder of ordinary shares may elect in respect of future rights of election offered to that holder under this article until the election mandate is revoked or deemed to be revoked in accordance with the procedure;

(xi) The board may decide how any costs relating to making new shares available in place of a cash dividend will be met, including deciding to deduct an amount from the entitlement of a shareholder under this article; and

(xii) At any time before new ordinary shares are allotted instead of cash in respect of any part of a dividend, the board may determine that such new ordinary shares will not be allotted. Any such determination may be made before or after any election has been made by members in respect of the relevant dividend.

CAPITALISATION OF RESERVES

129. Power to Capitalise Reserves and Funds

The company may, upon the recommendation of the board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount standing to the credit of any reserve or fund (including the profit and loss account or retained earnings) at the relevant time whether or not the same is available for distribution and accordingly that the amount to be capitalised be set free for distribution among the members or any class of members who would be entitled to it if it were distributed by way of dividend and in the same proportions, on the footing that it is applied either in or towards paying up the amounts unpaid at the relevant time on any shares in the company held by those members respectively or in paying up in full unissued shares, debentures or other obligations of the company to be allotted and distributed credited as fully paid up among those members, or partly in one way and partly in the other, but so that, for the purposes of this article: (i) a share premium account and a capital redemption reserve, and any reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the company; and (ii) where the amount capitalised is applied in paying up in full unissued shares, the company will also be entitled to participate in the relevant distribution in relation to any shares of the relevant class held by it as treasury shares and the proportionate entitlement of the relevant class of members to the distribution will be calculated accordingly. The board may authorise any person to enter into an agreement with the company on behalf of the persons entitled to participate in the distribution and the agreement shall be binding on those persons.

130. Settlement of Difficulties in Distribution

Where any difficulty arises in regard to any distribution of any capitalised reserve or fund the board may settle the matter as it thinks expedient and in particular may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any members in order to adjust the rights of all parties, as may seem expedient to the board.

RECORD DATES

131. Power to Choose Any Record Date

Notwithstanding any other provision of these articles, the company or the board may fix any date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made. The power to fix any such record date shall include the power to fix a time on the chosen date.

ACCOUNTING RECORDS AND SUMMARY FINANCIAL STATEMENTS

132. Records to be Kept

The board shall cause to be kept accounting records sufficient to show and explain the company's transactions, and such as to disclose with reasonable accuracy at any time the financial position of the company at that time, and which accord with the Companies Acts.

133. Inspection of Records

No member in his capacity as such shall have any right of inspecting any accounting record or book or document of the company except as conferred by law, ordered by a court of competent jurisdiction or authorised by the board or by ordinary resolution of the company.

134. Summary Financial Statements

The company may send summary financial statements to members of the company instead of copies of its full accounts and reports and for the purposes of this article sending includes using electronic communications and publication on a web site in accordance with the Companies Acts.

SERVICE OF NOTICES AND DOCUMENTS

135. Service of Notices

(A) Any notice or document (including a share certificate) may be served on or sent or delivered to any member by the company either personally or by sending it through the post addressed to the member at his registered address or by leaving it at that address addressed to the member or by means of a relevant system or, where appropriate, by sending it using electronic communications to an address notified by the member concerned to the company for that purpose or by publication on a web site in accordance with the Companies Acts or by any other means authorised in writing by the member concerned. In the case of joint holders of a share, service, sending or delivery of any notice or document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or sending or delivery to all the joint holders.

(B) If on three consecutive occasions a notice to a member has been returned undelivered, such member shall not thereafter be entitled to receive notices from the company until he shall have communicated with the company and supplied to the company (or its agent) a new registered address, or a postal address within the United Kingdom for the service of notices, or shall have informed the company, in such manner as may be specified by the company, of an address for the service of notices by electronic communications. For these purposes, a notice sent by post shall be treated as returned undelivered if the notice is sent back to the company (or its agents), and a notice sent by electronic communications shall be treated as returned undelivered if the company (or its agents) receives notification that the notice was not delivered to the address to which it was sent.

136. Record Date for Service

Any notice or document may be served, sent or delivered by the company by reference to the register as it stands at any time not more than 15 days before the date of service, sending or delivery. No change in the register after that time shall invalidate that service, sending or delivery. Where any notice or document is served on or sent or delivered to any person in respect of a share in accordance with these articles, no person deriving any title or interest in that share shall be entitled to any further service, sending or delivery of that notice or document.

137. Members Resident Abroad or on branch registers

(A) Any member whose registered address is not within the United Kingdom and who gives to the company a postal address within the United Kingdom at which notices or documents may be served upon, or delivered to, him shall be entitled to have notices or documents served on or sent or delivered to him at that address. Any member whose registered address is not within the United Kingdom and who gives to the company an address for the purposes of electronic communications may, at the absolute discretion of the board, have notices or documents sent to him at that address. Otherwise, a member whose registered address is not within the United Kingdom shall not be entitled to receive any notice or document from the company.

(B) For a member registered on a branch register, notices or documents can be posted or despatched in the United Kingdom or in the country where the branch register is kept.

138. Service of Notice on Person Entitled by Transmission

A person who is entitled by transmission to a share, upon supplying the company with a postal address within the United Kingdom for the service of notices shall be entitled to have served upon or delivered to him at such address any notice or document to which he would have been entitled if he were the holder of that share. A person who is entitled by transmission to a share, upon supplying the company with an address for the purposes of electronic communications for the service of notices may, at the absolute discretion of the board, have sent to him at such address any notice or document to which he would have been entitled if he were the holder of that share. In either case, such service, sending or delivery shall for all purposes be deemed a sufficient service, sending or delivery of such notice or document on all persons interested (whether jointly with or as claimants through or under him) in the share. Otherwise, any notice or other document served on or sent or delivered to any member pursuant to these articles shall, notwithstanding that the member is then dead or bankrupt or that any other event giving rise to the transmission of the share by operation of law has occurred and whether or not the company has notice of the death, bankruptcy or other event, be deemed to have been properly served, sent or delivered in respect of any share registered in the name of that member as sole or joint holder.

139. When Notice Deemed Served

Any notice or document, if sent by the company by post, shall be deemed to have been served or delivered on the day following that on which it was put in the post if first class post was used or 72 hours after it was posted if first class post was not used and, in proving service or delivery, it shall be sufficient to prove that the notice or document was properly addressed, prepaid and put in the post. Any notice or document not sent by post but left by the company at a registered address or at an address (other than an address for the purposes of electronic communications) notified to the company in accordance with these articles by a person who is entitled by transmission to a share shall be deemed to have been served or delivered on the day it was so left. Any notice or document served or delivered by the company by means of a relevant system shall be deemed to have been served or delivered when the company or any sponsoring system-participant acting on its behalf sends the issuer-instruction relating to the notice or document. Any notice or document sent by the company using electronic communications shall be deemed to have been received on the day following that on which it was sent. A notice or document placed on the company's website or websites shall be deemed to have been received on the day following that on which a notice of availability was sent. Proof that a notice or document contained in an electronic communication was given or sent in accordance with current guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice or document was given or sent. Any notice or document served, sent or delivered by the company by any other means authorised in writing by the member concerned shall be deemed to have been served, received or delivered when the company has carried out the action it has been authorised to take for that purpose.

140. Notice When Post Not Available

If at any time by reason of the suspension or curtailment of postal services within the United Kingdom or some part of the United Kingdom or of the relevant electronic communication system the company is unable effectively to convene a general meeting by notice sent through the post or by electronic communications, notice of the general meeting may be given to members affected by the suspension or curtailment by a notice advertised in at least one newspaper with a national circulation. Notice published in this way shall be deemed to have been properly served on all affected members who are entitled to have notice of the meeting served upon them, on the day when the advertisement has appeared in at least one such paper. If at least six clear days prior to the meeting the sending of notices by post or by electronic communications has again become generally possible, the company shall send confirmatory copies of the notice by post or by electronic communications to the persons entitled to receive them.

DESTRUCTION OF DOCUMENTS

141. Presumptions Where Documents Destroyed

If the company destroys or deletes:-

(i) any share certificate which has been cancelled at any time after a period of one year has elapsed from the date of cancellation, or

(ii) any instruction concerning the payment of dividends or other moneys in respect of any share or any notification of change of name or address at any time after a period of two years has elapsed from the date the instruction or notification was recorded by the company, or

(iii) any instrument of transfer of shares or Operator-instruction for the transfer of shares which has been registered by the company at any time after a period of six years has elapsed from the date of registration, or

(iv) any other document on the basis of which any entry is made in the register at any time after a period of six years has elapsed from the date the entry was first made in the register in respect of it

and the company destroys or deletes the document or instruction in good faith and without express notice that its preservation was relevant to a claim, it shall be presumed irrebuttably in favour of the company that every share certificate so destroyed was a valid certificate and was properly cancelled, that every instrument of transfer or Operator-instruction so destroyed or deleted was a valid and effective instrument of transfer or instruction and was properly registered and that every other document so destroyed was a valid and effective document and that any particulars of it which are recorded in the books or records of the company were correctly recorded. If the documents relate to uncertificated shares, the company must comply with any requirements of the Uncertificated Securities Regulations which limit its ability to destroy these documents. Nothing contained in this article shall be construed as imposing upon the company any liability which, but for this article, would not exist or by reason only of the destruction of any document of the kind mentioned above before the relevant period mentioned in this article has elapsed or of the fact that any other condition precedent to its destruction mentioned above has not been fulfilled. References in this article to the destruction of any document include references to its disposal in any manner.

WINDI
NG UP

142. Distribution of Assets Otherwise Than in Cash

If the company commences liquidation, the liquidator may, with the sanction of an extraordinary resolution of the company and any other sanction required by the Companies Acts:-

(i) divide among the members (excluding any member holding shares as treasury shares) in kind the whole or any part of the assets of the company (whether they shall consist of property of the same kind or not) and, for that purpose, set such values as he deems fair upon any property to be divided and determine how the division shall be carried out as between the members or different classes of members, or

(ii) vest the whole or any part of the assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit

but no member shall be compelled to accept any shares or other assets upon which there is any liability.

INDEMNITY

143. Indemnity of Directors

Subject to the provisions of the Companies Acts, the company may indemnify any director of the company or of any associated company against any liability and may purchase and maintain for any director of the company or of any associated company insurance against any liability.

DISPUTE RESOLUTION

144. Arbitration

(A) Unless article 145 applies:

All disputes:

(i) between a shareholder in that shareholder's capacity as such and the company and/or its directors arising out of or in connection with these articles or otherwise; and/or

(ii) to the fullest extent permitted by law, between the company and any of its directors in their capacities as such or as employees of the company, including all claims made by or on behalf of the company against its directors; and/or

(iii) between a shareholder in that shareholder's capacity as such and the company's professional service providers; and/or

(iv) between the company and the company's professional service providers arising in connection with any claim within the scope of article 144(A)(iii),

shall be exclusively and finally resolved under the Rules of Arbitration of the International Chamber of Commerce ("ICC") (the "ICC Rules"), as amended from time to time.

(B) The tribunal shall consist of three arbitrators to be appointed in accordance with the ICC Rules.

(C) The chairman of the tribunal must have at least 20 years' experience as a lawyer qualified to practise in a common law jurisdiction within the Commonwealth and each other arbitrator must have at least 20 years' experience as a qualified lawyer.

(D) The place of arbitration shall be London, England.

(E) The language of the arbitration shall be English.

(F) These articles constitute a contract between the company and its shareholders and between the company's shareholders inter se. This article 144 (as supplemented from time to time by any agreement to a similar effect between the company and its directors or professional service providers) also contains or evidences an express submission to arbitration by each shareholder, the company, its directors and professional service providers and such submissions shall be treated as a written arbitration agreement under the Arbitration Act 1996 of England and Wales and Article II of the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards (1958).

(G) Each person to whom article 144 applies hereby waives, to the fullest extent permitted by law: (i) any right under the laws of any jurisdiction to apply to any court of law or other judicial authority to determine any preliminary point of law, and/or (ii) any right he or she may otherwise have under the laws of any jurisdiction to appeal or otherwise challenge the award, ruling or decision of the tribunal.

145. Exclusive Jurisdiction

(A) Article 145 shall apply to a dispute (which would otherwise be subject to article 144) in any jurisdiction if a court in that jurisdiction determines that article 144 is invalid or unenforceable in relation to that dispute in that jurisdiction.

(B) For the purposes of article 145(A), "court" shall mean any court of competent jurisdiction or other competent authority including for the avoidance of doubt, a court or authority in any jurisdiction which is not a signatory to the New York Convention.

(C) Any proceeding, suit or action:

(i) between a shareholder in that shareholder's capacity as such and the company and/or its directors arising out of or in connection with these articles or otherwise; and/or

(ii) to the fullest extent permitted by law, between the company and any of its directors in their capacities as such or as employees of the company, including all claims made by or on behalf of the company against its directors; and/or

(iii) between a shareholder in that shareholder's capacity as such and the company's professional service providers and/or

(iv) between the company and the company's professional service providers arising in connection with any claim within the scope of article 145(C)(iii),

may only be brought in the courts of England and Wales.

Damages alone may not be an adequate remedy for any breach of article 145, so that in the event of a breach or anticipated breach, the remedies of injunction and/or an order for specific performance would in appropriate circumstances be available.

146. **General Dispute Resolution Provisions**

(A) For the purposes of articles 144 and 145, a "dispute" shall mean any dispute, controversy or claim, other than any dispute, controversy or claim relating to any failure or alleged failure by the company to pay all or part of a dividend which has been declared and which has fallen due for payment.

(B) The governing law of these articles, including the submissions to arbitration and written arbitration agreement contained in or evidenced by article 144, is the substantive law of England.

(C) The company shall be entitled to enforce articles 144 and 145 for its own benefit, and that of its directors, subsidiary undertakings and professional service providers.

(D) References in articles 144 and 145 to:

(i) "company" shall be read so as to include each and any of the company's subsidiary undertakings from time to time; and

(ii) "director" shall be read so as to include each and any director of the company from time to time in his or her capacity as such or as employee of the company and shall include any former director of the company; and

(iii) "professional service providers" shall be read so as to include the company's auditors, legal counsel, bankers, ADR depositaries and any other similar professional service providers in their capacity as such from time to time but only if and to the extent such person has agreed with the company in writing to be bound by article 144 and/or 145 (or has otherwise agreed to submit disputes to arbitration and/or exclusive jurisdiction in a materially similar way).

Merrill Lynch

Global Markets & Investment Banking Group

Strictly Private & Confidential
The Directors
International Personal Finance plc
3 Leeds City Office Park
Meadow Lane
Leeds
LS11 5BD

25 June 2007

Dear Sirs,

International Personal Finance plc (the "Company") – Consent letter
Admission of Ordinary Shares

We refer to the prospectus of the Company of today's date (the "**Prospectus**").

We hereby consent to the inclusion in the Prospectus of our name and the references thereto in the form and context in which they are included.

Yours faithfully,

Managing Director
for and on behalf of Merrill Lynch International

Dresdner Kleinwort

Dresdner Kleinwort Limited
PO Box 52715
30 Gresham Street
London EC2P 2XY

Telephone +44 (0)20 7623 8000
Telex General 888531
www.dresdnerkleinwort.com

Strictly Private & Confidential
The Directors
International Personal Finance plc
3 Leeds City Office Park
Meadow Lane
Leeds
LS11 5BD

25 June 2007

Dear Sirs,

International Personal Finance plc (the "Company") – Consent letter
Admission of Ordinary Shares

We refer to the prospectus of the Company of today's date (the "**Prospectus**").

We hereby consent to the inclusion in the Prospectus of our name and the references thereto in the form and context in which they are included.

Yours faithfully,

For and on behalf of Dresdner Kleinwort Limited

....
Jonathan Roe
Authorised signatory
Managing Director, Global Banking

....
Angus Kerr
Authorised signatory
Managing Director, Global Banking

HAWKPOINT

Strictly Private & Confidential
The Directors
International Personal Finance plc
3 Leeds City Office Park
Meadow Lane
Leeds
LS11 5BD

25 June 2007

Dear Sirs,

International Personal Finance plc (the "Company") – Consent letter
Admission of Ordinary Shares

We refer to the prospectus of the Company of today's date (the "**Prospectus**").

We hereby consent to the inclusion in the Prospectus of our name and the references thereto in the form and context in which they are included.

Yours faithfully,

....

Simon Eccles-Williams
Managing Director
for and on behalf of Hawkpoint Partners Limited

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Benson House
33 Wellington Street
Leeds LS1 4JP

The Directors
International Personal Finance plc
Number Three
Leeds City Office Park
Leeds
LS11 5BD

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ

Dresdner Kleinwort Limited
30 Gresham Street
London
EC2V 7PG

25 June 2007

Dear Sirs

International Personal Finance plc (the "Company") – Consent Letter

We hereby consent to the inclusion in the prospectus (the "**Prospectus**"), to be dated 25 June 2007 and proposed to be published by the Company, of our accountants' report on the Company in Section A of Part VII of the Prospectus, our accountants' report on the International Home Credit, the overseas home credit business of Provident Financial plc (the "**Operating Group**") in Section C of Part VII of the Prospectus, and our report concerning the pro forma statement of net assets in Part VIII of the Prospectus in the form and context in which they are included, as shown on the enclosed proof of the prospectus which we have signed for identification.

Our consent is required by item 23.1 of Annex I of the Prospectus Rules issued by the Financial Services Authority (the "**Prospectus Rules**") and is given for the purpose of complying with that provision and for no other purpose.

We also authorise the contents of our reports for the purposes of Item 5.5.3R2(f) of the Prospectus Rules.

Yours faithfully

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the combined financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the combined financial information and whether the accounting policies are appropriate to the Operating Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the combined financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the combined financial information gives, for the purposes of the Prospectus dated 25 June 2007, a true and fair view of the state of affairs of the Operating Group as at the dates stated and of its profits, cash flows and recognised income and expense for the periods then ended in accordance with the basis of preparation set out in note 1 to the combined financial information.

Declaration

For the purposes of Prospectus Rule 5.5.3R (2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I to the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

Section D: Financial information for the years ended 31 December 2004, 31 December 2005 and 31 December 2006

IHC

Combined income statements for the year ended 31 December

	Notes	2004 £m	2005 £m	2006 £m
Revenue	3	271.2	358.6	365.3
Finance income		4.0	6.1	7.2
Total income		275.2	364.7	372.5
Finance costs	4	(23.1)	(25.4)	(28.6)
Operating costs		(129.3)	(188.6)	(161.3)
Administrative expenses		(86.0)	(105.1)	(144.5)
Total costs		(238.4)	(319.1)	(334.4)
Profit before taxation	3,5	36.8	45.6	38.1
Profit before taxation and demerger costs	3	36.8	45.6	42.3
Demerger costs	5	—	—	(4.2)
Profit before taxation	3	36.8	45.6	38.1
Tax expense	6	(12.1)	(13.8)	(12.7)
Profit after taxation	23	24.7	31.8	25.4

Earnings per share	Notes	2004	2005	2006
Basic	7	9.75p	12.50p	9.96p
Diluted	7	9.70p	12.48p	9.93p

Combined statements of recognised income and expense for the year ended 31 December

	Notes	2004 £m	2005 £m	2006 £m
Profit after taxation		24.7	31.8	25.4
Exchange gains/(losses) on foreign currency translations		3.9	2.6	(0.2)
Net fair value (losses)/gains — cash flow hedges		(1.0)	(1.4)	1.8
Actuarial losses on retirement benefit obligations/asset	21	(3.0)	(1.2)	(1.1)
Tax credit/(charge) on items taken directly to invested capital		1.2	0.8	(0.3)
Net income recognised directly in invested capital	23	1.1	0.8	0.2
Total recognised income for the year	23	25.8	32.6	25.6

Combined balance sheets as at 31 December

	Notes	2004	2005	2006
		£m	£m	£m
ASSETS				
Non-current assets				
Intangible assets	10	—	1.9	14.0
Property, plant and equipment	11	18.4	23.5	30.2
Retirement benefit asset	21	—	—	0.4
Deferred tax assets	12	10.4	12.6	15.6
		28.8	38.0	60.2
Current assets				
Financial assets:				
— Amounts receivable from customers:				
— due within one year	13	285.1	322.1	312.4
— due in more than one year	13	—	6.6	18.6
— Amounts due from PF Group companies	14	80.7	127.8	157.7
— Derivative financial instruments	19	1.0	0.5	0.6
— Cash and cash equivalents	15	46.7	47.1	44.5
Trade and other receivables	16	4.7	6.1	6.5
Current tax assets		4.0	0.9	8.1
		422.2	511.1	548.4
Total assets	3	451.0	549.1	608.6
LIABILITIES				
Current liabilities				
Financial liabilities:				
— Bank borrowings	17	(92.5)	(145.6)	(218.4)
— PF Group borrowings	18	(42.9)	(53.5)	(79.4)
— Derivative financial instruments	19	(4.2)	(4.9)	(2.3)
Trade and other payables	20	(16.0)	(21.2)	(35.0)
Current tax liabilities		(18.7)	(17.4)	(21.7)
		(174.3)	(242.6)	(356.8)
Non-current liabilities				
Financial liabilities:				
— Bank borrowings	17	(244.3)	(242.1)	(169.6)
Retirement benefit obligations	21	(10.4)	(8.2)	—
		(254.7)	(250.3)	(169.6)
Total liabilities	3	(429.0)	(492.9)	(526.4)
NET ASSETS		22.0	56.2	82.2
INVESTED CAPITAL				
Provident Financial investment in IHC	23	22.0	56.2	82.2

Combined cash flow statements for the year ended 31 December

	Notes	2004 £m	2005 £m	2006 £m
Cash flows from operating activities				
Cash (used in)/generated from operations		(75.1)	(9.8)	33.1
Finance costs paid		(20.5)	(24.8)	(28.7)
Finance income received		4.2	6.1	7.2
Tax paid		(12.8)	(13.2)	(18.8)
Net cash used in operating activities		(104.2)	(41.7)	(7.2)
Cash flows from investing activities				
Purchases of intangible assets	10	—	(1.9)	(12.1)
Purchases of property, plant and equipment	11	(10.8)	(13.1)	(17.4)
Proceeds from disposal of property, plant and equipment		2.1	2.0	3.4
Net cash used in investing activities		(8.7)	(13.0)	(26.1)
Cash flows from financing activities				
Proceeds from external bank borrowings		127.5	44.3	4.6
(Repayment of)/proceeds from PF Group borrowings		(46.4)	10.6	25.9
Net cash generated from financing activities		81.1	54.9	30.5
Net (decrease)/increase in cash and cash equivalents		(31.8)	0.2	(2.8)
Cash and cash equivalents at beginning of year		71.4	46.7	47.1
Exchange gains on cash and cash equivalents		7.1	0.2	0.2
Cash and cash equivalents at end of year		**46.7**	**47.1**	**44.5**
Cash and cash equivalents at end of year comprise:				
Cash at bank and in hand	15	15.5	19.2	22.8
Short-term deposits	15	31.2	27.9	21.7
		46.7	47.1	44.5

The cash and short-term deposits held by those businesses that are regulated are required to be strictly segregated from those of the rest of IHC and are not available to repay IHC borrowings. At 31 December 2006 the cash and short-term deposits held by IHC's regulated businesses amounted to £21.4m (2005 £28.1m, 2004 £31.9m). All short-term deposits have a maturity of three months or less on acquisition.

Reconciliation of profit after taxation to cash (used in)/generated from operations

	2004 £m	2005 £m	2006 £m
Profit after taxation	24.7	31.8	25.4
Adjusted for:			
Tax expense	12.1	13.8	12.7
Finance costs	23.1	25.4	28.6
Finance income	(4.0)	(6.1)	(7.2)
Share-based payment charge/(credit) (note 22)	0.3	0.5	(0.4)
Defined benefit pension charge/(credit) (note 21)	0.7	0.8	(0.3)
Depreciation of property, plant and equipment (note 11)	4.6	6.2	7.2
Profit on disposal of property, plant and equipment	(0.1)	(0.1)	(0.2)
PF Group funding	4.5	1.1	0.8
Changes in operating assets and liabilities:			
Amounts receivable from customers	(65.6)	(36.9)	(7.0)
Trade and other receivables	4.2	0.8	(0.6)
Amounts due from PF Group companies	(74.1)	(47.1)	(29.9)
Trade and other payables	(5.8)	4.5	14.2
Retirement benefit obligations/asset	(1.2)	(4.2)	(9.4)
Derivative financial instruments	1.5	(0.3)	(0.8)
Cash (used in)/generated from operations	**(75.1)**	**(9.8)**	**33.1**

Notes to the combined financial information

1. Basis of preparation

IPF, a newly incorporated entity, has been established to become the holding company of PIHL. PIHL is the principal legal entity of the international businesses of the PF Group. The table below shows the principal companies which constitute what is hereafter referred to as IHC:

Legal entity	Nature of business	Country of operation	% owned
Provident International Holdings Limited	Holding company	England	100%
International Personal Finance Investments Limited	Holding company	England	100%
Provident International Limited	Support and services	England	100%
Provident Polska S.A.	Home credit	Poland	100%
Provident Financial s.r.o.	Home credit	Czech Republic	100%
Provident Financial Zrt	Home credit	Hungary	100%
Provident Financial s.r.o.	Home credit	Slovakia	100%
Provident Mexico S.A de C.V.	Home credit	Mexico	100%
Provident Financial Romania I.F.N.S.A.	Home credit	Romania	100%
Provident International Financial Services Limited	Debt option provision	England	100%
Provident International Credit Guarantee Company Limited	Debt guarantee provision	Guernsey	100%

The combined financial information has been prepared for inclusion in the prospectus for the application for the admission of listing the shares of the parent company, IPF, and comprises the combined income statements, statements of recognised income and expense, balance sheets and cash flow statements of IHC.

The combined financial information has been prepared in accordance with the requirements of the PD regulation, the Listing Rules, and in accordance with this basis of preparation. This basis of preparation describes how the combined financial information has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRSs as adopted by the EU) except as described below.

IFRSs as adopted by the EU do not provide for the preparation of combined financial information, and accordingly, in preparing the combined financial information certain accounting conventions commonly used for the preparation of historical financial information for inclusion in investment circulars as described in the Annexure to SIR 2000 (Investment Reporting Standard applicable to public reporting engagements on historical financial information) issued by the UK Auditing Practices Board have been applied. The application of these conventions results in the following basis of accounting of the financial information. IHC has not previously been required to prepare consolidated financial information and hence consolidated financial information has not previously been presented. The combined financial information has been prepared by aggregating the applicable individual financial returns that were prepared for the purposes of the PF Group consolidation together with certain PF Group consolidation adjustments relating to the businesses forming IHC. Internal transactions within IHC have been eliminated on combination. Other than in respect of using this basis of accounting, IFRSs as adopted by the EU have been applied.

Basis of accounting

The following conventions have been used in preparing the combined financial information:

- IHC has not in the past formed a separate legal group and therefore it is not possible to show share capital or an analysis of reserves for IHC. The net assets of IHC are represented within invested capital by the cumulative investment of Provident Financial in IHC (shown as "Provident Financial investment in IHC").

- Amounts due to the PF Group that are interest bearing and have other characteristics of debt have been categorised as part of financial liabilities (shown as "PF Group borrowings") in the combined balance sheet. The related interest expense has been categorised as part of finance costs within the combined income statement. Accordingly, the interest expense recorded in the combined income statement has been affected by the financing arrangements within the PF Group and is not representative of the interest expense that would have been reported had IHC been independent. Also, it is not necessarily representative of the interest expense that will arise in the future. The rate of interest applying to intra-group balances within the PF Group is determined by Provident Financial.

- Amounts due to the PF Group that do not have the characteristics of debt have been included within the "Provident Financial investment in IHC" in the combined balance sheet. All movements in such balances have been reflected in note 23 as movements in invested capital under the heading "PF Group funding adjustment".
- The PF Group has not historically recharged all corporate office costs comprising director costs, taxation, treasury, accounting, investor relations, public relations, legal costs and company secretarial costs to its underlying businesses. However, for the purposes of the combined financial information an approximation of the amounts of corporate head office costs attributable to IHC has been made based on the expected split of corporate office costs on demerger. PF Group corporate office costs were affected by the arrangements in place within the PF Group and are not necessarily representative of the position that will prevail in the future.
- The PF Group defined benefit pension obligations/asset have historically been split between statutory entities based on the level of contributions made to the pension schemes by each entity. For the purposes of the combined financial information, the pension obligations/asset represent an aggregation of the statutory entities forming IHC plus an allocation of the PF Group corporate office pension obligations/asset based on the expected split of corporate office staff on demerger.
- Tax charges in the combined financial information have been determined based on the tax charges recorded by IHC companies in their local statutory accounts. This also comprises the tax effect on adjustments made for PF Group consolidation purposes. The tax charges recorded in the combined income statement have been affected by the taxation arrangements within the PF Group and are not necessarily representative of the tax charges that would have been reported had IHC been an independent group. Also they are not necessarily representative of the tax charges that may arise in the future.

2. Accounting policies

The accounting policies adopted by IHC in the preparation of the combined financial information are consistent with those adopted in the PF Group 2006 financial statements and will be used, subject to the changes identified below, in the preparation of the IPF Group's first financial statements.

The following standards and interpretations, which are in issue but not yet effective, have not been applied in the combined financial information:

IFRS 7 'Financial Instruments: Disclosures'

IFRS 8 'Operating Segments'

IFRIC 12 'Service Concession Arrangements'

IFRS 7 is effective for accounting periods beginning on or after 1 January 2007 and will therefore be applied in the first full set of financial statements of the IPF Group. The standard is a disclosure standard and requires additional disclosures on capital and financial instruments. The standard will not impact the recognition or measurement of items accounted for under the accounting policies used in the preparation of the combined financial information. All other standards and interpretations listed above are not expected to have a material impact on the combined financial information of IHC.

The principal accounting policies used in the preparation of the combined financial information are as follows:

Revenue recognition

Revenue, which excludes value added tax and intra-group transactions, comprises revenue earned on amounts receivable from customers.

The service charge on a home credit loan is fixed. The charge does not increase if customers take longer than the contracted period to repay the loan. The majority of loans do not carry penalties or default interest charges. In accordance with IAS 39 'Financial Instruments: Recognition and Measurement' the service charge is accounted for as interest income.

Revenue on customer receivables is recognised using an effective interest rate (EIR). The EIR is calculated using estimated cash flows being contractual payments adjusted for the impact of customers repaying early but excluding the anticipated impact of customers paying late or not paying at all.

Directly attributable incremental issue costs are also taken into account in calculating the EIR. Interest income continues to be accrued on impaired receivables using the original EIR applied to the loan's carrying value.

Finance income and finance costs

Finance income comprises the return generated on cash and cash equivalents and is recognised on an EIR basis. Finance costs comprise the interest on external borrowings and amounts owed to the PF Group and are recognised on an EIR basis.

Amounts receivable from customers

All customer receivables are initially recognised at the amount loaned to the customer less directly attributable incremental issue costs. After initial recognition, customer receivables are subsequently measured at amortised cost. Amortised cost is the amount of the customer receivable at initial recognition less customer repayments, plus revenue earned calculated using the EIR, less any deduction for impairment.

All customer receivables are assessed for impairment at each combined balance sheet date. Customer accounts that are in arrears are deemed to have demonstrated evidence of impairment and are subject to a detailed impairment review. Impairment is calculated using actuarial models which use historical payment performance to generate the estimated amount and timing of future cashflows from each arrears stage. These estimated future cash flows are discounted to a present value using the original EIR and this figure is compared with the combined balance sheet value. All such impairments are charged to the combined income statement.

The unwinding of the discounted value used to compute the impairment is reflected in the interest charged on the impaired loan. Impairment charges in respect of customer receivables are charged to the combined income statement as part of operating costs.

Intangible assets

Intangible assets, which comprise computer software licences, are capitalised as intangible assets on the basis of the costs incurred to acquire or develop the specific software and bring it into use.

Computer software is amortised on a straight-line basis over its estimated useful economic life which is generally estimated to be five years. The residual values and economic lives are reviewed by management at each balance sheet date.

Property, plant and equipment

Property, plant and equipment is shown at cost less subsequent depreciation and impairment. Cost represents invoiced cost plus any other costs that are directly attributable to the acquisition of the items. Repairs and maintenance costs are expensed as incurred.

Depreciation is calculated to write-down assets to their estimated realisable value over their useful economic lives. The following are the principal bases used:

Category	Depreciation rate	Method
Fixtures and fittings	10%	Straight-line
Equipment (including computer hardware)	20 to 33.3%	Straight-line
Motor vehicles	25%	Reducing balance

The residual value and useful economic life of all assets are reviewed, and adjusted if appropriate, at each combined balance sheet date. All items of property, plant and equipment are tested for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying value exceeds the higher of the asset's value in use or its fair value less costs to sell.

Foreign currency translation

Items included in the financial statements of each of IHC's subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates ('the functional currency'). The combined financial information is presented in sterling.

Transactions that are not denominated in a subsidiary's functional currency are recorded at the rate of exchange ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated into the relevant functional currency at the rates of exchange ruling at the combined balance sheet date. Differences arising on translation are charged or credited to the combined income statement, except when deferred in invested capital as qualifying cash flow hedges or qualifying net investment hedges.

The combined income statements of IHC's subsidiaries (none of which has the currency of a hyperinflationary economy) that have a functional currency different from sterling are translated into sterling at the average exchange rate and the balance sheets are translated at the exchange rates ruling at each combined balance sheet date.

On combination, exchange differences arising from the translation of the net investment in foreign subsidiaries, and of borrowings and other currency instruments designated as hedges of such investments, are taken to invested capital. When a foreign operation is sold such exchange differences are recognised in the combined income statement as part of the gain or loss on sale.

Segment reporting

IHC's primary reporting format is geographical segments. A geographical segment is a component of IHC that operates within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.

The provision of home credit is the only business segment operated by IHC and therefore a secondary segmental analysis is not provided.

Leases

The leases entered into by IHC are solely operating leases. Costs in respect of operating leases are charged to the combined income statement on a straight-line basis over the lease term.

Taxation

The tax expense represents the sum of current and deferred tax. Current tax is calculated based on taxable profit for the year using tax rates that have been enacted or substantially enacted by the combined balance sheet date. Taxable profit differs from profit before taxation as reported in the combined income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the combined balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the combined financial information and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

Deferred tax is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference is controlled by IHC and it is probable that the temporary difference will not reverse in the future.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Employee benefits

- *Defined benefit pension plans*

The charge in the combined income statement in respect of defined benefit pension plans comprises the actuarially assessed current service cost of working employees together with the interest charge on pension liabilities offset by the expected return on pension scheme assets. All charges are allocated to administrative expenses.

The asset/liability recognised in the combined balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the combined balance sheet date less the fair value of the plan assets.

The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating to the terms of the related pension liability.

Cumulative actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised immediately in the combined statement of recognised income and expense.

Past service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

- *Defined contribution plans*

Contributions to defined contribution pension schemes are charged to the combined income statement on an accruals basis.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and short-term deposits with original maturities of three months or less principally held for the purpose of meeting intra-group guarantee arrangements. Bank overdrafts are presented in current liabilities to the extent that there is no right of offset with cash balances.

Derivative financial instruments

IHC uses derivative financial instruments, principally interest rate swaps and forward currency contracts to manage the interest rate and currency risk arising from IHC's underlying business operations. No transactions of a speculative nature are undertaken.

All derivative financial instruments are assessed against the hedge accounting criteria set out in IAS 39. The majority of IHC's derivatives meet the hedge accounting requirements of IAS 39 and are accordingly designated as either: hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge) or hedges of highly probable forecast transactions (cash flow hedge).

Derivatives are initially recognised at the fair value on the date a derivative contract is entered into and are subsequently remeasured at each reporting date at their fair value. Where derivatives do not qualify for hedge accounting, movements in their fair value are recognised immediately within the combined income statement.

Where the hedge accounting criteria have been met, the resultant gain or loss on the derivative instrument is recognised as follows:

- *Fair value hedges*

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the combined income statement as part of finance costs, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

- *Cash flow hedges*

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in invested capital. The gain or loss relating to the ineffective portion is recognised immediately in the combined income statement as part of finance costs. Amounts accumulated in invested capital are recognised in the combined income statement when the income or expense on the hedged item is recognised in the combined income statement.

IHC discontinues hedge accounting when:

- it is evident from testing that a derivative is not, or has ceased to be, highly effective as a hedge;
- the derivative expires, or is sold, terminated or exercised; or
- the underlying hedged term matures or is sold or repaid.

Share-based payments

The cost of providing share-based payments to employees is charged to the combined income statement over the vesting period of the related share options or share allocations. The corresponding credit is made to a separate component of the Provident Financial investment in IHC.

The cost is based on the fair value of options granted determined using a binomial option pricing model. The value of the charge is adjusted at each combined balance sheet date to reflect expected and actual levels of vesting with a corresponding adjustment to a separate component of the Provident Financial investment in IHC.

In accordance with the transitional provisions of IFRS 2 'Share-based Payment' IHC has elected to apply IFRS 2 to grants, options and other equity instruments granted after 7 November 2002 and not vested at 1 January 2005.

Borrowings

Borrowings are recognised initially at fair value, being their issue proceeds net of any transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds net of transaction costs and the redemption value is recognised in the combined income statement over the expected life of the borrowings using the EIR.

Where borrowings are the subject of a fair value hedge, changes in the fair value of the borrowing that are attributable to the hedged risk are recognised in the combined income statement and a corresponding adjustment made to the carrying value of borrowings.

Key assumptions and estimates

In applying the accounting policies set out above, IHC makes significant estimates and assumptions that affect the reported amounts of assets and liabilities as follows:

Amounts receivable from customers

IHC reviews its portfolio of customer loans and receivables for impairment at each combined balance sheet date. IHC makes judgements to determine whether there is objective evidence which indicates there has been an adverse effect on expected future cash flows. For the purposes of assessing the impairment of customer loans and receivables, customers are categorised into arrears stages as this is considered to be the most reliable predictor of future payment performance. The level of impairment is calculated using actuarial models which use historical payment performance to generate the estimated amount and timing of future cash flows from each arrears stage. The impairment models are regularly reviewed to take account of the current economic environment, product mix and recent customer payment performance. However, on the basis that the payment performance of customers could be different from the assumptions used in estimating future cash flows, a material adjustment to the carrying value of amounts receivable from customers may be required. To the extent that the net present value of estimated cash flows differs by +/- 5%, it is estimated that the amounts receivable from customers would be £17m higher/lower.

Retirement benefit obligations/asset

IHC makes a number of judgements and estimates in assessing the amount of its retirement benefit obligations/asset at each balance sheet date. These judgements and estimates are derived after taking into account the requirements of IAS 19 'Retirement Benefit Obligations' and after taking the advice of IHC's actuaries. Further details on the key assumptions used are set out in note 21.

Tax

IHC is subject to tax in a number of international jurisdictions as well as the UK. In many cases, the tax treatment of certain items cannot be determined precisely until tax audits or enquiries have been completed by the tax authorities. In some instances, this can be some years after the item has first been reflected in the combined financial information. IHC recognises liabilities for anticipated tax audit and enquiry issues based on an assessment of whether such liabilities are likely to fall due. If the outcome of such audits is that the final liability is different to the amount originally estimated, such differences will be recognised in the period in which the audit or enquiry is determined. Any differences may necessitate a material adjustment to the level of tax balances held in the combined balance sheet.

3. Segment analysis

Primary reporting format — geographical segments

	2004 £m	2005 £m	2006 £m
Revenue			
Central Europe	269.4	347.9	338.6
Mexico	1.8	10.7	26.4
Romania	—	—	0.3
Total	271.2	358.6	365.3
Profit before taxation			
Central Europe	49.8	60.7	65.7
Mexico	(2.3)	(3.1)	(9.7)
Romania	—	—	(2.4)
UK divisional central costs	(7.7)	(6.5)	(7.4)
	39.8	51.1	46.2
Recharge of Provident Financial central costs	(3.0)	(5.5)	(3.9)
Profit before taxation and demerger costs	36.8	45.6	42.3
Demerger costs (note 5)	—	—	(4.2)
Total	36.8	45.6	38.1

The recharge of Provident Financial central costs was not previously reflected in the reported results of the businesses forming IHC within the PF Group financial statements. The above allocation represents IHC's share of Provident Financial central costs in each year based on the expected split of Provident Financial central costs on demerger.

	2004 £m	2005 £m	2006 £m
Segment assets			
Central Europe	429.1	499.9	531.4
Mexico	3.2	15.4	28.5
Romania	—	—	4.9
UK	18.7	33.8	43.8
Total	451.0	549.1	608.6
Segment liabilities			
Central Europe	364.1	419.4	418.5
Mexico	3.2	14.8	29.1
Romania	—	—	4.5
UK	61.7	58.7	74.3
Total	429.0	492.9	526.4
Capital expenditure			
Central Europe	9.3	11.1	11.4
Mexico	0.3	1.1	2.7
UK	1.2	0.9	3.3
Total	10.8	13.1	17.4
Depreciation			
Central Europe	4.2	5.4	5.9
Mexico	0.1	0.2	0.6
UK	0.3	0.6	0.7
Total	4.6	6.2	7.2

Expenditure on intangible assets of £12.1m (2005 £1.9m, 2004 £nil) all relates to the UK.

4. Finance costs

	2004 £m	2005 £m	2006 £m
Interest payable on external bank borrowings	18.6	18.6	22.4
Interest payable on PF Group borrowings	2.9	7.2	6.7
Interest payable on bank and other borrowings	21.5	25.8	29.1
Net hedge ineffectiveness and other fair value gains and losses	1.6	(0.4)	(0.5)
Total	**23.1**	**25.4**	**28.6**

5. Profit before taxation

Profit before taxation is stated after charging/(crediting):

	2004 £m	2005 £m	2006 £m
Depreciation of property, plant and equipment (note 11)	4.6	6.2	7.2
Profit on disposal of property, plant and equipment	(0.1)	(0.1)	(0.2)
Operating lease rentals:			
— property	7.6	7.8	7.4
— equipment	—	0.1	0.1
Share-based payment charge/(credit) (note 22)	0.3	0.5	(0.4)
Defined benefit pension scheme charge/(credit) (note 21)	0.7	0.8	(0.3)
Impairment of amounts receivable from customers (note 13)	87.0	132.4	103.1
Audit services:			
— fees payable to Provident Financial's auditors for the audit of the consolidated PF Group financial statements	—	—	0.1
Non-audit services:			
— audit of IHC companies pursuant to legislation	0.1	0.2	0.2
— tax services	0.6	0.2	0.1
— other services	0.1	—	—
Demerger costs	—	—	4.2

Demerger costs in 2006 represent costs incurred in preparing for the demerger of IHC from the PF Group. The costs comprise £0.4m of professional fees, £0.9m of property costs and £2.9m of other separation costs. All of the demerger costs have been classified as administrative expenses within the combined income statement.

6. Tax expense

	2004 £m	2005 £m	2006 £m
Total current tax	15.1	15.2	16.3
Total deferred tax (note 12)	(3.0)	(1.4)	(3.6)
Total	**12.1**	**13.8**	**12.7**

The tax credit in respect of demerger costs in 2006 was £0.9m (2005 and 2004 £nil).

Tax (credit)/charge on items taken directly to invested capital	2004 £m	2005 £m	2006 £m
Current tax (credit)/charge on net fair value (losses)/gains — cash flow hedges	(0.3)	(0.4)	0.6
Deferred tax credit on actuarial losses on retirement benefit obligations/asset	(0.9)	(0.4)	(0.3)
Total	**(1.2)**	**(0.8)**	**0.3**

The rate of tax expense on the profit before taxation for the year ended 31 December 2006 is higher (2005 and 2004 higher) than the standard rate of corporation tax in the UK (30%). The differences are explained as follows:

	2004	2005	2006
	£m	*£m*	*£m*
Profit before taxation	36.8	45.6	38.1
Profit before taxation multiplied by the standard rate of corporation tax in the UK of 30% (2005 and 2004 30%)	11.0	13.7	11.4
Effects of:			
Adjustment in respect of prior years	0.8	0.2	0.5
Adjustment in respect of foreign tax rates	(4.7)	(6.6)	(4.4)
Expenses not deductible for tax purposes	1.1	4.7	4.5
Overseas taxable dividends	3.9	1.8	0.7
Total tax expense	12.1	13.8	12.7

7. Earnings per share

Basic earnings per share (EPS) is calculated by dividing the earnings attributable to shareholders of £25.4m (2005 £31.8m, 2004 £24.7m) by the weighted average number of IPF ordinary shares that would have existed based on a one for one exchange for Provident Financial shares.

For diluted EPS, the weighted average number of IPF ordinary shares in issue is adjusted to assume conversion of all dilutive Provident Financial potential ordinary shares relating to employees of IHC, but does not anticipate changes to incentive schemes that will result from the demerger.

The weighted average number of shares used in the basic and diluted EPS calculations can be reconciled as follows:

	2004	2005	2006
	m	*m*	*m*
Used in basic EPS calculations	253.4	254.3	254.9
Dilutive effect of options	1.2	0.6	0.9
Used in diluted EPS calculations	254.6	254.9	255.8

The directors have elected to show an adjusted EPS excluding the impact of demerger costs in 2006. Demerger costs, net of the related tax credit, are £3.3m (2005 and 2004 £nil). This is presented to show the EPS generated by IHC's underlying operations. A reconciliation of basic and diluted EPS to adjusted and adjusted diluted EPS is as follows:

	2004	2005	2006
	pence	*pence*	*pence*
Basic EPS	9.75	12.50	9.96
Demerger costs, net of tax credit	—	—	1.30
Adjusted EPS	9.75	12.50	11.26
Diluted EPS	9.70	12.48	9.93
Demerger costs, net of tax credit	—	—	1.29
Adjusted diluted EPS	9.70	12.48	11.22

8. Directors' remuneration

The key management personnel (as defined by IAS 24 'Related Party Disclosures') of IHC are deemed to be the directors who will be appointed as directors of IPF on demerger and former directors of Provident Financial whose key responsibility was the management of the businesses forming IHC. The remuneration of directors, as set out below, therefore comprises the emoluments of J. Harnett, D. Broadbent, D. Swann (resigned on 17 May 2006), C. Gregson, R. Miles and T. Hales.

	2004	2005	2006
	£m	£m	£m
Short-term employee benefits	1.2	0.9	1.2
Post employment benefits	0.9	1.1	(0.1)
Share-based payment charge/(credit)	0.3	0.3	(0.4)
Total	2.4	2.3	0.7

Short-term employee benefits comprise salary/fees, bonus and benefits earned in the year. Post employment benefits represent the sum of (i) the increase in the transfer value of the accrued pension benefits (less directors' contributions) for those directors who are members of PF Group's defined benefit pension scheme; and (ii) company contributions into personal pension arrangements for all other directors. The share-based payment charge/(credit) is the proportion of the share-based payment charge/(credit) that relates to those options granted to the directors.

Other than in respect of D. Broadbent, whose costs were directly incurred by IHC, the costs above were not charged to the businesses forming IHC for the purposes of the PF Group financial statements but an allocation of these costs has been made for the purposes of the combined financial information as described in note 3.

Short-term employee benefits

The aggregate directors' emoluments during the year amounted to £1,212,000 (2005 £948,000, 2004 £1,238,000), analysed as follows:

2006

	Salary	Bonus	Benefits	Fees	Total
	£'000	£'000	£'000	£'000	£'000
Executive directors					
J. Harnett	340	306	40	—	686
D. Swann*	128	115	15	—	258
D. Broadbent	116	54	8	—	178
	584	475	63	—	1,122
Non-executive directors					
C. Gregson	—	—	—	40	40
R. Miles	—	—	—	40	40
T. Hales*	—	—	—	10	10
	—	—	—	90	90
Total	584	475	63	90	1,212

*D. Swann resigned as a director on 17 May 2006. T. Hales was appointed as a non-executive director on 14 October 2006.

2005

	Salary £'000	Bonus £'000	Benefits £'000	Fees £'000	Total £'000
Executive directors					
J. Harnett	340	—	43	—	383
D. Swann	308	—	44	—	352
D. Broadbent	110	11	8	—	129
	758	11	95	—	864
Non-executive directors					
C. Gregson	—	—	—	40	40
R. Miles	—	—	4	40	44
	—	—	4	80	84
Total	**758**	**11**	**99**	**80**	**948**

2004

	Salary £'000	Bonus £'000	Benefits £'000	Fees £'000	Total £'000
Executive directors					
J. Harnett	307	185	43	—	535
D. Swann	277	166	43	—	486
D. Broadbent	100	36	1	—	137
	684	387	87	—	1,158
Non-executive directors					
C. Gregson	—	—	—	40	40
R. Miles	—	—	—	40	40
	—	—	—	80	80
Total	**684**	**387**	**87**	**80**	**1,238**

Share option schemes

Directors' share options over Provident Financial shares at 31 December were as follows:

2006

	1 January 2006	Granted	Exercised	Lapsed	31 December 2006		Exercise price (p)	Range of normal exercisable dates of options
J. Harnett.....	33,269	—	—	—	33,269	A	1,037.00	04.05.2002 - 03.05.2009
	16,077	—	—	—	16,077	A	622.00	02.08.2004 - 01.08.2011
	66,643	—	—	—	66,643	B	709.00	09.05.2005 - 08.05.2012
	90,702	—	—	—	90,702	B	551.25	18.03.2006 - 17.03.2013
	114,950	—	—	—	114,950	B	550.50	05.08.2007 - 04.08.2014
	96,797	—	—	—	96,797	B	702.50	23.03.2008 - 22.03.2015
	—	58,890	—	—	58,890	C	577.25	07.06.2009 - 06.06.2016
	418,438	58,890	—	—	477,328			
D. Swann*....	7,428	—	—	—	7,428	A	985.00	06.08.2001 - 05.08.2008
	7,944	—	—	—	7,944	A	979.30	03.03.2002 - 02.03.2009
	41,800	—	—	—	41,800	A	622.00	02.08.2004 - 01.08.2011
	2,033**	—	—	—	2,033**	—	498.00	01.11.2006 - 30.04.2007
	59,238	—	—	—	59,238	B	709.00	09.05.2005 - 08.05.2012
	1,414**	—	—	—	1,414**	—	468.00	01.11.2007 - 30.04.2008
	81,632	—	—	—	81,632	B	551.25	18.03.2006 - 17.03.2013
	103,455	—	—	—	103,455	B	550.50	05.08.2007 - 04.08.2014
	304,944	—	—	—	304,944			
D. Broadbent..	6,000	—	—	—	6,000***	B	521.50	07.03.2003 - 06.03.2010
	7,500	—	—	—	7,500	B	709.00	09.05.2005 - 08.05.2012
	10,000	—	—	—	10,000	B	551.25	18.03.2006 - 17.03.2013
	10,000	—	—	—	10,000	B	550.50	05.08.2007 - 04.08.2014
	12,500	—	—	—	12,500	B	702.50	23.03.2008 - 22.03.2015
	1,844**	—	—	(1,844)**	—	—	507.00	01.12.2008 - 31.05.2009
	—	20,090	—	—	20,090	C	577.25	07.06.2009 - 06.06.2016
	47,844	20,090	—	(1,844)	66,090			
Total	771,226	78,980	—	(1,844)	848,362			

* D. Swann ceased to be a director on 17 May 2006 and options outstanding are shown as at this date. He exercised options over 103,455 shares and 81,632 shares on 28 November 2006, when the market price was 620.8p. The remaining options lapsed on 30 November 2006.

** Granted under the Provident Financial Employee Savings-Related Share Option Schemes.

*** On 9 January 2007 D. Broadbent exercised 6,000 options. The market price at the date of exercise was 720.00p and the exercise price was 521.50p.

2005

	1 January 2005	Granted	Exercised	Lapsed	31 December 2005		Exercise price (p)	Range of normal exercisable dates of options
J. Harnett....	33,269	—	—	—	33,269	A	1,037.00	04.05.2002 - 03.05.2009
	87,500	—	(87,500)*	—	—	A	520.00	28.02.2003 - 27.02.2010
	16,077	—	—	—	16,077	A	622.00	02.08.2004 - 01.08.2011
	66,643	—	—	—	66,643	B	709.00	09.05.2005 - 08.05.2012
	90,702	—	—	—	90,702	B	551.25	18.03.2006 - 17.03.2013
	114,950	—	—	—	114,950	B	550.50	05.08.2007 - 04.08.2014
	—	96,797	—	—	96,797	B	702.50	23.03.2008 - 22.03.2015
	409,141	96,797	(87,500)	—	418,438			
D. Swann*...	7,428	—	—	—	7,428	A	985.00	06.08.2001 - 05.08.2008
	7,944	—	—	—	7,944	A	979.30	03.03.2002 - 02.03.2009
	41,800	—	—	—	41,800	A	622.00	02.08.2004 - 01.08.2011
	2,033**	—	—	—	2,033**	—	498.00	01.11.2006 - 30.04.2007
	59,238	—	—	—	59,238	B	709.00	09.05.2005 - 08.05.2012
	1,414**	—	—	—	1,414**	—	468.00	01.11.2007 - 30.04.2008
	81,632	—	—	—	81,632	B	551.25	18.03.2006 - 17.03.2013
	103,455	—	—	—	103,455	B	550.50	05.08.2007 - 04.08.2014
	304,944	—	—	—	304,944			
D. Broadbent	2,029**	—	—	(2,029)**	—	—	468.00	01.11.2005 - 30.04.2006
	10,000	—	(4,000)**	—	6,000	B	521.50	07.03.2003 - 06.03.2010
	7,500	—	—	—	7,500	B	709.00	09.05.2005 - 08.05.2012
	10,000	—	—	—	10,000	B	551.25	18.03.2006 - 17.03.2013
	10,000	—	—	—	10,000	B	550.50	05.08.2007 - 04.08.2014
	—	12,500	—	—	12,500	B	702.50	23.03.2008 - 22.03.2015
	—	1,844**	—	—	1,844**	—	507.00	01.12.2008 - 31.05.2009
	39,529	14,344	(4,000)	(2,029)	47,844			
Total	**753,614**	**111,141**	**(91,500)**	**(2,029)**	**771,226**			

*The market price at date of exercise was 680.50p.

**The market price at date of exercise was 723.50p.

**Granted under the Provident Financial Employee Savings-Related Share Option Schemes.

2004

	1 January 2004	Granted	Exercised	Lapsed	31 December 2004		Exercise price (p)	Range of normal exercisable dates of options
J. Harnett	33,269	—	—	—	33,269	A	1,037.00	04.05.2002 - 03.05.2009
	87,500	—	—	—	87,500	A	520.00	28.02.2003 - 27.02.2010
	16,077	—	—	—	16,077	A	622.00	02.08.2004 - 01.08.2011
	66,643	—	—	—	66,643	B	709.00	09.05.2005 - 08.05.2012
	90,702	—	—	—	90,702	B	551.25	18.03.2006 - 17.03.2013
	—	114,950	—	—	114,950	B	550.50	05.08.2007 - 04.08.2014
	294,191	114,950	—	—	409,141			
D. Swann*	15,000	—	(15,000)*	—	—	A	450.00	02.09.1999 - 01.09.2006
	33,336	—	(33,336)*	—	—	A	638.50	01.09.2000 - 31.08.2007
	7,428	—	—	—	7,428	A	985.00	06.08.2001 - 05.08.2008
	7,944	—	—	—	7,944	A	979.30	03.03.2002 - 02.03.2009
	33,882	—	(33,882)*	—	—	A	520.00	28.02.2003 - 27.02.2010
	41,800	—	—	—	41,800	A	622.00	02.08.2004 - 01.08.2011
	2,033**	—	—	—	2,033**	—	498.00	01.11.2006 - 30.04.2007
	59,238	—	—	—	59,238	B	709.00	09.05.2005 - 08.05.2012
	1,414**	—	—	—	1,414**	—	468.00	01.11.2007 - 30.04.2008
	81,632	—	—	—	81,632	B	551.25	18.03.2006 - 17.03.2013
	—	103,455	—	—	103,455	B	550.50	05.08.2007 - 04.08.2014
	283,707	103,455	(82,218)	—	304,944			
D. Broadbent ..	2,029**	—	—	—	2,029**	—	468.00	01.11.2005 - 30.04.2006
	10,000	—	—	—	10,000	B	521.50	07.03.2003 - 06.03.2010
	7,500	—	—	—	7,500	B	709.00	09.05.2005 - 08.05.2012
	10,000	—	—	—	10,000	B	551.25	18.03.2006 - 17.03.2013
	—	10,000	—	—	10,000	B	550.50	05.08.2007 - 04.08.2014
	29,529	10,000	—	—	39,529			
Total	607,427	228,405	(82,218)	—	753,614			

*The market price at date of exercise was 747.50p.

**Granted under the Provident Financial Employee Savings-Related Share Option Schemes.

Options granted under the Provident Financial Long Term Incentive Scheme 2006 are shown separately.

The performance conditions which apply to the exercise of executive share options are as follows:

- Performance condition A (referred to in the tables above) applies to options granted prior to 2002. Over a three-year period the real growth in Provident Financial's earnings per share must average 3% a year (after making appropriate adjustments for inflation).
- Performance condition B (referred to in the tables above) applies to options granted in 2002, 2003, 2004 and 2005. Where the option is granted over shares with an aggregate exercise price of up to one times the director's salary, the performance condition is that, over a fixed three-year period, the real growth in earnings per share (after adjusting for inflation) must average 3% a year (if the condition is not satisfied after the three years the period will be extended to four years and then, if the condition is still not satisfied, to five years, whereupon if the condition is still not satisfied, the option will lapse). For options granted in excess of one times the director's salary, the condition is 4% (rather than 3%) real growth in earnings per share.
- Performance condition C (referred to in the tables above) applies to options granted under the Executive Share Option Scheme 2006 ("ESOS"). For options granted in 2006 the target requires annual earnings per share growth to exceed RPI plus 3% averaged over a three-year period. At that level, 25% of the shares under option would be exercisable with the option becoming fully exercisable at average annual growth in earnings per share in excess of RPI plus 6% over the three-year period. A sliding scale for vesting will apply between these levels.

There were no changes in directors' share options between 1 January 2007 and 19 June 2007 other than the exercise of options by D. Broadbent as detailed above.

The aggregate notional gain (representing the difference between the exercise price and the market price of the shares at the date of exercise) made by all the directors on the exercise of share options during 2006 amounted to £nil (2005 £149,000, 2004 £158,000).

Highest paid director

The highest paid director was J. Harnett whose emoluments amounted to £686,000 (2005 £383,000, 2004 £535,000). His notional gain on the exercise of share options (representing the difference between the exercise price and the market price of the shares at the date of exercise) amounted to £nil (2005 £140,000, 2004 £nil).

Beneficial interest in Provident Financial shares

The beneficial interests of directors in the issued share capital of Provident Financial were as follows:

	Number of Shares			
	31 December 2006	31 December 2005	31 December 2004	1 January 2004
J. Harnett	39,969	39,969	31,466	14,494
D. Swann	—	86,725	86,725	59,377
D. Broadbent	—	—	—	—
C. Gregson	1,837	1,837	1,837	1,837
R. Miles	9,000	4,000	4,000	—
T. Hales	5,000	—	—	—

None of the directors has notified Provident Financial of an interest in any other shares, transactions or arrangements which requires disclosure.

Long term incentive schemes

Awards under the Provident Financial Long Term Incentive Scheme 2006, which were granted as nil cost options, were as follows:

	Date of award	Total awards held at 31.12.2006	Exercise price (p)	Market price at date of grant (p)	Normal exercisable dates
J. Harnett	01.06.2006	56,384	Nil	603.00	01.06.2009 - 31.05.2016

The awards made in 2006 require the total shareholder return ("TSR") of Provident Financial, over a three-year performance period, when measured against the tailored peer group, to be at least median (25% vesting) with full vesting if TSR exceeds the median by 8.5% a year and straight-line vesting in between these two levels. The peer group comprises the following companies: Alliance & Leicester, Barclays, Bradford & Bingley, Cattles, Close Brothers, Debt Free Direct, HBOS, HSBC, Kensington Group, Lloyds TSB, London Scottish Bank, Northern Rock, Paragon Group, Park Group, Royal Bank of Scotland and S&U.

There were no awards outstanding as at 31 December 2005, 31 December 2004 or 1 January 2004. There were no changes in the awards outstanding between 1 January 2007 and 19 June 2007.

Performance Share Plan

Awards under the Provident Financial Performance Share Plan were as follows:

2006

	Basic awards (number of shares) held at 01.01.2006	Matching awards (number of shares) held at 01.01.2006	Basic awards (number of shares) made in 2006	Matching awards (number of shares) made in 2006	Basic awards (number of shares) held at 31.12.2006	Matching awards (number of shares) held at 31.12.2006	Market price of each share when award was granted (p)	Earliest vesting date
J. Harnett	3,247*	3,247	—	—	—	—	585.00	27 February 2006
	8,486*	8,486	—	—	8,486	8,486	741.00	27 February 2007
	11,733	11,733	—	—	8,486	8,486		
D. Swann	2,828*	2,828	—	—	—	—	585.00	27 February 2006
	7,637*	7,637	—	—	—	—	741.00	27 February 2007
	10,465	10,465	—	—	—	—		
Total	22,198	22,198	—	—	8,486	8,486		

*Vested awards. On 27 February 2006 the basic awards granted in 2003 at a price of 585p to J. Harnett (3,247 shares) and D. Swann (2,828 shares) vested. The matching awards did not vest. The market price on 27 February 2006 was 604p. On 31 May 2006, the basic and matching awards granted in 2004 at a price of 741p to D. Swann (15,274 shares) vested. The market price on 31 May 2006 was 608p. On 27 February 2007, the basic awards granted in 2004 at a price of 741p to J. Harnett (8,486 shares) vested. The matching award did not vest. The market price on 27 February 2007 was 739.5p.

2005

	Basic awards (number of shares) held at 01.01.2005	Matching awards (number of shares) held at 01.01.2005	Basic awards (number of shares) made in 2005	Matching awards (number of shares) made in 2005	Basic awards (number of shares) held at 31.12.2005	Matching awards (number of shares) held at 31.12.2005	Market price of each share when award was granted (p)	Earliest vesting date
J. Harnett	3,247	3,247	—	—	3,247	3,247	585.00	27 February 2006
	8,486	8,486	—	—	8,486	8,486	741.00	27 February 2007
	11,733	11,733	—	—	11,733	11,733		
D. Swann	2,828	2,828	—	—	2,828	2,828	585.00	27 February 2006
	7,637	7,637	—	—	7,637	7,637	741.00	27 February 2007
	10,465	10,465	—	—	10,465	10,465		
Total	22,198	22,198	—	—	22,198	22,198		

2004

	Basic awards (number of shares) held at 01.01.2004	Matching awards (number of shares) held at 01.01.2004	Basic awards (number of shares) made in 2004	Matching awards (number of shares) made in 2004	Basic awards (number of shares) held at 31.12.2004	Matching awards (number of shares) held at 31.12.2004	Market price of each share when award was granted (p)	Earliest vesting date
J. Harnett	3,247	3,247	—	—	3,247	3,247	585.00	27 February 2006
	8,486	8,486	—	—	8,486	8,486	741.00	27 February 2007
	11,733	11,733	—	—	11,733	11,733		
D. Swann	2,828	2,828	—	—	2,828	2,828	585.00	27 February 2006
	7,637	7,637	—	—	7,637	7,637	741.00	27 February 2007
	10,465	10,465	—	—	10,465	10,465		
Total	22,198	22,198	—	—	22,198	22,198		

There are no performance conditions attaching to the basic award. For awards granted in 2004 and 2006, the matching award will vest only if Provident Financial's average annual growth in earnings per share is equal to or greater than RPI plus 3% over a period of three consecutive financial years, the first of which is the financial year starting immediately before the grant date of the matching award. For awards granted in 2005, the matching award will vest only if Provident Financial's average annual growth in earnings per share is equal to or greater than RPI plus 3% over a period of five consecutive years, the first of which is the financial year starting immediately before the grant date of the matching award. Although basic earnings per share is generally used for the performance calculation, for 2006 awards earnings per share before Yes Car Credit closure costs is being used for the starting point to avoid participants benefiting from a low start point due to the impact of the closure of the Yes Car Credit business.

No awards to executive directors were made during the period 1 January 2007 to 19 June 2007.

The dividends payable on the basic and matching award shares are paid to the directors. The gross amounts received in 2006 were J. Harnett £6,084 (2005 J. Harnett £9,076 and D. Swann £8,131, 2004 J. Harnett £8,748 and D. Swann £7,802). These figures have been included in the benefits column in the table of directors' remuneration.

There were no variations in the terms and conditions of plan interests during the years ended 31 December 2004, 31 December 2005 and 31 December 2006.

Pensions and life assurance

There are no directors (2005 one, 2004 one) for whom retirement benefits are accruing under the Provident Financial Senior Pension Scheme (**"the senior pension scheme"**), one director (2005 one, 2004 one) for whom retirement benefits are accruing under the Provident Financial Staff Pension Scheme (**"the staff pension scheme"**) and one director (2005 one, 2004 one) for whom retirement benefits are accruing under a defined contribution scheme.

The senior and staff pension schemes are defined benefit schemes, with two sections; cash balance and final salary. The cash balance section of the schemes was introduced with effect from 1 April 2006 for future service. For those who elected to remain in the final salary section of the schemes the member contribution rate was increased from 7% to 14% of basic salary. Where the value of an executive directors' pension benefit was in excess of the lifetime allowance on 6 April 2006, he could elect to cease accruing benefits in respect of future service and receive a salary supplement of 30% of basic salary instead.

The final salary section of the senior pension scheme provides, in respect of service from 1 January 2000, a pension of up to two-thirds of basic salary at the normal retirement date at age 60. (The pension provided in respect of service prior to 1 January 2000 is up to two-thirds of basic salary at the normal retirement date at age 60 reduced by an amount approximately equal to two-thirds of the single person's basic rate state pension from state pension age). The senior pension scheme also provides spouses' pensions of two-thirds of the director's pension if the director dies whilst he is either a deferred member or in retirement. If the director does not leave a spouse, the pension will be paid to any dependants at the discretion of the trustees of the senior pension scheme. With the consent of Provident Financial, a director can retire under the senior pension scheme rules at any time between the ages 50 and 60, in which case the pension payable would be the accrued pension (based on salary and pensionable service at the date he leaves the service of Provident Financial or 31 March 2006 if the director has elected to cease accruing benefits) reduced to reflect the longer period for which it will be paid. Pensions in respect of service up to 1 January 2000 are guaranteed to increase, when in payment, at a rate of 5% each year. Pensions in respect of service from 1 January 2000 are guaranteed to increase each year by the lower of the annual increase in RPI and 5%. Discretionary increases may be granted by the trustees with the consent of Provident Financial. There are no discretionary benefits for which allowance is made when calculating transfer values on leaving service.

D. Swann (who ceased to be a director on 17 May 2006 and an employee on 31 May 2006) was in the final salary section of the senior pension scheme but elected to cease accruing benefits after 31 March 2006 and to receive a salary supplement.

D. Broadbent is a member of the cash balance section of the staff pension scheme. The cash balance section of the staff pension scheme provides directors with a pension credit of 25% of pensionable earnings each year to a retirement account. Directors contribute at the rate of 5% of pensionable earnings. Currently, the pension credit increases each year by the increase in RPI plus 1.5%. At retirement up to 25% of the total value of the retirement account can be taken as a lump sum, with the balance used to purchase an annuity. If the director dies in service, a death benefit of five times salary plus the value of the retirement account is payable. In addition, a spouses pension is payable in respect of the directors service whilst a member of the final salary section of the scheme.

Details of the pension entitlements earned under the senior pension scheme for D. Swann and the staff pension scheme for D. Broadbent are set out below:

2006

	Age at 31 December 2006	Accrued annual pension at 31 December 2006	(Decrease)/ increase in annual pension*	Director's contribution	Transfer value of pension benefits accrued at 31 December 2006	(Decrease)/ increase in transfer value less director's contributions
		£'000	*£'000*	*£'000*	*£'000*	*£'000*
D. Swann	59	170**	(14)	5	4,776	(202)
D. Broadbent	38	29	18	6	80	18

2005

	Age at 31 December 2005	Accrued annual pension at 31 December 2005	Increase in annual pension*	Director's contribution	Transfer value of pension benefits accrued at 31 December 2005	Increase in transfer value less director's contributions
		£'000	*£'000*	*£'000*	*£'000*	*£'000*
D. Swann	58	196**	16	21	4,973	965
D. Broadbent	37	10	3	7	56	18

2004

	Age at 31 December 2004	Accrued annual pension at 31 December 2004	Increase in annual pension*	Director's contribution	Transfer value of pension benefits accrued at 31 December 2004	Increase in transfer value less director's contributions
		£'000	*£'000*	*£'000*	*£'000*	*£'000*
D. Swann	57	176**	19	19	3,987	837
D. Broadbent	36	7	2	6	31	7

*Net of inflationary increase. As D. Swann ceased to accrue final salary benefits on 31 March 2006 and there was no increase in his pensionable earnings over 2006, the accrued pension fell in real terms over 2006. D. Swann's decrease in accrued pension is also partly due to the reduction made to his pension upon his early retirement, and partly due to his decision to commute part of his scheme pension for a tax free lump sum of £383,300.

**The accrued pension excludes the scheme bridging pension payable from the date of retirement until the basic state pension becomes payable.

J. Harnett has a defined contribution personal pension arrangement. Life assurance benefit is provided by the senior pension scheme. Provident Financial contributes 30% of his basic salary to his pension arrangements. The contributions are invested to produce benefits at age 60 or on death. He is also eligible for a lump sum death benefit of four times salary at date of death. Provident Financial's contributions in respect of J. Harnett during 2006 (including the cost of life assurance) amounted to £103,087 (2005 £105,263, 2004 £87,098).

9. Employee information

The average number of persons employed by IHC (including directors) was as follows:

	2004	2005	2006
	Number	*Number*	*Number*
Full-time	3,224	3,577	4,742
Part-time	56	177	342
Total	**3,280**	**3,754**	**5,084**

IHC employment costs — all employees (including directors):

	2004	2005	2006
	£m	*£m*	*£m*
Gross wages and salaries	32.8	37.9	47.5
Employers' national insurance contributions	7.6	9.0	13.1
Pension costs	1.3	1.2	0.1
Share-based payment charge/(credit)	0.3	0.5	(0.4)
Total	**42.0**	**48.6**	**60.3**

10. Intangible assets

	Computer software		
	2004	2005	2006
	£m	£m	£m
Cost			
At 1 January	—	—	1.9
Additions	—	1.9	12.1
At 31 December	—	1.9	14.0
Amortisation			
At 1 January and 31 December	—	—	—
Net book value			
At 31 December	—	**1.9**	**14.0**

The costs capitalised as intangible assets in 2005 and 2006 represent amounts paid to PF Group companies to acquire the right to use software which has been developed by the PF Group. Amortisation will be charged on these assets in future years in line with the consumption of the future economic benefits of the assets.

11. Property, plant and equipment

	Equipment and vehicles		
	2004	2005	2006
	£m	£m	£m
Cost			
At 1 January	21.5	30.5	39.6
Exchange adjustments	2.5	0.3	(0.2)
Additions	10.8	13.1	17.4
Disposals	(4.3)	(4.3)	(8.0)
At 31 December	30.5	39.6	48.8
Depreciation			
At 1 January	8.3	12.1	16.1
Exchange adjustments	1.5	0.2	0.1
Charge to the combined income statement	4.6	6.2	7.2
Disposals	(2.3)	(2.4)	(4.8)
At 31 December	12.1	16.1	18.6
Net book value			
At 31 December	**18.4**	**23.5**	**30.2**

12. *Deferred tax*

Deferred tax is calculated in full on temporary differences under the combined balance sheet liability method using a tax rate of 30%, (2005 and 2004 30%) or the appropriate overseas tax rate. The movement in the deferred tax asset during the year can be analysed as follows:

	2004	2005	2006
	£m	£m	£m
At 1 January	5.8	10.4	12.6
Exchange differences	0.6	0.5	(0.3)
Credit to the combined income statement	3.0	1.4	3.6
Tax credit/(charge) on items taken directly to invested capital	1.2	0.8	(0.3)
Tax charge on items taken to PF Group funding	(0.2)	(0.5)	—
At 31 December	**10.4**	**12.6**	**15.6**

An analysis of the deferred tax asset is set out below:

	Losses	Other temporary differences	Retirement benefit obligations	Total
	£m	£m	£m	£m
At 1 January 2004	0.3	3.2	2.3	5.8
Exchange differences	—	0.6	—	0.6
(Charge)/credit to the combined income statement	(0.3)	3.3	—	3.0
Tax on items taken directly to invested capital	—	0.3	0.9	1.2
Tax charge on items taken to PF Group funding	—	—	(0.2)	(0.2)
At 31 December 2004	—	7.4	3.0	10.4
At 1 January 2005	—	7.4	3.0	10.4
Exchange differences	—	0.5	—	0.5
Credit/(charge) to the combined income statement	—	1.6	(0.2)	1.4
Tax on items taken directly to invested capital	—	0.4	0.4	0.8
Tax charge on items taken to PF Group funding	—	—	(0.5)	(0.5)
At 31 December 2005	—	9.9	2.7	12.6
At 1 January 2006	—	9.9	2.7	12.6
Exchange differences	—	(0.3)	—	(0.3)
Credit/(charge) to the combined income statement	—	5.4	(1.8)	3.6
Tax on items taken directly to invested capital	—	(0.6)	0.3	(0.3)
Tax credit/(charge) on items taken to PF Group funding	—	1.3	(1.3)	—
At 31 December 2006	—	15.7	(0.1)	15.6

Deferred tax assets have been recognised in respect of all tax losses and other temporary timing differences giving rise to deferred tax assets because it is probable that these assets will be recovered.

Deferred tax has not been provided on temporary differences on investments in certain overseas subsidiaries because IHC is able to control the timing of the reversal and it is probable that the difference will not reverse in the foreseeable future. IHC's policy is to retain profits in such overseas subsidiaries for the foreseeable future. The aggregate temporary differences in respect of which no deferred tax has been provided amounts to £179.1m (2005 £141.0m, 2004 £80.4m). The unprovided deferred tax amounts to £16.4m (2005 £13.9m, 2004 £7.5m).

13. Amounts receivable from customers

	2004	2005	2006
	£m	£m	£m
Amounts receivable from customers comprise:			
— due within one year	285.1	322.1	312.4
— due in two to five years	—	6.6	18.6
Total	285.1	328.7	331.0

The currency profile of amounts receivable from customers is as follows:

	2004	2005	2006
	£m	£m	£m
Polish zloty	165.7	177.7	164.1
Czech crown	48.4	55.2	64.6
Hungarian forint	53.2	64.6	60.1
Slovak crown	15.6	19.8	23.1
Central European currencies	282.9	317.3	311.9
Mexican peso	2.2	11.4	18.1
Romanian leu	—	—	1.0
Total	285.1	328.7	331.0

Amounts receivable from customers are held at amortised cost and are equal to the expected future cash flows receivable discounted at the average EIR of 128% (2005 133%, 2004 133%). All amounts receivable from customers are at fixed interest rates. The average period to maturity of the amounts receivable from customers is 5.5 months (2005 4.9 months, 2004 4.6 months). The fair value of amounts receivable from customers is approximately £400m (2005 £400m, 2004 £400m). Fair value has been derived by discounting expected future cash flows (net of collection costs) at an appropriate discount rate.

The impairment charge in respect of amounts receivable from customers reflected in operating costs can be analysed as follows:

	2004	2005	2006
	£m	£m	£m
Central Europe	86.5	128.8	90.6
Mexico	0.5	3.6	12.5
Total	87.0	132.4	103.1

Revenue recognised on amounts receivable from customers which have been impaired was £141.0m (2005 £123.2m, 2004 £79.6m).

14. Amounts due from PF Group companies

	2004	2005	2006
	£m	£m	£m
Amounts due from PF Group companies	80.7	127.8	157.7

The amounts due from PF Group companies represent deposits under a netting arrangement involving IHC, Provident Financial and an external bank.

Under the netting arrangement, IHC borrows zloty from an external bank and, as a separate step, deposits an equivalent amount of zloty with Provident Financial. Provident Financial then deposits an equivalent amount of zloty with the same external bank. Within the PF Group financial statements the deposit held with the external bank and the associated borrowing are shown on a net basis (i.e. the deposit is netted against the borrowing to show a small net borrowing) as the PF Group has a legal right of set-off of the deposit and borrowing.

For the purposes of the IHC combined financial information, there is no legal right of set-off between the deposit held with Provident Financial and the external bank borrowing. Accordingly, the amounts are shown on a gross basis. Prior to the demerger, the netting arrangement will have been amended to operate solely between companies within IHC and the external bank, therefore the deposit and the associated bank borrowing will be presented on a net basis.

Amounts due from PF Group companies are unsecured, repayable on demand and accrue interest at rates linked to the relevant national LIBOR.

The fair value of amounts due from PF Group companies at 31 December 2006 equates to their book value (2005 and 2004 fair value equalled book value).

15. Cash and cash equivalents

	2004	2005	2006
	£m	£m	£m
Cash at bank and in hand	15.5	19.2	22.8
Short-term deposits	31.2	27.9	21.7
Total	46.7	47.1	44.5

At 31 December 2006 £21.4m (2005 £27.9m, 2004 £31.3m) of the short-term deposits and £nil (2005 £0.2m, 2004 £0.6m) of the cash at bank and in hand are held by a company in IHC that is separately regulated. The regulators of this company require their investments and cash to be retained within the company and these monies cannot be used to finance other parts of IHC or to repay borrowings of IHC.

The average period to maturity of the short-term deposits is one month (2005 one month, 2004 one month). The currency profile of cash and cash equivalents is as follows:

	2004	2005	2006
	£m	*£m*	*£m*
Sterling	7.8	16.8	13.6
Polish zloty	12.3	9.7	11.4
Czech crown	20.9	13.1	9.9
Hungarian forint	2.2	3.5	4.1
Slovak crown	3.0	2.0	1.9
Mexican peso	0.5	2.0	3.0
Romanian leu	—	—	0.6
Total	**46.7**	**47.1**	**44.5**

All of the cash and cash equivalents accrue interest at floating rates linked to the relevant national LIBOR. The weighted average fixed interest rate on cash and cash equivalents was 3.57% (2005 2.00%, 2004 2.63%). The fair value of cash and cash equivalents approximates to their book value (2005 and 2004 fair value approximated to book value).

16. Trade and other receivables

	2004	2005	2006
	£m	*£m*	*£m*
Trade debtors	0.4	0.5	1.2
Other debtors	0.6	1.3	0.5
Prepayments and accrued income	3.7	4.3	4.8
Total	**4.7**	**6.1**	**6.5**

The fair value of trade and other receivables at 31 December 2006 equates to their book value (2005 and 2004 fair value equalled book value).

17. Bank borrowings

a) Borrowing facilities and borrowings

IHC is funded by a combination of borrowings with external banks and borrowings with the PF Group (note 18).

External bank borrowing facilities principally comprise arrangements with banks for committed revolving loan facilities in a number of currencies for periods of up to five years and overdrafts and uncommitted loans which are repayable on demand. At 31 December 2006 borrowings under these facilities amounted to £388.0m (2005 £387.7m, 2004 £336.8m).

b) Maturity profile of bank borrowings

The maturity of IHC's external bank borrowings, together with the maturity of committed external bank facilities, is as follows:

	2004	2005	2006
	£m	*£m*	*£m*
Borrowing facilities available			
Repayable:			
On demand	0.2	—	1.8
In less than one year	215.1	198.2	366.4
Between one and two years	39.8	186.8	110.7
Between two and five years	297.7	211.1	142.7
Total	**552.8**	**596.1**	**621.6**

	2004	2005	2006
	£m	£m	£m
Borrowings			
Repayable:			
In less than one year	92.5	145.6	218.4
Between one and two years	35.8	113.3	79.5
Between two and five years	208.5	128.8	90.1
	244.3	242.1	169.6
Total	**336.8**	**387.7**	**388.0**

The average period to maturity of IHC's committed external bank facilities was 1.8 years (2005 2.5 years, 2004 2.2 years).

The fair value of IHC's bank borrowings equates to their book value (2005 and 2004 fair value equalled book value).

c) Interest rate and currency profile of bank borrowings

The currency exposure on external bank borrowings is as follows:

	2004	2005	2006
	£m	£m	£m
Polish zloty	196.8	236.8	231.1
Czech crown	66.1	58.1	48.1
Hungarian forint	51.1	57.9	54.0
Slovak crown	20.3	23.3	29.4
Mexican peso	2.5	11.6	25.4
Total	**336.8**	**387.7**	**388.0**

All of the external bank borrowings held by IHC have floating interest rates.

d) Undrawn committed external bank borrowing facilities

The undrawn committed external bank borrowing facilities at 31 December were as follows:

	2004	2005	2006
	£m	£m	£m
Expiring within one year	122.6	52.6	148.0
Expiring within one to two years	4.0	73.5	31.2
Expiring in more than two years	89.2	82.3	52.6
Total	**215.8**	**208.4**	**231.8**

18. PF Group borrowings

	2004	2005	2006
	£m	£m	£m
PF Group borrowings	42.9	53.5	79.4

PF Group borrowings are unsecured, repayable on demand, accrue interest at rates linked to LIBOR and are denominated in sterling. There is no maximum facility.

The fair value of PF Group borrowings equalled their book value (2005 and 2004 fair value equalled book value).

19. Derivative financial instruments

The current Provident Financial board approves treasury policies and the Provident Financial group treasury function manages the day-to-day operations. The board delegates certain responsibilities to the treasury committee. The treasury committee, which is chaired by A. Fisher, is empowered to take decisions within that delegated authority. Treasury activities and compliance with the treasury policies are reported to the Provident Financial board on a regular basis and are subject to periodic independent reviews and audits, both internal and external. Treasury policies are designed to manage the main financial risks faced by IHC in relation to funding and investment. These policies ensure that the borrowings and investments are with high quality counterparties; are limited to specific instruments; the exposure to any one counterparty or type of instrument is controlled; and IHC's exposure to interest rate and exchange rate movements is maintained within set limits.

The treasury function enters into derivative transactions, principally interest rate swaps, currency swaps and forward currency contracts. The purpose of these transactions is to manage the interest rate and currency risks arising from IHC's underlying business operations. No transactions of a speculative nature are undertaken and written options may only be used when matched by purchased options.

The treasury policies in place in the current PF Group will be replicated in IHC following demerger.

Interest rate risk

IHC seeks to limit the net exposure to changes in interest rates. This is achieved through the use of derivative instruments such as interest rate swaps.

Currency risk

IHC has significant potential exposure to movements in exchange rates. The policy of IHC is to minimise the value of net assets denominated in foreign currencies by funding the overseas receivables by borrowings in local currency (or by sterling borrowings swapped into local currency) for the duration of the loans. The policy of IHC is to hedge the currency risk associated with expected future cash flows which are denominated in local currency and which are expected to arise in the following 12 months. Where formal foreign exchange contracts have been entered into they are designated as cash flow hedges on specific future transactions.

The fair value of derivative financial instruments is set out below:

	2004	2005	2006
	£m	*£m*	*£m*
Assets			
Interest rate swaps	1.0	0.4	0.6
Foreign currency contracts	—	0.1	—
Total	**1.0**	**0.5**	**0.6**

	2004	2005	2006
	£m	*£m*	*£m*
Liabilities			
Interest rate swaps	2.8	3.5	1.6
Foreign currency contracts	1.4	1.4	0.7
Total	**4.2**	**4.9**	**2.3**

The fair value of derivative financial instruments has been calculated by discounting expected future cash flows using interest rate yield curves and forward foreign exchange rates prevailing at 31 December.

Interest rate swaps

The total notional principal of outstanding interest rate swaps that IHC is committed to is £233.7m (2005 £330.6m, 2004 £323.1m).

The weighted average interest rate, range of interest rates and period to maturity of IHC's interest rate swaps were as follows:

	Weighted average interest rate	Range of interest rates	Weighted average period to maturity
	%	%	Years
2004			
Polish zloty	6.8	4.7-8.9	1.5
Czech crown	3.5	2.6-5.6	1.3
Hungarian forint	8.0	6.4-11.9	1.4
Slovak crown	4.6	3.9-5.0	1.6
2005			
Polish zloty	6.1	4.5-7.9	1.1
Czech crown	3.3	2.3-4.2	1.4
Hungarian forint	8.0	6.3-10.9	1.3
Slovak crown	4.1	2.7-5.0	1.4
Mexican peso	9.6	9.4-9.7	2.2
2006			
Polish zloty	6.1	4.5-7.9	0.9
Czech crown	3.2	2.3-4.2	0.9
Hungarian forint	7.8	6.3-9.6	1.3
Slovak crown	3.9	2.7-5.3	1.2
Mexican peso	8.7	8.2-9.7	1.9

The majority of the interest rate swaps are designated and are effective under IAS 39 as cash flow hedges, and the fair value thereof has been deferred in invested capital. A credit of £0.1m (2005 credit of £0.3m, 2004 charge of £0.4m) has been made to the combined income statement in the year representing the movement in the fair value of the ineffective portion of the interest rate swaps.

Foreign exchange contracts

The total notional amount of outstanding foreign exchange contracts that IHC is committed to is £45.1m (2005 £63.3m, 2004 £50.3m). These comprise:

- forward foreign exchange contracts to buy or sell sterling for a total notional amount of £6.7m (2005 £5.7m, 2004 £5.3m). These contracts have various maturity dates up to August 2007 (2005 July 2006, 2004 October 2005) and have been designated and are effective as cash flow hedges under IAS 39 and accordingly the fair value thereof has been deferred in invested capital. In 2004 an amount of £0.5m was charged to the combined income statement in respect of forward foreign exchange contracts that did not qualify for hedge accounting under IAS 39;
- foreign exchange put/sterling call options with a total notional amount of £38.4m (2005 £57.6m, 2004 £45.0m). These options have various maturity dates up to December 2007 (2005 December 2006, 2004 December 2005). The options are taken out to economically hedge the translation risk on the profit/loss of overseas countries but do not qualify for hedge accounting under IAS 39. The credit to the combined income statement for the year to 31 December 2006 in respect of these options was £0.4m (2005 credit of £0.1m, 2004 charge of £0.7m).

20. Trade and other payables

	2004	2005	2006
	£m	£m	£m
Trade creditors	—	1.8	1.6
Other creditors, including taxation and social security	2.5	3.9	7.1
Accruals	13.5	15.5	26.3
Total	16.0	21.2	35.0

The fair value of trade and other payables equates to their book value (2005 and 2004 fair value equalled book value).

21. Retirement benefit obligations/asset

(a) Pension schemes — defined benefit

IHC participates in a number of UK based pension schemes operated by Provident Financial. The two major defined benefit pension schemes are the Provident Financial Senior Pension Scheme and the Provident Financial Staff Pension Scheme. The schemes are of the funded, defined benefit type providing retirement benefits based on final salary. Following a full review of pension scheme arrangements during 2005, from 1 April 2006 members were provided with a choice of paying higher member contributions to continue accruing benefits based on final salary or paying a lower member contribution and accruing benefits based on a percentage of salary which would be revalued each year.

The assets and liabilities of the PF Group pension schemes have been allocated between statutory entities on a pro-rata basis based upon the agreed actual employer cash contributions made by each subsidiary company. For the purposes of the combined financial information, the pension obligations/asset represent an aggregation of the statutory entities forming IHC plus an allocation of the PF Group corporate office pension obligations/asset based on the expected split of corporate office staff on demerger.

Actuarial valuations of scheme assets and the present value of the defined benefit obligations were carried out at 1 June 2004 and 1 June 2006 by a qualified independent actuary. The valuation used for the purposes of IAS 19 has been based on these valuations which have been updated by the actuary to take account of the requirements of IAS 19 in order to assess the liabilities of the scheme at 31 December 2004, 31 December 2005 and 31 December 2006. Scheme assets are stated at fair value at 31 December 2004, 31 December 2005 and 31 December 2006.

The major assumptions used by the actuary were:

	2004	2005	2006
	%	%	%
Price inflation	2.75	2.80	3.10
Rate of increase in pensionable salaries	4.34	4.38	4.68
Rate of increase to pensions in payment	2.75	2.80	3.10
Discount rate	5.40	4.80	5.10
Long term rate of return:			
— equities	7.85	7.85	7.85
— bonds	4.60	4.10	5.10
— index-linked gilts	4.60	4.10	4.50
— other	4.80	4.50	5.25
— overall (weighted average)	7.17	6.74	6.62

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected yields on fixed interest investments are based on gross redemption yields as at the balance sheet date. Expected returns on equity reflect long-term real rates of return experienced in the respective markets.

The mortality assumptions used in the valuation of the defined benefit pension schemes are based on the mortality experience of insured pension schemes and allow for future improvements in life expectancy. For members of the staff scheme it is assumed that members who retire in the future at age 65 will live on average for a further 21 years if they are male and for a further 24 years if they are female. For members of the senior scheme it is assumed that members who retire in the future at age 60 will live on average for a further 29 years if they are male and for a further 32 years if they are female. If assumed life expectancies had been one year greater for both schemes, the charge to the combined income statement would have increased by approximately £nil and the defined benefit obligation would have increased by approximately £1.0m.

The amounts recognised in the combined balance sheet are as follows:

	2004	2005	2006
	£m	£m	£m
Equities	13.3	16.5	18.5
Bonds	1.8	1.6	1.7
Index-linked gilts	1.5	2.0	2.0
Other	0.4	4.2	12.4
Total fair value of scheme assets	17.0	24.3	34.6
Present value of funded defined benefit obligations	(27.4)	(32.5)	(34.2)
Net (liability)/asset recognised in the combined balance sheet	**(10.4)**	**(8.2)**	**0.4**

The amounts recognised in the combined income statement are as follows:

	2004	2005	2006
	£m	£m	£m
Current service cost	(0.5)	(0.5)	(0.5)
Interest cost	(1.3)	(1.5)	(1.5)
Expected return on scheme assets	1.1	1.2	2.0
Past service credit	—	—	0.1
Curtailment credit	—	—	0.2
Net (charge)/credit recognised in the combined income statement	**(0.7)**	**(0.8)**	**0.3**

The net (charge)/credit recognised in the combined income statement has been included within administrative expenses.

From 5 April 2006, changes to the rules of the pension schemes and to the tax applying to pension scheme benefits has meant that in most cases members of the pension schemes will be able to take a larger proportion of their benefits in the form of a cash lump sum at retirement. Due to the terms under which members' pensions are converted into cash lump sums, these changes have led to a £0.1m past service saving related to deferred members of the pension schemes and a £0.2m curtailment saving relating to active members of the pension schemes.

Movements in the fair value of scheme assets were as follows:

	2004	2005	2006
	£m	£m	£m
Fair value of scheme assets at 1 January	14.5	17.0	24.3
Expected return on scheme assets	1.1	1.2	2.0
Actuarial gains/(losses) on scheme assets	0.9	2.3	(0.4)
Contributions by IHC	1.2	4.2	9.4
Contributions paid by scheme participants	0.2	0.2	0.2
Net benefits paid out	(0.9)	(0.6)	(0.9)
Fair value of scheme assets at 31 December	**17.0**	**24.3**	**34.6**

During 2005, IHC made additional special contributions of £0.6m in May 2005 and £1.5m in December 2005. IHC made a further special contribution of £4.9m in January 2006 in order to ensure that the defined benefit pension schemes were fully funded based on the June 2005 deficit position. Regular employer contributions are expected to be £0.4m in 2007.

Movements in the present value of the defined benefit obligation were as follows:

	2004	2005	2006
	£m	£m	£m
Defined benefit obligation at 1 January	(22.4)	(27.4)	(32.5)
Current service cost	(0.5)	(0.5)	(0.5)
Interest cost	(1.3)	(1.5)	(1.5)
Past service credit	—	—	0.1
Curtailment credit	—	—	0.2
Contributions paid by scheme participants	(0.2)	(0.2)	(0.2)
Actuarial losses on scheme liabilities	(3.9)	(3.5)	(0.7)
Net benefits paid out	0.9	0.6	0.9
Defined benefit obligation at 31 December	**(27.4)**	**(32.5)**	**(34.2)**

The actual return on scheme assets compared to the expected return was as follows:

	2004	2005	2006
	£m	£m	£m
Expected return on scheme assets	1.1	1.2	2.0
Actuarial gains/(losses) on scheme assets	0.9	2.3	(0.4)
Actual return on scheme assets	**2.0**	**3.5**	**1.6**

Actuarial gains and losses have been recognised through the combined statement of recognised income and expense (combined SORIE) in the period in which they occur.

An analysis of the amounts recognised in the combined SORIE is as follows:

	2004	2005	2006
	£m	£m	£m
Actuarial gains/(losses) on scheme assets	0.9	2.3	(0.4)
Actuarial losses on scheme liabilities	(3.9)	(3.5)	(0.7)
Total loss recognised in the combined SORIE in the year	**(3.0)**	**(1.2)**	**(1.1)**
Cumulative amount of losses recognised in the combined SORIE	**(3.0)**	**(4.2)**	**(5.3)**

The history of experience adjustments is as follows:

	2004	2005	2006
Experience gains/(losses) on scheme assets			
— Amount (£m)	0.9	2.3	(0.4)
— Percentage of scheme assets	5.3%	9.5%	(1.2)%
Experience losses on scheme liabilities			
— Amount (£m)	(1.2)	—	(1.1)
— Percentage of scheme liabilities	(4.4)%	—	(3.2)%

(b) Pension schemes — defined contribution

For new employees joining the PF Group after 1 January 2003, a stakeholder pension plan was introduced into which IHC contributes 8% of pensionable earnings of the member provided that the member contributes a minimum of 6% of pensionable earnings. The assets of the scheme are held separately from those of IHC. The pension charge in the combined income statement represents contributions payable by IHC in respect of the plan and amounted to £55,000 for the year ended 31 December 2006 (2005 £34,000, 2004 £24,000). No contributions were payable to the fund at the year end (2005 and 2004 £nil).

22. Share-based payment

IHC participates in three PF Group share schemes: senior executive share option schemes (ESOS), employee savings-related share option schemes (typically referred to as Save As You Earn schemes (SAYE)) and the Performance Share Plan (PSP). For the purposes of assessing the combined income statement charge/(credit) under IFRS 2, the options/awards under the schemes were valued using the binomial option pricing model. The credit to the combined income statement during the year was £0.4m (2005 charge of £0.5m, 2004 charge of £0.3m). The fair value per option granted and the assumptions used in the calculations of the share-based payment charge/(credit) are as follows:

	ESOS	SAYE	PSP
2004			
Grant date	29-Jul-04	26-Aug-04	27-Feb-04
Share price at grant date (£)	5.51	5.88	7.41
Exercise price (£)	5.51	4.53	—
Shares under option	510,499	29,076	16,972
Vesting period (years)	3	3,5 and 7	3
Expected volatility	35%	35%	n/a
Option life (years)	10	Up to 7	3
Expected life (years)	5	Up to 7	3
Risk free rate	5.1%	4.9%	n/a
Expected dividends expressed as a dividend yield	6.0%	6.0%	n/a
Fair value per option (£)	1.25	1.61-1.64	7.41

	ESOS	SAYE	PSP
2005			
Grant date	23-Mar-05	21-Oct-05	17-Mar-05
Share price at grant date (£)	7.03	5.95	7.08
Exercise price (£)	7.03	5.07	—
Shares under option	611,797	31,181	16,954
Vesting period (years)	3	3,5 and 7	5
Expected volatility	28.0%	28.0%	n/a
Option life (years)	10	Up to 7	5
Expected life (years)	5	Up to 7	5
Risk free rate	4.7%	4.3%	n/a
Expected dividends expressed as a dividend yield	6.0%	6.0%	n/a
Fair value per option (£)	1.59	1.45-1.50	7.08

	ESOS	SAYE	PSP
2006			
Grant date	7-Jun-06	19-Oct-06	15-Mar-06
Share price at grant date (£)	5.77	6.36	6.46
Exercise price (£)	5.77	4.91	—
Shares under option	970,870	23,256	7,762
Vesting period (years)	3	3, 5 and 7	5
Expected volatility	25.0%	25.0%	n/a
Option life (years)	10	Up to 7	5
Expected life (years)	5	Up to 7	5
Risk free rate	4.5%	4.5%	n/a
Expected dividends expressed as a dividend yield	6.0%	6.0%	n/a
Fair value per option (£)	0.91	1.41-1.45	6.46

The expected volatility is based on historical volatility over the last three years. The expected life is the average expected period to exercise. The risk free rate of return is the yield on zero coupon UK government bonds.

A reconciliation of share option movements during the year is shown below:

	ESOS		SAYE		PSP	
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		£		£		£
2004						
Outstanding at 1 January	1,718,536	6.38	116,945	5.21	6,494	—
Granted	510,499	5.51	29,076	4.53	16,972	—
Expired	(4,133)	7.54	(5,767)	5.61	—	—
Exercised	(165,357)	5.46	(14,844)	5.03	—	—
Outstanding at 31 December	2,059,545	6.30	125,410	4.92	23,466	—
Exercisable at 31 December	755,798	7.00	—	—	—	—
Range of exercise prices	4.50-10.37		4.53-5.12		—	
Weighted average period to exercise date (years)	1.8		2.3		2.2	

	ESOS		SAYE		PSP	
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		£		£		£
2005						
Outstanding at 1 January	2,059,545	6.30	125,410	4.92	23,466	—
Granted	611,797	7.03	31,181	5.07	16,954	—
Expired	(4,953)	5.59	(6,184)	5.98	—	—
Exercised	(198,169)	5.31	(15,919)	4.74	—	—
Outstanding at 31 December	2,468,220	6.57	134,488	4.91	40,420	—
Exercisable at 31 December	905,771	7.37	—	—	—	—
Range of exercise prices	5.20-10.37		4.53-7.44		—	
Weighted average period to exercise date (years)	1.6		2.3		2.5	

	ESOS		SAYE		PSP	
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		£		£		£
2006						
Outstanding at 1 January	2,468,220	6.57	134,488	4.91	40,420	—
Granted	970,870	5.77	23,256	4.91	7,762	—
Expired	(149,100)	6.48	(12,669)	5.31	(3,247)	—
Exercised	—	—	(31,521)	5.02	(3,247)	—
Outstanding at 31 December	3,289,990	6.34	113,554	4.83	41,688	—
Exercisable at 31 December	1,199,873	6.82	—	—	—	—
Range of exercise prices	5.20-10.37		4.53-5.12		—	
Weighted average period to exercise date (years)	1.6		2.5		1.8	

23. Combined reconciliation of the movement in the Provident Financial investment in IHC

	Provident Financial investment in IHC
	£m
At 1 January 2004	(8.6)
Exchange gains on foreign currency translations	3.9
Net fair value losses — cash flow hedges	(1.0)
Actuarial losses on retirement benefit obligations	(3.0)
Tax credit on items taken directly to invested capital	1.2
Net income recognised directly in invested capital	1.1
Profit after taxation	24.7
Total recognised income for the year	25.8
PF Group funding adjustment	4.5
Share-based payment charge	0.3
At 31 December 2004	**22.0**
At 1 January 2005	22.0
Exchange gains on foreign currency translations	2.6
Net fair value losses — cash flow hedges	(1.4)
Actuarial losses on retirement benefit obligations	(1.2)
Tax credit on items taken directly to invested capital	0.8
Net income recognised directly in invested capital	0.8
Profit after taxation	31.8
Total recognised income for the year	32.6
PF Group funding adjustment	1.1
Share-based payment charge	0.5
At 31 December 2005	**56.2**
At 1 January 2006	56.2
Exchange losses on foreign currency translations	(0.2)
Net fair value gains — cash flow hedges	1.8
Actuarial losses on retirement benefit obligations/asset	(1.1)
Tax charge on items taken directly to invested capital	(0.3)
Net income recognised directly in invested capital	0.2
Profit after taxation	25.4
Total recognised income for the year	25.6
PF Group funding adjustment	0.8
Share-based payment credit	(0.4)
At 31 December 2006	**82.2**

24. Commitments

Commitments to make operating lease payments during the next financial year are as follows:

	2004	2005	2006
	£m	£m	£m
Leases expiring:			
Not later than one year	1.0	1.1	1.7
Later than one year but not later than five years	3.0	3.4	2.9
Later than five years	3.0	3.2	3.3
Total	**7.0**	**7.7**	**7.9**

Other commitments are as follows:

	2004	2005	2006
	£m	£m	£m
Capital expenditure commitments contracted with third parties but not provided for at 31 December	3.0	0.4	0.6

25. Contingent liabilities

IHC has a contingent liability for guarantees given in respect of the borrowings of certain other PF Group companies to a maximum of £970.3m (2005 £990.6m, 2004 £874.7m). At 31 December 2006 the fixed and floating borrowings under these facilities amounted to £633.0m (2005 £595.1m, 2004 £520.9m). The directors do not expect any loss to arise. These guarantees are defined as financial guarantees under IAS 39 and their fair value at 31 December 2006 was £nil (2005 and 2004 £nil).

26. Post balance sheet events

On 2 March 2007, Provident Financial made a capital contribution of £30.0m to IHC. On 20 June 2007, Provident Financial made a further capital contribution of £40.0m to IHC. The capital contributions were used to repay amounts owed to the PF Group.

27. Related party transactions

IHC has various transactions with other companies in the PF Group. Details of these transactions along with any balances outstanding at 31 December are set out below:

	31 December 2004		
	Recharge of costs	Interest charge	Outstanding balance
	£m	£m	£m
UKHC	1.4	—	(7.6)
Provident Financial and other central companies	5.7	2.9	45.4
Total	7.1	2.9	37.8

	31 December 2005		
	Recharge of costs	Interest charge	Outstanding balance
	£m	£m	£m
UKHC	3.3	—	0.1
Vanquis Bank	0.5	—	(0.5)
Provident Financial and other central companies	8.4	7.2	74.7
Total	12.2	7.2	74.3

	31 December 2006		
	Recharge of costs	Interest charge	Outstanding balance
	£m	£m	£m
UKHC	17.8	—	—
Vanquis Bank	—	—	(0.1)
Provident Financial and other central companies	6.9	6.7	78.4
Total	24.7	6.7	78.3

Amounts recharged from UKHC include £12.1m in respect of computer software licences (2005 £1.9m, 2004 £nil) which have been capitalised as part of intangible assets.

Section A: PwC report for the period ended 31 May 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Benson House
33 Wellington Street
Leeds LS1 4JP

The Directors
International Personal Finance plc
Number Three
Leeds City Office Park
Leeds
LS11 5BD

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ

Dresdner Kleinwort Limited
30 Gresham Street
London
EC2V 7PG

25 June 2007

Dear Sirs

International Personal Finance plc

Introduction

We report on the special purpose financial information set out in Section B of Part VII below. This special purpose financial information has been prepared for inclusion in the prospectus dated 25 June 2007 (the "**Prospectus**") of International Personal Finance plc (the "**Company**") on the basis of the accounting policies set out in note 2 to the special purpose financial information. This report is required by item 20.1 of Annex I to the PD Regulation and is given for the purposes of complying with that item and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the special purpose financial information in accordance with International Financial Reporting Standards as adopted by the European Union ("**IFRS as adopted by the EU**").

It is our responsibility to form an opinion as to whether the special purpose financial information gives a true and fair view, for the purposes of the Prospectus and to report our opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under item 5.5.3R(2)(f) of the Prospectus Rules to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation, consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the special purpose financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting polices are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the special purpose financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the special purpose financial information gives, for the purposes of the Prospectus dated 25 June 2007, a true and fair view of the state of affairs of the Company as at the dates stated and of its cash flows for the period then ended in accordance with IFRS as adopted by the EU.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I to the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Benson House
33 Wellington Street
Leeds LS1 4JP

The Directors
International Personal Finance plc
Number Three
Leeds City Office Park
Leeds
LS11 5BD

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ

Dresdner Kleinwort Limited
30 Gresham Street
London
EC2V 7PG

25 June 2007

Dear Sirs

International Home Credit (being the overseas home credit business of Provident Financial plc, referred to as the "Operating Group")

We report on the combined financial information set out in Section D of Part VII below. This combined financial information has been prepared for inclusion in the prospectus dated 25 June 2007 (the "**Prospectus**") of International Personal Finance plc (the "**Company**") on the basis of the accounting policies set out in paragraph 2 to the combined financial information. This report is required by item 20.1 of Annex I to the PD Regulation and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the combined financial information in accordance with the basis of preparation set out in note 1 to the combined financial information.

It is our responsibility to form an opinion as to whether the combined financial information gives a true and fair view, for the purposes of the Prospectus, and to report our opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under item 5.5.3R(2)(f) of the Prospectus Rules to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation, consenting to its inclusion in the Prospectus.

PART VIII — UNAUDITED PRO FORMA FINANCIAL INFORMATION

Set out below is an unaudited pro forma statement of consolidated net assets of the IPF Group as at 31 May 2007, which has been prepared on the basis described in the notes below to illustrate the effect on the consolidated net assets of the IPF Group of the demerger of the international home credit business of Provident Financial from Provident Financial as if it had occurred at 31 May 2007. Because of its nature, the pro forma statement addresses a hypothetical situation and, therefore, does not represent the IPF Group's actual financial position or results following the completion of the Demerger and has been prepared for illustrative purposes only.

		Adjustments		
	IPF as at 31 May 2007 £m (note 1)	IHC as at 31 Dec 2006 £m (note 2)	Demerger adjustments £m (note 3)	Pro forma IPF Group as at 31 May 2007 £m
ASSETS				
Non-current assets				
Intangible assets	—	14.0	—	14.0
Property, plant and equipment	—	30.2	—	30.2
Retirement benefit asset	—	0.4	—	0.4
Deferred tax assets	—	15.6	—	15.6
	—	60.2	—	60.2
Current assets				
Financial assets:				
— Amounts receivable from customers				
— due within one year	—	312.4	—	312.4
— due in more than one year	—	18.6	—	18.6
— Amounts due from PF Group companies	—	157.7	(157.7)	—
— Derivative financial instruments	—	0.6	—	0.6
— Cash and cash equivalents	0.1	44.5	—	44.6
Trade and other receivables	—	6.5	—	6.5
Current tax assets	—	8.1	—	8.1
	0.1	548.4	(157.7)	390.8
Total assets	0.1	608.6	(157.7)	451.0
LIABILITIES				
Current liabilities				
Financial liabilities:				
— Bank borrowings	—	(218.4)	145.3	(73.1)
— PF Group borrowings	—	(79.4)	79.4	—
— Derivative financial instruments	—	(2.3)	—	(2.3)
Trade and other payables	—	(35.0)	—	(35.0)
Current tax liabilities	—	(21.7)	0.9	(20.8)
	—	(356.8)	225.6	(131.2)
Non-current liabilities				
Financial liabilities:				
— Bank borrowings	—	(169.6)	—	(169.6)
	—	(169.6)	—	(169.6)
Total liabilities	—	(526.4)	225.6	(300.8)
NET ASSETS	0.1	82.2	67.9	150.2

Notes to the pro forma statement of net assets

1) The net assets of IPF have been extracted without adjustment from the special purpose financial information of IPF set out in Section B of Part VII (Financial Information) of this document.

2) The net assets of IHC have been extracted without adjustment from the accountants' report on IHC set out in Section D of Part VII (Financial Information) of this document.

3) Demerger adjustments comprise:

	Demerger adjustments (see notes below)			
	a	b	c	Total
	£m	£m	£m	£m
Current assets				
Financial assets:				
— Amounts due from PF Group companies	—	—	(157.7)	(157.7)
Current liabilities				
Financial liabilities:				
— Bank borrowings	70.0	(3.0)	78.3	145.3
— PF Group borrowings	—	—	79.4	79.4
Current tax liabilities	—	0.9	—	0.9
NET ASSETS	70.0	(2.1)	—	67.9

Notes:

a) £70.0m of capital contributions made by Provident Financial into IHC prior to the demerger. The proceeds from the capital contributions are assumed to reduce bank borrowings.

b) £3.0m of further costs relating to the Demerger (which are not expected to have a continuing impact) which had not been incurred by IHC as at 31 December 2006. The costs are assumed to increase bank borrowings. A tax credit of £0.9m has been assumed in respect of these costs.

c) On Demerger, the amounts outstanding on intra-group accounts with the PF Group will be immediately settled. As at 31 December 2006, IHC was owed a net amount of £78.3m by the PF Group comprising amounts due from the PF Group of £157.7m and amounts due to the PF Group of £79.4m. The settlement of the intra-group accounts will be used to repay external bank borrowings.

4) No account has been taken account of the results, cashflows or other transactions of IPF since 31 May 2007 or IHC since 31 December 2006.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Benson House
33 Wellington Street
Leeds LS1 4JP

The Directors
International Personal Finance plc
Number Three
Leeds City Office Park
Leeds
LS11 5BD

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ

Dresdner Kleinwort Limited
30 Gresham Street
London
EC2V 7PG

25 June 2007

Dear Sirs

International Personal Finance plc (the "Company")

We report on the pro forma statement of net assets (the "**Pro forma statement of net assets**") set out in Part VIII of the Company's prospectus dated 25 June 2007 (the "**Prospectus**") which has been prepared on the basis described, for illustrative purposes only, to provide information about how the proposed demerger of the international home credit business of Provident Financial plc from Provident Financial plc might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the period ended 31 May 2007. This report is required by item 20.2 of Annex I to the PD Regulation and is given for the purpose of complying with that PD Regulation and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company to prepare the Pro forma statement of net assets in accordance with item 20.2 of Annex I to the PD Regulation.

It is our responsibility to form an opinion, as required by item 7 of Annex II to the PD Regulation as to the proper compilation of the Pro forma statement of net assets and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma statement of net assets, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under item 5.5.3R(2)(f) of the Prospectus Rules to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation, consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma statement of net assets with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma statement of net assets has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

(a) the Pro forma statement of net assets has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of the Company.

Declaration

For the purposes of Prospectus Rule 5.5.3 R(2)(f), we are responsible for this report as part of the Prospectus and we declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I to the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

A copy of this document, which comprises a prospectus relating to the Company prepared in accordance with the Prospectus Rules, has been filed with the FSA in accordance with Rule 3.2 of the Prospectus Rules. This document has been approved as a prospectus by the FSA under section 87A of FSMA. The Company and the Directors of the Company, whose names appear in paragraph 1 of Part IV (Directors and Corporate Governance), accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Company and the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

The IPF Shares have not been marketed to and are not available for purchase, in whole or in part, by the public in the United Kingdom or elsewhere in connection with the Demerger. This document does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for any securities.

The IPF Shares have not been and will not be registered under the US Securities Act or under the applicable securities laws of Australia, Canada or Japan. The distribution of this document and the issue of the IPF Shares in certain jurisdictions may be restricted by law. No action has been taken or will be taken to permit the possession or distribution of this document in any jurisdiction where action for that purpose may be required. Accordingly, this document may not be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this document should come in overseas territories are required by the Company, Merrill Lynch International and Dresdner Kleinwort Limited to inform themselves about and observe any restrictions on the issue of the IPF Shares and the distribution of this document and should refer to paragraph 2.5 of Part VI (Terms of the Demerger) for further information. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

You should read the whole of this document. For a discussion of certain risk factors which might affect your holding of IPF Shares see "Risk Factors" on pages 7 to 19 of this document.

International Personal Finance plc

(incorporated in England and Wales under the Companies Act 1985 with registered number 6018973)

Introduction of up to 257,433,562 shares of 170 pence and admission to the Official List and trading on the London Stock Exchange

Merrill Lynch International and Dresdner Kleinwort

Joint Sponsors and Joint Financial Advisers

Hawkpoint

Joint Financial Adviser

Expected share capital immediately following Admission

Authorised			Issued and fully paid	
Number	Amount		Number	Amount
501,500,020	£852,550,034	*ordinary shares of 170p each*	257,433,562	£437,637,055.40

Application has been made to the FSA for the whole of the issued and to be issued share capital of the Company to be admitted to the Official List and to London Stock Exchange plc for the issued share capital of the Company to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and that dealings in IPF Shares will commence at 8.00 a.m. (London time) on 16 July 2007.

Merrill Lynch International, Dresdner Kleinwort Limited and Hawkpoint, which are each authorised and regulated by the FSA, are each acting for the Company and Provident Financial plc and for no-one else in connection with the Demerger and Admission and will not be responsible to anyone other than the Company and Provident Financial plc for providing the protections afforded to the customers of Merrill Lynch International, Dresdner Kleinwort Limited and Hawkpoint respectively, nor for affording advice in relation to the Demerger and Admission, the contents of this document or any transaction, arrangement or other matter referred to in this document.

None of Merrill Lynch International, Dresdner Kleinwort Limited or Hawkpoint make any representation, express or implied, with respect to the accuracy or completeness of any information contained in this document, and accept no responsibility for, nor do they authorise, the contents of this document, including without limitation under Rule 5.5 of the Prospectus Rules.

Prospective IPF Shareholders should only rely on the information contained in this document. No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information must not be relied upon as having been authorised by the Company, the Directors, Merrill Lynch International, Dresdner Kleinwort Limited or Hawkpoint.

Without prejudice to any legal or regulatory obligation on the Company to publish a supplementary prospectus pursuant to section 87G of FSMA and Rule 3.4 of the Prospectus Rules, neither the delivery of this document nor any sale made pursuant to it shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or the Group taken as a whole since the date of this document or that the information contained herein is correct as of any time after the date of this document.

The contents of this document are not to be construed as legal, business or tax advice. Each prospective investor should consult their own independent legal adviser, financial adviser or tax adviser for legal, financial or tax advice.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITY.

NOTICE TO PROSPECTIVE IPF SHAREHOLDERS IN THE UNITED STATES

The IPF Shares have not been and will not be registered under the US Securities Act. For a description of certain restrictions on the resale and transfer of the IPF Shares and distribution of this prospectus, please refer to paragraph 2.5 of Part VI (Terms of the Demerger) of this document.

THE IPF SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION IN THE UNITED STATES OR ANY OTHER US REGULATORY AUTHORITY, NOR HAVE SUCH AUTHORITIES PASSED JUDGEMENT UPON OR ENDORSED THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES (**"RSA 421-B"**) WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT ANY EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED JUDGEMENT IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

AVAILABLE INFORMATION FOR INVESTORS IN THE UNITED STATES

Neither the Company nor any of its subsidiaries is required to file periodic reports under Section 13 or Section 15(d) of the US Exchange Act.

This document is being furnished by the Company in connection with the admission to the Official List and listing on the London Stock Exchange of the IPF Shares. The information contained in this document has been provided by the Company and other sources identified herein. This document is being furnished on a confidential basis to persons in the United States. Any reproduction or distribution of this document, in whole or in part, in the United States and any disclosure of its contents or use of any information herein in the United States for any purpose is prohibited.

ENFORCEMENT OF JUDGMENTS

The Company is a public company incorporated under the laws of England and Wales. Substantially all of the assets of the Company are located outside the United States. None of the Directors are citizens or residents of the United States. As a result, it may not be possible for IPF Shareholders to effect service of process within the United States upon the Company or such persons or to enforce outside the United States judgments obtained against the Company or such persons in the United States, including without limitation judgments based upon the civil liability provisions of the US federal securities laws or the laws of any state or territory within the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. Investors may also have difficulties enforcing, in original actions brought in courts in jurisdictions outside the United States, liabilities under the US securities laws.

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

	2007[1], [2]
Latest time and date for transfers of PF Shares to be registered in order for the transferee to be registered at the Demerger Record Time, PF Share Register closes and PF Shares disabled in CREST	5.00 p.m. on 13 July 2007[3]
Demerger Record Time	5.00 p.m. on 13 July 2007
Expected effective date of Demerger, Admission and commencement of dealings in IPF Shares on the London Stock Exchange and crediting of IPF Shares to CREST accounts	8.00 a.m. on 16 July 2007
Court hearing to approve the Reduction of Capital	18 July 2007
Dispatch of definitive certificates for IPF Shares (other than in respect of such shares held through CREST)	by 27 July 2007

Notes:

(1) References to times in this document are to British Summer Time.

(2) Each of the times and dates in the above timetable is based on current expectations and is subject to change.

(3) It is likely that transfers of PF Shares in certificated form will need to take place earlier in order for the transfers to be on the PF Share Register at the Demerger Record Time but this will depend on PF Shareholders' individual dealing arrangements.

SUMMARY

THE FOLLOWING INFORMATION IS EXTRACTED FROM, AND SHOULD BE READ AS AN INTRODUCTION TO, THE FULL TEXT OF THIS DOCUMENT.

Any investment decision relating to the IPF Shares should be based on consideration of this document as a whole. Where a claim relating to information contained in this document is brought before a court, a claimant investor might under the national legislation of the EEA States, have to bear the costs of translating this document before legal proceedings are initiated. Civil liability attaches to those persons who are responsible for this summary, including any translation of this summary, but only if this summary is misleading, inaccurate or inconsistent when read together with the other parts of this document.

1. Overview of International Personal Finance

Following the Demerger, the IPF Group will comprise IPF (a newly established public limited company which has been incorporated as the holding company) and IHC.

IHC is currently the overseas home credit business of Provident Financial, a UK listed FTSE 250 financial services company with a market capitalisation of approximately £2.0 billion as at 22 June 2007. On 8 March 2006 the board of Provident Financial announced that it was considering a separate listing for IHC to capture growth opportunities more effectively and confirmed this on 7 July 2006. Provident Financial has prepared a circular to PF Shareholders dated 25 June 2007 setting out its proposals relating to the Demerger and a general meeting of PF Shareholders has been called for 13 July 2007 to approve the Demerger.

Provident Financial has been engaged in the supply of small sum credit since 1880 and is the largest provider of home-collected credit in the UK. Provident Financial established IHC in 1997 to develop home credit in overseas markets and so provide new sources of growth to complement its UK home credit business. IHC has successfully developed six operations with rapid organic growth, achieving profit before tax and exceptional demerger costs in 2006 of £42.3 million. This profit is £3.9 million lower than the £46.2 million disclosed in the Provident Financial 2006 annual report and accounts due to the additional allocation of Provident Financial central overheads. The Polish business opened in 1997 with further operations following in the Czech Republic (1997), Slovakia and Hungary (2001), Mexico (2003) and Romania (2006). Plans are being developed to expand more rapidly into new, larger markets, which might include markets such as Russia and India.

IHC is headquartered in the UK and has six principal overseas subsidiaries, which run 179 branches across Central and Eastern Europe and Mexico, and approximately 1.8 million customers. IHC has some 5,000 direct employees and also engages around 28,400 agents, of whom about 4,200 are employed.

2. Background to and reasons for the Demerger

The Demerger is a natural progression in the development of Provident Financial. IHC is now at a stage where it is self-sufficient in management, people and knowledge. In the early stages of IHC's operation there was a substantial initial transfer of knowledge from Provident Financial and numerous cross-secondments; however, given the divergence between the UK business (operating in a more mature market) and IHC (rapidly expanding into new, immature markets) this has now ceased. IHC continues to identify significant growth opportunities in new and existing markets and is well placed to continue to grow rapidly. IHC has also developed its own knowledge base with respect to entering markets and benchmarking growth and development. Given this divergence, cross-secondment between the two businesses has ceased.

The Directors believe that as a separate company, IPF will be able to capture its growth opportunity through:

- exclusive management focus on the significant opportunities to capture growth in existing and emerging markets; and
- greater alignment of incentives, with management and employees able to participate directly in the success of the IHC business.

Following the Demerger, Provident Financial and the Company will each operate as separate publicly listed companies and neither Provident Financial nor the Company will retain any shareholding in the other (although Provident Financial's employee benefit trust will acquire IPF Shares on the Demerger by virtue of its holding of PF Shares).

3. Key strengths

The Directors believe that the key strengths of IHC can be summarised as follows:

- a proven, self-sufficient business model;
- generates sufficient capital from its profitable established Central European businesses to fund its future growth;
- an experienced and successful management team with a strong track record;
- experience in and a successful track record of building substantial home-collected credit businesses from scratch in emerging markets;
- a well-developed product offering with consistently high customer satisfaction ratings;
- a successful lending and collections model, with a personal service delivered to customers in their homes being a differentiating feature of IHC's business and the cornerstone of its success; and
- an extensive infrastructure and a network of around 28,400 agents.

4. Opportunities

The Directors believe that the key opportunities open to IHC can be summarised as follows:

- there is significant potential for further growth from new and existing products in IHC's established and developing markets; and
- there are several large emerging markets that IHC may enter to generate substantial additional growth.

5. Strategy

Following the Demerger, the Company's objective is to take advantage of the significant opportunities to capture growth in new and existing emerging markets. The elements comprising the Company's strategy to fulfil this objective can be summarised as follows:

- **Increase pre-tax profit from established Central European markets by 50 per cent. at maturity.** IHC expects to achieve this by increasing revenue by growing customer numbers, increasing the average net receivable per customer and by controlling impairment and administrative costs, thus increasing profit margins.
- **Develop Mexico and Romania to achieve their full potential.** IHC intends to roll out the home-collected credit model from the current two Mexican regions up to a maximum of five. Romania has successfully completed the pilot stage and full national roll-out of the business is due to commence in July 2007. The Directors consider that annual profits before tax of £90 million and £20 million would be reasonable long-term targets once the Mexican and Romanian markets respectively reach maturity.
- **Expansion into new territories.** IHC intends progressively to take advantage of the potential of several markets which could meet IHC's stringent selection criteria to launch pilot operations and, if successful, to invest in new markets.
- **Extension of the product range.** Having incurred cost to acquire customers, the profitable retention of these customers is central to IHC's long term strategy. IHC is developing and piloting additional credit products that leverage off the home-collected credit agent and branch infrastructures in order to retain current customers and to attract new customers in the non-prime markets.

6. Current trading and prospects

IHC has made a strong start to 2007 across all markets. The strong improvement in credit quality seen in Poland during the latter part of 2006 has continued, and the investment in expanding the agent force during the last quarter of 2006 has resulted in a return to customer growth during the last three months. The other Central European markets are also performing well, with steady customer growth and good credit quality.

In Mexico, the main focus has been to improve the quality of the business before re-commencing the branch network expansion. Nonetheless, customer numbers have expanded strongly, by 45,000 to 297,000 in total by the end of May 2007, from the existing infrastructure. An improved collections performance has been seen across the Puebla region, aided by stronger controls over new credit issued and significantly improved staff retention which is now at Central European levels. Guadalajara, the second region under development, continues to perform well. The start-up losses for Mexico in 2007 are expected to be broadly similar to those in 2006.

The Romanian pilot continues to perform very well. Rates of customer recruitment are in line with expectations and customers now exceed 13,000. Credit quality also remains good. National roll-out later in 2007 has recently been approved and it is expected that the investment in start-up losses in 2007 will be £3 to £4 million.

7. Risk factors

Prospective IPF Shareholders should consider carefully the risks associated with the IPF Shares and the Company's business, industry and markets. Risks which may materially and adversely affect the Company's business, results of operations and financial condition include, but are not limited to:

7.1 Market risks

- political or economic instability in the Group's operating emerging economy markets;
- significant fluctuations in exchange and interest rates, credit risk, liquidity risk and cost inflation;
- adverse changes in financial services, tax or other laws or regulation, or their respective interpretations, applicable to the Group (including an ongoing audit by Polish tax authorities in respect of which the Group has been partially indemnified by Provident Financial);
- regulatory and legal actions or intervention, including by competition authorities; and
- increased competition in the small sum credit markets.

7.2 Business risks

- incurring losses or liabilities from defective transactions or contracts which are unenforceable or not enforceable as intended (for example, contracts with agents may be in breach of working time legislation or other labour laws or the self-employed status of agents may be challenged);
- challenges to the tax treatment of core operational transactions undertaken by the Group or of arrangements amongst members of the Group;
- operational risks arising from the separation of Provident Financial group's information technology systems and databases, system and technological failures or service disruption or failure of adequate provision of services by key third party suppliers;
- failure to attract, motivate and retain highly skilled personnel at all levels in the Group;
- damage to the Group's brands or reputation or a decline in customer confidence in the Group or its products;
- possible risks to the safety of agents;
- failure to implement the Group's expansion policy successfully, because the Group is unable to successfully penetrate existing markets, or misjudges entry into a new geographic market or misjudges implementation of a new product group or customer acquisition channel;
- impairment of the value of the Group's intellectual property which diminishes its competitive position; and
- failure to comply with privacy and data protection laws and regulation giving rise to regulatory action for breach.

7.3 Risks related to the Demerger and separate listing

- no prior market for the IPF Shares has existed and an active trading market may not develop or the market price of the IPF Shares may fluctuate significantly;
- the Company may not realise the perceived benefits of the Demerger;
- Provident Financial may become a competitor of the Company;
- substantial future sales of IPF Shares could impact on their price;
- the Company's ability to pay dividends may be limited by its status as a holding company and company law;
- non-UK IPF Shareholders may not be able to exercise their pre-emption rights;
- the Company may have unexpectedly significant legal, accounting and compliance costs; and
- the IPF Group companies will be PFICs for US federal income tax purposes.

8. Financial information

The tables below set out IHC's consolidated income statements, balance sheets and cash flows for the period indicated and have been extracted from the consolidation schedules which support the audited financial statements of Provident Financial for the years ended 31 December 2004, 2005 and 2006. The financial information has been prepared in accordance with IFRS as adapted in the EU.

8.1 Summary income statement

	2004 £m	2005 £m	2006 £m
Total income	275.2	364.7	372.5
Total costs	(238.4)	(319.1)	(334.4)
Profit before taxation	36.8	45.6	38.1
Central Europe	49.8	60.7	65.7
Mexico	(2.3)	(3.1)	(9.7)
Romania	—	—	(2.4)
UK central costs	(10.7)	(12.0)	(11.3)
Profit before taxation and demerger costs	36.8	45.6	42.3
Demerger costs	—	—	(4.2)
Profit before taxation	36.8	45.6	38.1
Tax expense	(12.1)	(13.8)	(12.7)
Profit after taxation	24.7	31.8	25.4

The summary income statements above are shown after allocating to IHC a portion of Provident Financial's corporate overhead in addition to that reflected in the reported divisional profit. In 2006, the reported divisional profit was £46.2 million and the additional divisional corporate overhead allocation was £3.9 million, which gives the profit before tax and demerger costs of £42.3 million set out above. The income statements do not include the expected full cost of running a separate corporate office and IT function in Leeds. It is estimated that corporate office and IT costs would have been approximately £5.2 million higher than the Provident Financial allocation included in the 2006 income statement above.

In addition, the above income statements do not take account of the revisions to the IHC funding structure and financing arrangements following demerger, which would have resulted in the interest cost in 2006 being approximately £2.8 million lower.

Taking into account all of these adjustments, all of which are continuing, the net effect of the Demerger would be a reduction in the earnings of IHC for the year ended 31 December 2006.

8.2 Summary balance sheet

	2004 £m	2005 £m	2006 £m
Non-current assets	28.8	38.0	60.2
Current assets			
Amounts receivable from customers	285.1	328.7	331.0
Other current assets	137.1	182.4	217.4
Total current assets	422.2	511.1	548.4
Current liabilities			
Borrowings	(135.4)	(199.1)	(297.8)
Other current liabilities	(38.9)	(43.5)	(59.0)
Total current liabilities	(174.3)	(242.6)	(356.8)
Non-current liabilities			
Borrowings	(244.3)	(242.1)	(169.6)
Other non-current liabilities	(10.4)	(8.2)	—
Total non-current liabilities	(254.7)	(250.3)	(169.6)
Net assets	22.0	56.2	82.2

Pro forma net assets as at 31 December 2006 are £150.2 million, as adjusted for a £70.0 million capital contribution from Provident Financial, £0.1 million of net assets in relation to IPF and £2.1 million of further Demerger costs (net of tax). This results in an equity to receivables ratio of 45%.

8.3 Summary cash flow statement

	2004	2005	2006
	£m	£m	£m
Cash flows from operating activities	(104.2)	(41.7)	(7.2)
Cash flows from investing activities	(8.7)	(13.0)	(26.1)
Cash flows from financing activities	81.1	54.9	30.5
Net (decrease)/increase in cash and cash equivalents	(31.8)	0.2	(2.8)

9. Dividend policy

Assuming the Reduction in Capital is approved by the Court (which will create distributable reserves on the balance sheet of the Company of approximately £410 million), in the absence of unforeseen circumstances the Directors of the Company intend to declare aggregate dividends of 4.75 pence per IPF Share in respect of 2007 and thereafter to adopt a progressive dividend policy, reflecting the profitability of the Group's businesses as well as its capital and cash flow requirements with a medium-term objective of moving to a dividend pay-out ratio of approximately 25 per cent. of profit after tax. The Directors believe this will allow the capital requirements of IPF's growth strategy to be met from its retained earnings. It is intended that the aggregate dividends of the Company and Provident Financial will be 36.50 pence in respect of 2007.

10. Listing and admission to trading

Application has been made to the FSA and to the London Stock Exchange for the IPF Shares to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities, respectively.

It is expected that Admission will become effective and that unconditional dealings in IPF Shares will commence at 8.00 a.m. on 16 July 2007.

11. Overseas shareholders

Certain further details relevant to PF Shareholders who are citizens or residents of countries other than the United Kingdom are set out in paragraph 2.7 of Part VI (Terms of the Demerger) of this document.

12. Tax

For a summary discussion of certain tax implications of holding IPF Shares for taxpayers resident in the United Kingdom, see paragraph 16 of Part X (Additional Information) of this document.

Anyone who is subject to tax in any other jurisdiction or who is in doubt as to his taxation position in respect of his IPF Shares should contact an appropriate professional adviser immediately.

RISK FACTORS

Prospective IPF Shareholders should consider carefully the factors and risks associated with the IPF Shares, the Company's business and the industry in which it operates and the risks normally associated with companies of a similar nature to the Company, together with all other information contained in this document including, in particular, those risks and uncertainties described below. If any or a combination of the following risks and uncertainties actually materialise, the Company's business, operations, financial condition, prospects and share price could be materially and adversely affected to the detriment of the Company and its shareholders. The risks and uncertainties set out below may not be exhaustive and additional risks and uncertainties relating to the Company which are not known to the Directors as at the date of this document, or that the Directors currently deem immaterial, may also have a material adverse effect on the Company if they materialise. If this occurs, the market price of IPF Shares could decline and you may lose all or part of your investment. This section contains the risks which the Directors believe to be the material risks for prospective IPF Shareholders.

1. Risks related to the markets in which the IPF Group operates

1.1 The IPF Group's business, results of operations and financial condition are materially affected by changes in general economic, political and financial market conditions, such as inflation and fluctuations in interest and currency exchange rates. Further, most of the countries in which the IPF Group currently operates are emerging economies and so are likely to be subject to greater volatility in economic, political and financial market conditions and have less developed judicial systems than countries with developed economies. Changes in market conditions could have a material adverse effect on the IPF Group's business, results of operations and financial condition.

(a) The IPF Group is exposed to the risk of political or economic instability in the markets in which it operates.

The IPF Group currently has significant operations in Poland, Czech Republic, Hungary, Slovakia and Mexico, and is rolling-out an operation in Romania. Its existing operations are sensitive to the political, economic and social developments in these countries. Part of the IPF Group's strategy is to expand its operations in central and eastern Europe and potentially into other emerging economies such as India and Russia.

The IPF Group's operations are and will continue to be exposed to risks common to regions undergoing rapid political, economic and social change, including currency fluctuations, exchange control restrictions, an evolving regulatory environment, inflation, economic recession, tax regime changes, local market disruption and labour unrest. Although the Directors would consider some of these risks to be material even if the IPF Group operated in developed countries, those risks are exacerbated by the fact that they arise in emerging economies. The prevailing political, economic and social conditions in a territory significantly affect the general demand for loans and other credit services in that territory and the creditworthiness of the IPF Group's customers.

There can be no assurance that the system of controls and procedures designed by the IPF Group to mitigate country risk in central and eastern Europe and in Mexico will be effective and that political, economic and social developments in such territories will not have a material and adverse effect on the business, results of operations and financial condition of the IPF Group nor inhibit the IPF Group's ability to implement its strategies.

(b) The IPF Group's operations tend to be based in markets which include comparatively new and untested legal and regulatory systems.

The legal systems of most central and eastern European countries and Mexico have undergone dramatic change in recent years. In many cases, the interpretation of the new legal and regulatory systems is still being developed, which may result in existing laws and regulations being applied inconsistently.

In some circumstances, it may not be possible to obtain timely legal remedies provided for under these laws and regulations. In the less developed markets in which the IPF Group operates or may enter in the future, judicial and dispute resolution systems may be less developed. In case of a dispute, there may be difficulties in making and enforcing claims against customers or other contractual counterparties. If claims are made against the IPF Group, there may be difficulties in defending such allegations. If the IPF Group becomes party to legal proceedings in a market with an insufficiently developed judicial system, it may be difficult for the IPF Group to make a reasonable qualification or quantification of any judicial or litigious proceedings, commenced or otherwise.

(c) The IPF Group is exposed to a number of market risks including inflation and fluctuations in exchange and interest rates.

Exchange Rate Fluctuations: The IPF Group is subject to risks associated with exchange rate fluctuations. IPF is based in the United Kingdom, will file its consolidated financial reports and accounts in sterling and pay dividends to shareholders in sterling although all of its existing business is based overseas. The IPF Group's policy is to borrow in the local currency wherever possible to minimise net asset exposure to currency fluctuations. Despite the IPF Group's practice of hedging against exchange rate exposures in the short term, its financial performance is necessarily influenced by volatility in foreign currency exchange rates as currency movements lead to uncertainty in the sterling equivalent value of future cash flows to or from the United Kingdom which are denominated in foreign currency and the value of the IPF Group's net assets where also denominated in foreign currency. These factors could adversely affect the IPF Group's profit and loss account or its reserves.

There can be no assurance that the considerable resources which the IPF Group will devote to managing currency risk will be successful in negating the potential impact of risks associated with volatility in foreign currency exchange rates. Such rates or changes could have a material adverse effect on the value of the IPF Group's future cash flow required to pay dividends and on its results of operations and financial condition.

Credit Risk: The IPF Group is exposed to risks associated with changes in the credit quality of its customers (which may be driven by, for example, socio-economic or customer-specific factors) and to the risk that its customers will not meet their obligations when they fall due. The IPF Group accounts (to the extent permitted under IFRS) for the possibility that each customer may default by making provisions reflecting the IPF Group's estimate of probable losses from its loan portfolio. If a higher than expected proportion of customers default or if the average amount lost as a result of defaults is higher than anticipated, actual losses due to customer defaults will exceed expected levels which could have a material adverse effect on the IPF Group's business, results of operations and financial condition. A decline in the credit quality of its customers may also detract the IPF Group from generating new business as agents become increasingly occupied with arrears management instead and may result in higher agent turnover (due to, for example, reduced commission for agents). Similarly, a decline in customer credit quality may also result in employees becoming increasingly focused on arrears management rather than generating new business and may result in increased staff turnover.

The IPF Group has entered into derivative transactions solely for the purposes of efficient interest rate risk management and not for speculative purposes. If the IPF Group engages in hedging transactions, it will be exposed to risk of default by derivative counterparties.

Liquidity risk: The IPF Group relies, in part, upon the effective management of its banking and other borrowing relationships and upon securing facilities across a number of lenders. If several lenders to the IPF Group fail to renew facilities upon expiry of their commitment period, the IPF Group may not have sufficient financial resources available to fund the IPF Group's lending to its customers or to meet all its obligations and commitments as they fall due or may only be able to access such financial resources at excessive cost or on unfavorable terms.

A market in which the IPF Group operates may become illiquid or less liquid in cash, thereby limiting the IPF Group's access to cash in that market. This could hinder the IPF Group's ability to raise, renew and service its borrowings in that market and affect the ability to extend credit to customers in that market (and, potentially, the IPF Group as a whole if that market forms a substantial part of the IPF Group's business). Also, the capital markets are less well developed in countries in which the IPF Group currently operates than in the United Kingdom, which may reduce the funding options available to the IPF Group.

Failure to manage liquidity risk, notwithstanding the considerable resources which the IPF Group will devote to managing such risk, could adversely impact the IPF Group's business, results of operations and financial condition.

The Directors do not believe this to be a material risk for the next twelve months from the date of publication of this document because the commitment period of each of the facilities which the IPF Group has secured with lenders extends beyond the next twelve months.

Interest Rate Fluctuations: To the extent that interest costs are not fixed on borrowings required to fund fixed rate loans to customers for the duration of the repayment period, there is a risk that increases in interest rates will reduce the profit margin on that credit advanced to customers. As the charge to the customer is fixed for the period of the loan, there is the risk that any unhedged interest rate increase could reduce overall profits, at least in the short-term.

There can be no assurance that the resources which the IPF Group will devote to managing the interest rate risk will enable the IPF Group to successfully manage the potential negative impact of risks associated with rapid interest rate changes. Such changes could have a material adverse effect on the IPF Group's business, results of operations and financial position.

Cost Inflation: The revenue which can be earned by the IPF Group from each customer loan is fixed at the outset of that loan. However, most of the costs which are charged against that revenue are subject to inflation. Employee costs and branch and head office running costs will increase through a combination of earnings and price inflation and can erode profitability. Significant cost inflation coupled with failure by the IPF Group to protect itself against such inflation could materially and adversely affect the results of the IPF Group.

1.2 The IPF Group's business is subject to extensive regulation and associated regulatory and litigation risks (including the effects of changes in the laws, regulations, policies or their respective interpretations in the markets in which it operates) which could have a material adverse effect on the IPF Group's business, results of operations and financial condition and its ability to pay dividends.

(a) The IPF Group may be affected by changes in financial services, or other law, regulation, rules, guidance, codes of conduct, government policies and/or their respective interpretations applicable to the IPF Group or affecting the industry and markets in which the IPF Group operates.

The IPF Group's operations are subject to legislation, regulations, rules, guidance, codes of conduct and government policies in the jurisdictions in which they conduct business and in relation to the products they market and sell (for further information in relation to the specific regulation to which the IPF Group is subject, see Part IX (Regulation)). Regulatory authorities have broad jurisdiction over many aspects of the IPF Group's business, including capital adequacy requirements, marketing and selling practices, advertising and terms of business.

Financial services laws, regulations, rules, guidance, codes of conduct, government policies and/or their respective interpretations currently affecting the IPF Group may change and, although the IPF Group monitors developments, it cannot predict with certainty future initiatives or changes.

As with other financial services institutions, modifications to existing legislation, regulation, rules, guidance, codes of conduct, government policies and/or their respective interpretations and/or new legislative and/or regulatory initiatives affecting the industry and markets in which the IPF Group operates, and changes to the rules of industry organisations, may materially and adversely affect, amongst other things, the IPF Group's product range and activities, the sales and pricing of certain product groups, the IPF Group's profitability, solvency and capital requirements and may give rise to increased costs of compliance. Previous changes to the legal and regulatory landscape in which the IPF Group operates have included the Polish government's introduction of a rate cap as of February 2006 (please refer to paragraph 3.6(b) of Part III for further information). Potential legal and regulatory changes in relation to the IPF Group's business could include the introduction of further, or changes to existing, interest rate restrictions (for example, the government in Slovakia is currently considering presenting the Slovakian parliament draft legislation that includes, amongst other unrelated matters, a cap on the APR in consumer credit agreements at five times the base rate of the National Bank of Slovakia (for further details please refer to Part IX (Regulation) of this document)), changes to the laws or regulations on, or prohibition of, doorstep lending, more restrictive product regulation, more stringent consumer credit legislation, employment and health and safety legislation, or broader grounds for challenges to the IPF Group's commercial practices or product terms and conditions by customers.

A proposal for a Directive on Consumer Credit by the European Commission reached political agreement in the Council of Ministers in May 2007 and will now need to be approved by the European Parliament. Since the Directive is still in draft form, it is not possible to be certain of its impact on the IPF Group's business until a final form of the Directive and details of implementing legislation have been published.

The Directive on Unfair Commercial Practices was adopted by the European Commission in April 2005 and must be implemented in EU Member States by June 2007. The Directive prohibits certain practices such as pressure selling, misleading marketing and unfair advertising practices throughout the EU. The full effect of the legislation will only emerge over time as details of its implementation are clarified. However, the draft implementing legislation in Poland includes provisions which, if implemented, could lead to challenges to the Polish Subsidiary's home collection model.

In Mexico, the Mexican Subsidiary is required to issue a receipt for each instalment paid by a customer on a home loan. In all but 2003, the Mexican Subsidiary has obtained a retrospective authorisation from Mexico's Treasury Department exempting the Mexican Subsidiary from this obligation and permitting it to annotate the reverse of the loan agreement for each instalment instead. If the actions which have been taken by the Mexican Subsidiary to avoid or mitigate the risk of incurring penalties for non-compliance of the aforementioned obligations are unsuccessful, a penalty payment may be levied upon the Mexican Subsidiary.

The IPF Group would have to respond to any material changes in legislation or regulation which affected its business by adapting its products in the relevant market. There can be no assurance that the IPF Group will be able to effectively respond to any such changes and this may affect the IPF Group's operations and the conduct and success of its business in the relevant market. If the relevant market is a significant or important market to the IPF Group, this may undermine the IPF Group's expansion strategy and may have a material adverse effect upon the IPF Group's business, results of operations and financial condition.

(b) ***The IPF Group may be subject to changes in tax laws or regulations, or their respective interpretations.***

The IPF Group is subject to the effect of future changes in tax legislation and practice in the United Kingdom or any other tax jurisdiction affecting IPF or any other company within the IPF Group and such changes could materially and adversely affect IPF's ability to achieve its business objective, decrease the post-tax returns to IPF Shareholders, affect the taxation liabilities of IPF Shareholders in relation to IPF Shares and limit the level of dividends IPF is able to pay. Any taxation relief referred to in this Prospectus as being available or potentially available to IPF Shareholders is currently available or potentially available and may change.

Changes to taxation law, which includes rules governing personal taxes, capital taxes and indirect taxes, may also affect the attractiveness of certain products offered by the IPF Group. This could result in a significant reduction in sales of those products which, in turn, could have a material adverse effect on the IPF Group's business, results of operations and financial condition.

Tax legislation in the central and eastern European jurisdictions in which the IPF Group operates has been subject to significant change due partly to EU accession. Coupled with this, a home credit business has a number of unusual features which make it unclear as to how overseas tax authorities will tax certain aspects of the operations. Certainty of tax treatment may only be obtained once the operation has been subject to tax audit and these take place irregularly, typically once every 4 to 6 years. These features lead to a general level of tax uncertainty overseas.

(c) ***The IPF Group is, and in the future may be, subject to regulatory and legal actions or intervention in the ordinary course of its business.***

Information on the regulatory framework within which the IPF Group currently operates can be found in Part IX (Regulation).

The IPF Group is subject to risks of regulatory investigations and proceedings and of litigation in connection with its business. For example, on 17 October 2006, PSZÁF (the Hungarian Financial Supervisory Authority) suspended temporarily with immediate effect the Hungarian Subsidiary's lending activities until such time as particular requirements set down by PSZÁF (relating to, for example, the Hungarian Subsidiary's outsourcing arrangements, its agreements with customers and the employment status of its home credit agents) were satisfied. Having satisfied the requirements, the Hungarian Subsidiary recommenced lending on 6 December 2006. The temporary suspension resulted in a loss of revenue and profits and increased human resources costs in the Hungarian Subsidiary.

Regulatory and legal actions may be difficult to assess or quantify and may seek recovery of large or indeterminate amounts, which may remain unknown for substantial periods of time. In addition, such actions could result in adverse publicity for, or negative perceptions regarding, the IPF Group or they could affect its relations with current and potential customers, as well as divert management's attentions from the day-to-day management of the IPF Group's business.

(d) *The IPF Group could be subject to competition regulatory action or to a restriction on, or regulation of, its business activities if it is found to be dominant in a particular market or if a market in which it operates is not operating competitively.*

If any company within the IPF Group was perceived to have a position of dominance, that company could be subject to competition laws which prohibit the abuse by a company of its dominant position. The application of those laws might constrain the relevant company's trade practices and, for example, might limit prices charged or limit the bundling of products (as is presently the structure adopted in Poland). If any company within the IPF Group was found to have abused any dominant position, it could be subject to regulatory action (which may, in the case of those companies within the EU, include fines of up to 10 per cent. of their turnover for the preceding business year) and to third party damages actions.

If local fair trading and/or competition authorities were to consider that any market in which a IPF Group company operates is not functioning competitively, that market could be subject to investigation. The relevant authority might launch an investigation, for example, on the basis of a complaint it had received or because of its own concerns about the relevant market. It is possible that any such investigation could identify competitive weaknesses in the relevant market. If this were the case, the relevant authority would be able to require the industry participants to alter their practices, including by imposing controls on the company's pricing or other structural changes to products.

1.3 Changes in the small sum credit markets in any of the IPF Group's markets and, in particular, an increase in competition in any of the IPF Group's markets, may materially and adversely affect the business, results of operations and financial condition of the IPF Group.

There is the risk of an increasing level of competition from existing or new competitors in the small sum credit markets in which the IPF Group operates (in the home credit sector, small sum credit card sector and in other credit product sectors). IHC's business model, which has high direct and overhead costs, may become unsustainable in the face of competition from other lenders who operate business models with lower direct and overhead costs.

Competition for remote lending to those at the higher socio-economic end of the home credit market could intensify as the prime market matures and mainstream financial institutions seek to move down the credit ladder. Even if such moves were ultimately unsuccessful and loss-making for those institutions, the risk exists that aspiring competitors may be prepared to experiment with remote-collection products in the small sum credit sector with credit offers at lower prices than the IHC businesses only to withdraw later once the collections performance is clear.

An increase in competition will place greater pressure upon the IPF Group to retain its existing customers and attract new customers and to recruit and retain high calibre staff.

2. Risks related to the IPF Group's business

2.1 The IPF Group may incur losses or liabilities from defective transactions or contracts which could have a material adverse effect on the UK Group's business, results of operations and financial condition.

Loss may arise or liabilities may be incurred from defective transactions or contracts, either where contractual obligations are not enforceable or are judged unlawful or do not allocate rights and obligations as intended, or are enforceable against the IPF Group in an adverse way. This may arise in a number of ways. For instance:

Enforceability of contracts: The IPF Group may incur losses if it cannot recover all or part of the debt from its customers because its contracts with those customers are held to be partly or wholly unenforceable. For example, local or national courts may find a customer contract to be in breach of anti-usury or "good morals" laws and regulation and therefore unlawful thereby also increasing the risk that the number of claims by customers seeking to avoid their loan repayment will increase. Failure by the IPF Group to sustain effective debt recovery methods or a loss in confidence of the IPF Group to recover debt under its contracts with customers, by recourse to the courts or otherwise, could severely impede the IPF Group's business in the affected jurisdiction.

Status of home credit agent: In most territories, the home credit agent is treated as being self-employed rather than being an employee or agent of the relevant entity of the IPF Group. However, this interpretation has been challenged in the past and, in one instance, culminated in a fine for breach of a law stipulating that business entities must perform their usual business activities through employees. Further, in October 2006, PSZÁF (the Hungarian Financial Supervisory Authority) temporarily suspended the Hungarian Subsidiary's lending activities pending completion by the Hungarian Subsidiary of changes to its administrative procedures and the status of its home credit agents to employees. The temporary suspension resulted in a reduction in net revenue and profits of the Hungarian Subsidiary in 2006 from the previous year. Recent legislative changes to the labour laws in the Czech Republic and proposed changes to the labour laws in Slovakia, if they were to be implemented, could increase the risk that the self-employed status of agents in those countries could be challenged on the basis that there is an employment relationship. A challenge to the status of the home credit agents could, if successful, render the relevant entity within the IPF Group liable to, amongst other things, additional operating costs, fines for breach of the relevant legislation and additional taxation payments on behalf of all persons whose status is reclassified from self-employed to employee. It may also result in the IPF Group discontinuing its operations in the affected locality or require the IPF Group to reassess its home credit business model in such affected locality.

Indemnity payments: Provisions in their contracts which limit a home credit representative's entitlement to commission for, or an indemnity in respect of, (i) obtaining new customers and/or representatives or (ii) significantly increasing the volume of business, could be held to be unlawful. Such adverse finding could render the IPF Group exposed to claims from its representatives for indemnification in relation to commission payments to which they claim they are entitled.

Rebates: The method of calculation that the Czech Subsidiary has been using to calculate the amount of a rebate due by the Czech Subsidiary to a customer who repays the whole amount due under a loan early may be found to have resulted in inadequate rebates being paid to customers and in breach of consumer credit legislation in the Czech Republic.

Working Time legislation: Businesses within the IPF Group could face penalties (financial or otherwise) if found to be in breach of legislation (at domestic or EU level) prescribing working conditions for employees (including, in particular, the number of working hours). Any such adverse decision could require the affected business to make changes to its employee and/or agent remuneration and structure.

2.2 Challenges to the tax treatment of arrangements amongst IPF and the other companies in the IPF Group could materially and adversely affect IPF's financial and operating results.

In establishing new home credit operations overseas, the IPF Group in the UK has provided the overseas operation with all the know how and intellectual property required to set up and run a successful home credit operation. The IPF Group, through its experienced personnel in the UK, has also provided and continues to provide significant services and assistance to the overseas businesses both in the initial phases of the overseas operation and on a continuing basis. The provision of the know how and services is priced, for transfer pricing purposes, on what is considered to be an arm's length basis. Whilst the pricing has been discussed with HM Revenue and Customs, the pricing is vulnerable to transfer pricing challenge by overseas tax authorities.

The Polish business, in common with a number of other financial institutions in Poland, has been subject to a corporate income tax audit in respect of the years 2003 and 2004. The audit is ongoing and could, in time, be extended to other years. A number of areas are being challenged, in particular, the recognition of revenue for tax purposes and intra-group credit risk hedging arrangements. If these areas were ultimately all resolved in favour of the Polish tax authorities, this would result in a material adverse impact on the tax charge. Provident Financial has agreed to indemnify the IPF Group in respect of any adverse tax charge arising from the Polish tax audit. The Directors do not therefore believe that there is a material risk of a material liability arising in respect of the corporate tax audit. However, the audit is at a relatively early stage and there can be no assurance that any such liability will not arise or that such liability will not be material.

2.3 **Operational risks are inherent in all of the IPF Group's business units, including the risk of direct or indirect loss resulting from inadequate or failed internal processes and controls, systems or from human error or external events. If any of these operational risks should occur, they could have a material adverse effect on its business, results of operations and financial condition.**

(a) ***The separation of the PF Group's information technology systems and databases gives rise to a number of risks.***

The PF Group's information technology systems and databases will be (to the extent they have not already been) separated or shared out between the IPF Group and Provident Financial so that, except as agreed otherwise, Provident Financial and the IPF Group will operate separate information technology systems and have separate databases. However, the transfer of information technology know-how from Provident Financial to the IPF Group may not, at least at the outset, be adequate to secure stable service delivery or to secure efficient, effective systems development processes after the separation from Provident Financial's information technology systems and databases. The IPF Group will be under pressure to establish independent information technology systems and databases and its reduced purchasing power, particularly in the period shortly after Demerger, may result in the IPF Group contracting with third party information technology service providers at a higher cost or on poorer commercial terms than currently exist or failing to obtain all third party licences of information technology including software. The IPF Group may not be able to find suitable third party information technology service providers.

(b) ***System and technological failures or ineffectiveness, corruption of databases and service disruption may occur and could result in additional administrative and remediation costs, loss of business and profits, and/or cause reputational damage to the IPF Group.***

As with other retail financial services groups, the IPF Group's business depends on its ability to process a large number of transactions efficiently and accurately. The IPF Group's ability to maintain financial and operating controls, to monitor and manage its risk exposures across the IPF Group, to keep accurate records, to provide high-quality customer service and to develop and sell profitable products and services in the future depends, in part, on the uninterrupted and efficient operation of its information and communications systems, including its information technology and other systems which protect business continuity.

However, in common with information technology systems generally, losses can result from inadequate or failed internal control processes and protection systems, human error, fraud or external events that interrupt normal business operations. The IPF Group's information technology, databases and other systems may be subject to damage or interruption from floods, fires, power loss, telecommunication failures and similar events as well as to damage from the introduction to its systems of incorrect programming language by its employees. These systems may also be subject to computer viruses, physical or electronic break-ins, sabotage, vandalism and similar misconduct. The same is true of third party service providers and software providers on which the IPF Group depends.

If any of these risks materialise, the interruption or failure of the IPF Group's information technology and communications systems could impair the IPF Group's ability to provide its products and services effectively causing direct financial loss. In addition, it could damage the IPF Group's reputation if customers believe its systems are unreliable which, in turn, could have an adverse effect on the IPF Group's ability to attract new and retain existing customers. Technology failure or underperformance could also result in a higher number of customer and agent disputes and may increase the IPF Group's litigation and regulatory exposure or require it to incur higher administrative costs (including remediation costs). Further, an irrecoverable loss of any customer database would be expensive and time-consuming to endeavour to retrieve or recreate, would have a material adverse effect on the IPF Group's operations and financial situation and may damage its reputation and brand.

(c) ***The IPF Group may be affected by disputes with or the failure of adequate provision of services by key third party suppliers.***

As with other retail financial services groups, disputes arising with, or failure of adequate provision of services by, third parties who provide ancillary services which are material to the IPF Group's business (for example, the provision by Fujitsu Services Limited of equipment, software and associated services in connection with the FOCUS branch accounting software system) may cause disruption to the IPF Group's operations, result in losses, may lead to incurred legal and court costs and also detract management's time from the IPF Group's business, thereby affecting it, its results of operations and financial condition.

2.4 The IPF Group is dependent on key executives and certain employees. Failure to attract, motivate and retain high quality and highly skilled personnel at all levels of the IPF Group's business could materially and adversely affect its business, results of operations and financial condition.

The IPF Group is dependent on its ability to attract, motivate and retain high quality and highly skilled management.

The IPF Group is dependent on existing key executives and its senior to middle management in order to sustain, develop and grow its business and there can be no assurances that these employees will remain with the IPF Group.

The IPF Group's success will depend upon its ability to attract, motivate and retain additional executives and personnel. The business of the IPF Group has expanded rapidly since 1997. It is expected that the IPF Group's business will continue to grow following Admission and that the IPF Group will expand into new products and markets. Expansion can place significant strain on existing management, employees, systems and resources. In particular, the success of the IPF Group's strategy to expand into new geographic markets and the broadening of the IPF Group's product range to include more remote delivery/collection and longer term higher value loan products will depend to a large degree on bringing through existing middle management to more senior roles and successful recruitment at a senior level. As the IPF Group grows, it will need to recruit and retain additional suitable personnel and failure to do so could result in a reduction in the IPF Group's profitability.

The loss of key personnel or of a substantial number of talented employees or an inability to attract, retain and motivate the calibre of employees required for the continuation of, and the expansion of, the IPF Group's activities, could cause disruption in the IPF Group's business and adversely affect its business, results of operations and financial condition.

2.5 The IPF Group is heavily reliant upon its ability to engage and retain high calibre agents and to recruit and retain high calibre Development Managers. Failure to do so could materially and adversely affect the IPF Group's business, results of operations and financial condition.

The delivery of loans and collection of repayments from customers' homes is the defining feature of the IPF Group's business and relies on the engagement and retention of high calibre agents and the recruitment and retention of Development Managers. Much discretion is left to either the agents or to the Development Managers to assess the credit needs and creditworthiness of their customers and to effectively determine the selection of a large percentage of the IPF Group's customer base. The home visit and the agent remuneration system both play a key role in risk management, preventing over-lending/over-borrowing and keeping bad debts at acceptable levels. The level of exposure to the credit quality of, and likelihood of recoverability of loans and amounts due from, home-collected credit customers will depend upon the skill and judgement of the agents and their Development Managers to assess a customer's financial circumstances and their suitability as a customer of the IPF Group's home credit products. The IPF Group relies upon the trustworthiness of its agents and Development Managers and theft by agents and Development Managers does occur. Excessive or persistent abuse in a market by agents or Development Managers of their positions coupled with failure of the processes and controls in place in the IPF Group to effectively control and limit such abuses would impact upon the profitability and success of the IPF Group in that market.

The IPF Group needs to continue to engage agents in order to service existing customers and to seek new business at a pace which serves both the IPF Group's existing requirements at any given time as well as the policy for expansion. The success of the IPF Group's strategy to expand the business will depend on the ability to identify and engage a sufficient number of high calibre agents to enable the IPF Group to achieve increased scale and expand into new geographic markets.

The IPF Group also needs to be able to retain its agents and Development Managers. Experience has shown that the longer an agent or a Development Manager remains with IHC, the better he or she comes to understand the financial position of customers, which should result in improved credit decisions, lower levels of write-offs and increased profitability for the IPF Group as a whole. Experienced agents also promote customer loyalty through developing relationships with their customers and through subsequent loans to customers. The loss of a substantial number of existing experienced agents or of Development Managers could therefore have a material adverse effect on the IPF Group's business, results of operations and financial condition.

2.6 **The success of the IPF Group's business is dependent on the IPF Group's brands and reputation. Damage to the IPF Group's brands or reputation or a decline in customer confidence in the IPF Group or its products could have a material adverse effect on the IPF Group's business, results of operations and financial condition.**

The IPF Group's success and, in particular, sales and collection, are dependent, in part, upon the strength of the IPF Group brands and the reputations of its business. The IPF Group operates in an industry where integrity and customer trust and confidence are important. The IPF Group could suffer damage to its reputation and brands as a result of adverse publicity in connection with, for example, the perception of high charges (when compared with prime market providers and non-home credit products) for its home credit products. Such adverse publicity could derive from the activities of legislators, pressure groups and the press in spite of high levels of satisfaction amongst its customers. Adverse publicity could directly affect customer willingness to take IPF Group products, make it more difficult for the IPF Group to recruit and retain management and employees and thereby directly affect profitability. It could also adversely affect its ability to engage and retain agents. Unfavourable publicity could in turn lead to increased pressure for changes to regulation of the consumer credit industry in the relevant market, with material and adverse consequences on the IPF Group's business, results of operations and financial condition.

2.7 **Possible risks to agent personal safety could adversely affect the IPF Group.**

Possible risks of personal injury to doorstep-sellers or, specifically, to the IPF Group's agents, could affect the ability of the IPF Group to retain and engage agents (either generally or in particular geographic areas), could give rise to an increase in personal injury claims against the IPF Group and may damage the reputation, brands and profitability of the IPF Group. It may also lead to a change in legislation, regulations, rules, guidance, codes of conduct and government policies relating to the health and safety of doorstep-sellers, which may require the IPF Group to review its business model and which may be adverse to the business, results of operations and financial condition of the IPF Group. Over a number of years a small number of IHC's agents have sustained fatal or other personal injuries during the course of, or for reasons related to, their work for IHC.

2.8 **The expansion of the IPF Group, both in existing markets and into new markets, is subject to a number of risks which, if they arise, could have a material adverse effect on the IPF Group's business, results of operations and financial condition.**

(a) The growth of the IPF Group and its business depends in part upon the ability of the IPF Group to successfully penetrate its existing markets.

To achieve and sustain growth, the IPF Group will need to monitor the economic cycles and customer base of each of the markets in which it operates, offer products in those markets which are tailored to meet the needs of that market and successfully market those products. Successful customer growth in the IPF Group's markets would be jeopardised by (i) overestimating the sizes of the target markets in existing territories, (ii) failing effectively to manage the process of addressing the target markets and acquiring customers, (iii) failing to adapt the product ranges to changes in their prospects' and customers' requirements and (iv) unforeseen economic patterns resulting in shrinking non-prime sectors. As a result, the IPF Group may not be able to sustain growth in customer numbers or to increase further the number of customers in markets where it is already well established.

(b) The IPF Group may misjudge entry into a new geographic market.

The IPF Group may make an error in judgement of entry into a new geographic market, notwithstanding any research or pilot it undertakes in that market before committing to any expansion of the business into that market. For example, the IPF Group may not be able to support its expected growth successfully if it cannot recruit agents in a new home credit market, it may not be able to take advantage of market opportunities, it may misjudge customer requirements or it may not be able to respond to competitive pressure. The IPF Group may also miscalculate the size of the customer base it intends to market to.

If the IPF Group consequently withdraws from a market (as it did following a pilot in South Africa in 2001), the IPF Group will incur costs of withdrawal and may have lost out on the opportunity of having entered another more appropriate market instead. The losses will be of greater magnitude if the IPF Group makes such an error in relation to a number of markets and this could materially and adversely affect the IPF Group's business, results of operations and financial condition.

(c) *Misjudging entry into a new market is likely to give rise to a tax cost.*

For regulatory reasons, it is typically necessary to establish operations in a new market as a company rather than as a branch of an existing operation. As a consequence, effective tax relief for start up losses incurred on entering into a future new market and losses incurred in the initial phases of the new operation will typically only be secured by carrying forward those losses for relief against future profits of the new overseas operation. If future profits do not materialise or the IPF Group withdraws from the new market, effective tax relief for start up losses will not be available and will lead to an adverse impact on the IPF Group's tax charge.

(d) ***The IPF Group may misjudge the implementation of a new product group or customer acquisition channel or of a new pricing or credit assessment method or analytical tools and data.***

The IPF Group will seek to introduce new product groups, pricing and credit assessment analysis methods and uses of data in order to retain existing customers whose needs have evolved, and to attract new customers for whom the existing product offering or methods of acquisition are unattractive or ineffective and/or for whom more competitive pricing and more sophisticated underwriting processes are required. However, the IPF Group may make an error of judgement in the conception, planning and/or implementation of these strategies and methods.

2.9 The IPF Group is a newly constituted group with a limited operating history and there can be no assurances that it will achieve its business objective. Any failure to achieve its business objectives may have a material adverse effect on the IPF Group's business, results of operations and financial condition.

As a newly constituted group, the IPF Group has a limited operating history from which investors can evaluate its existing and future business prospects and associated risks. The business is relatively new and is continuing to evolve by way of new products, markets and strategies; the first home credit operations began in Poland in 1997. The IPF Group may not be able to address the risks and difficulties that it may encounter as a relatively early-stage business in comparatively new and evolving overseas markets and this could materially harm its business or operating results.

2.10 Impairment of the value of intellectual property could diminish the competitive position of the IPF Group which could have a material adverse effect on the IPF Group's business, results of operations and financial condition.

If there is any unauthorised use or infringement of the IPF Group's intellectual property rights and the IPF Group fails to enforce such rights, or the IPF Group fails to maintain its database right and the database's integrity, the value of the IPF Group's products and services could be diminished, its competitive position could be adversely affected and its business may suffer.

Third party rights in respect of the "*Provident*" name may exist in some countries in which the IPF Group does business or intends to do business in the future. If such third party right owners brought infringement proceedings, the IPF Group's right to use the "*Provident*" name in such countries may be restricted or impaired.

There are also risks inherent in using the same name as another entity as the IPF Group may suffer the adverse consequences of any damage to the "*Provident*" name caused by such other entity.

If the IPF Group discloses the source code of any material software which it owns or is licensed to use (for example, the FOCUS transaction and arrears management software), the value of such software may be impaired. If the IPF Group develops software using external consultants and fails to enter into appropriate licence or assignment agreements, or uses third party software other than as permitted by the relevant licence, its right to use such software may be impaired and there may be a risk of infringement of third party rights.

2.11 Failure by a member of the IPF Group to comply with privacy and data protection laws and regulation may lead to action being taken against that member and/or the IPF Group which could have a material adverse effect on the IPF Group's business, results of operations and financial condition.

The IPF Group relies on the collection and use of information from customers to conduct its business. It discloses its information collection and usage practices in a published privacy policy on the websites of its operating entities, which may be modified from time to time to meet operational needs, changes in the law or industry best practice. Companies within the IPF Group may be subject to investigative or enforcement actions by data protection authorities, legal claims and reputational damage if they act or are perceived to be acting inconsistently with the terms of the privacy policy, customer expectations or applicable law. In addition, concern among customers about the IPF Group's privacy practices could deter them from using its services and require the alteration of its business practices with attendant costs and possible loss of revenue.

Concerns may be expressed about whether the IPF Group's use of data compromises the privacy of customers. Concerns about the IPF Group's collection, use or sharing of personal information or other privacy-related matters, even if unfounded, could damage its reputation and operating results.

Data protection legislation and regulation in the jurisdictions in which the IPF Group operates may change in the future and impose new burdensome requirements, compliance with which may increase the IPF Group's costs or require it to change the way it conducts business with attendant costs and possible loss of revenue.

3. Risks related to the demerger, separate listing and investment in IPF

3.1 There has been no prior public trading market for IPF Shares. An investment in IPF Shares may be illiquid and the price of IPF Shares may fluctuate.

Prior to the Demerger, there has been no public trading market for the IPF Shares. IPF does not know the extent to which investor interest in IPF will lead to the development of a trading market or how liquid that market might be, or, if a trading market does develop, whether it will be sustained following Admission. If an active and liquid trading market is not developed or maintained, the liquidity and trading price of the IPF Shares could be adversely affected. Publicly traded securities from time to time experience significant price and volume fluctuations that may be unrelated to the operating performance of the companies that have issued them. Consequently, the market price of the IPF Shares may be highly volatile and may go up or down.

There may not be a liquid market for the IPF Shares. The market price of IPF Shares may be volatile and could be subject to significant fluctuations due to a change in the sentiment in the stock market regarding IPF Shares or securities similar to them or in response to various facts and events, including, but not limited to, those referred to in these Risk Factors as well as period-to-period variations in operating results or changes in turnover or profit estimates by IPF, industry participants or financial analysts. The price could also be adversely affected by developments unrelated to the IPF Group's operating performance such as the operating and share price performance of other companies that investors may consider comparable to IPF, speculation about IPF in the press or the investment community, strategic actions by competitors, such as acquisitions and restructurings, and changes in market conditions or the legal or regulatory environment.

3.2 IPF may not realise the perceived benefits of the Demerger.

IPF may not realise the anticipated benefits of the Demerger set out in Part VI. IPF may encounter substantial difficulties in achieving these anticipated benefits and/or these anticipated benefits may not materialise.

3.3 Post-Demerger, Provident Financial may become a direct competitor of the IPF Group and this could materially and adversely affect the IPF Group's business, results of operations and financial condition.

Although it is not within current expectations, post-Demerger, Provident Financial may compete with the IPF Group. Provident Financial will be well placed to compete with the IPF Group as its management will have had the benefit of expertise and experience gained when part of the larger Provident Financial group prior to the Demerger. A significant reduction in the IPF Group's customers as a consequence of competition from Provident Financial may materially and adversely affect the IPF Group's business, results of operations and financial condition. Provident Financial may also expand its business into new markets in which the IPF Group does not currently operate, and so potentially stem expansion of the IPF Group.

3.4 Sales of a substantial number of IPF Shares after the Demerger, or the prospect of such sales, could materially and adversely affect the price of those securities.

After the Demerger, there may be substantial trading activity in IPF Shares. This may occur because, for example, the PF Shareholders who receive IPF Shares under the Demerger do not wish to hold lower yield shares in an entity that operates in emerging markets. A high level of trading activity may lead to volatility in the price of IPF Shares and significant selling pressure may adversely affect the price of IPF Shares. Declines in the market price of IPF Shares may impair IPF's ability to raise capital through an offering of shares in the future.

3.5 IPF's ability to pay dividends is limited by applicable company law and its status as a holding company.

IPF will be unable to pay cash dividends to its shareholders unless it has distributable reserves and cash available. In addition, as a holding company, IPF has no operations of its own and, as a result, it is dependent either on distributions from its subsidiaries or its ability to borrow to generate funds necessary to meet its obligations and pay dividends. In general, claims of the subsidiary's creditors will have priority with respect to the assets and earnings of that subsidiary over the claims of its parent company as a shareholder. As a result, any claims made by IPF as a shareholder of its subsidiaries will effectively be subordinated to claims of the subsidiaries' creditors. In addition, if IPF cannot obtain sufficient cash flows from its subsidiaries or its lenders, it will not be able to fund its obligations or pay dividends. The regulatory systems under which IPF's subsidiaries operate may restrict their ability to pay dividends.

Also, the payment of large or unusual dividends (being any proposed dividend which is not covered by at least 1.25 times the IPF Group's profit after tax or a dividend which is more than twice the average of the last three years) in circumstances where, following the payment of the dividend, the Company would not have distributable reserves, may need to be submitted to the Pensions Regulator for clearance. If such clearance were not forthcoming, the Company would, if it paid the dividend, face the risk of the Pensions Regulator making an order under section 38 of the Pensions Act 2004.

Any downturn in the performance of the IPF Group resulting from exposure to any of the risks set out in this section titled "Risk Factors", including but not limited to the impact of changes to the legal, regulatory and taxation regimes in which it operates and the failure successfully to implement future strategies, could also serve to restrict the level of dividends payable by IPF.

3.6 Holders of IPF Shares outside the United Kingdom may not be able to exercise pre-emption rights.

In the case of an increase in IPF's issued share capital, shareholders will have certain statutory pre-emption rights unless those rights are disapplied by a special resolution of the shareholders at a general meeting. Securities laws of certain jurisdictions may restrict IPF's ability to allow participation by shareholders in such jurisdictions in any future issue of shares carried out on a pre-emptive basis.

In particular, US holders of IPF Shares may not be able to exercise their pre-emption rights unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements is available thereunder. IPF's directors intend to evaluate at the time of any rights issue the cost and potential liabilities associated with any such registration statement, as well as the indirect benefits to IPF of enabling the exercise by its US holders of their pre-emption rights for additional shares and any other factors they consider appropriate at the time and then to make a decision as to whether to file such a registration statement. No assurance can be given that any registration statement would be filed and declared effective or that an exemption from registration would be available so as to enable the exercise of such holders' pre-emption rights.

3.7 The rights of shareholders will be governed by English law. Not all rights available to shareholders under US law may be available.

Rights afforded to holders of IPF Shares under English law will differ in certain respects from the rights of shareholders in typical US corporations. The rights of holders of IPF Shares and the Articles of Association will be governed by English law. In particular, English law significantly limits the circumstances under which shareholders of English companies can bring derivative actions. Under English law, in most cases, only IPF could be the proper claimant for the purposes of maintaining proceedings in respect of wrongful acts committed against it. Neither an individual shareholder nor any group of shareholders will have any right of action in such circumstances. In addition, English law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders in a US corporation.

3.8 As a publicly listed company, IPF will have increased legal, accounting and compliance costs which may be greater than expected.

IPF expects to incur increased legal, accounting and other costs relating to operating as a publicly-quoted company. Financial and other reporting and investor relations obligations will arise for IPF, which require new expenditures, place new demands on its management and will require the hiring of additional personnel. IPF will also need to implement additional systems that require new expenditure in order to aid its functioning as a publicly-quoted company. IPF will also incur additional expenses from operating as a public company, including registration and listing fees, increased corporate governance costs and other similar expenditure. Failure to make proper provision for such costs or failure to realise the benefits of the Demerger which would otherwise have offset such costs could have a material adverse effect on the IPF Group's business or results of operations.

3.9 IPF believes that it and its subsidiaries will be passive foreign investment companies ("PFICs") for U.S. federal income tax purposes.

Based on the nature of its business, IPF expects that it and its subsidiaries will be PFICs for US federal income tax purposes for the current taxable year and for the foreseeable future. US investors may be subject to adverse US federal income tax consequences on a disposition of IPF Shares or a deemed disposition of shares in subsidiary PFICs and on certain distributions made by IPF or such subsidiary PFICs. In general, a non-US corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For the purposes of the above calculations, a non-US corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of such corporation and received directly its proportionate share of the income of such other corporation. Passive income generally includes dividends, interest, rents and royalties. US investors may also be able to make a mark-to-market election with respect to the IPF Shares (but not the shares of any subsidiaries that are PFICs) which will require such US investors, for each taxable year that the IPF Shares are held and upon a disposition of such shares, to recognise as ordinary income or loss an amount equal to the difference between the fair market value of their IPF Shares and the adjusted tax basis of such shares. However, no assurance can be given that a mark-to-market election will be available to US investors because it is unknown whether the IPF Shares will meet the requirements necessary for such election to be made. In addition, a mark-to-market election with respect to IPF would not apply to any subsidiaries that are PFICs. Accordingly, a US investor may continue to be subject to the general PFIC rules with respect to distributions by, and deemed dispositions of, any such subsidiaries that are PFICs even if it makes a mark-to-market election with respect to IPF. US Shareholders should consult their own tax advisors with respect to IPF's PFIC status and the tax considerations relevant to holding shares in a PFIC.

FORWARD-LOOKING STATEMENTS

This document contains certain "forward-looking statements", including statements about current beliefs and expectations of the Directors. In particular, the words "expect", "anticipate", "estimate", "may", "should", "plans", "intends", "will", "believe" and similar expressions (or in each case their negative and other variations or comparable terminology) can be used to identify forward-looking statements. These statements are based on the Board's expectations of external conditions and events, current business strategy, plans and the other objectives of management for future operations, and estimates and projections of the Company's financial performance. Though the Board believes these expectations to be reasonable at the date of this document they may prove to be erroneous. Forward-looking statements involve known and unknown risks and uncertainties and speak only as of the date they are made. Certain important factors could cause actual results, outcomes, performance or achievements of the Company or industry results to differ materially from those expressed or implied in forward-looking statements. These factors include, but are not limited to, those described on pages 7 to 19 (Risk Factors) of this document.

Save as required by law, the Listing Rules or the Disclosure and Transparency Rules, the Company undertakes no obligation to publicly release the results of any revisions to any forward-looking statements in this document that may occur due to any change in the Board's expectations or to reflect events or circumstances after the date of this document.

MARKET AND INDUSTRY DATA

Certain information, statements and statistics presented in this document are based on data and reports compiled by industry professionals or organisations and market research firms. The reports used are as follows:

- Synovate market research (pages 30 and 39 to 43)
- GfK NOP market research (page 34)
- Decision Modelling Consultancy research (pages 25 and 26)
- Economic Intelligence Unit market indicators and forecasts (pages 25 to 27)
- Data from national banks (page 25)

Information regarding non-prime markets, market size, growth rates and other industry data pertaining to the International Home Credit business contained in this document consist of estimates based on data reports compiled by professional data organisations, on data from other external sources and on the Company's and its directors' knowledge of the IPF Group's sales and markets. In many cases there is no readily available external information to validate market-related analyses and estimates, requiring the Company to rely on internally developed estimates.

Whilst the Company has compiled, extracted and reproduced market or other industry data from external sources, including third parties or industry or general publications, that data has not been independently verified. Where information has been sourced from a third party, that information has been accurately reproduced and, as far as the Directors are aware and are able to ascertain from information published by that third party, no facts have been omitted which would under the reproduced information be inaccurate or misleading.

The Company cannot make any assurances as to the accuracy of, and takes no responsibility for, such data. Similarly, whilst the Company believes its internal estimates to be reasonable, such estimates have not been verified by any independent sources and the Company cannot assure potential IPF Shareholders as to their accuracy. The Company does not intend, and does not assume any obligations, to update industry or market data set forth in this document.

DEFINED TERMS

Certain terms used in this document are defined in the "Definitions" section at Part XI of this document.

DIRECTORS, COMPANY SECRETARY AND ADVISERS

DIRECTORS

Christopher Rodrigues CBE	Chairman
John Harnett	Chief Operating Officer
David Broadbent	Finance Director
Ray Miles	Deputy Chairman and senior non-executive director
Charles Gregson	Non-executive director
Tony Hales	Non-executive director
Nick Page	Non-executive director

GENERAL COUNSEL AND COMPANY SECRETARY

Rosamond Marshall Smith

REGISTERED OFFICE

Number Three, Leeds City Office Park
Meadow Lane
Leeds
LS11 5BD

JOINT SPONSORS AND JOINT FINANCIAL ADVISERS

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ

Dresdner Kleinwort
30 Gresham Street
London EC2V 7PG

JOINT FINANCIAL ADVISER

Hawkpoint
41 Lothbury
London EC2R 7AE

LEGAL ADVISER TO THE COMPANY (as to English law)

Slaughter and May
One Bunhill Row
London EC1Y 8YY

LEGAL ADVISER TO THE COMPANY (as to U.S. law)

Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG

LEGAL ADVISER TO THE JOINT SPONSORS (as to English and U.S. law)

Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

REGISTRARS

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

PART I — SELECTED FINANCIAL INFORMATION

The selected financial information in this Part I should be read in conjunction with the financial information set out in Parts V (Operating and Financial Review) and VII (Financial Information) and the rest of this document. Prospective IPF Shareholders should read the whole document and not just rely on key or summarised information set out in this Part I (Selected Financial Information). The financial information in this Part I (Selected Financial Information) has been extracted without material adjustment from the financial information set out in Part VII (Financial Information).

The financial information has been prepared in accordance with IFRS as adopted by the EU for the years ended 31 December 2004, 2005 and 2006.

The tables below set out IHC's consolidated income statements, balance sheets and cash flows for the periods indicated.

1.1 Summary income statement

	2004	2005	2006
	£m	*£m*	*£m*
Total income	275.2	364.7	372.5
Total costs	(238.4)	(319.1)	(334.4)
Profit before taxation	36.8	45.6	38.1
Central Europe	49.8	60.7	65.7
Mexico	(2.3)	(3.1)	(9.7)
Romania	—	—	(2.4)
UK central costs	(10.7)	(12.0)	(11.3)
Profit before taxation and demerger costs	36.8	45.6	42.3
Demerger costs	—	—	(4.2)
Profit before taxation	36.8	45.6	38.1
Tax expense	(12.1)	(13.8)	(12.7)
Profit after taxation	24.7	31.8	25.4

The summary income statements above are shown after allocating to IHC a portion of Provident Financial's corporate overhead in addition to that reflected in the reported divisional profit. In 2006, the reported divisional profit was £46.2 million and the additional divisional corporate overhead allocation was £3.9 million, which gives the profit before tax and demerger costs of £42.3 million set out above. The income statements do not include the expected full cost of running a separate corporate office and IT function in Leeds. It is estimated that corporate office and IT costs would have been approximately £5.2 million higher than the Provident Financial allocation included in the 2006 income statement above.

In addition, the above income statements do not take account of the revisions to the IHC funding structure and financing arrangements following demerger, which would have resulted in the interest cost in 2006 being approximately £2.8 million lower.

Taking into account these adjustments, all of which are continuing, the net effect of the Demerger would be a reduction in the earnings of IHC for the year ended 31 December 2006.

1.2 Summary balance sheet

	2004	2005	2006
	£m	£m	£m
Non-current assets	28.8	38.0	60.2
Current assets			
Amounts receivable from customers	285.1	328.7	331.0
Other current assets	137.1	182.4	217.4
Total current assets	422.2	511.1	548.4
Current liabilities			
Borrowings	(135.4)	(199.1)	(297.8)
Other current liabilities	(38.9)	(43.5)	(59.0)
Total current liabilities	(174.3)	(242.6)	(356.8)
Non-current liabilities			
Borrowings	(244.3)	(242.1)	(169.6)
Other non-current liabilities	(10.4)	(8.2)	—
Total non-current liabilities	(254.7)	(250.3)	(169.6)
Net assets	22.0	56.2	82.2

Pro forma net assets as at 31 December 2006 are £150.2 million, as adjusted for a £70.0 million capital contribution from Provident Financial, £0.1 million of net assets in relation to IPF and £2.1 million of further Demerger costs (net of tax). This results in an equity to receivables ratio of 45%.

1.3 Summary cash flow statement

	2004	2005	2006
	£m	£m	£m
Cash flows from operating activities	(104.2)	(41.7)	(7.2)
Cash flows from investing activities	(8.7)	(13.0)	(26.1)
Cash flows from financing activities	81.1	54.9	30.5
Net (decrease)/increase in cash and cash equivalents	(31.8)	0.2	(2.8)

PART II — INDUSTRY AND MARKETS OVERVIEW

1. Industry overview

The financial services industry can, broadly speaking, be divided into four categories: banking, fund management, insurance services and consumer credit. The consumer credit sector encompasses mortgages, credit cards, hire purchase, cash loans and other forms of credit. IHC operates in a sub sector of the consumer credit market, offering small-sum, home-collected cash loans in the developing and underserved credit and loan markets of central Europe and Mexico. Home-collected credit provides customers with small cash loans up to a value of around £700 (although typically considerably less). Loans are delivered to and repayments are collected from the customer's home on a weekly basis with loans being repaid over periods that typically range from three months to two years.

The small sum consumer credit and loan sub-sector consists of a number of credit products targeted at customers who seek or are only able to afford to repay small amounts of credit. Products in this sub-sector include credit cards, unsecured personal loans, overdrafts, home-collected credit, home shopping catalogues and pawnbroker lending.

Credit markets in the developed economies, such as the United Kingdom or United States of America have tended to segment according to the risk profile of consumers as revealed by publicly available data held by credit reference bureaux. Lenders using statistical modelling techniques seek to predict the credit risk of consumer segments and so are able to tailor their offer and pricing accordingly. Commentators often characterise the market segmentation that results as a risk spectrum spanning super prime, prime, near prime and sub prime, with the clearest indicator of the segment to which a product is targeted being its price. The higher the risk the higher is the price charged. Consumers with impaired credit records, irregular income or low income will typically be classified into the sub and near prime segments. In the UK market, home-collected credit predominantly serves these two, higher risk segments.

In the developing economies that IHC targets the segmentation is less well defined. Credit bureaux data is limited and the market has yet to reach a point where well defined, risk-based segmentation can be applied. As a working tool to guide its marketing efforts, IHC has developed its own segmentation tools designed to identify higher risk consumer segments likely to be attracted to its home-collected credit offer. This has been achieved by analysing market data collected from detailed telephone interviews with sample groups of up to 25,000 people conducted by a global market research organisation. IHC analyses the data, starting with income, and then over-lays data on a number of socio-demographic factors (including education levels, housing status, car ownership and chattel ownership) to create a segmental analysis of the population of a given country. This market segmentation is then used by IHC as a working model for assessing the potential scale of an operation and targeting marketing and products. It divides the markets into un-servable, non-prime and prime.

1.1 Unservable

In any market there is a strata of the population that cannot afford to service any level of debt. Over time and as economic conditions improve people within this category may move up into the servable markets and become eligible for credit.

1.2 Non-Prime

This segment divides into two sub-segments, sub-prime and near-prime. Each is characterised by a limited access to credit.

(a) Sub-prime

It is important to recognise that the "sub-prime" segment has a slightly different definition in IHC's developing markets to that used in developed economies. In the developed economies sub-prime customers typically have impaired credit records although a significant number will also be within this classification by virtue of low or irregular income. In the developing markets sub-prime is currently characterised by consumers with limited access to credit either through low awareness of its availability or more typically because they have limited credit history with banks and other credit institutions. This lack of history is driven by a number of factors such as low bank account penetration (in Poland for example this is only 40 per cent.), distrust, fear or dislike of the banking institutions and a cash based economy where there may be a large informal sector which depends in part upon short term cash incomes. Over time, as the reach and experience of the credit reference bureaux in the developing markets increases, the proportion of customers classified as sub-prime by virtue of an impaired credit history is expected to increase.

(b) Near-prime

Near-prime customers are similarly defined by a limited access to credit and lack of credit history, but the key differentiating feature is their higher level of education as compared to sub-prime customers. As a result they are more disciplined and knowledgeable about financial management, tending to borrow larger loans over longer repayment periods. They also tend to have marginally higher levels of income and, as a market develops, will tend to be more economically upwardly mobile. In the medium to long term they are more likely to migrate to the prime market.

1.3 Prime

Prime customers are able to obtain a wide variety of credit products from traditional mainstream lenders such as banks. Customers in this market segment tend to have higher disposable incomes and can obtain both unsecured and secured credit, including larger amounts for items such as major home improvements and car purchases.

2. *International* Home Credit's markets

2.1 Central Europe and Romania

The size of the consumer credit market in IHC's four established Central European markets (Poland, Czech Republic, Hungary and Slovakia) has grown to an aggregate value of US$124 billion lent in 2006, an increase of 145 per cent. since 2003. These four countries joined the European Union in May 2004 and Romania (where a national roll-out has recently been approved) recently joined the European Union on 1 January 2007. The population of these five countries combined is 85.4 million, with an IHC estimated non-prime market population of 15.6 million.

Following the fall of Communism in Central Europe and subsequent entry into the European Union, the rise of the consumer economy led to a growing demand for consumer goods and services. At the same time, the consumer credit market remained relatively underdeveloped with substantial latent demand for credit amongst consumers. IHC entered the four Central European markets between 1997 and 2001 and has grown rapidly in credit markets that have also expanded substantially but which still remain relatively underdeveloped. In 2006 consumer indebtedness across the four established Central European markets averaged 16.5 per cent. of annual disposable income compared with levels of 80 to 90 per cent. in the UK.[1] With a generally responsible attitude to borrowing and the fact that populations are concentrated in urban areas (which helps IHC operations get up to scale quickly and efficiently), Central Europe is proving to be a good market for IHC's small sum credit products.

In Romania the credit market has shown very high growth rates albeit from a small base. Accession to the EU, and with it access to lower import tariffs on consumer goods, is likely to fuel further growth in the market for consumer credit.

2.2 Mexico

The Mexican consumer credit market is valued at US$124 billion; as such it is as large as the combined value of the four established central European markets. Compound annual growth in the period from 2003 to 2006 was strong at 20.5 per cent. per annum and there is a clear trend of accelerating demand for credit.

With consumer credit contributing just 14.8 per cent. of GDP compared to the Central European markets' 19.2 per cent. and a non-prime market estimated to exceed 40 million adults, there remains substantial room for growth in the credit market.

---

(1) Aggregation of data from national banks.

2.3 Overview

Unless otherwise stated, market information has been sourced from EIU Market Indicators and Forecasts.

	Poland	Czech Republic	Hungary	Slovakia	Mexico	Romania
2006 GDP (US$ bn)	338.7	137.0	111.1	55.2	840.0	115.3
Population (million)	38.1	10.2	10.0	5.5	107.4	21.6
GDP per capita (US$)	8,883	13,405	11,135	10,133	7,818	5,326
2003 consumer credit market (US$ bn)	27.2	9.2	11.3	2.9	68.4	0.5
2006 consumer credit market (US$ bn)	64.6	25.4	24.9	9.1	124.3	9.1
2006 consumer credit market as % of GDP	19.1%	18.6%	22.4%	16.5%	14.8%	7.9%
2003 to 2006 consumer credit market CAGR	22.5%	31.1%	26.5%	36.5%	20.5%	134.8%

Poland

The Polish economy has the lowest per capita GDP of any of the Central European markets in which IHC operates, with a per capita GDP estimated to be approximately $8,883 at the end of 2006. The ratio of consumer credit to GDP, estimated to be 19.1 per cent. in 2006, is around the average for Central Europe. As with most other Central European countries, one of the growth dynamics in the Polish banking sector has been in the retail segment with consumer credit growing at an average rate of 22.5 per cent. per annum between 2003 and 2006.

Czech Republic

The Czech Republic is among the most developed economies in Central Europe supported by strong domestic demand and low inflation. Per capita GDP was estimated to be approximately $13,405 at the end of 2006, among the highest in Central Europe. The consumer credit market is considered to be one of the more developed in Central Europe but with a ratio of consumer loans to GDP estimated to be 18.6 per cent. at the end of 2006 it remains well below levels seen in the UK and western Europe. Consumer credit has grown by an average of 31.1 per cent. per annum from 2003 to 2006, benefiting from GDP growth.

Hungary

The Hungarian economy is among the more developed countries in Central Europe with per capita GDP of approximately $11,135. The consumer credit market is relatively under-penetrated but a ratio of consumer credit to GDP estimated to be 22.4 per cent. at the end of 2006 giving it the highest penetration of IHC's four established Central European operations. Growth in the market for consumer credit as a whole has been rapid, with credit issued growing from a low base by an average of 26.5 per cent. per annum from 2003 to 2006.

Slovakia

The Slovak economy is relatively well developed with per capita GDP estimated to be approximately $10,133 at the end of 2006. Slovakia is the only Central European country to be included in the Exchange Rate Mechanism II which it joined in late 2005, with the aim of entering the Eurozone in 2008. The consumer credit market remains underdeveloped and the ratio of consumer credit to GDP is estimated to be approximately 16.5 per cent. at the end of 2006 giving it the lowest penetration of IHC's four established Central European operations. The consumer credit segment as a whole has exhibited strong growth in recent years having grown by an average of 36.5 per cent. per annum from 2003 to 2006.

Mexico

The Mexican economy is less developed than its Central European counterparts with per capita GDP estimated to be $7,818 at the end of 2006. Its macroeconomic performance is closely tied to the US. The consumer credit market is relatively underdeveloped, with a ratio of consumer credit to GDP estimated to be 14.8 per cent. At the end of 2006; and fast growing, with consumer credit recording an average growth rate of 20.5 per cent. per annum between 2003 and 2006.

Please refer to paragraph 3.8 of Part III (The Business) for a discussion of IHC's competitive position in each of these markets.

Romania

Romania joined the European Union on 1 January 2007. The Romanian economy and banking market are much less developed than the economies and banking markets of Central Europe. Both per capita GDP (estimated to be $5,326 at the end of 2006) and the ratio of consumer credit to GDP (estimated to be just 7.9 per cent. at the end of 2006) are lagging well behind the corresponding ratios of the Central European countries in which IHC operates. The market for consumer credit has expanded rapidly from a very low base in recent years growing at an average rate of 134.8 per cent. per annum between 2003 and 2006.

PART III — THE BUSINESS

The financial information included in this Part III has been extracted without material adjustment from the financial information set out in Parts VII and VIII and from IHC's accounting records. Prospective IPF Shareholders should read this document as a whole and not rely on the summarised financial information set out below.

An investment in IPF Shares would involve certain material risks which, if they actually occur, could materially and adversely affect the Company's business, financial condition and/or results of operations. These risks are described in Risk Factors on pages 7 to 19 of this document.

1. Overview

Since 1997 IHC has successfully entered into six emerging markets. The four established central European markets are now profitable, earning profit before tax, for 2006 of £65.7 million and this success has allowed the investment in opening new markets in Mexico and Romania with start-up losses for 2006 of £12.1 million. IHC is well positioned to build on this success and to grow rapidly by optimising profits from its home credit product in its established Central European markets, developing the full potential of the markets currently under development (Mexico and Romania), expanding into further emerging markets and extending its offering of credit products to the non-prime market.

The home-collected credit product currently accounts for almost all of the business of IHC with pilot tests of other credit products being performed in Poland and the Czech Republic. Home-collected credit involves the provision of small sum unsecured cash loans (typically £50 to £700, depending on the market) normally repayable over 26 to 52 week terms. The loan is delivered to the customer's home by an agent (typically self-employed) who then calls at the customer's home every week to collect the repayments. Home-collected credit products are primarily purchased by customers in the non-prime sector who have limited access to mainstream credit, largely dictated by socio-demographic factors (as discussed in Part II (Industry Overview)).

2. History and corporate structure of the IPF Group

Following the Demerger, the IPF Group will comprise International Personal Finance plc (**"IPF"** or the **"Company"**) (a newly established public limited company which has been incorporated as the holding company) and International Home Credit (**"IHC"**).

IHC is currently the overseas home credit business of Provident Financial plc (**"Provident Financial"**), a UK listed FTSE 250 financial services company with a market capitalisation of approximately £2.0 billion as at 22 June 2007. On 8 March 2006 the board of Provident Financial announced that it was considering a separate listing for IHC to capture growth opportunities more effectively and confirmed this on 4 July 2006. Provident Financial has prepared a circular to PF Shareholders dated 25 June 2007 setting out its proposals relating to the Demerger and a general meeting of PF Shareholders has been called for 13 July 2007 to approve the Demerger.

Provident Financial has been engaged in the supply of small sum credit since 1880 and is the largest provider of home-collected credit in the UK. Provident Financial established IHC in 1997 to develop home credit in overseas markets and so provide new sources of growth to complement its UK home credit business. Since 1997, IHC has successfully developed six operations with rapid organic growth, achieving profit before tax and exceptional demerger costs in 2006 of £42.3 million. This profit is £3.9 million lower than the £46.2 million disclosed in the Provident Financial 2006 annual report and accounts due to the additional allocation of Provident Financial central overheads. The Polish business opened in 1997 with further operations following in the Czech Republic (1997), Slovakia and Hungary (2001), Mexico (2003) and Romania (2006). Plans are currently being developed to expand more rapidly into new, larger markets, which might include markets such as Russia and India.

IHC is headquartered in the UK and has six principal overseas subsidiaries, which run 179 branches across central and eastern Europe and Mexico and approximately 1.8 million customers. It also has a subsidiary in Guernsey which has provided guarantees over debt issued by certain members of the IHC Group and a subsidiary in the UK which has provided options over debt issued by certain members of the IHC Group. IHC has some 5,000 direct employees and also engages around 28,400 agents, of whom about 4,200 are employed.

Pursuant to the Demerger, IHC (comprising Provident International Holdings Limited and its wholly-owned subsidiaries) will be transferred to the Company. The following chart shows, in simplified form, the organisational structure of the IPF Group as it will be once the Demerger becomes effective:



International Personal Finance plc
International Home Credit ("IHC")
Provident International Holdings Limited
International Personal Finance Investments Limited
Poland
Czech Republic
Hungary
Slovakia
Romania
Mexico
Provident International Financial Services Limited
Provident International Credit Guarantee Management Services Limited

3. International Home Credit

With a view to long-term growth IHC intends to continue to expand, both in terms of new markets and new products. Whilst in the short term, new market entry start-up losses suppress earnings, the Directors believe that IHC's long term prospects and profitability depend on the right mix of starting up new operations, and maximising profitability in its more established markets, such as Poland and the Czech Republic. The IHC business model is considered in greater detail in paragraph 3.7(c) below.

3.1 Strengths

The Directors believe that the key strengths of IHC are as follows:

- **Proven, self-sufficient business model.** The basic home-collected credit model has been developed and refined in the UK over the past 127 years. IHC has benefitted from the significant knowledge and expertise transferred from the UK business and has adapted this successful business model to the particular requirements of each overseas market. IHC expects to generate substantial surplus capital from its established Central European businesses which it intends largely to invest in the development of new markets.
- **Experienced and successful management team.** IHC's management team has a strong track record, having been integral to the successful roll-out of the international home-collected credit business and growing combined revenues to £365.3 million in 2006 since IHC's inception in 1997. IHC expects to maintain its knowledge pool, as most of the senior management in the Provident Financial group with a significant involvement in the IHC business will be remaining with IHC, and to increase this by the continued transfer of skills to the large pool of talented overseas staff recruited since 1997.
- **Effective country entry and expansion model.** IHC is experienced in and has a successful track record of building substantial home-collected businesses from scratch in emerging markets. IHC has developed stringent selection criteria to enable it to effectively target countries with emerging economies that offer attractive returns with acceptable operating and financial risk. Initial small-scale pilot operations with low fixed-entry costs are then established to test the operating assumptions and to provide confidence as to long-term profitability whilst minimising financial exposure. Experienced teams are available to establish the administrative and physical infrastructure needed to roll-out to national scale once the pilot has successfully concluded.

- **Well-developed product offering with high customer satisfaction and retention.** IHC's home-collected credit products and charges are simply structured and transparent and its service is fast, personal and flexible. Customer acquisition is achieved through a multi-channel strategy employing a combination of field marketing techniques allied to extensive use of mass media. The evidence of the effectiveness of IHC's overall approach is that the average acquisition cost across its markets is just £14, compared to the average annual profit per customer of approximately £40. This equates to less than 5 per cent. of average annual issue value. To encourage customer retention, IHC employs direct mail strategies built around a bespoke customer relationship management system. Since inception, over 50 per cent. of IHC's customers have taken out more than one loan and, in 2006, over 75 per cent. of eligible customers took out a subsequent loan. This is the result of a number of factors, of which the two most important are high customer satisfaction (IHC has consistently enjoyed customer satisfaction ratings of 80 per cent. or more) and the 'low and grow' strategy of loan value management, whereby initial small value loans are gradually increased in size, which helps to prevent customers from overreaching their capability to repay.

- **Ability to build effective large scale agency forces.** IHC has the ability to build large networks of agents, who establish strong relationships with customers in their local areas through the weekly collections process and build up detailed pictures of customers' financial requirements and repayment capability. The personal service delivered to customers in their homes is a differentiating feature of IHC's business and the cornerstone of its success. As the experience of agents develops, they increasingly make improved lending decisions, resulting in better collections performance and lower levels of impairment. Recently this has been supplemented by three new strategies, namely application scoring, behavioural scoring and centralised, call centre based arrears management. By rolling out these techniques across its markets, IHC aims to reduce impairment as a percentage of revenue to around 25 to 30 per cent. in all its markets and IHC's experience during 2006 has quickly demonstrated that these techniques can augment and improve agent decision-taking and so improve credit performance.

- **Extensive agency networks and infrastructure.** IHC has proven expertise in establishing and managing substantial branch and agency networks. The full, national networks already established in Poland, the Czech Republic, Hungary and Slovakia, which comprise approximately 23,000 agents and 143 branches, enable cost effective national advertising coupled with fast, local service. This infrastructure will be further leveraged by the planned extension of the range of credit products offered.

- **Flexibility to adapt.** Emerging markets have less well-defined markets and legislative structures and so it is important to be able to adapt to changing circumstances. IHC's rapid and effective responses to the introduction of an interest rate cap in Poland and the suspension of lending by the PSZÁF in Hungary demonstrate this flexibility. In Slovakia, IHC's smallest market, the government is currently considering putting forward legislation to cap APRs. However, based on the current construction of the cap, IHC is confident that it will be able to adapt its products to minimise the impact of any such development.

3.2 Strategy

Following the Demerger, IHC's objective is to take advantage of the significant opportunities to capture growth in new and existing emerging markets. Whilst in the short-term, new market entry start-up losses suppress earnings, the Directors believe that IHC's long-term prospects and profitability will depend on the right mix of starting up new operations and maximising profitability in its more established markets, such as Poland and the Czech Republic. IHC's strategy to fulfil this objective consists of the following key elements:

- **Increase pre-tax profit from established Central European markets by 50 per cent. at maturity.** The Directors estimate that annual profits before tax of £95 million would be a reasonable target for the Central European markets once they reach maturity. This is expected to be achieved by growing customer numbers, using enhanced credit scoring techniques and increasing profit margins. Customer numbers are expected to continue to grow in the established markets as a result of increased penetration of the potential market. The average loan size is also expected to rise: firstly as a result of real rises in customers' per capita incomes and secondly because as the customer base matures a greater proportion of customers take longer, larger loans. These factors are expected to result in increased revenue driven by rising customer numbers and real increases in revenue per customer (with a long-term target of a 20 per cent. increase in revenue per customer). Operating costs per customer are expected to increase by less than revenue because of the fixed nature of part of the cost base and the increased revenue per customer, leading to increased profit margins.

- **Develop Mexico and Romania to achieve their full potential.** The Mexican operation has proved to be IHC's fastest growing business to date, with 297,000 customers as at May 2007. Mexico has a population of 107 million and an IHC-estimated target for a customer base of three million. The intention of IHC is to roll out the home-collected credit model on a regional basis, from the current two up to a maximum of five regions, each with a population of around 20 million. The Board believes that annual profits before tax of £90 million would be a reasonable long-term target once the Mexican market reaches maturity. Romania is currently in a pilot phase with full roll out of the business due to commence in July 2007. The Board estimates that a reasonable long-term target for the Romanian business would be 500,000 customers and annual profit before tax of £20 million.

- **Expansion into new territories.** IHC intends progressively to take advantage of the potential of several markets which could meet IHC's stringent selection criteria to launch pilot operations and, if successful, to invest in new markets. IHC has a target list of eight large markets: Russia, India, the Ukraine, Brazil, Turkey, Thailand, Vietnam and Argentina. Preparations for market entry into Russia are well advanced and, subject to confirmatory due diligence, is expected to occur in late 2007. India and the Ukraine are candidates for a pilot operation to commence in 2008. IHC will favour investing in new regions within existing countries ahead of commencing operations in a new country, in order to yield the highest returns, but it is nevertheless considering entering three to four new countries in the next five years. Other than for the effective management of tax and regulatory affairs, IHC does not intend to operate in the UK or other mature markets, given the difference in profile to IHC's current operations. In 2006, £12.1 million was invested in start-up losses in Mexico and Romania, which was equivalent to 22 per cent of the Group's profit before taxation before such start-up losses. The Board is planning to accelerate the rate of investment in developing new territories and currently it expects the Group to invest approximately £15 to £16 million in start-up losses in 2007. These losses in 2007 will principally relate to the continuing start-up losses from Mexico and Romania. Thereafter, in the medium-term, the Board's target start-up losses in developing new territories is expected to be broadly equal to 25 per cent. of pre-tax profits before such start-up losses, with an increasing amount of these losses relating to developing operations in additional new territories.

- **Extension of the product range.** Having incurred cost to acquire customers, the profitable retention of these customers is central to IHC's long-term strategy. Alongside the core weekly home credit product, IHC is therefore developing and piloting additional credit products that leverage off the agent and branch infrastructure of the home-collected credit business in order to retain current customers and attract new customers in the non-prime markets. Through this strategy, IHC expects to benefit from a growing existing and potential customer base, as these economies (and customers) evolve and become more sophisticated.

3.3 Agents and the home collection model

(a) Role of the agent

As the primary distribution channel for the business, IHC's agents represent the face of the business as the main access point for customers and are critical in the lending and repayment processes, from the perspective of both the customer and the business.

In most territories agents are self-employed and tend to spend part of their time (two or three evenings a week) engaged in this role. Whilst some agents run their agency as a full-time business and can build up a customer base of up to 200 to 300 customers, it is more usual for an agent to manage approximately 70 to 100 customers. At least once a week the agent will visit her local branch to meet with the Development Manager, where they review the week's agency performance and discuss business activity for the coming week. Agents carry out a number of vital functions:

New business. Supported by national marketing, the agent is the primary source of new business and an important channel for attracting new customers. In response to national marketing a customer will make contact with a call centre and will be referred to an agent. The agent will visit the customer, carry out the initial credit assessment (assisted by a set of credit criteria and, in some countries, credit scoring) and be the customer contact for the lifetime of the loan.

Development of relationship with customer. The personal service delivered by the agent enables the business to develop a detailed knowledge of the customer and her circumstances. The agent is therefore well-placed to ensure that a level of credit is only provided to those who can afford the repayments and is an important control in helping customers to avoid taking on too much debt while managing household budgets. The agent can also monitor a customer's circumstances and be responsive to home situations which may lead to missed repayments.

Collection of loan repayments from the customer's home. Regular collections at the customer's house reduce the effort, the cost (e.g. travel expenses) and time (which may be difficult alongside work and family commitments) incurred by the customer in making repayments. Weekly cash repayments are consistent with customer preferences for weekly budgeting in clear cash terms. Moreover, personal collections provide an external discipline for customers, helping them to keep their account in good order, an element that many find extremely beneficial.

Risk management. The agent network plays a key role in the management of bad debt levels. The initial home visit provides the agent with additional information (largely unavailable to remote lenders) that forms part of the credit assessment. With regular personal interaction the agent is also well-positioned to assess changes in the customer's financial circumstances more swiftly and more accurately than other types of lender. The home visit and development of customer relations therefore serves a dual-purpose, benefiting both the customer and IHC by preventing over-lending and keeping impairment costs at acceptable levels.

The agent is supported by IHC's credit controls and system driven lending proposals tailored to each client, further details of which are discussed in paragraph 3.6.

(b) Distribution network

Organisational structure

The nature of the organisational structure in each territory is a primary factor in the ability of IHC to deploy the business model on a town by town or region by region basis and grow the business in a controlled manner.

Standardised territory operating structure


1 Divisional Operations Manager
manages
3 to 5 Regional Operations Managers
who each manage
4 to 6 Area Managers
who each manage
4 to 7 Development Managers
who each oversee
10 to 15 Agents
who each serve
70 to 100 Customers (on average)

Development Managers (who are employees of IHC) have responsibility for the day to day running of agent networks whilst the Area Managers focus on achieving tactical business growth objectives. The

Regional Operations Managers fulfil a strategic and oversight role, identifying opportunities to achieve income objectives alongside the supervision of the Area Managers.

(c) Agent remuneration

With the exception of Hungary (where agents are employees for regulatory reasons), agents are self-employed and paid by IHC on a commission-only basis. IHC has designed the commission system to promote good quality, responsible lending by primarily rewarding the agent for the collection of repayments, rather than for total amounts lent. The agent receives a fixed payment for each new customer generated and a percentage of repayment amounts collected. It is in the best interests of agents to lend responsibly only to customers who can afford the regular repayments. Once a new market has settled down after initial roll-out, agents tend to earn 80 to 90 per cent. of their total commission income through collections and 10 to 20 per cent. through new customers.

(d) Engagement, development and retention of agents

Sources of agents. Agents tend to live in the same communities as their customers. They are engaged from a number of sources and, in the more established markets, they are often previous or existing customers. Alternatively, agents may be engaged as a result of a personal recommendation, local knowledge or having seen advertisements. Approximately 79 per cent. of agents are female.

Engagement. Prospective agents must undergo an interview and, depending on local legislation (including data protection) and market practice, police or home checks may be carried out. Agents must display excellent interpersonal skills.

All agents enter into an agent's agreement with the relevant IHC entity, which requires agents to comply with relevant consumer credit and data protection regulations. Agents are also prohibited from soliciting IHC customers and agents for a certain period of time following termination of the agreement.

Development. New agents attend an induction session on their first day followed by a 13 week development programme structured around a checklist of activities. Other development activity is conducted via seminars and classroom style sessions delivered via Area Managers. The main objective of this development is to ensure that agents are fully aware of relevant consumer credit legislation and IHC's need to comply with it. The development also focuses on the agent's role, personal safety, credit vetting, sales, collections, dealing with missed payments, arrears management and company policy. All new agents are accompanied by a Development Manager for their first few loans.

Retention. The key factors to the retention of an agent are well targeted engagement and effective support from the Development Manager. This is aimed at enabling the agent to rapidly increase her commission; there is a strong correlation between retention and well paid agents. Agents who consistently make poor lending decisions will therefore be unable to generate sufficient commission. Agent turnover, particularly in the first few months, can be high but IHC has not found it difficult to source agents.

(e) Monitoring of agents

Weekly reviews with Development Manager. The agent meets with the local Development Manager each week to discuss agency performance, customers and any issues or difficulties encountered by the agent. The meeting will include a consideration of applications for new loans, new customers and problems with arrears. Performance targets may also be set and reviewed, to include targets for amounts lent, missed payments, customer quality, arrears, new customers and collections. Most importantly the Development Manager will identify the information the agent requires to develop the profitability of her agency. This will include further development, local marketing initiatives such as leafleting and assistance in dealing with customers in arrears.

Anti-fraud measures. In parallel with the field team which manages the business, a security team is deployed to monitor the lending process in respect of fraudulent loans. The security team carry out both targeted and random spot checks on both customers and agents, and follow up on any suspicious transactions to minimise both customer and agent fraud.

(f) Personal security

Personal safety is closely monitored. Risk assessments are undertaken and care is taken with regard to the establishment of agencies in known high risk areas. IHC provides initial and on-going reviews of personal safety with agents to raise awareness of the personal safety issues they may face and guidance on how to deal with these situations. Advice is also provided in the form of a booklet and video/DVD.

3.4 Customers

(a) Customer profile

The typical customer of IHC is a homemaker, predominantly female (approximately 65 per cent.) and between the ages of 35 and 65. Most are employed part-time or are self employed with a regular, but below average income.

Typically, a customer is looking to borrow a small sum of money (typically circa £200) to meet an immediate, specific purpose and the customer does not want to borrow more than she needs. Uses of the loan range from balancing the household budget in a given month, to meeting school, medical or Christmas expenses, replacing or upgrading domestic appliances and aspirational purchases such as electronics, white and brown goods.

(b) Acquisition and retention of customers

Customer acquisition is achieved through a multi-channel strategy employing a combination of field marketing techniques (including leafleting and point-of-sale materials) allied to extensive use of mass media. The most effective mass media has proved to be television which has driven high levels of awareness and recognition. Latest independent research shows high levels of aided awareness at 79 per cent. in Poland, 75 per cent. in Hungary, and 66 per cent. in the Czech Republic.

Once awareness is achieved it makes the field marketing techniques more effective as customers trust and recognise the Provident name as a reputable company. It is estimated that 60 per cent. of new customer acquisitions come directly from agents who are supported by extensive multi-channel media advertising. In each location, IHC carries out six to seven carefully targeted leaflet campaigns per year and following receipt of the marketing material potential customers will make telephone contact to request a home visit. After word-of-mouth recommendations, leaflets have the greatest impact on the acquisition of new customers. In both cases the agency model provides a powerful acquisition tool: because the agents operate in their local communities, they act as a focal point for potential customers looking for a credit solution.

Internet sites designed for customer recruitment have recently been introduced in the central European markets and are expected to be a useful additional source of new customers.

Once the investment has been made in acquiring a customer, management attention switches to their retention. IHC employs direct mail strategies built around a bespoke customer relationship management system which enables highly targeted mailings to be carried out across key customer segments. There are seven key points in the customer's loan lifecycle which have been identified, which deliver strong response to sales messages and when allied to the segmented targeting provide a highly effective customer retention tool.

Since inception over 50 per cent. of IHC's customers have taken out more than one loan.

3.5 Products

(a) Overview

In each of its markets, IHC specialises in small cash loans typically in the range from £100 to £700 (sterling equivalent of local currency). The loans are unsecured and the customer is not required to provide a guarantor. For the core products, the loan application is a simple procedure with minimal paperwork and few formalities. The loan application clearly sets out the total cost of credit, the weekly repayment amount and the term of the loan.

The agent verifies basic income and outgoings information to establish the capacity of the customer to repay the loan and vets the customer application against a set of acceptance criteria and application risk credit scoring requirements. In addition the agent will form a view as to the character of the customer and whether they will repay the loan. For repeat customers, a behavioural scoring system based on repayment behaviour has been developed to assist agents with lending decisions and is being rolled out across most of IHC. Please see paragraph 3.6(a)(ii) for additional detail on this system.

(b) Current product range

IHC's products are designed to be extremely easy to understand and are transparent. Customers primarily base their borrowing decisions on the size of loan they require and how much they can afford to repay on a weekly basis. Loans are usually delivered to the customer at their home within 48 hours of the customer making contact.

The core weekly home-collected product offering of IHC is the key revenue driver, targeted at customers requiring a fast, small sum loan, usually in the non - prime market. A new customer will typically be able to borrow £75 to £225, which will be repayable over 26, 39 or 52 weeks. The size and term of the loan will vary according to the assessed creditworthiness of the customer. As a general rule new customers receive smaller loans repayable over shorter terms than established customers. Once the customer has established a good payment performance, higher values (typically from £100 to £700) for longer terms of 52 weeks (and 104 weeks in Poland) may be permitted for any subsequent loan.

The home credit service effectively comprises four cost elements:

- home based approval and delivery in cash of the loan;
- weekly collection service of loan repayments from the customer's home;
- interest charge for credit; and
- charge for flexible repayment which allows missed payments without additional interest or penalty charges.;

IHC's preferred approach is to combine all of these features into a single charge to the customer. Most customers prefer the simplicity and transparency of this approach and take comfort in the fact that the amount they owe can never increase as a result of missed payment. In addition, the flexibility to miss the occasional payment is a key feature that attracts customers to the home credit service.

In some markets (as a result of consumer credit legislation) it is necessary to charge separately for some elements of the service. In Poland a cap on interest rates at four times the Lombard rate was introduced in February 2006 and currently stands at 22 per cent. This required IHC to separate the charge for elements of the home credit service such that the agent home service is charged separately as an option and compulsory payment protection insurance, underwritten by a third party insurer, is provided to charge explicitly for the repayment flexibility inherent in the product. The total charge for the service and the resultant fixed weekly repayment is made clear to the customer to retain the simplicity and transparency of the offer. The modified product has been well received by customers and agents. In Hungary, legislation requires a small charge to be made for missed payments.

(c) Pricing

A number of factors determine the pricing model for home-collected credit. The prime driver is what the customer can and will pay, expressed as a weekly rate relative to alternative sources of credit and competitor rates.

IHC does not use customer specific risk-based pricing. Rather than adjust the pricing of each product depending on the customer risk profile, IHC manages risk through only targeting the larger advances repaid over longer terms at low risk customers.

Example pricing structure

The pricing structure of the Czech Republic business is shown below. For simplicity the example is based on a £100 loan.

Cost of credit per £100 lent

Term	Loan	Charge	Weekly Payment	Total Payment
26 week	£100	£48.18	£5.70	£148.18
39 week	£100	£60.00	£4.10	£160.00
52 week	£100	£66.45	£3.20	£166.45

The advertised rates for small sum credit tend to be much higher than those of mainstream lenders in the prime market. The price of home credit loans may therefore appear high in comparison to other forms of lending, but comparing price rates between different sizes and terms of loans can be misleading. Firstly, because fixed costs of administration are essentially the same for a small (say £200) loan as for a large (say £5,000) loan, those costs are much more significant in price terms for a small sum loan. Secondly, the APR measure is disproportionately sensitive to changes in the length of the loan term when that term is comparatively short (i.e. measured in weeks or months rather than years). Consequently, many credit providers will not provide small sums of credit and only quote APRs on loans of £1,000 or more. Finally, the charges shown above are for all elements of the home credit service whereas mainstream lenders will make separate charges for items such as penalty fees for late or missed payments and payment protection insurance.

(d) Extending the range of credit products

IHC aims to focus on the provision of credit products to non-prime customers. As the developing markets that IHC is targeting mature and per capita incomes rise, it can be expected that some existing home credit customers will move up to the prime market and to the near prime market segments. IHC does not have competitive advantage to compete with mainstream providers for prime customers but aims to meet the developing credit needs of non-prime customers by extending its range of credit products and building on its established agent and brand infrastructure.

IHC is piloting two new products with a view to extending its product range.

Currently pilot products in Poland and Czech Republic include a combination of the following features:

- monthly agent-collected repayments;
- remote collection of loan repayments (i.e. through the bank, post office or the internet);
- loan terms of up to 36 months; and
- larger value loans of up to £3,000.

3.6 Credit monitoring, arrears management and bad debt levels

(a) Credit controls and risk management

(i) New applications and application credit scoring

With new loan applicants the approach is to lend a relatively small amount and then increase the loan size with good payment performance. The lending decision relies heavily on the judgement of the agent who will undertake credit vetting of the customer and also will consider the customer's character and circumstances. This tried and tested method has recently been supplemented by the introduction of statistically based application scoring. This was successfully introduced in Poland in 2006 and will be rolled-out into other markets in 2007 and 2008.

(ii) Subsequent loans and behavioural credit scoring

Subsequent loans

Once a customer has established a good payment performance, it is possible for the customer to either refinance an existing loan over a longer term (to reduce the weekly repayment amount) or to take out a further loan with a greater weekly total repayment (providing it is still manageable for the customer) or, once an existing loan is fully repaid, to borrow a larger sum over a longer term.

Behavioural credit scoring

In 2006 IHC developed and implemented tailored behavioural credit scorecards in Poland, the Czech Republic and Slovakia and expects in due course to implement scorecards in Hungary, Mexico and Romania. The basic rationale underpinning the scorecard is that a person's past behaviour is indicative of future behaviour. By using a mathematical model to analyse a customer's characteristics, IHC "scores" each customer and predicts the likelihood of a default on future loans.

Each customer is scored weekly and customers with similar scores are banded together. The scoring is then used to create a risk matrix which agents use as a tool to inform repeat lending decisions. Suggested offers (where applicable) are printed on the agent's collecting list, setting out the parameters of maximum loan rates, values and loan term to be offered to each customer, based on the profile derived from the credit scoring process. These scoring techniques support the lending decision (and quality of that decision). Discretion of whether to lend remains in the hands of the agent, as she must make an assessment of the affordability of the offer generated by the credit scoring system and the customer's current attitude to borrowing. This judgement is based on the agent's knowledge of the customer's income and outgoings and of the customer's circumstances gained through the regular weekly visits.

As this system has been rolled out across Poland, the Czech Republic and Slovakia, it has become a powerful tool to segment customers thereby enabling the business to target repeat offers at lower risk customers and to reduce sales to high risk customers. Full roll-out of this system is a key part of the Company's objective to maximise returns from the established central European operations. A behavioural credit scoring system is currently being developed for Hungary, Mexico and Romania.

(b) Key metrics

As part of the credit control process, IHC routinely collates key metrics which enable management to monitor the effectiveness of the credit management processes and to adjust country or regional credit policies as required to maximise revenues and minimise the credit risk.

Through the periodic review of these key metrics IHC is able to identify new trends and look at these in depth to determine if a response is needed and what it should be.

(c) Arrears management and monitoring

Arrears are managed through a combination of visits, telephone calls and letters. Customers are visited weekly by the agent and, with support of their Development Manager, the agent will initially work to manage accounts in arrears. Given the higher credit risk profile of the customer base, the business expects a certain level of missed payments and factors this into product pricing and its response to missed payments. Accordingly, there is scope to take a flexible approach with late paying customers. A key factor in this approach is the personal relationship and detailed knowledge fostered by the agent.

A weekly list of arrears customers for the Development Manager to visit or call is generated automatically and the Development Manager will (by visit or call to the customer) try to establish the reason for the arrears (e.g. to ensure that missed payments are not simply due to the agent relationship having broken down) and try to manage the customer in tandem with the agent.

Customers that persistently fail to pay are referred to the central debt recovery department. Once the debt has moved into the central system, it is treated as written off and the agent will no longer visit the customer. However, the recovery department uses a combination of calls and letters and, in cases where there is a persistent refusal to pay (rather than an inability to pay), will bring in an external debt collection agency or take the customer to court.

During 2006, in Poland, a revised approach to arrears management using telephone contact from a call centre to supplement the work of the Development Manager was successfully tested. This will be introduced more widely in 2007.

3.7 Markets and competitive position

(a) Overview

IHC currently operates in six emerging markets: Poland, the Czech Republic, Slovakia, Hungary, Mexico and Romania. These markets share common features: strong economic growth, accompanied by a growing demand for consumer products, in conjunction with an underdeveloped supply of consumer credit. Part II above shows the penetration of consumer credit in each market.

The consumer credit industry in all these markets is dynamic, with both new players entering and increasing consolidation amongst existing providers. As explained above, the markets are as yet relatively un-segmented and, to some extent, competitive positions are transitory with some players likely to be serving customers in market segments that they will not occupy in the longer term. This situation has been evolving. In all IHC's markets at the time of its entry there has been a very small prime segment and large non-prime and unservable segments. The non-prime segments had in most markets been provided with credit from local banks and non-bank finance companies on a limited scale. At this stage, instalment credit provided at the point of sale to customers who could provide a guarantee was the most common source of credit. As the markets have developed, the extent and range of credit products provided to near prime customers has increased and the requirement for guarantors has reduced. At the same time, the size of the prime and non-prime segments in these markets has increased and the un-servable segments have reduced.

IHC has succeeded in establishing a strong, national market position in the non-prime segment in all of the Central European markets and has created the home credit category in all the markets it has entered. Local copycat home credit providers have emerged and offer some local, but not national, competition in the home credit category in all markets except Slovakia, where there is a national competitor. In the Central European markets, customers, particularly near prime customers, do now have a choice of credit products and providers and IHC has successfully faced active competition in these rapidly growing markets in recent years. In Mexico, the market is less developed but IHC believes similar trends can be expected in the future.

There are five key sources of product differentiation:

- **A personal service at home:** Agent home delivery and collection of loans is attractive to many customers and in addition it allows additional data to be collected to inform good lending decisions. The weekly agent visit fits well with the weekly budgeting cycle employed by non-prime customers and promotes a regular payment discipline.
- **Rapid service:** The agent service also allows customers to be rapidly fully credit vetted and loans to be provided (usually within 48 hours of first contact).
- **Flexibility:** Due to the close and regular agent-customer relationship IHC has the ability to be responsive to changes in customer circumstances which may lead to missed repayments. The flexibility for customers to miss payments and the understanding and non-judgemental approach to missed payments by agents is regarded positively by users of home-collected credit.
- **Inclusive:** Customers are typically on average to below average incomes and are not well served by banks.
- **Accessible:** IHC products accommodate those on low incomes who do not want or need to borrow large sums and want manageable repayments.

(b) Markets

(i) Poland

Customers	854,000*^Δ^	**Net receivables**	£164.1m*
Credit issued	£235.6m†^Δ^	**Revenue**	£185.0m†^Δ^

*As at 31 December 2006
†Year ended 31 December 2006
^Δ^Unaudited information sourced from IHC's internal management accounting records.

Poland is the largest of the Central European markets with a population of 38 million people. The consumer credit market is underdeveloped with consumer credit receivables representing about 19.1 per cent. of GDP but is growing rapidly with a CAGR between 2003 and 2006 of 22.5 per cent.

The Country Manager is Eddie Lawrenson. Eddie has worked for Provident Financial for 33 years in a variety of field and management roles both in the UK and Central Europe. He joined IHC in 1997 and as Vice President of the Polish business he helped shape its early development. In 2001 he moved to Hungary as Country Manager to set up and develop the Hungarian business which subsequently moved into strong profitability. Eddie returned to Poland in July 2006 and during 2006 under his leadership the Polish team substantially improved credit quality and laid the foundations for further growth in customers and receivables.

At the end of 2006 there were 854,000 customers each on average taking £276 during 2006. There were 13,600 agents and 2,030 employees operating in this country.

Poland: Credit product market share of non-prime market (measured by average value of loans outstanding)

Source of credit	Market share (2006 estimate)
Bank loan	40%
Store credit	27%
Short term cash loan (not bank)	21%
A loan from friend or family	13%

Source: Independent research by Synovate. Numbers do not total 100% due to rounding.

Research shows that bank loans are the most widely used form of consumer credit taking a 40 per cent. share of the average amount of loans outstanding followed by store credit with 27 per cent. This is indicative of the growing consumerism shown across Poland with strong demand for white goods and electricals. The short term cash loan segment in which IHC is a major player takes a 21 per cent. share of the average amount of loans outstanding. Family and friends at 13 per cent. has declined substantially over the past five years as other, more formal, sources of lending have become available.

(ii) Czech Republic

Customers	254,000*^Δ	**Net receivables**	£64.6m*
Credit issued	£97.4m†^Δ	**Revenue**	£60.7m†^Δ

*As at 31 December 2006
†Year ended 31 December 2006
^ΔUnaudited information sourced from IHC's internal management accounting records.

The Czech Republic has a population of 10 million people. The consumer credit market remains underdeveloped with consumer credit receivables representing 18.6 per cent. of GDP in 2006 but is growing very rapidly with 31.1 per cent. CAGR between 2003 and 2006. IHC commenced operations here in 1997, with national coverage of 25 branches achieved in 2000. By the end of 2006 there were 254,000 customers of the Czech business, each borrowing an average sum of £383. 3,400 agents and 580 employees operated in this country at this time.

The Country Manager is Kenny McPartland. Kenny has worked for Provident Financial for a total of 21 years in a variety of home credit roles in both the UK and Central Europe. He joined IHC in 1998 and managed field operations in the Czech Republic. He was then promoted to Operations Director before moving to Slovakia in January 2001 to set up the Slovak business. He returned to the Czech Republic as Country Manager in November 2002 and subsequently became responsible for Slovakia at the start of 2006.

Czech: Credit product market share of non-prime market (measured by average value of loans outstanding)

Source of credit	Market share (2006 estimate)
Bank loan	38%
A loan from friend or family	24%
Store credit	22%
Short term cash loan (not bank)	16%

Source: Independent research by Synovate

Banks have developed a 38 per cent. share of the market through a combination of overdraft facilities and loan products. This is facilitated by high bank penetration which is estimated at 64 per cent. Informal lending through family and friends retains a large share of the value of credits issued in the Czech Republic at 24 per cent. Typically, however, these are very small sums for emergency purchases. Within the cash loan segment the use of such informal lending has been greatly reduced in recent years as consumers turn to formal loans.

Store credit accounts for 22 per cent. of amounts outstanding and the short term cash loan segment (in which IHC is a major player) accounts for 16 per cent. of the consumer credit market.

(iii) Hungary

Customers	284,000*△	**Net receivables**	£60.1m*
Credit issued	£102.7m†△	**Revenue**	£70.6m†△

*As at 31 December 2006
†Year ended 31 December 2006
△Unaudited information sourced from IHC's internal management accounting records.

Hungary has a population of 10 million people. The consumer credit market remains relatively underdeveloped with consumer credit receivables representing 22.4 per cent. of GDP in 2006 but is growing rapidly with 26.5 per cent. CAGR between 2003 and 2006. Pilot operations began in Hungary in 2001 and full geographic coverage of Hungary was completed in 2004 with 24 branches. By the end of 2006 there were 284,000 customers of the Hungarian business, each borrowing an average sum of £362 during 2006. 4,200 fully employed agents and 760 employees operated in this country at this time.

The Country Manager is Balazs Pap who is an Hungarian national. Balazs joined Provident Financial in April 2001 as Operations Manager and progressed to Operations Director before becoming Country Manager in 2006. His prior career was with Budapest Bank and Citibank in Hungary.

Hungary: Credit product market share of non-prime market (measured by average value of loans outstanding)

Source of credit	Market share (2006 estimate)
Bank loan	43%
Store credit	26%
Short term cash loan (not bank)	17%
A loan from friend or family	13%
Other	1%

Source: Independent research by Synovate

Bank loans lead the market and have a strong 43 per cent. share of the average amount of loans outstanding.

Increasing activity in the store credit arena has seen this segment grow to 26 per cent. at the expense of informal lending patterns, demonstrating growing consumer demand for more formal credit products.

The short term cash loan segment accounts for 17 per cent. of the credit market and IHC is the largest player in this segment.

(iv) Slovakia

Customers	131,000*△	**Net receivables**	£23.1m*
Credit issued	£39.2m†△	**Revenue**	£22.3m†△

*As at 31 December 2006
†Year ended 31 December 2006
△Unaudited information sourced from IHC's internal management accounting records.

Slovakia is the smallest of the Central European markets with a population of 5.5 million people. The consumer credit market remains underdeveloped with consumer credit receivables representing 16.5 per cent. of GDP in 2006 and is growing rapidly with 36.5 per cent CAGR between 2003 and 2006. Pilot operations in Slovakia commenced in the first half of 2001 and reached national coverage in 2004 with 12 branches. By the end of 2006 there were 131,000 customers each borrowing an average sum of £299 during 2006. 1,800 agents and 330 employees operate in this country. The management infrastructure is shared with Czech Republic in order to secure economies of scale and the Country Manager is Kenny McPartland

Slovakia: Credit product market share of non-prime market (measured by average value of loans outstanding)

Source of credit	Market share (2006 estimate)
Bank loan	39%
Store credit	25%
A loan from friend or family	18%
Short term cash loan (not bank)	17%
Other	1%

Source: Independent research by Synovate

Bank loans lead the market and have achieved a 39 per cent. share.

With a 25 per cent. share Slovakia has a strong store credit industry with a number of local players establishing themselves alongside the international credit providers. These are predominantly urban based and do not have full national coverage.

Loans from friends and family account for an 18 per cent. share showing that the market has some way to go to maturity. This will reduce as more formal credit products become available.

The short term cash loan segment has three national players, including IHC, and accounts for 17 per cent. of the credit market.

(v) *Mexico*

Customers	252,000*△	**Net receivables**	£18.1m*
Credit issued	£48.1m†△	**Revenue**	£26.4m†

*As at 31 December 2006
†Year ended 31 December 2006
△Unaudited information sourced from IHC's internal management accounting records.

Mexico is a large, emerging economy with a population of 107 million that offers significant growth opportunities for IHC. The consumer credit market remains underdeveloped with consumer credit receivables representing 14.8 per cent. of GDP in 2006 but is growing rapidly with 20.5 per cent. CAGR between 2003 and 2006. The Mexican business commenced with a pilot operation in the city of Puebla in 2003 and, following its successful evaluation, the business is now rolling out across the region towards Veracruz in the east and Acapulco in the west. Mexico has been divided into five separate regions for the purposes of roll-out under Stage 3, each region having a population of around 20 million. In parallel with the roll-out across the Puebla-Veracruz region, expansion into a second (the Guadalajara-Leon region) began in November 2005. Both operations are growing rapidly with 21 new branches opened in 2006. Customer numbers in Mexico already exceed 250,000 and credit issued in 2006 totalled £48.1 million, making Mexico the fastest developing new market in IHC.

The Country Manager is Steve Ford. Steve's career with Provident Financial started 30 years ago as an agent in the UK. He progressed through all levels of management, ultimately becoming the Managing Director of the UK home credit business of Provident Financial in November 2002. Between 1997 and 2002 he worked for IHC as country manager of the Polish business. He set up this business and developed it to over 600,000 customers, before returning to the UK. Steve took early retirement from the UK business in early 2006 but returned to IHC in January 2007 as Country Manager for Mexico. Since his return Steve has refreshed the management team and focused heavily upon improving the training, recruiting and retention of staff and agents, improving credit quality and laying sound foundations for further territorial expansion within Mexico.

Start-up losses amounted to £3.1 million in 2005 rising to £9.7 million in 2006 with the development of the second region. During 2006, average credit issued per customer was £191.

Mexico: Credit product market share of non-prime market (measured by average value of loans outstanding)

Source of credit	Market share (2006 estimate)
Bank loan	33%
Short term cash loan (not bank)	26%
Store credit	25%
A loan from friend or family	16%

Source: Independent research by Synovate

In common with other emerging credit markets a large part (16 per cent.) of Mexican lending is informal through friends and family. This is largely due to a lack of access to formal alternatives with bank loans and overdrafts being effectively restricted to only the highest economic groups.

Store credit is popular with a share of 25 per cent.

The 26 per cent. short term cash loan segment in which IHC operates also includes the pawn shop networks which have for the past decade been the only alternative to friends and family for the non-prime consumers.

80 per cent. of banks are foreign-owned (international banks such as GE, HSBC and Santander have entered the Mexican market in the last three to five years) and overseas owners have been investing in systems and applying international standards to the Mexican market.

There are few mainstream competitors competing in the non-prime cash loan market. Whilst a number of mainstream lenders, such as HSBC and Banco Santander, have entered the Mexican market in the past two to three years their focus has been on core banking and loan products aimed at the prime market. However, there are signs that these lenders are starting to focus on lower demographic segments.

In the non-prime cash loan market the principal competitors include GE Money and Financiera Independencia (of which a minority shareholding was acquired by HSBC in 2006). There are also a number of large local operators, notably Elektra and Banco Azteca, providing store credit and cash loans primarily for white goods and cash loans, and traditional pawn brokers.

(vi) Romania

Customers	6,000*Δ	**Net receivables**	£1.0m*
Credit issued	£1.3m†Δ	**Revenue**	£0.3m†

*As at 31 December 2006
†Year ended 31 December 2006
ΔUnaudited information sourced from IHC's internal management accounting records.

Romania is situated in South Eastern Europe and has a population of 22 million people. The Romanian consumer credit market is still very underdeveloped with consumer credit receivables representing just 7.9 per cent. of GDP in 2006 but is growing very rapidly with a 134.8 per cent. CAGR between 2003 and 2006. Up until 2002, commercial banks in Romania were focused mainly on the corporate segment. In 2002, when it was clear that the economy was finally emerging into conditions of greater stability and growth, banks increasingly turned their attention towards the retail market.

The Romanian pilot commenced trading in April 2006 and at the end of 2006 had 6,000 customers, 180 agents and 80 employees operating from four branches in and around Bucharest. The pilot has been a success and full national roll-out is due to commence in July 2007.

The Country Manager is Steve Rice. Steve has worked for Provident Financial for 28 years in field and management roles in both the UK and Central Europe. He joined the Polish business in 2001 to coach and develop local employees. In early 2004 he was promoted to Country Manager for Slovakia and in April 2006 he moved to Romania as Country Manager to set up and develop the Romanian Business.

Romania: Credit product market share of non-prime market (measured by average value of loans outstanding)

Source of credit	Market share (2006 estimate)
Bank loan	33%
Short term cash loan (not bank)	28%
Store credit	27%
A loan from friend or family	11%
Other	1%

Source: Independent research by Synovate

Although the use of credit remains very low, those Romanians who do borrow have rapidly embraced the formal lending channels being offered to them. Despite being the newest credit market, only 11 per cent. use friends and family as a source of credit. Use of bank loans (33 per cent.) and store credit (27 per cent.) is on a par with Central European markets. The short term cash loan sector, however, takes a large share of the average amount of loans outstanding with 28 per cent.

(c) New Market Selection

The process of evaluating new countries is continual. IHC maintains and updates a list of countries that it believes are potentially suitable for home-collected credit and which, in due course, the business may test with a pilot operation. This approach has served IHC well since it started operating in 1997 and has enabled IHC to grow from £7 million of losses on £116 million of credit issued in 2000 to 1.8 million customers with £42.3 million profits before tax and exceptional demerger costs on £524 million of credit issued in 2006 (this profit is £3.9 million lower than the £46.2 million disclosed in the Provident Financial 2006 report and accounts due to the additional allocation of Provident Financial central overheads).

Each new market is developed through the following stages:

- Stage 1: High level research
- Stage 2: Detailed research and selection
- Stage 3: Low cost piloting
- Stage 4: Full scale launch and roll-out
- Stage 5: Maximising profitability

Of IHC's six operations, Poland, Czech Republic, Hungary and Slovakia are now at Stage 5, with no further branch openings envisaged. Mexico is currently in Stage 4 and Romania about to enter Stage 4.

(i) Stage 1: High level research

For the 60 or so developing countries with populations of eight million or above (but excluding subsistence economies), market potential is assessed according to the following seven key criteria:

(1) Population size
- Is the target market large enough to represent a worthwhile opportunity?

(2) Legislation framework
- Is it broadly supportive?
- Are there regulations that could make lending difficult?

(3) The rule of law
- Could agents operate safely?
- Would corruption be a problem?
- Are property rights protected?

(4) Funding
- Is it possible to fund receivables with local currency borrowings?

(5) The national economy
- Are the trends in GDP growth and interest rates favourable?
- Is the economy sufficiently stable?

(6) Individual wealth
- Could customers afford to borrow enough to give sufficient profit?

(7) Political conditions
- Is the country politically stable?

Having assessed targets against the criteria and ranked the possible targets, IHC shortlists what it considers to be the best opportunities for more detailed research. This activity is relatively low cost and involves desk research (reviewing published information and market research reports) and limited in-country research (making contacts, obtaining legal, tax and accounting advice). IHC carefully chooses a shortlist of markets for further detailed research particularly favouring large, emerging markets with underdeveloped consumer credit markets.

(ii) Stage 2: Detailed research and selection

The shortlist of candidates from stage 1 are then subject to detailed research by IHC's specialist in-house team assisted by lawyers, accountants and market research consultancies. Detailed market research is conducted to evaluate the size of the market, competition and pricing. Employment and property costs are evaluated in detail and the availability of suitable, well educated staff and agents is investigated. Regulatory authorities are approached and the home credit operating model is explained to understand all relevant regulatory issues. Local currency banking facilities commitments are secured. All of this is condensed into an operating plan and financial forecast and a full written presentation is made to IHC's senior management and if, approved, a pilot operation is sanctioned.

(iii) Stage 3: Low cost piloting

The pilot stage is used to provide proof of feasibility of an operation and refinement of the operating and financial model before roll-out, while still limiting the costs and risks to IHC.

A core ex-patriate team of two to four managers drawn from across the countries that comprise IHC will be sent to run the pilot. For instance in Romania the country manager is British with experience in Central European markets whilst the Operations director came from the Polish business and two senior managers were drawn from the Hungarian business. In addition a temporary multi-disciplinary team covering accounting, human resources, administration, marketing and legal will be assembled for a short period to implement the core systems required to run the business and to train local staff. These two teams will recruit and train future managers and develop all the local training and advertising materials. From this basic platform the team builds up administrative capacity and begins to source and develop agents and acquire customers. The business also learns how to operate most effectively within the local culture and whether adjustments to the basic business model are required. As the business grows, agents develop greater knowledge and experience and will acquire more customers, with a corresponding investment in the loan portfolio.

(iv) Stage 4: Full scale launch and roll-out

Roll-out is a high investment phase, but is only undertaken after a successful pilot phase. After a period of 18 months to two years the results of the pilot are formally evaluated. At this stage there will be two or three branches with small satellite operations testing demand in the surrounding area. In all there will be about 30,000 customers. This provides a substantial amount of evidence on which performance can be evaluated and from which financial forecasts can be produced. If the findings from the pilot are positive formal approval to progress to roll-out is given. Not all countries have progressed through to the next stage. In addition to the current six countries of operation, a South African business was commenced in 1998 but, following a strategic review in 2000 of the pilot operation Provident Financial concluded that the market did not fit with the business model due to difficulties in finding sufficient numbers of high-quality agents and closed it down in 2001.

For successful pilot operations the next step is to roll the business out across all or part of the country. Concentrating on urban areas, branches are opened one-by-one in new locations using staff drawn from existing branches. The rate of opening can be varied depending on local conditions but often runs at one branch opening each week or fortnight during the peak of the national roll-out. Marketing is used to source both agents and customers, initially using leafleting and other media that is highly localised. As geographic coverage increases regional radio and television advertising can be deployed and when national coverage is achieved national television and radio can be used. Customers are initially offered small loan amounts for short loan repayment terms (e.g. 13 or 26 weeks). As customer numbers grow and customers apply for subsequent loans, the loan portfolio progresses from small, initial loans to larger ones over longer repayment terms. Roll-out is complete once the branch network is fully open in a country.

(v) Stage 5: Maximising profitability

Once roll-out is complete, the profit maximisation stage is then directed at growing customer number and agent round sizes and increasing average balances per customer to increase profit margins. Many of the costs of the branch network are fixed and so the performance of the business is highly geared to increased revenue in this stage of development. This drives the business rapidly through breakeven into profit and maximising profitability thereafter.

(d) New Country Entry programme

IHC has a successful track record in choosing and entering new markets. The Romanian pilot has recently been evaluated and is due to move into roll-out in July 2007. IHC has sufficient internal resource to add further new markets as well as supporting the roll-outs in Mexico and Romania and so has completed research on two potential new markets for entry in late 2007 and 2008 and has continuing research underway on a further market.

Current candidate countries

IHC has carried out detailed research on Russia and India and is conducting similar research on the Ukraine. Comparable research on Brazil is scheduled for later in 2007. These have all met the initial criteria for market potential and the Directors believe that expansion into any of these four countries could lead to significant long term growth in IHC. All candidate countries are enjoying economic growth and expanding consumer credit markets. Research suggests very early estimates for the potential size of the home credit markets as 3 million in Russia and 5 million in India.

IHC would need to operate as a bank in Russia and the acquisition of a small bank costing in the region of £3 million to £5 million is being investigated. In addition there are a small number of important structural and operating issues that need to be agreed with the Central Bank of Russia before country entry. Subject to satisfactorily concluding these issues, the Company intends to commence a pilot in the Russian market commencing in the later part of 2007.

In India, a smaller market test is intended to confirm the most effective operating model. This is scheduled to commence in 2008. The combined costs of these initiatives in 2008 is planned to be approximately £8 million.

3.8 Current trading and prospects

IHC has made a strong start to 2007 across all markets. The strong improvement in credit quality seen in Poland during the latter part of 2006 has continued, and the investment in expanding the agent force during the last quarter of 2006 has resulted in a return to customer growth during the last three months. The other Central European markets are also performing well, with steady customer growth and good credit quality.

In Mexico, the main focus has been to improve the quality of the business before re-commencing the branch network expansion. Nonetheless, customer numbers have expanded strongly, by 45,000 to 297,000 in total by the end of May 2007, from the existing infrastructure. An improved collections performance has been seen across the Puebla region, aided by stronger controls over new credit issued and significantly improved staff retention which is now at Central European levels. Guadalajara, the second region under development, continues to perform well. The start-up losses for Mexico in 2007 are expected to be broadly similar to those in 2006.

The Romanian pilot continues to perform very well. Rates of customer recruitment are in the line with expectations and customers now exceed 13,000. Credit quality also remains good. National roll-out later in 2007 has recently been approved and it is expected that the investment in start-up losses in 2007 will be £3 to £4 million.

The Company expects its effective tax rate for 2007 to be approximately 30 per cent.

PART IV — DIRECTORS AND CORPORATE GOVERNANCE

1. Directors

The following tables set out information relating to each of the Directors as at the date of this document.

1.1 Directors

Name	Position	Age
Christopher Rodrigues	Executive Chairman	57
John Harnett	Chief Operating Officer	52
David Broadbent	Finance Director	38
Ray Miles	Deputy Chairman and senior non-executive director	62
Charles Gregson	Non-executive director	60
Tony Hales	Non-executive director	59
Nick Page	Non-executive director	54

The business address of each of the Directors is c/o Number Three, Leeds City Office Park, Leeds LS11 5BD.

1.2 Director profiles

Christopher Rodrigues CBE, Executive Chairman

Graduated with a degree in economics and economic history and an MBA. He joined the board of Provident Financial in January 2007 as Joint Deputy Chairman and Chairman of IHC. He is a non-executive director of Ladbrokes plc and Chairman of VisitBritain. Between 2000 and 2004 he was Chief Executive of Bradford and Bingley and was formerly Chief Executive of Thomas Cook. He is also a former President and Chief Executive of Visa International and was a founding board member of the Financial Services Authority.

John Harnett, Chief Operating Officer

Qualified as a chartered accountant in 1981 having graduated in business studies. He joined the Provident Financial group in 1999 and was appointed by the Board as Finance Director. He became Managing Director of IHC in May 2006. He has previously held positions as Finance Director of Allied Colloids PLC and of Holliday Chemical Holdings plc.

David Broadbent, Finance Director

Qualified as a chartered accountant in 1993 having graduated with a degree in classics and an MBA. He joined Provident Financial's International Division in 1999 as a Senior Project Manager and was appointed Divisional Financial Controller of IHC shortly thereafter. He was appointed Divisional Finance Director of IHC in 2003 and is also responsible for IT services. David was previously a Senior Manager with PricewaterhouseCoopers.

Ray Miles, Deputy Chairman and senior non-executive director

Graduated with a degree in economics and an MBA. He joined the board of Provident Financial in 2004. He is a non-executive director of Southern Cross Healthcare Group plc and an advisory director of Stena AB of Sweden. He is also Chairman of Devon Community Foundation. He was formerly Chief Executive of CP Ships Limited.

Charles Gregson, non-executive director

Qualified as a solicitor in 1972 having graduated in history and law. He joined the board of Provident Financial in 1995 as a non-executive director and was appointed Deputy Chairman in 1997. He is a director of United Business Media plc and has had responsibility for a number of businesses (including film studio management, consumer finance, stock photography, market research and news distribution). In addition he is non-executive Chairman of ICAP plc.

Tony Hales, non-executive director

Graduated in chemistry. He joined the board of Provident Financial in October 2006 as a non-executive director. He is currently Chairman of each of British Waterways, Workspace Group plc and NAAFI Limited and a non-executive director of SIS Group Limited. He has previously served as a non-executive director of Welsh Water plc, Aston Villa plc, HSBC Bank plc, Reliance Security Group plc and David Halsall International Limited and as Chief Executive of Allied Domecq plc.

Nick Page, non-executive director

Qualified as a chartered accountant in 1977 having graduated with a degree in philosophy, politics and economics. He was appointed as a consultant to Provident Financial in April 2007, which appointment will terminate on 15 July 2007. He was formerly Chief Operating Officer of Travelex plc and previously held positions as Managing Director of Hambro Insurance Services plc, an executive director of Hambros Bank and Joint Deputy Chairman of Hambro Group Investments. He has also served as a non-executive director of MoneyGram International Limited.

2. Corporate governance

The Board supports high standards of corporate governance. However, on Admission, the Company will not fully comply with the corporate governance requirements of the Combined Code, as it will have an Executive Chairman and Chief Operating Officer. This arrangement has been chosen to ensure the IPF group has the depth of management resource needed to support its ambitious expansion plans. Whilst the Chief Operating Officer will be responsible for the day to day management of the IPF Group, the Executive Chairman expects to devote at least three days a week to his role with the Company and be more intensively involved in the development of the Company's strategy and stakeholder relationships than would typically be the case for a chairman. In all other respects, the Company expects to comply in full with the requirements of the Combined Code and will include in its next annual financial report a statement on the extent to which it has done so and setting out the reasons for any non-compliance.

The Board intends to meet at least seven times per year and may meet at other times at the request of any Director.

The Board has established four principal committees, the Audit and Risk Committee, the Remuneration Committee, the Nomination Committee and the Disclosure Committee, each of which will operate within written terms of reference approved by the Board. These terms of reference are summarised below.

Following Admission, the Company intends to comply with a code of securities dealings in relation to the IPF Shares equivalent to the Model Code published in the Listing Rules. The code will apply to the Directors and relevant employees of the IPF Group.

2.1 Audit and Risk Committee

Members

Nick Page (Chairman)
Tony Hales
Ray Miles

Terms of reference

(a) Membership

1. The Committee will be appointed by the Board from amongst the independent non-executive directors of the Company (one of whom should have recent and relevant financial experience) and will consist of not fewer than three members. A quorum will be two members. A duly convened meeting of the Committee at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions vested in or exercisable by the Committee.
2. Membership of the Committee will be reviewed by the Board on an annual basis.
3. The Chairman of the Committee will be appointed by the Board. In the absence of the Chairman of the Committee, the remaining members present shall elect one of themselves to chair the meeting.
4. The Company Secretary will be Secretary to the Committee.

(b) Meetings

1. Meetings will be held not less than three times a year; and two of the meetings will be scheduled to review the half year and year end results respectively.

2. Only members of the Committee have the right to attend Committee meetings. However, other individuals such as the Chief Operating Officer, the Finance Director, other directors and representatives from the finance function may be invited to attend for all or part of any meeting, as and when appropriate.

3. Without prejudice to the foregoing provision, a partner of the Internal Auditors, the Finance Director and the Director of Group Accounting will be invited to attend meetings on a regular basis. The Chief Operating Officer will be in attendance as necessary. A partner of the External Auditors will attend when invited. However, at least once a year, the Committee will meet with the External Auditors and Internal Auditors without any executive director present.

(c) Authority

1. The Committee is authorised by the Board to investigate any activity within its terms of reference. It is authorised to seek any information it requires from any employee and all employees are directed to co-operate with any request made by the Committee.

2. The Committee is authorised by the Board if the Committee considers it necessary:

   (a) to obtain internal advice and outside legal or other independent professional advice;

   (b) to secure the attendance of outsiders with relevant experience and expertise; and

   (c) to incur reasonable fees and expenses, which will be paid by the Company.

(d) Duties

The duties of the Committee will be:

(A) AUDIT

(a) to make recommendations to the Board, for it to put to shareholders for their approval in general meeting, in relation to the appointment, reappointment and removal of the External Auditors and to approve the remuneration and terms of engagement of the External Auditors;

(b) to make recommendations to the Board in relation to the appointment, reappointment and removal of the Internal Auditors and to approve the remuneration and terms of appointment of the Internal Auditors;

(c) to agree with the External and Internal Auditors respectively, after they have consulted with line management, each year before the audits commence, the scope, approach and emphasis of their work;

(d) to review and monitor the External Auditors' independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements;

(e) to review and monitor the effectiveness of the Internal Auditors;

(f) to develop and implement policy on the engagement of the External Auditors to supply non-audit services, taking into account relevant ethical guidance regarding the provision of non-audit services by the External Auditors; and to report to the Board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken;

(g) to monitor the integrity of the financial statements of the Company, and any formal announcements relating to the Company's financial performance, reviewing significant financial reporting judgements contained in them. Without prejudice to the generality of the foregoing the Committee will review and challenge where necessary the final and interim announcements to the Stock Exchange for:

* compliance with accounting standards
* any changes in accounting policies and practices
* major judgemental areas and emerging issues
* significant adjustments resulting from the audit
* the going concern assumption
* all material information presented with the financial statements, such as the operating and financial review and the corporate governance statement (insofar as it relates to the audit and risk management)
* compliance with stock exchange and legal requirements;

(h) to discuss reservations arising from the interim and final audits and any matters which the External Auditors may wish to discuss (in the absence of management where necessary);

(i) to approve (and amend as necessary during the year) the internal audit programme;

(j) to consider the major findings of internal audit investigations and management's response, and ensure co-ordination between the Internal and External Auditors;

(k) to keep under review the effectiveness of the group's system of internal financial control and to report to the Board on an annual basis;

(l) to review the External Auditors' management letter and management's response;

(m) to review annually the reporting systems of both External and Internal Auditors to ensure that the flow of information is appropriate and timely;

(n) to review the arrangements by which group employees may in confidence raise concerns about possible improprieties in matters of financial reporting (or other matters). The Committee shall ensure that these arrangements allow proportionate and independent investigation of such matters and appropriate follow up action; and

(o) to consider other topics as requested by the Board from time to time.

(B) RISK

To review the work of the Risk Advisory Group[(2)] and in particular:

(a) to consider the nature and extent of the risks facing the Company, the extent and categories of risk which it is acceptable for the Company to bear, the likelihood of risks materialising, the Company's ability to reduce the incidence and the impact on its business of the risks which do materialise and the costs of operating particular controls relative to the benefit thereby obtained in managing the related risks;

(b) to review the risk register and to notify to the Board changes in the status and control evaluation of risks;

(c) to keep under review the effectiveness of the group's system of internal non-financial control, including operational and compliance controls and risk management, and to report to the Board on an annual basis; and

(d) to consider other topics relating to risk as requested by the Board from time to time.

(e) AGM

The Chairman of the Committee will be available to answer shareholders' questions on audit matters at the Company's Annual General Meeting (as requested by the Chairman of the Company).

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(2) Management are responsible to the Board for designing, implementing and monitoring the systems of internal control and providing assurance to the Board that it has done so. A Risk Advisory Group comprising the executive directors, the Director of Group Accounting and the Company Secretary will co-ordinate and lead this work.

(f) *Minutes*

The Secretary shall produce minutes of each meeting which will be circulated to members of the Committee and attendees and, once agreed, to all the other directors.

(g) *Reporting responsibilities*

The Chairman of the Committee shall report formally to the Board on its proceedings after each meeting on all matters within its duties and responsibilities. The Committee shall make whatever recommendations to the Board it deems appropriate on any area within its remit where action or improvement is needed.

(h) *Other*

The Committee shall, at least once a year, review its own performance, constitution and terms of reference to ensure it is operating at maximum effectiveness and recommend any changes it considers necessary to the Board for approval.

2.2 Remuneration Committee

Members

Ray Miles (Chairman)
Tony Hales
Nick Page

Terms of reference

(a) *Membership*

1. The Committee will be appointed by the Board from amongst the independent non-executive directors of the Company and will consist of not fewer than three members. A quorum will be two members. A duly convened meeting of the Committee at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions vested in or exercisable by the Committee.
2. Membership of the Committee will be reviewed by the Board on an annual basis.
3. The Chairman of the Committee will be appointed by the Board. In the absence of the Chairman of the Committee, the remaining members present shall elect one of themselves to chair the meeting. If the Chairman of the Company is a member of the Committee, he or she shall not be Chairman of the Committee.
4. The Company Secretary will be Secretary to the Committee.

(b) *Meetings*

1. Meetings will be held not less than three times a year.
2. Only members of the Committee have the right to attend Committee meetings. However, other individuals such as the Chief Operating Officer and external advisers may be invited to attend for all or part of any meeting as and when appropriate.

(c) *Authority*

1. The Committee is authorised by the Board if the Committee considers it necessary:
   (a) to obtain internal advice and outside legal or other independent professional advice;
   (b) to secure the attendance of outsiders with relevant experience and expertise;
   (c) to seek any information it requires from any employee of the Company in order to perform its duties; and
   (d) to incur reasonable fees and expenses, which will be paid by the Company.
2. The Committee shall appoint a firm of remuneration consultants to advise it; PROVIDED that the seeking of internal information and any brief to consultants regarding the executive directors' remuneration will be the subject of prior consultation between the Chairman of the Committee and

the Chief Operating Officer. Such information and work will be commissioned by the Committee through the Secretary to the Committee.

3. The Committee shall consult with the Chairman of the Company about the Chief Operating Officer's remuneration and with the Chairman of the Company and the Chief Operating Officer about the other executive directors' remuneration.

(d) Duties

1. The Committee shall consider and approve all aspects of the Company's remuneration policy for the executive directors, the Chairman and the Company Secretary (including pensions, share option schemes and other incentive schemes, the form of the standard contract of employment and termination payments) and shall make recommendations to the Board as a whole. Such recommendations and any decisions of the Committee are subject to approval by the Board. The Committee shall review the ongoing appropriateness and relevance of their remuneration policy.

2. Without prejudice to the generality of the foregoing, the Committee will ensure that the remuneration and conditions of service of the Chairman of the Company and executive directors support corporate objectives and shareholders' interests, represent value for money, reflect the performance of the Company and the individual directors (as appropriate) and can be properly communicated to shareholders and their representatives and the public, including the press.

3. Within the terms of the agreed policy, the Committee shall determine the individual remuneration packages for the executive directors (including bonus and other incentives), the Chairman and the Company Secretary.

4. The Committee shall agree a policy for the authorisation of expenses claimed by the executive directors and the Chairman and shall once a year review a schedule of expenses claimed by the executive directors and the Chairman in the preceding financial year of the Company.

5. The Committee shall once a year review the shareholdings of the Chairman of the Company and executive directors in the context of the shareholding guidelines.

6. The Committee shall make whatever recommendations to the Board it deems appropriate on any area within its remit where action or improvement is needed.

(e) Share Schemes

The Committee shall constitute the "Committee" for the purposes of any equity incentive schemes and shall grant awards pursuant to such schemes. The Committee shall determine allocation policies and performance share targets.

(f) Minutes

The Secretary shall produce minutes of each meeting which will be circulated to all members of the Committee, and, once agreed, to the Chairman of the Company and to the Chief Operating Officer.

(g) Communication

1. The Committee's conclusions will, in the case of the Chairman of the Company's remuneration package, be communicated by the Chairman of the Committee to the Chairman of the Company.

2. The Committee's conclusions will, in the case of the Chief Operating Officer's remuneration package, be communicated by the Chairman of the Company to the Chief Operating Officer.

3. The Committee's conclusions will, in the case of the other executive directors, be communicated by the Chief Operating Officer to the relevant executive director.

4. The Chairman of the Committee will not, as a matter of course, have a relationship with institutional shareholders and will not initiate contacts with them. He or she will, however, be available to answer queries from specific institutional shareholders at their initiative and will also be available to answer shareholders' questions on remuneration matters at the Company's Annual General Meeting (as requested by the Chairman of the Company).

5. The Committee will produce an annual report of the Company's remuneration policy and practices prior to its approval by the Board.

6. The Chairman of the Committee shall report formally to the Board on its proceedings after each meeting on all matters within its duties and responsibilities.

(h) Senior Management Group

The Committee will recommend and monitor the structure and level of pay for the Senior Management Group. For this purpose the structure of pay comprises the mix of basic salary, bonuses, options and other benefits and the level will be judged in relation to a broad assessment of market levels and a relationship with the remuneration of the executive directors.

(i) Exclusions

1. The Committee will not set the individual salaries of the Senior Management Group or other members of the senior management, although it will review and, if appropriate, comment on proposed salaries and salary changes.

2. The fees and expenses of the non-executive directors will be set by the Board as a whole.

(j) Other

The Committee shall, at least once a year, review its own performance, constitution and terms of reference to ensure it is operating at maximum effectiveness and recommend any changes it considers necessary to the Board for approval.

2.3 Nomination Committee

Members

Christopher Rodrigues (Chairman)
John Harnett (Chief Operating Officer)
Charles Gregson
Tony Hales
Ray Miles
Nick Page

Terms of reference

(a) Membership

1. The Committee will be appointed by the Board from amongst the directors of the Company and will consist of not fewer than three members, the majority of whom will be independent non-executive directors selected by the Board and will also include the Chief Operating Officer and the Chairman of the Company. A quorum will be three members, provided one of them is the Chairman of the Committee and that the majority are independent non-executive directors. A duly convened meeting of the Committee at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions vested in or exercisable by the Committee.

2. Membership of the Committee will be reviewed by the Board on an annual basis.

3. The Chairman of the Company will be the Chairman of the Committee. However, the Chairman of the Company shall not chair the Committee when it is dealing with the matter of succession to the chairmanship. In the latter case, and in the absence of the Chairman of the Committee, the remaining members present shall elect one of their number to chair the meeting.

4. The Company Secretary will be Secretary to the Committee.

(b) Meetings

1. Meetings shall be held at least once a year and at such other times as may be necessary.

2. Only members of the Committee have the right to attend Committee meetings. However, other individuals and external advisers may be invited to attend for all or part of any meeting, as and when appropriate.

(c) Authority

The Committee is authorised by the Board, if the Committee considers it necessary:

(a) to obtain outside legal or other independent professional advice;

(b) to secure the attendance of outsiders with relevant experience and expertise;

(c) to seek any information it requires from any employee of the Company in order to perform its duties; and

(d) to incur reasonable fees and expenses which will be paid by the Company.

(d) Duties

1. The Committee shall keep under review the structure, size and composition (including the skills, knowledge and experience) required of the Board compared to its current position and make recommendations to the Board with regard to any changes.

2. The Committee shall assist the Board in the process of selection and appointment of any new director, as and when required, and shall recommend to the Board the appointment of any new director.

3. Without prejudice to the generality of the foregoing the Committee shall, before an appointment is made to the Board, and after taking appropriate advice and consulting as widely as necessary:

   (a) evaluate the current balance of skills, knowledge and experience on the Board and draw up a specification for approval by the Board of the characteristics and skills of a suitable person required for a particular appointment;

   (b) in identifying suitable candidates, and other than in exceptional circumstances, use an external search consultancy or open advertising and take care that appointees have enough time available to devote to the position;

   (c) prepare a shortlist of candidates for the Board; and

   (d) formulate the proposed terms of appointment as a director of the successful candidate for approval by the whole of the Board.

4. The Committee shall consider, and if it thinks appropriate, recommend to the Board the extension of the term of office of a non-executive director.

5. The Committee shall consider the succession plan annually and report to the Board that it has done so.

6. The Chairman of the Committee shall attend the Annual General Meeting prepared to respond to any shareholder questions on the Committee's activities.

(e) Minutes

Minutes of the meetings of the Committee shall be circulated to all members of the Committee and, once agreed, to the Board unless a conflict of interest exists.

(f) Reporting responsibilities.

The Chairman of the Committee shall report formally to the Board on its proceedings after each meeting on all matters within its duties and responsibilities. The Committee shall make whatever recommendations to the Board it deems appropriate on any area within its remit where action or improvement is needed.

2.4 Disclosure Committee

Members

John Harnett (Chairman)
Dave Broadbent
Rosamond Marshall Smith

Alternates

Dave Broadbent or in his absence Rosamond Marshall Smith (as Alternate Chairman)
Richard Heels (for John Harnett)
Richard Heels (for Dave Broadbent)
Susan Tudor-Coulson (for Rosamond Marshall Smith)

Terms of reference

(a) Membership

1. The Committee will be appointed by the Board and will consist of not fewer than three members. A quorum will be two members. Each member shall have one or two alternates. Alternates may meet and form part of the quorum if two or more members of the Committee are on holiday, away from the office on business or otherwise unavailable in exceptional circumstances.

2. Membership of the Committee will be reviewed by the Board on an annual basis.

3. The Chairman of the Committee will be appointed by the Board.

4. The Deputy Company Secretary will be Secretary to the Committee.

(b) Meetings

Meetings will be held not less than three times a year.

(c) Duties

1. The Committee shall be responsible for ensuring that the Company's obligations pursuant to the Disclosure and Transparency Rules (as issued by the Financial Services Authority in July 2005 and amended from time to time) are carried out and that appropriate policies and procedures are in place.

2. Without prejudice to the generality of the foregoing, the Committee shall:

   (a) approve and keep under review the Company's procedures for the issue of announcements to the London Stock Exchange;

   (b) identify inside information and ensure it is notified to the London Stock Exchange in accordance with the Disclosure and Transparency Rules (or that delay is in accordance with those Rules);

   (c) where there is press speculation or market rumour regarding the Company, assess whether a disclosure obligation arises under the Disclosure and Transparency Rules;

   (d) ensure that effective arrangements are in place to deny access to inside information to persons other than those who require it for the exercise of their functions within the Company;

   (e) ensure that procedures are in place for the creation and maintenance of insider lists in accordance with the Disclosure and Transparency Rules;

   (f) ensure that procedures are in place for employees with access to inside information to acknowledge the legal and regulatory duties entailed and to be aware of the sanctions attaching to the misuse or improper circulation of such information;

   (g) ensure that procedures are in place for the notification to the London Stock Exchange of transactions by persons discharging managerial responsibilities and their connected persons; and

   (h) keep under review the Company's relationship and procedures for dealing with investors and analysts.

3. The Committee will, if practicable, refer to the Board:

   (a) any decision to make an unplanned announcement regarding trading; and

   (b) any decision to make an unplanned announcement regarding an event or development.

4. The Committee however has authority to take decisions without reference to the Board on these matters where a meeting of the Board cannot be convened.

(d) Minutes

The Secretary shall produce minutes of each meeting which will be circulated to members of the Committee and, once agreed, to the Board.

(e) Reporting Responsibilities

The Chairman of the Committee shall report formally to the Board on its proceedings after each meeting on all matters within its duties and responsibilities. The Committee shall make whatever recommendations to the Board it deems appropriate on any area within its remit where action or improvement is needed.

(f) Other

1. The Committee shall, at least once a year, review its own performance, constitution and terms of reference to ensure it is operating at maximum effectiveness and recommend any changes it considers necessary to the Board for approval.
2. The Committee is authorised to take external professional advice as necessary and, in particular, from the Company's external auditors, brokers and legal advisers.

PART V — OPERATING AND FINANCIAL REVIEW

The following review should be read in conjunction with IHC's historical financial information set out in Part VII (Financial Information and with Part VIII (Unaudited Pro Forma Financial Information). Historical financial information for IHC for the financial years ended 31 December 2004, 31 December 2005 and 31 December 2006 has been prepared on the basis of International Financial Reporting Standards ("IFRS").

This Part V (Operating and Financial Review) contains unaudited operating information in relation to IHC's business, which is derived from management accounts and other information systems in IHC for the relevant accounting periods.

This Part V (Operating and Financial Review) also contains forward-looking statements that involve risks and uncertainties. IPF Group's actual results may differ materially from the results discussed or implied from any forward-looking statements, as a result of factors which include those set out in the earlier section on Risk Factors in this document.

IFRS differs in certain significant respects from US GAAP. IHC has not prepared any financial statements in accordance with US GAAP, or prepared any reconciliation of its financial statements to US GAAP. The effect of any such differences may be material and, in particular, it may be that the total shareholders' equity and net income prepared on the basis of US GAAP would be materially different due to these differences.

Profit before tax

Profit before tax is operating profit from continuing operations after interest costs and other financing charges incurred by the business, but before taking into account tax charges on profits (net of any tax losses allowable).

Throughout the period under review (covering the financial years ended 31 December 2004, 31 December 2005 and 31 December 2006), there have not been any material operations which have been discontinued, nor have there been any operating items classified as exceptional and which might otherwise have been excluded from the calculation of profit before tax, other than £4.2m of demerger costs in 2006 which have been shown separately from other operating items in this Operating and Financial Review.

Figures shown for the audited profit before tax of IHC in the period under review have been extracted directly and without adjustment from the IFRS historical financial information shown in Part VII of this document. Management believes that profit before tax is an appropriate measure of the trading performance of IHC. However, following the demerger of IHC from Provident Financial, changes to the capital structure and costs of borrowing can be expected to result in interest and other finance charges payable which may differ materially in nature and amounts from those incurred by IHC before demerger.

Profit before tax on its own has limitations as an analytical tool and should not be considered in isolation from or as a substitute for a full analysis of IHC's results of operations as reported under IFRS. In particular, profit before tax does not reflect the significant tax expense on profits and associated cash requirements to pay tax on profits, which must be taken into account in establishing the extent to which profits accrue to shareholders.

1. Overview

IHC is an international leader in the provision of small sum consumer credit in emerging markets principally through the medium of home credit. The home credit know-how established within IHC is the cornerstone of its success, and has been built rapidly from a combination of:

- know-how transferred from Provident Financial's UK home credit business, and
- know-how developed in IHC since its inception in 1997, from the process of setting up home credit operations in seven countries and learning from a variety of local issues encountered.

With nearly a decade of operation, IHC now no longer needs the support of Provident Financial's UK home credit business, and can provide the know-how, financial and logistical support needed to develop established and new territories from within its own resources.

1.1 Geographic markets

IHC operates in the following geographic markets:

- Central Europe (Poland, Czech Republic, Slovakia and Hungary)
- Romania
- Mexico

1.2 Principal activities

The principal activity of IHC is that of a home credit provider in the small sum credit market. Home credit is distinguished from the provision of other forms of consumer credit in that it is delivered to and collected from the customer's home by self-employed agents (with the exception of Hungary where agents are employed). As part of a strategy to extend the weekly home credit product range, IHC has conducted a small amount of pilot activity during 2006 testing credit products with differing degrees of non-agent delivery and collection in Poland and the Czech Republic, typically with larger sums and longer loan terms than the standard home credit products. Volumes of this business in 2006 were not material in the context of IHC.

1.3 Revenue and profits growth

IHC has a record of rapid revenue growth, driven by (a) expansion within existing territories through growth in agent and customer numbers, and growth in average amounts lent to customers, and (b) entry into new territories. Even in 2006, when specific issues in Poland resulted in a decrease in revenue, other territories all demonstrated revenue growth. In each territory, early investment in staff and infrastructure creates start-up losses, but rapid revenue and margin growth subsequently drives each territory towards break-even and then profits growth.

Set out below is an analysis of IHC's revenue for the periods under review.

Revenue	2004 £m	growth	2005 £m	growth	2006 £m
Central Europe					
Poland*	165.5	24%	205.6	(10)%	185.0
Czech Republic*	45.9	16%	53.4	14%	60.7
Hungary*	46.3	50%	69.5	2%	70.6
Slovakia*	11.7	66%	19.4	15%	22.3
Total Central Europe	269.4	29%	347.9	(3)%	338.6
Mexico	1.8	494%	10.7	147%	26.4
Romania	—		—		0.3
Total	271.2	32%	358.6	2%	365.3

*Unaudited information sourced from IHC's internal management accounting records.

Set out below is an analysis of IHC's profit before tax for the periods under review.

Profit before tax	2004 £m	growth	2005 £m	growth	2006 £m
Central Europe	49.8	22%	60.7	8%	65.7
Mexico	(2.3)		(3.1)		(9.7)
Romania	—		—		(2.4)
UK central costs	(7.7)	—	(6.5)		(7.4)
	39.8	28%	51.1	(10)%	46.2
Provident Financial central overhead allocation	(3.0)	—	(5.5)		(3.9)
Profit before tax and demerger costs	36.8	24%	45.6	(7)%	42.3
Demerger costs	—	—	—		(4.2)
Total	36.8	24%	45.6	(16)%	38.1

All figures shown in the two tables above are reported in sterling at the exchange rates applicable for each of the years in question.

2. Current trading and prospects

A summary of IHC's current trading and prospects is set out at paragraph 3.8 of Part III (The Business) of this document.

3. Principal factors affecting results

3.1 Demerger and the basis of historic financial figures

The financial results for the years ended 31 December 2004, 31 December 2005 and 31 December 2006 as set out in Part VII of this document reflect the results of IHC as an operating division of Provident Financial. For the reasons set out below, this is not the same as the results that IHC would have shown if it had demerged from Provident Financial prior to that period.

The UK central costs include an allocation of costs from Provident Financial in each year that reflects a proportion of the cost of its corporate head office and a charge for the provision of Information Technology ("IT") services. However, as a result of its stand-alone status, IHC will in future need to incur additional expense to (a) provide central holding company support and (b) provide IT services to the business independently of such services historically provided by former fellow subsidiaries remaining with Provident Financial. This additional expense is not reflected in the historic results in Part VII of this document. The Directors expect that following demerger, the annual central costs of IHC will be approximately £5.2 million higher, of which £3.4 million relates to the costs of the corporate head office and £1.8 million to IT.

The costs of financing the IHC operations between 2004 and 2006 are those which arose while the IHC businesses were operating in a larger and more diversified group. The level of these interest and other financing costs would be expected to have been higher if IHC had been separate for those years. It should be noted that the cost of financing IHC going forward will also be affected by changes in its capital structure, most notably the beneficial impact of the capital contributions totalling £70.0 million made by Provident Financial prior to demerger. The directors estimate that the combined impact of the changes in financing arrangements and the capital contributions would have reduced the interest charge in 2006 by £2.8 million.

3.2 Stage of development of each of the emerging economies in which IHC operates

In the period from 2004 to 2006, the demand for consumer credit has been growing strongly in all of the markets in which IHC operates, fuelled by growth in per capita income, and increasing prosperity. This rising demand is discussed in more detail in the Industry and Markets overview in Part II of this document. As a result of this, and its ability to identify and attract those consumers whose credit needs it is well positioned to serve, IHC has experienced rapid growth in customer numbers and credit issued in all its markets, driven by rising demand and geographic expansion within those markets. The future results of IHC will be partly determined by the rate of economic growth in these economies. The Directors believe that there are significant growth opportunities if:

- customers' incomes (and therefore their ability to service larger loan balances) continue to increase; and
- large numbers of new customers can continue to be recruited from those currently unservable, but whose increasing prosperity enables them to enter the credit market.

The Directors also believe that further opportunities will be presented as these emerging credit markets become more clearly segmented. As credit history and bureau information become more prevalent, it is possible that mainstream lenders may tighten their lending criteria resulting in a clearly defined non-prime segment that IHC is well positioned to serve.

3.3 Stages in the growth sequence for each business unit

The IHC businesses follow a pattern of development phases which were set out in Part III of this document. Each phase has its own financial characteristics which can be broadly described for each new country as follows:

(a) Phase 1: High level research

- Costs are not material.

(b) Phase 2: Detailed research and selection

- Costs become material at around £0.5 million to £1.0 million per country.

(c) Phase 3: Low cost piloting

- Start-up losses of around £3.0 million to £6.0 million over a 12 to 24 month period.

- Fixed costs incurred for commencement of trading. A head office and a small number of pilot branches are established.
- Several hundred agents are engaged.
- At least 10,000 customers are recruited to provide a sufficient sample for meaningful analysis.
- If pilot operations are unsuccessful in proving the feasibility of the home credit business model in a particular territory, then further investment is curtailed at this point and closure costs are incurred. This occurred in 2001 with the closure of a pilot operation in South Africa.

(d) Phase 4: Full scale launch and roll-out

- The branch network is built rapidly during roll-out until the full target population in the country (or, in the case of Mexico, in each regional territory) is accessible from the branches.
- A large number of agents are engaged and developed, in groups as each branch opens.
- There is rapid growth in customer numbers.
- Customers initially receive relatively small loans repaid over short periods in order to test their willingness and ability to repay. On subsequent loans customers receive larger advances over longer periods and this drives up revenue per customer.
- Very high revenue growth rates are seen, but from a low base.
- Very high receivables growth rates are also seen, again from a low base.
- Costs per customer are relatively high but reduce as fixed infrastructure costs are spread over a larger customer base.
- Profit margins grow as revenue per customer rises and costs per customer fall.
- A period of high net investment and net cost against IHC's profit before tax.
- The breakeven point is passed when the volume of customers combines with the other trends above to deliver more revenue than costs. Profitability is then driven principally by further growth in customer numbers, increase in average amounts lent, change in mix towards longer term products and control over collections performance.

For larger markets such as Mexico, IHC has modified the roll-out phase by splitting the country into more manageable geographic territories (in the case of Mexico, each representing a population of approximately 20 million) in order to manage risk more effectively. For example, the Mexican pilot started in the Puebla-Veracruz region. A second wave of expansion started in the Guadalajara — Leon region in 2005 with further regions scheduled to be opened in Monterrey, the Northern Borders and Mexico City in the next 3 to 5 years. It is possible, therefore, that some of the five Mexican regions will be rolling out infrastructures at the same time as others are in Phase 5 (maximising profitability).

(e) Phase 5: Maximising profitability

- Few or no further branch openings (given that national coverage is achieved in Phase 4 above).
- Agent engagement remains initially high to increase local geographic coverage of the target market, but subsequently moves into balance with agent turnover once this coverage is achieved.
- Costs per customer continue to fall as fixed costs are spread over rising customer numbers.
- Agent productivity improves and agent turnover falls as they gain experience in lending and collections and build increasing stability in their weekly rounds.
- Rapid growth in customer numbers continues, but growth rates gradually settle back from initial high levels.
- As the rate of growth of customer numbers settles back, the cost of customer acquisition as a proportion of the total cost base also reduces although, in absolute terms, costs of customer acquisition may still be increasing.

- Growth in the aggregate value of loans issued continues to grow faster than customer numbers and revenue per customer increases as customers are re-served with larger advances over longer terms (based on established payment histories and increasing agent lending experience).
- As the number of customers dealt with by each agent increases, additional customers are, on average, of slightly lower credit quality than the first customers recruited. As the collections performance settles down, impairment charges rise from initial very low levels towards their longer term position.

The long term success of each territory in optimising profit depends on management of the balance between:

- driving growth in customer receivables and revenue, from more customers, with increasing average balances borrowed;
- controlling the costs of impairment; and
- containing the growth of infrastructure costs so as to realise the benefits of early investment in the national agent and branch infrastructure and operational gearing.

As the business steadily matures in any given territory, profit margins are expected to increase substantially because of high levels of operational gearing. The home credit infrastructure represents a substantially fixed cost once national coverage has been achieved, and growth in total revenue and revenue per customer (as loan sizes rise and loan terms extend), contributes strongly to growth in profits. However, at the same time there is a tension between growth in revenue and increasing costs of impairment, which can be expected to rise as loan sizes and terms increase and spans of control in the field force are extended to improve operating efficiency. The strategy for each maturing territory is therefore to maintain a balance between revenue growth, costs, and impairment performance.

The future results of IHC will therefore be strongly determined by:

- the pace of development and investment in the existing operations in Romania and Mexico; and
- the mix of countries at different stages in the growth sequence (both of existing and future new entry territories) in any one results year. Future profitability will be strongly determined by the number and the relative sizes of the territories at each development stage in any given year. For instance, the process of a roll-out in a country of around 100 million population (such as Mexico) will involve greater cost over a longer period than the process of roll-out in a country of around 10 million population (such as the Czech Republic).

3.4 Investment in new business territories

The results of IHC as a whole shown in Part VII of this document have been materially affected by the extent of start-up losses incurred in opening up new markets.

During 2004, IHC started to roll out its branch infrastructure in the Puebla-Veracruz region, the first of five regions identified within Mexico. This business grew strongly in between 2004 and 2006 and a second region of Mexico, Guadalajara-Leon, was entered in 2005. The building of a branch infrastructure involves the acquisition and alteration of leasehold property, the installation of computer and communication equipment, the costs of engaging and developing agents, and marketing costs to recruit customers. Each branch is loss-making until it reaches an economic scale. As a result, each region is loss-making during the period of rapid geographic expansion that follows the conclusion of a successful pilot stage. As well as substantial start-up losses in Mexico (of £2.3 million in 2004, £3.1 million in 2005 and £9.7 million in 2006), there was also capital investment in fixed assets and investment in growth of net receivables.

IHC launched its pilot phase of activity in Romania which commenced trading in April 2006. Activity in 2006 involved setting up a head office and an initial branch infrastructure in Bucharest and incurred start-up losses of £2.4 million in the year.

The overall effects of investment in these new business units can be seen in the table setting out profit before tax in section 1.3 above of this Operating and Financial Review. Against the contribution to IHC profits of £65.7 million from Central Europe in 2006, the investments in that year in start-up losses in Mexico and Romania totalled £12.1 million.

The markets that IHC is currently researching include very large markets such as Russia, India and Brazil. As these would be developed region by region, the investment in start-up losses would be larger and the time to profitability would be longer than with the smaller Central Europe markets. However, in the medium to long term, IHC's profitability would be expected to be significantly enhanced by new country entry.

3.5 Impairment

Impairment charges arise from the reduction in the value of net receivables due to expected losses from non-payment of loan instalments by customers. This is described in more detail later in paragraph 4.3(b) of this Operating and Financial Review.

During the early stages of development of a country, impairment levels are generally low, with strong collections performance driven by a combination of the following factors:

- Loans made in these early stages are relatively short term and low value and less likely to suffer from customer default when compared with larger average value and longer term loans issued at later stages of country development.
- Sales are subject to more stringent credit control than normal to ensure that any arrears problems are minimal while staff and agents are still relatively inexperienced.
- Ratios of customers to agents and agents to managers are relatively low in the period in which the agent network is being built. This enables greater focus on early management of arrears albeit at levels which would not be cost effective to administer in the long term.
- When the customer receivables portfolio is growing rapidly, a significant proportion of loans will have been written too recently to have had sufficient time to demonstrate impairment. In a more established portfolio, the proportion of very recent business is smaller, and accordingly higher impairment levels are seen.

As the operation develops in a new territory, for the reasons set out above, the impairment levels are expected to rise from an unusually low initial position towards a more stable long term level. Impairment costs measured as a proportion of revenue are therefore strongly influenced by the stage of development of a territory.

Impairment may then also be affected by:

- Any subsequent variations in the relevant country's economic performance which might in turn affect customers' incomes and their ability to repay loans.
- Any variations over time in the credit quality of customers acquired.
- The strength of the continued management of the collections performance of the business.
- One-off events such as legislative or regulatory events which may affect repayment patterns (for instance, the changes seen in Slovakia in 2004 which reduced the payment of state unemployment benefits).
- Product mix, with longer term and larger value loans having higher revenue and charges per £ advanced.

IHC has ten years' statistical experience across seven countries of the patterns of impairment which might be expected at different stages of development of an IHC operation. While each country will experience factors which differentiate its impairment performance from other countries, the experience already gained is important in informing management about the likely development of impairment in each new country.

3.6 Cost trends

As each country develops, the results are affected by the nature of the cost base. In the early years of country development, the largely fixed costs of building a branch and agent network are incurred, and together with the variable costs of agent commission, these costs exceed revenues from the relatively small but rapidly growing customer base. However,

- once the branch network with its largely fixed costs is fully deployed; and
- as customer numbers increase; and
- as larger value longer term, repeat business with established customers leads to increased average revenue per customer,

then the rate of annual increase of the cost base settles at a much lower level, and additional revenues overtake additional costs. This effect of "operational gearing" means that costs as a proportion of revenues are expected to fall once national branch coverage is achieved, and this is a key factor in the growth of profitability during Phase 5 (Maximising profitability) as referred to above.

Cost inflation is a factor which affects the results of IHC. The revenue which can be earned from each customer loan is fixed at the outset of that loan. However, most of the costs which are charged against that revenue are subject to inflation. Employee costs and branch and head office running costs will increase through a combination of earnings and price inflation and can erode profitability. Protection against this comes principally in three ways:

- Agent commission costs are largely and directly linked to the amounts of collections on customer loans, and therefore follow a relationship expressed typically as a percentage of the amount of revenue earned. This prevents inflation from affecting agent commissions in a way that puts pressure on margins.
- Loans are issued over relatively short periods (usually of less than one year), and exposure to cost inflation during the period of any loan is limited.
- If earnings and price inflation accelerate for a sustained period in any given country, then the average loan size sought by customers (and their ability to service debt repayments) would be expected to increase at approximately the same rate as wage inflation.

Whilst IHC operates in emerging economies, it does not consider entering countries with very high inflation rates or economic instability. Nonetheless, high inflation may be a greater risk in IHC's territories than for developed countries, but in all existing markets residual risk is reducing with the continuing advancement of economic development of these countries. The Directors believe that the entry of the Central European countries and Romania into the EU both demonstrates and assists with this process. Further information on this risk is contained in paragraph 1 of the 'Risk Factors' section of this document.

3.7 Exchange rates

The financial results of IHC are set out in sterling. However, all of the revenue and most of the costs of IHC are denominated in currencies other than sterling. Movements in the exchange rates of these currencies against sterling can therefore affect the sterling translations of revenues, costs and profits and of balance sheet net asset values.

The principal exchange rates involved during the period were as follows:

At 31 December:		2004	2005	2006
Polish zloty	(PLN: £)	5.77	5.58	5.68
Czech crown	(CZK: £)	42.87	42.18	40.78
Hungarian forint	(HUF: £)	346.36	366.68	372.57
Slovak crown	(SKK: £)	54.70	54.95	51.08
Mexican peso	(MXN: £)	21.34	18.29	21.14
Romanian leu	(RON: £)	n/a	n/a	5.01
Average rates during:		**2004**	**2005**	**2006**
Polish zloty	(PLN: £)	6.68	5.89	5.71
Czech crown	(CZK: £)	47.00	43.53	41.51
Hungarian forint	(HUF: £)	370.21	362.37	386.85
Slovak crown	(SKK: £)	58.99	56.40	54.50
Mexican peso	(MXN: £)	20.66	19.83	20.09
Romanian leu	(RON: £)	n/a	n/a	5.16

IHC manages its exposure to changes in currency exchange rates by:

- Borrowing in local currency to match against local currency customer receivables wherever practicable. The vast majority of borrowing used to fund customer receivables in IHC is sourced in this way.
- Fixing exchange rates with forward contracts in advance of any planned cashflows between the UK and the countries in which it operates.
- Using derivative contracts to mitigate the risk of reported results being materially affected by significant fluctuations in the functional currencies of its operating subsidiaries.

3.8 Interest Rates

The revenues earned by IHC are predominantly from service charges fixed in advance at the start of each loan made to a customer. However, the wholesale borrowing by IHC from banking markets to fund these loans is generally on terms which involve monthly or quarterly repricing of interest rates. Consequently there is scope for interest costs to rise or fall without matching increases or decreases in customer revenue. Interest rate volatility in the countries in which IHC operates can therefore be a factor affecting profitability.

IHC has low exposure to interest rate volatility. Interest costs for IHC as a proportion of total costs are relatively low (typically around 6.5 to 7.0 per cent.), with much of the cost base of IHC in any given country made up of agent commission, management and branch network infrastructure costs and impairment. The sensitivity of total costs to interest rate volatility is therefore relatively low compared to mainstream lenders. In addition, loans are made for relatively short periods of less than one year, thus limiting exposure.

Over the period under review, the countries in which IHC operates have not been subject to high volatility in interest rates (except in Hungary in the second half of 2003 when interest rates increased from 6.5 per cent. to a peak of around 12.0 per cent.). In any case, extensive interest rate management by IHC has reduced the impact of any volatility as follows:

- IHC protects its lending margin by hedging the interest rate on its borrowings. This fixes interest rates for most of IHC's borrowings for the forthcoming 12 months falling progressively to hedging of around 35 per cent. of the expected interest cost 24 to 36 months into the future.
- By fixing customer loan terms predominantly at one year or less, IHC retains the opportunity to re-price further advances made to customers in the event that market interest rates rise substantially in any country in which IHC operates.

3.9 Tax

The IHC tax charge and the effective tax rate is a function of the following features:

- Operating entities overseas are subject to corporate income tax on operating profits at rates varying between 19 per cent. in Poland and Slovakia to 29 per cent. in Mexico. IHC's policy has been to retain profits in overseas operating subsidiaries. On that basis, there has been no requirement to provide deferred tax on temporary differences arising on investments in such overseas subsidiaries and IHC has therefore benefitted from taxing overseas operating profits at lower overseas tax rates rather than at the historic UK rate of 30 per cent.
- However, the benefit of taxing overseas profits at lower overseas tax rates is offset by the increase in the tax charge caused by the relatively high levels of tax disallowable items overseas, particularly in the Central European jurisdictions. In particular, in certain jurisdictions, because of particular features of the home credit business, no tax deduction is available for bad debt and impairment costs and losses arising from agent fraud. However, overseas companies have, where possible, entered into intra-group hedging arrangements to hedge the underlying credit risk inherent in customer receivables. One of the consequences of such arrangements is that they can enable effective tax relief to be secured for bad debt and impairment cost. Such arrangements have not been possible in all territories.

Other features which could have an impact on future tax charges are as follows:

- Tax legislation in the Central and Eastern European jurisdictions in which IHC operates has been subject to significant change in recent years. Coupled with this, a home credit business has a number of unusual features which make it unclear as to how overseas tax authorities will tax certain aspects of the operations. Certainty of tax treatment may only be obtained once the operation has been subject to tax audit. In some cases this can be some years after the item has first been reflected in the financial statements. IHC recognises liabilities for anticipated tax audit and enquiry issues based on an assessment of whether such liabilities are likely to fall due. If the outcome of such audits is different to the amount originally estimated, such differences will be recognised in the period in which the audit or enquiry is determined. Any differences may necessitate a material adjustment.
- The Polish business, in common with a number of other financial institutions in Poland, has been subject to a corporate income tax audit in respect of the years 2003 and 2004. The audit is ongoing and could, in time, be extended to other years. A number of areas are being challenged, in particular, the recognition of revenue for tax purposes and intra-group credit risk hedging arrangements. If these areas were ultimately all resolved in favour of the Polish tax authorities, this would result in a material

adverse impact on the tax charge. Provident Financial has agreed to indemnify the IPF Group in respect of any adverse tax charge arising from the Polish tax audit.

- For regulatory reasons, it is typically necessary to establish operations in a new market as a company rather than as a branch of an existing operation. Historically, IHC's operating model and transfer pricing policy has allowed effective tax relief for new market start-up losses to be secured against UK profits of the PF Group. Following the Demerger, such a position will no longer be possible. As a consequence, effective relief for start-up losses incurred by IHC on entering into a new market and losses incurred in the initial phases of a new operation will typically only be secured by carrying forward those losses for relief against future profits of the new overseas operation. If future profits do not materialise or IHC withdraws from the new market, effective relief for start-up losses will not be available. This will lead to an adverse impact on future tax charges.

3.10 Regulatory Environment and Changes

Each country in which IHC operates has a different regulatory framework with which home credit must comply. Changes to these frameworks have been and may in the future be a significant factor influencing profitability. In the period covered by this Operating and Financial Review, these changes included:

- the introduction of an interest rate cap in Poland, and
- an order by the PSZÁF, the Hungarian Financial Supervisory Authority, requiring a seven week *suspension of trading* while certain administrative changes were made.

The effects of these specific factors are discussed later in this section. Further changes could arise in any of the countries in which IHC operates, and could have a material effect on performance although it should be noted that IHC has continued to trade profitably in both of these markets through limited adaptation of the home credit model.

3.11 Pensions

The companies in IHC have historically provided pensions for employees permanently resident in the United Kingdom or originating from the United Kingdom but working temporarily overseas. This provision has been through final salary and stakeholder schemes of Provident Financial. Employees in territories outside the United Kingdom accrue pensions through state-sponsored schemes to which IHC contributes. As IHC has only incurred pensions costs in respect of a small number of employees (around 100), the costs of pension provision have not been material to the historic results of IHC. As at 31 December 2006, the Provident Financial final salary schemes were over-funded on an IFRS basis.

IHC will continue to provide pensions for those of its employees who currently benefit from such schemes within the PF Group. Final salary and stakeholder pension schemes will be established by IHC after a transition period and will offer benefits comparable in nature to those benefits currently enjoyed by the relevant members of the Provident Financial schemes. The final salary scheme will be closed to new entrants. The basis of arriving at the costs of such pension provision to IHC is not expected to change materially as a result of Demerger from Provident Financial.

4. Basis of accounts and explanation of line items

4.1 Combined financial information

IHC's combined financial information for the years ended 31 December 2004, 31 December 2005 and 31 December 2006 has been prepared on the basis of IFRS as adopted by the EU.

4.2 *Accounting policies*

The principal accounting policies applied in preparing the combined financial information for the years ended 31 December 2004, 31 December 2005 and 31 December 2006 on the basis of IFRS are set out in detail in Part VII of this document. These policies have been consistently applied to all three years. It should be noted however that the results for the year ended 31 December 2004 were initially reported under accounting policies in force prior to the implementation of IFRS in 2005. The financial information reported in this document for 2004 therefore represents that reported as prior year comparatives in the financial statements for the year ended 31 December 2005.

4.3 Explanation of line items — key components of the income statement

(a) Revenue

Revenue, which excludes value added tax and intra-group transactions, comprises interest on customer receivables and other charges earned by IHC. Changes in revenue from year to year are driven principally by a combination of the following:

- the number of operating units (countries / territories) in operation;
- the stage of development of each operating unit and mix of operating units at different stages of that development;
- the number of home credit branches open in each territory;
- the number of home credit agents active in each territory;
- the prices charged and product terms offered by each operation;
- the effectiveness of customer acquisition methods and expenditure;
- the number of new customers acquired;
- the number of existing customers re-served with further loans;
- the average amounts borrowed by customers; and
- the average terms over which loans are repaid and across which the revenue is spread.

The net effect of these revenue drivers is then also subject to external factors such as:

- the growth of consumer credit demand and economic prosperity in each territory;
- the effects of competing sources of consumer credit in the target markets; and
- the impact of one-off events on demand (extreme weather, political events, etc.).

Revenue is also a function of internal credit policies applied by IHC management which may tighten or ease customer acceptance criteria and/or loan sizes.

Revenue is recognised over the life of each loan as a percentage of the net outstanding amount receivable in accordance with the accounting policy as described in more detail in Part VII of this document. In summary, revenue is recognised by:

- calculating the discount rate implicit in a customer loan. This is the rate that discounts to the principal amount of the loan the contracted pattern of future cash flow repayments (covering both principal and service charge) modified to allow for expected early repayments but assuming no non-repayment. This is known as the Effective Interest Rate (EIR) of the loan;
- using the EIR in each period of the loan to calculate revenue earned by applying the EIR to the net carrying value (after netting off the impairment provision) of the loan outstanding at the end of that period; and
- when a loan shows evidence of impairment, an impairment charge is made against the carrying value of the loan to reduce the carrying value to the equivalent of the expected future cash repayments discounted to a present value using the EIR.

Revenue and impairment are therefore interlinked and cannot be viewed in isolation from each other. Impairment is discussed in the next paragraph.

(b) Operating costs

These costs comprise the directly variable costs of operations, principally:

Impairment. Impairment represents the reduction in the value of receivables due to expected future losses from non-payment of loan instalments by customers. An impairment charge is only triggered when evidence of non-payment arises. Non-paying loans are sorted into arrears stages according to the amount paid as a proportion of the amount due in the preceding 13 weeks. For each arrears stage an impairment charge is calculated by:

- estimating the future cash flows from the sections of the loan portfolio at each different stage of arrears, based upon past performance of loans at those arrears stages;
- discounting the estimated future cash flows using the effective interest rate of the loan portfolio; and
- comparing the discounted value of the cash flows with the existing balance sheet carrying value of net receivables and charging (or crediting back as appropriate) any difference to the income statement as impairment.

Agent commission costs. Agents are remunerated largely according to the amounts they collect from customers rather than the amounts they lend. Remuneration is also partly related to recruiting new customers. In general, agent remuneration costs show steady relationships against revenue.

Marketing costs. The costs arising from marketing, awareness and brand-building campaigns.

(c) Administrative expenses

These costs are predominantly fixed in nature, relating to the branch and head office infrastructure needed to manage the agent network and all other aspects of the business in each country of operation. These costs include:

Agent management costs. Agents are overseen by development managers who are employees of IHC. The costs of these employees vary with the size of the agent network, but as each country reaches a point where the size of the agent network starts to level off, these payroll costs become relatively fixed in nature, varying thereafter usually with inflation and performance bonuses.

Branch infrastructure costs. These include establishment costs for the branch network properties, and the costs of local clerical support and management staff. Again, once the branch network in a country is complete, these costs are largely fixed in nature.

Head office costs. These include central management and support teams for each country, and the costs of operating in each jurisdiction (legal and regulatory, accounting and local audit, local tax advice etc.). Again these are largely fixed in nature once a national branch network infrastructure is established.

Information technology costs. These include the costs of providing systems for processing loan and repayment transactions, customer account maintenance, credit approval and scoring and management information.

(d) Interest and finance charges

Interest and finance charges consist primarily of local interest costs arising from bank borrowings, costs or recoveries from interest rate hedging, and any costs recharged from the UK for borrowings originally sourced in sterling, bank facility commitment and other fees incurred.

5. Results of operations

Set out below is a discussion of the historic financial results of IHC for the years ended 31 December 2006, 31 December 2005 and 31 December 2004 on the basis of IFRS as adopted by the EU. Results are presented for:

(a) The three years ended 31 December 2004, 31 December 2005 and 31 December 2006 for the geographic areas of Central Europe, Romania and Mexico.

(b) The year ended 31 December 2006 compared with the year ended 31 December 2005, at IHC level.

(c) The year ended 31 December 2005 compared with the year ended 31 December 2004, at IHC level.

5.1 Results by geographic segment for the three year period 2004 — 2006

The financial results of the operations in each geographic segment are shown in detail across the three year period 2004 — 2006 below.

(a) Central Europe

	2004	% change	2005	% change	2006
Agent numbers at year-end	19,400	11%	21,600	6%	23,000
Customer numbers at year-end ('000)	1,524	8%	1,646	(7)%	1,523
Net receivables at year-end (£m)	282.9	12%	317.3	(2)%	311.9
Credit issued (£m)*	432.9	21%	522.3	(9)%	474.9
Revenue (£m)	269.4	29%	347.9	(3)%	338.6
Impairment (£m)*	(86.5)	(49)%	(128.8)	30%	(90.6)
Revenue less impairment (£m)	182.9	20%	219.1	13%	248.0
Agent commission (£m)*	(31.1)	(28)%	(39.9)	1%	(39.7)
Operating costs (£m)*	(83.2)	(20)%	(100.2)	(24)%	(124.4)
Interest (£m)*	(18.8)	3%	(18.3)	1%	(18.2)
Profit before tax (£m)	49.8	22%	60.7	8%	65.7

*Unaudited information sourced from IHC's internal management accounting records.

The effects of operating activities of individual countries on the overall results of Central Europe and IHC trading results are considered in detail in the discussions which compare the trading results of 2006 with 2005 and 2005 with 2004 as set out later in this Operating and Financial Review.

(b) Romania

The Romanian operation was launched into its pilot phase early in 2006. Its initial impact on IHC results was a net loss of £2.4 million for 2006. This reflected the initial start-up losses of establishing a senior management team, a head office in Bucharest, completion of the procedures needed to open for business, and initial development of an agent and customer network. By the end of 2006, there were 180 agents and just over 6,000 customers. Early performance has not produced any unforeseen material problems.

With a population of 22 million, Romania represents a significant potential market for IHC. National roll-out later in 2007 has recently been approved and it is expected that the investment in start-up losses in 2007 will be £3 million to £4 million. Thereafter, Romania would be expected to provide significant positive profit contributions to IHC in the long term.

(c) Mexico

	2004	2005	2006
Agent numbers at year-end	600	2,200	5,200
Customer numbers at year-end ('000)	35	131	252
Net receivables year-end (£m)	2.2	11.4	18.1
Credit issued (£m)*	3.9	22.6	48.1
Revenue (£m)	1.8	10.7	26.4
Impairment (£m)*	(0.5)	(3.6)	(12.5)
Revenue less impairment (£m)	1.3	7.1	13.9
Agent commission (£m)*	(0.2)	(1.2)	(2.6)
Operating costs (£m)*	(3.2)	(8.0)	(18.6)
Interest (£m)*	(0.2)	(1.0)	(2.4)
Loss before tax (£m)	(2.3)	(3.1)	(9.7)

*Unaudited information sourced from IHC's internal management accounting records.

The trading results of Mexico are considered in detail in the discussions comparing IHC's trading results of 2006 with 2005, and 2005 with 2004 as set out later in this Operating and Financial Review.

Percentage growth figures have not been shown in the table above as the early stages of development in Mexico result in very high percentage movements from small absolute values. These cannot be meaningfully interpreted.

5.2 Comparison of the results for IHC for the year ended 31 December 2006 with the year ended 31 December 2005

The following table sets out selected financial information extracted from the financial information presented in Part VII of this document.

	2005	2006	Change	% change
	£m	£m	£m	
Revenue	358.6	365.3	6.7	2
Finance income	6.1	7.2	1.1	18
Impairment	(132.4)	(103.1)	29.3	22
Other operating costs	(56.2)	(58.2)	(2.0)	(4)
Administrative expenses	(105.1)	(144.5)	(39.4)	(37)
Finance costs	(25.4)	(28.6)	(3.2)	(13)
Profit before taxation	45.6	38.1	(7.5)	(16)
Profit before taxation and demerger costs	45.6	42.3	(3.3)	(7)
Demerger costs	—	(4.2)	(4.2)	—
Profit before taxation	45.6	38.1	(7.5)	(16)
Tax expense	(13.8)	(12.7)	1.1	8
Profit for the year	31.8	25.4	(6.4)	(20)

(a) *Summary of trading performance for 2006 compared with 2005*

The key focus for Central Europe in 2006 was improved credit control leading to a better quality and more profitable business. Central Europe delivered an 8 per cent. increase in profits to £65.7 million despite a seven week interruption to loan sales in Hungary due to the requirements of the Hungarian Financial Supervisory Authority, the PSZÁF. The Polish operation increased its profit while adapting to the introduction of an interest rate cap and focusing on improvement in credit control and collections and built a platform for renewed revenue growth in 2007. In Hungary, volumes and profit reduced a little with the suspension of lending and additional costs of the regulatory action, affecting profits by £3.7 million[(3)]. Without this, the business would have reported profits growth. The business in the Czech Republic grew profit strongly through much improved credit quality and focusing issue growth on those customers with a lower credit risk. Meanwhile, Slovakia moved from start-up losses in earlier years into profit in 2006. In all Central European countries, impairment reduced significantly as a percentage of revenue.

Poland: Tighter credit controls aimed at reducing unprofitable lending caused customer numbers in Poland to reduce by 12 per cent. from 968,000 at the end of 2005 to 854,000 at the end of 2006. Alongside this, revenue decreased by 10 per cent. to £185.0 million[(3)]. The aim in Poland in 2006 was to restore the long-term balance between growth, costs and credit quality and to build a foundation for renewed growth in 2007. Substantial initiatives were undertaken to achieve improvements in credit quality and collections management. The related costs were more than repaid by a substantial reduction of the impairment charge as a percentage of revenue from 43 per cent. in 2005 to 30 per cent. in 2006. Despite the reduction in size of the business in 2006, profit in Poland increased and a strong foundation was built for a resumption of customer growth in 2007 including the engagement of an additional 1,000 agents and the recruitment of an additional 150 Development Managers.

Czech Republic: Customer numbers increased slightly from 250,000 at the end of 2005 to 254,000 at the end of 2006, but credit issued increased by 8 per cent to £97.4 million[(3)] with a focus on lending more to lower risk customers. Initiatives to improve credit quality were successful with impairment as a percentage of revenue reducing from 26 per cent. to 16 per cent. and the contribution to Central European profits was substantially increased. It should be noted

(3) Unaudited information sourced from IHC's internal management accounting records.

that the significant improvement in impairment as a percentage of revenue was partly attributable to the benefit of a £3.5 million credit to impairment provisions(3) reflecting improvements in credit quality of loans issued in previous years.

Hungary: In the fourth quarter of 2006, and in response to points raised by the Hungarian courts (in a case relating to an alleged agent fraud), the Hungarian Financial Supervisory Authority (the "**PSZÁF**") requested that the business make changes to some of its administration methods and customer documentation. It should be noted that the same administrative methods and customer documentation had been presented to the PSZÁF prior to it granting the initial trading licence to the Hungarian business and that regular audits prior to 2006 had resulted in no significant issues or recommendations. The PSZÁF required that no further new business could be written until many of these changes had been made, and as a result, the operation was unable to make loans to customers for a period of seven weeks (although it was still able to continue to collect payments on existing loans). The most significant change required by the PSZÁF was that agents were to be employed by the business instead of being self-employed. Consequently, agents are now on employment contracts with salary based purely on performance but set at levels higher than minimum wage requirements in Hungary. During the seven-week pause in lending activity, 96 per cent. of agents were successfully transferred from self-employed to employed status, and lending resumed during the pre-Christmas period. The overall impact on profit before tax was a net reduction of £3.7 million in 2006(3), taking into account lost customer revenue, increased costs arising from employed status and ancillary costs of implementing the changes. In 2007, this is expected to rise to around £6.0 million (after taking into account changes to pricing designed to offset some of the lost revenue and additional costs), but reducing thereafter. Therefore, as a result of the PSZÁF action, profit in Hungary reduced slightly in 2006. Customer numbers also reduced, by 7 per cent. from 306,000 at the end of 2005 to 284,000 at the end of 2006, and credit issued was down by 8 per cent. to £102.7 million(3). However, Hungary is now well positioned to resume growth in 2007.

Slovakia: 2006 was the first year since its establishment in 2001 in which Slovakia delivered a profit contribution. The key factor in 2006 was progress in improvement in credit quality, which delivered a reduction in impairment costs, in combination with a 15 per cent. increase in revenue. Customer numbers increased by 7 per cent. from 122,000 at the end of 2005 to 131,000 at the end of 2006, with credit issued up by 9 per cent. to £39.2 million(3). In 2006, Slovakia was linked through common management with the operation in the Czech Republic, resulting in further economies of scale.

Mexico: In 2006 the operation continued to roll-out agent and branch infrastructure across the first region of Puebla-Veracruz, and the second region of Guadalajara-Leon. Customer numbers increased by 92 per cent. from 131,000 at the end of 2005 (served by over 2,200 agents from 16 branches), to 252,000 customers at the end of 2006 (served by over 5,200 agents from 34 branches). This pace of growth was the fastest ever undertaken by IHC and during 2006 evidence from rising agent and field staff turnover and higher than expected levels of impairment charges indicated that a period of consolidation was needed before any further branches were opened. Further branch openings were therefore deferred and credit controls were tightened, and a strategy was deployed to strengthen management and reduce agent and staff turnover.

Profit growth in Central Europe was more than offset by start-up losses arising from further investment in the rapid growth of infrastructure in Mexico and a new pilot operation in Romania. The investment in these start-up losses in Mexico and Romania for 2006 was £12.1 million, up from £3.1 million in 2005. Consequently, after central costs, IHC's profit before tax and exceptional demerger costs decreased by 7 per cent. from £45.6 million in 2005 to £42.3 million in 2006 (this profit is £3.9 million lower than the £46.2 million disclosed in the Provident Financial 2006 report and accounts due to the allocation of additional Provident Financial central overheads).

---

(3) Unaudited information sourced from IHC's internal management accounting records.

(b) Performance by line item — IHC for 2006 compared to 2005

(i) Income

Revenue and other income increased by £7.8 million (2 per cent.) from £364.7 million in 2005 to £372.5 million in 2006. This increase was attributable to revenue growth as set out below.

Income	2005	2006	Change	% change in revenue
	£m	£m	£m	
Poland*	205.6	185.0	(20.6)	(10)
Czech Republic*	53.4	60.7	7.3	14
Hungary*	69.5	70.6	1.1	2
Slovakia*	19.4	22.3	2.9	15
Total Central Europe	347.9	338.6	(9.3)	(3)
Mexico	10.7	26.4	15.7	147
Romania	—	0.3	0.3	—
Total revenue	358.6	365.3	6.7	2
Finance income	6.1	7.2	1.1	18
Total income	364.7	372.5	7.8	2

*Unaudited information sourced from IHC's internal management accounting records.

Finance income is interest earned on cash balances held locally in countries for structural reasons.

The revenue figures shown above in sterling incorporate the effects of currency exchange rate movement between 2005 and 2006. If the 2005 revenue figures are translated at 2006 rather than 2005 exchange rates, then in some cases, the revenue growth rates by country are materially different as follows:

	Underlying revenue change at constant exchange rates		Revenue change as reported	
	% change	*£m*	*% change*	*£m*
Poland*	(13)	(26.7)	(10)	(20.6)
Czech Republic*	9	4.8	14	7.3
Hungary*	8	5.3	2	1.1
Slovakia*	11	2.2	15	2.9
Mexico*	164	16.4	147	15.7
Romania*	—	0.3	—	0.3
Total	1	2.3	2	6.7

*Unaudited information sourced from IHC's internal management accounting records.

The 2005 total revenue figure shown above of £358.6 million restated at 2006 exchange rates would be reported at £363.0 million, an upward adjustment of £4.4 million.

The principal components of the revenue growth in 2006 were:

Poland: In local currency, revenue reduced by 13 per cent. and in sterling the reported reduction in revenue was 10 per cent. Given that Poland was by far the largest IHC business with 51 per cent. of revenue in 2006, this reduction offset much of the combined revenue growth from the other countries. The reduction was primarily caused by a tightening of credit controls that reduced volumes but improved profits.

Czech Republic: Revenue increased by 9 per cent. in local currency terms (or 14 per cent. as reported in sterling). Revenue growth in the Czech Republic was driven by increasing credit issued to lower risk customers.

Hungary: Underlying revenue growth in Hungary was 8 per cent. However the effects of movement in the exchange rate between 2005 and 2006 have reduced this to a reported level of 2 per cent. growth. This was a very good performance when the impact of the suspension in trading is taken into account.

Slovakia: In local currency, revenue increased by 11 per cent. (or 15 per cent. as reported in sterling). Customer growth of 7 per cent. led to strong growth in revenue.

Mexico: Very high levels of revenue growth (147 per cent. on a sterling basis) continued in Mexico driven by a 92 per cent. increase in customer numbers. This more than offsets the 3 per cent. decline in revenue in Central Europe to produce the overall 2 per cent. increase in revenue for IHC.

Revenue growth in each country is driven by the levels of net customer receivables during the periods in question as well as by the average EIR of those net receivables. In turn, receivables growth in each country is driven by credit issued during the previous 12 months. The table below shows that for each country and for IHC overall, the growth in revenue between 2005 and 2006 is closely correlated with the growth in net receivables over the same period. Growth in credit issued and receivables between 2005 and 2006 was as follows:

	Credit issued*			Closing net receivables			2006 revenue change*
	2005	2006	% change	2005	2006	% change	%
	£m	£m		£m	£m		
Poland	283.8	235.6	(17)	177.7	164.1	(8)	(10)
Czech Republic	90.5	97.4	8	55.2	64.6	17	14
Hungary	111.9	102.7	(8)	64.6	60.1	(7)	2
Slovakia	36.1	39.2	9	19.8	23.1	17	15
Total Central Europe	522.3	474.9	(9)	317.3	311.9	(2)	(3)
Mexico	22.6	48.1	113	11.4	18.1	59	147
Romania	—	1.3	—	—	1.0	—	—
Total	544.9	524.3	(4)	328.7	331.0	1	2

*Unaudited information sourced from IHC's internal management accounting records.

Credit issued is the aggregate value of all loans made to customers in the year in question (i.e. excluding any service charges, and before any subsequent provisions for impairment).

(ii) Impairment

Impairment costs decreased from £132.4 million in 2005 to £103.1 million in 2006, a reduction of 22 per cent. compared with an increase in revenue of 2 per cent. Changes in impairment between 2005 and 2006 and impairment as a percentage of revenue were as follows:

Impairment charge	2005	2006	% change	% of revenue 2005	% of revenue 2006
	£m	£m			
Poland*	87.7	56.0	(36)	43	30
Czech Republic*	13.7	9.6	(30)	26	16
Hungary*	18.6	17.2	(8)	27	24
Slovakia*	8.8	7.8	(11)	45	35
Total Central Europe	128.8	90.6	(30)	37	27
Mexico	3.6	12.5	247	34	47
Total	132.4	103.1	(22)	37	28

*Unaudited information sourced from IHC's internal management accounting records.

In all the Central European countries, reductions in impairment charges were achieved in 2006. Furthermore, substantial reductions were seen in impairment charges as a proportion of revenue, in turn producing improvements in profit margin.

Poland: Impairment decreased from 43 per cent. of revenue in 2005 to 30 per cent. in 2006. This was the result of improved credit control procedures and enhanced collection processes. Rapid customer numbers and revenue growth in 2004 and into 2005 had been partly at the expense of credit quality. More stringent credit quality control was applied in 2005 and issue and revenue growth were slowed. A further tightening of credit together with improved processes introduced in 2006 brought levels of impairment in Poland down to a much lower level, providing a firm foundation for the resumption of carefully controlled growth in customers and loans issued in 2007.

Czech Republic: The impairment charge was already the lowest as a proportion of revenue, at 26 per cent., in any of the IHC businesses. This was further reduced in 2006 to 16 per cent. This reflects the benefit of credit controls introduced in 2005 and improved in 2006 whilst at the same time focusing growth in credit issued on better quality customers which allowed lending at higher revenue margins over longer terms. As noted above, this excellent performance was partly attributable to a one-off benefit of £3.5 million to impairment provisions.

Hungary: In Hungary, which has consistently displayed good credit quality, impairment as a percentage of revenue reduced from 27 per cent. to 24 per cent.

Slovakia: In Slovakia, impairment as a percentage of revenue reduced from 45 per cent. to 35 per cent., driven by improved credit controls and a gradual move to longer term loans carrying a higher revenue margin.

Mexico: In Mexico, impairment increased to 47 per cent. of revenue from 34 per cent. in 2005. In part, this level reflects the relatively short term loans issued in Mexico at this early stage of development, but also high levels of staff and agent turnover resulting in low levels of field experience. In response, further geographic expansion was postponed and credit controls tightened.

(iii) Other operating costs

Other operating costs (principally agent commissions) increased from £56.2 million in 2005 to £58.2 million in 2006, an increase of 4 per cent. compared with the 2 per cent. increase in revenue. Agent commission structures are closely related to collections made and revenue earned.

(iv) Administrative expenses

Administrative expenses largely represent the costs of agent administration, branch infrastructure and head office costs. They increased from £105.1 million in 2005 to £140.3 million (before £4.2 million of exceptional demerger costs) in 2006, an increase of 33 per cent. This was much higher than the percentage increase in revenue. The three key drivers of this increase were (a) higher costs in Poland to improve credit quality and collections processes, (b) additional costs in Hungary resulting from the PSZÁF resolution and (c) increased costs in Mexico and Romania associated with the expansion of the business.

Demerger costs of £4.2 million in 2006 principally comprise IT and property related costs of separating IHC from the PF Group.

(v) Finance costs

Finance costs increased by 13 per cent. from £25.4 million in 2005 to £28.6 million in 2006. This was partly offset by a £1.1 million increase in finance income.

(vi) Profit before tax

Profit before tax decreased from £45.6 million in 2005 to £38.1 million in 2006 as a result of the factors discussed above.

(vii) Tax

Tax expense decreased slightly from £13.8 million in 2005 to £12.7 million in 2006 largely due to a reduction in profits.

5.3 Comparison of the results of IHC for the year ended 31 December 2005 with the year ended 31 December 2004

The following table sets out selected financial information extracted from the financial information presented in Part VII (Financial information on IHC) of this document.

	2004	2005	Change	% change
	£m	£m	£m	
Revenue	271.2	358.6	87.4	32
Finance income	4.0	6.1	2.1	53
Impairment	(87.0)	(132.4)	(45.4)	(52)
Other operating costs	(42.3)	(56.2)	(13.9)	(33)
Administrative expenses	(86.0)	(105.1)	(19.1)	(22)
Finance costs	(23.1)	(25.4)	(2.3)	(10)
Profit before taxation	36.8	45.6	8.8	24
Tax expense	(12.1)	(13.8)	(1.7)	(14)
Profit for the year	24.7	31.8	7.1	29

(a) Summary

Strong performances from the Czech Republic, Hungary and Slovakia in 2005 more than offset a subdued performance in Poland.

Poland: Progress in Poland was adversely affected by a deterioration in credit quality experienced from the end of 2004 onwards, during a period of rapid customer growth. Accordingly, customer numbers increased modestly by 3 per cent from 941,000 at the end of 2004 to 968,000 at the end of 2005. Progress in Poland was also affected by the need for management to focus on preparation for the interest rate cap introduced into Polish law early in 2006. This involved a redesign of the home credit products as already discussed in section 5.2(a) of this part of the document.

Czech Republic: The Czech business performed very well with substantial increases in revenue, driven by increased issue per customer and higher customer numbers, up by 9 per cent. to 250,000, coupled with improved credit quality.

Hungary: Hungary continued to grow very rapidly with customer numbers up by 22 per cent. to 306,000 and revenue up by 50 per cent. to £69.5 million in 2005[3] . As expected during a period of rapid growth, impairment costs increased, rising as a percentage of revenue from 20 per cent. to 27 per cent., but remaining at an acceptable level.

Slovakia: IHC's smallest market continued to be loss-making in 2004 and 2005. Nonetheless, volume increased substantially with customer numbers up 20 per cent. in 2005 to 122,000 and revenue up by 66 per cent. to £19.4 million[3]. Impairment as a percentage of revenue rose from 41 per cent. to 45 per cent., reflecting a relatively short term book with resulting lower revenue margins, but also worse than expected underlying credit quality.

Mexico: Following the successful evaluation of its pilot stage, the operation moved into the process of full roll-out across the first region of Puebla-Veracruz during 2005. Customer numbers in this region increased from 35,000 at the end of 2004 to 130,000 at the end of 2005 served by nearly 2,200 agents from 14 branches. In addition in 2005, two branches had been opened in the second region of Guadalajara-Leon, and customer numbers were 1,000 at the end of 2005 as these branches were opened in the last part of the year. Credit issued in Mexico was £22.6 million[3] in 2005 compared with £3.9 million in 2004[3], an increase of nearly 500 per cent.

[3] Unaudited information sourced from IHC's internal management accounting records.

(b) *Performance by line item — IHC for 2005 compared to 2004*

(i) *Income*

Revenue and other income increased by 33 per cent from £275.2 million in 2004 to £364.7 million in 2005. The sources of this growth are detailed below.

Income	2004	2005	Change	% change in revenue
	£m	£m	£m	
Poland*	165.5	205.6	40.1	24
Czech Republic*	45.9	53.4	7.5	16
Hungary*	46.3	69.5	23.2	50
Slovakia*	11.7	19.4	7.7	66
Total Central Europe	269.4	347.9	78.5	29
Mexico	1.8	10.7	8.9	494
Total revenue	271.2	358.6	87.4	32
Finance income	4.0	6.1	2.1	53
Total income	275.2	364.7	89.5	33

*Unaudited information sourced from IHC's internal management accounting records.

Finance income is interest earned on cash balances held locally in countries for structural reasons.

The revenue figures shown above in sterling incorporate the effects of currency exchange rate movement between 2004 and 2005. If the 2004 revenue figures are re-translated at 2005 rather than 2004 exchange rates, then in some cases, the revenue growth rates by country are materially different as follows:

	Underlying revenue change at constant exchange rates		Revenue change as reported	
	% change	£m	% change	£m
Poland*	10	18.6	24	40.1
Czech Republic*	8	4.0	16	7.5
Hungary*	48	22.6	50	23.2
Slovakia*	59	7.2	66	7.7
Mexico*	463	8.8	494	8.9
Total	21	61.2	32	87.4

*Unaudited information sourced from IHC's internal management accounting records.

If the 2004 total revenue figure shown above of £271.2 million is restated at 2005 exchange rates, then an exchange rate adjustment of £26.2 million arises, adjusting the total revenue for 2004 to £297.4 million.

The principal components of revenue growth between 2004 and 2005 were:

Poland: As the largest IHC business with 57 per cent. of revenue in 2005, Poland contributed £40.1 million to the overall £87.4 million increase in IHC revenue(3). This represented a 24 per cent. increase, although after adjustment to a constant exchange rate, the underlying revenue growth in the country was a lower figure of 10 per cent.

Czech Republic: The Czech Republic produced revenue growth of 16 per cent. (or 8 per cent. after adjusting to a constant exchange rate). However, given its smaller size relative to Poland, this accounted for a more modest £7.5 million contribution to the overall increase in IHC revenue(3).

Hungary: There was substantial revenue growth within Hungary of 50 per cent. This contributed £23.2 million to the increase in IHC revenue(3).

Slovakia: Very high revenue growth of 66 per cent. was seen within Slovakia. This contributed £7.7 million to overall IHC revenue growth(3).

(3) Unaudited information sourced from IHC's internal management accounting records.

Mexico: A very high level of revenue growth in Mexico of 494 per cent. reflected the rapid increase in activity which accompanied the move from pilot stage to full roll-out of the agent infrastructure. This contributed £8.9 million to IHC revenue growth in 2005[3].

The table below shows that for each country and for IHC overall, the growth in revenue between 2004 and 2005 follows the pattern of growth in net receivables over the same period. Growth in credit issued and receivables between 2004 and 2005 was as follows:

	Credit issued*		% change	Closing net receivables		% change	2005 revenue change*
	2004	2005		2004	2005		
	£m	£m		£m	£m		%
Poland	241.1	283.8	18	165.7	177.7	7	24
Czech Republic	77.4	90.5	17	48.4	55.2	14	16
Hungary	87.2	111.9	28	53.2	64.6	21	50
Slovakia	27.2	36.1	33	15.6	19.8	27	66
Total Central Europe	432.9	522.3	21	282.9	317.3	12	29
Mexico	3.9	22.6	479	2.2	11.4	418	494
Total	436.8	544.9	25	285.1	328.7	15	32

*Unaudited information sourced from IHC's internal management accounting records.

(ii) Impairment

Impairment costs increased from £87.0 million in 2004 to £132.4 million in 2005, an increase of 52% and a faster rate of increase than the 32 per cent seen for revenue growth. Growth in impairment between 2004 and 2005 was as follows:

	2004	2005	% change	% of revenue 2004	% of revenue 2005
	£m	£m			
Poland*	58.9	87.7	49	36	43
Czech Republic*	13.6	13.7	1	30	26
Hungary*	9.2	18.6	102	20	27
Slovakia*	4.8	8.8	83	41	45
Total Central Europe	86.5	128.8	49	32	37
Mexico	0.5	3.6	620	28	34
Total impairment	87.0	132.4	52	32	37

*Unaudited information sourced from IHC's internal management accounting records.

Although the overall IHC charge for impairment increased by 52 per cent. between 2004 and 2005, if constant exchange rates are used, this falls to an underlying 37 per cent. (compared with the underlying increase of 21 per cent. for revenue for the same period).

Poland: Much of the increase arose in Poland, where impairment increased from 36 per cent. of revenue in 2004 to 43 per cent. in 2005. Volume growth in 2004 and 2005 had been partly at the expense of credit quality as the business pushed for 1 million customers, and spans of control were stretched.

Czech Republic: In the Czech Republic, the impairment charge was little changed between 2004 and 2005. Impairment fell from 30 per cent. of revenue in 2004 to 26 per cent. in 2005. Growth in credit issued was focused on lower risk customers taking longer term loans with higher revenue margins.

Hungary: A 102 per cent. increase in impairment was seen between 2004 and 2005 which accompanied a 50 per cent. revenue increase, again created by rapid business growth. In Hungary, impairment expressed as a percentage of revenue, increased from 20 per cent. in 2004 to 27 per cent. in 2005 but remained at a satisfactory level.

(3) Unaudited information sourced from IHC's internal management accounting records.

Slovakia: A large 83 per cent. increase in the impairment charge in Slovakia accompanied a large 66 per cent. increase in revenue from 2004 to 2005, reflecting the rapid business growth. Slovakia was showing high rates of impairment as percentages of revenue, increasing from 41 per cent. in 2004 to 45 per cent. in 2005. This followed changes made by the government with little warning at the start of 2004, which significantly reduced the levels of state benefits available to the unemployed. This affected the ability of part of the customer base to repay loans taken out. These unusually high impairment rates delayed Slovakia in passing the breakeven point until 2006.

Mexico: The very high rates of increase both in impairment and revenue, were a function of its very early stages of development in 2004 and 2005 and the high rate of business growth from a very small base in 2004. The absolute amounts of impairment and revenue increase were small in the context of IHC as a whole. Impairment increased as a percentage of revenue from 28 per cent. in 2004 to 34 per cent. in 2005.

(iii) Other operating costs

Other operating costs (principally agent commissions) increased from £42.3 million in 2004 to £56.2 million in 2005, an increase of 33 per cent., which was almost in line with the 32 per cent. increase in revenue. This was to be expected as agent commission structures are closely related to collections made and revenue earned.

(iv) Administrative expenses

Administrative expenses increased from £86.0 million in 2004 to £105.1 million in 2005, an increase of 22 per cent. This was significantly less than the 32 per cent. increase in revenue growth reflecting improved cost and scale efficiencies.

(v) Finance costs

Finance costs increased by 10 per cent. from £23.1 million in 2004 to £25.4 million in 2005, a much lower rate than revenue growth.

(vi) Profit before tax

Profit before tax increased from £36.8 million to £45.6 million as a result of the factors discussed above.

(vii) Tax

Tax expense increased from £12.1 million in 2004 to £13.8 million in 2005, largely driven by the increase in profits before tax.

6. Liquidity and Capital Resources

The summary cashflow of IHC for the years ended 31 December 2006, 31 December 2005 and 31 December 2004 was:

Year ended	31 December 2004	31 December 2005	31 December 2006
	£m	£m	£m
Cashflows from operations	(75.1)	(9.8)	33.1
Finance costs less finance income	(16.3)	(18.7)	(21.5)
Tax payments	(12.8)	(13.2)	(18.8)
Cashflows from investing activities	(8.7)	(13.0)	(26.1)
Cash consumed by IHC	(112.9)	(54.7)	(33.3)
Cash provided by external borrowings and Provident Financial	81.1	54.9	30.5
Net movement in cash in the year	(31.8)	0.2	(2.8)

6.1. Comparison of the cashflows for IHC for the year ended 31 December 2006 with the year ended 31 December 2005.

(a) *Cash consumed by IHC*

The net cash outflow from operations of £9.8 million in the year ended 31 December 2005 gave way to a net cash inflow from operations of £33.1 million in the year ended 31 December 2006. Although operating profits were generated in both years, 2005 also saw a substantial net cash investment in growth in customer receivables. This was reflected in an increase over the year of £36.9 million (after taking account of foreign exchange) in net customer receivables on the balance sheet. As a consequence, the outflow of £9.8 million from operations arose from the use of more cash for growth in receivables than had been generated from operating profits. In 2006 net customer receivables increased only slightly by £7.0 million (after taking account of foreign exchange). Without significant growth in receivables, the cash generated from operating profits was reflected in a net cash inflow from operations of £33.1 million.

There were increases in financing and tax cashflows in 2006 when compared with 2005. However, these were not as large as the increase in cash consumed in investing activities in the purchase of property, plant and equipment and intangible assets. This was principally attributable to £12.1 million spent in acquiring rights to the use of key systems software originally developed by other PF Group companies, as part of the process of separation of IHC.

Overall, IHC still had a net requirement for cash in 2006 of £33.3 million, albeit at a lower level than the £54.7 million consumed in 2005.

(b) *Cash provided by external borrowings and by Provident Financial*

In both 2006 and 2005, the cash consumed by the group in its operations and investing activities was closely matched by funds provided by external sources and from Provident Financial. Accordingly, the net movement in cash in 2006 was a small reduction of £2.8 million, and in 2005 was a small increase of £0.2 million.

6.2 Comparison of the cashflows for IHC for the year ended 31 December 2005 with the year ended 31 December 2004.

(a) *Cash consumed by IHC*

The net cash outflow from operations reduced from £75.1 million in the year ended 31 December 2004 to £9.8 million in the year ended 31 December 2005. While IHC generated operating profits before tax in both years, the amount of cash required to support increased lending to customers was greater in 2004 than in 2005. This was reflected in the growth in net customer receivables on the balance sheet, which in 2004 grew by £65.6 million compared with a lesser amount of growth in net receivables of £36.9 million in 2005 (after taking account of foreign exchange). This higher level of growth in 2004 led to the higher requirement for cash in the operations in that year.

Financing, tax and fixed asset cashflows all increased in 2005 when compared with 2004 with the growth of IHC, and overall, IHC had a net requirement for cash in 2004 of £112.9 million. This was much higher than the £54.7 million consumed in 2005.

(b) *Cash provided by external borrowings and by Provident Financial*

The cash provided by external borrowings and inter-company funding from Provident Financial during the year decreased from £81.1 million in 2004 to £54.9 million in 2005. In 2004, the difference between the net cash consumed by IHC of £112.9 million and the funding obtained of £81.1 million was a net reduction of £31.8 million in the figure shown for cash and cash equivalents.

Cash held by IHC companies has been held in two forms. Firstly, there are operating cash balances held at banks as part of IHC companies' liquidity management. Secondly, there are short-term deposits which are held by companies within IHC for the purposes of internally hedging credit risk in overseas subsidiaries. These monies cannot be used to finance other parts of IHC or to repay borrowings of IHC.

6.3 Capital resources

Following demerger, the sources of funding of IHC will be (a) share capital and reserves and (b) external borrowings as discussed in more detail below.

The sources of borrowings for IHC prior to demerger have been a combination of local currency bank funding, provided under a series of bilateral facilities with a panel of lending banks, and inter-company funding from Provident Financial. Upon Demerger, all inter-company funding previously received from Provident Financial and all external local currency borrowings will be repaid from the proceeds of new facilities in the name of members of the IPF Group.

The new facilities consist of a syndicated loan facility available in local Central European currencies, euro, sterling and, in certain circumstances, other currencies, in a maximum aggregate sterling equivalent amount of £384 million and a bilateral facility in a maximum aggregate principal amount of 500 million Mexican pesos (approximately £23 million based on an exchange rate of 1 Mexican peso to £0.046 on 22 June 2007). The Central European syndicated facility comprises four separate facilities, one for each of Poland, the Czech Republic, Slovakia and Hungary, with the local IHC subsidiary being the borrower and with IPF and certain material subsidiaries acting as guarantors. Each of these four facilities will be funded by a separate group of banks, reflecting existing local banking relationships and the different banks' appetite for funding in the different currencies. The initial term of the syndicated facility will be three years, funds being drawn on a revolving basis with interest periods of one, two, three or six months. The Mexican peso facility has a term of three years and drawings may be made thereunder for periods from one week to twelve months. IHC is currently in negotiations with third party banks for the provision of further funding by way of Mexican peso and sterling facilities. Summaries of the terms of the syndicated and Mexican peso facilities and the proposed terms of the facility agreements in negotiation are set out in paragraph 19 of Part X (Additional Information) of this document. Additionally, Provident Financial proposes to transfer a £15 million term loan facility with a third party bank to the IPF Group upon Demerger.

6.4 Capital expenditure

Year ended 31 December	Intangible assets	Property, plant and equipment
	£m	£m
2004	—	10.8
2005	1.9	13.1
2006	12.1	17.4

Expenditure on intangible assets related to the purchase of rights to use system software developed by fellow PF Group companies in advance of the separation of IHC from the PF Group. Property, plant and equipment additions related primarily to investment in computer infrastructure and company vehicles. Much of the increase in 2006 is attributable to the capital expenditure needed to separate the computer systems of IHC from the computer infrastructure of Provident Financial's UK home credit business and to establish a new head office. This was substantially complete by the end of 2006.

6.5 Capital and other expenditure commitments

At 31 December 2006, IHC had capital expenditure contractual commitments of £0.6 million.

6.6 Off-balance sheet arrangements

IHC does not have any material off-balance sheet arrangements.

7. Principal accounting policies, estimates and assumptions

The preparation of financial information by IHC requires management to make assumptions and estimates that affect the amounts reported for revenues, impairment, expenses, assets and liabilities, and the disclosure of contingent liabilities. Accounting estimates produced by management will represent the best estimates at the date of the financial statements, but will not necessarily be the same as the financial outturns which are eventually realised. The assumptions and estimates that carry a significant risk of causing a material adjustment to the carrying values of assets and liabilities in a subsequent financial year are as discussed below.

7.1 Revenue and impairment

In the home credit businesses the service charge is fixed at the outset of each customer loan. However, the recognition of this fixed service charge over time is based upon an EIR which is calculated using estimated cashflows, being the contractual repayments as adjusted for the impact of customers repaying early (but excluding the anticipated impact of customers paying late or not paying at all). Estimates of future rates of customer early repayment are therefore important in determining the EIR which in turn determines the rate of recognition of the service charges. It should also be noted that where customers' repayment is slower than anticipated by the EIR it is possible that revenue ultimately recognised on a loan contract can exceed the actual service charge.

In addition, while the extent to which customers pay late or not at all has no impact on the EIR, it does affect the assumptions and estimates which are used in the calculation of impairment charges. The estimates of impairment of customer receivables at the end of a financial period are determined partly by the extent to which customer loans have not been repaid in accordance with their terms and are in arrears. While this arrears position is factual information, the estimated future cost of the impairment identified at the period-end is based on historical patterns of bad debt and the extent to which they are linked to preceding patterns of arrears. The estimates of impairment are therefore based on the actual arrears profile, and estimates of the future cost of bad debt which can be anticipated from that actual arrears profile.

7.2 Taxes

IHC is subject to income taxes in the UK as well as a number of other jurisdictions.

The tax expense represents the sum of current and deferred tax.

Current income tax is the amount of income taxes payable (recoverable) in respect of taxable profit (loss) for the period. Taxable profit differs from profit before tax because it excludes items that are never taxable or tax deductible as well as items that are taxable or tax deductible in other years.

Deferred income tax relates to the differences between the carrying amount of assets and liabilities in the balance sheet and the tax base of such assets and liabilities ("**temporary differences**"). Deferred income tax is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference is controlled by IHC and it is probable that the temporary difference will not reverse in the future.

7.3 Pension benefits

The present value of pension obligations under Provident Financial defined benefit pension schemes to which IHC has historically contributed, is the IHC share of the present value of the defined benefit obligations of the schemes as at the balance sheet date, less the fair value of the IHC share of the schemes' assets. This is determined for each financial year using the following principal estimates and assumptions in the actuarial calculations used to determine that present value:

- the expected rates of future pensionable salary increases of scheme members;
- the expected rates of future increases to pensions in payment;
- the expected future mortality rates of scheme members;
- the expected long-term rates of return on scheme asset investments;
- the expected long-term rates of return on high-quality corporate bonds (used to discount future pension payment liabilities to a present value); and
- price inflation.

7.4 Fair value of derivative financial instruments

IHC manages its interest rate risk and foreign exchange risk through the use of interest rate swaps and foreign exchange contracts. These hedges are designated as cash flow hedges under IAS 39 'Financial Instruments: Recognition and Measurement'. As at 31 December 2006, the fair value of these derivatives reflected in the combined balance sheet of IHC was an asset of £0.6 million and a liability of £2.3 million.

8. Quantitative and qualitative disclosure about market risk

IHC's activities expose it to a number of financial market risks: currency exchange rate risk, interest rate risk, credit risk and liquidity risk. IHC has a risk management framework (historically as part of the PF Group) which is directed at mitigating these risks wherever it is practicable and economic to do so. The Provident Financial group treasury function is responsible for managing risks arising from the financial markets, and policies exist to govern the use of derivative financial instruments for this purpose. Such instruments are only used for the purposes of hedging underlying risks arising from business operations and are not used for the purpose of profit generation in their own right.

8.1 Exchange rate risk

IHC reports its financial performance in the United Kingdom in sterling. However, all of its revenue, and most of its costs are denominated in the currencies of Central Europe, Romania and Mexico. The results of IHC are consequently exposed to two types of foreign exchange risk (transaction risk and translation risk), between items denominated in these currencies and the group reporting currency of sterling. The principal foreign currencies involved are:

- Polish zloty;
- Czech crown;
- Hungarian forint;
- Mexican peso;
- Slovak crown; and
- Romanian leu.

8.2 Transaction risk

As revenues and expenses are largely transacted within national boundaries rather than between currency zones, currency transaction risk is largely limited to cashflows representing investment into countries outside the United Kingdom and payments from those countries for know-how and services provided from the United Kingdom. Assets in each country are, where practicable, matched with borrowings provided in local currency to minimise the need for sterling borrowings to be converted into local currency funding. Where transaction flows can reasonably be anticipated at future dates, forward exchange contracts are used to limit currency transaction risk exposures.

8.3 Translation risk

Although assets denominated in currencies other than sterling are matched as far as practicable with local currency borrowings, there still remains a currency translation risk in each country on net assets held in those currencies.

8.4 Interest rate risk

Interest and other finance costs are a significant component of IHC profitability. Borrowings from banking (and other) markets are on terms which generally involve regular and frequent interest rate repricing (typically at quarterly or semi-annual intervals). However, revenue from interest charged to customers is fixed at the time each customer loan is entered into (typically for up to one year), leaving an exposure in IHC to interest rate volatility.

This interest rate exposure is managed as referred to at paragraph 3.8 above through the use of interest rate hedging, typically interest rate swaps.

8.5 Credit risk

The principal credit risk to which IHC's operations are exposed is that of non-recovery of customer receivables through increased customer default on loan repayment obligations.

Management of this risk is at the core of IHC operations. It is achieved through a combination of:

- consistent and centrally determined basic rules for credit approval when customer loans are granted;
- agent and management decisions over who to lend to, reinforced by the payment of agent commissions based on amounts collected rather than amounts lent;
- credit behavioural scoring systems used to manage the extension of further credit and in particular larger amounts for longer terms to existing customers;
- agent collection on a regular weekly basis from customers; and
- support from centralised collection units, specialising in contacting customers otherwise difficult to reach, and initiating court procedures against customers with the ability but no intention to repay (as opposed to customers simply unable to repay).

8.6 Liquidity risk

The principal liquidity risk which IHC faces is one of being unable to renew existing borrowing facilities to service the existing customer receivables portfolio or being unable to raise additional borrowing facilities for growth of the customer receivables portfolio.

Liquidity risk is managed by a combination of country management who determine their forecast liquidity requirements and Provident Financial group treasury who are responsible for sourcing the funding requirements. Provident Financial group treasury follow a policy of securing commitments from banks to provide funding facilities for up to five years into the future. Initially, however, this period will typically be three years into the future. Funding has been obtained principally through a series of syndicated loan facilities (which are described in paragraph 6.3 above) and committed overdraft facilities for each country of operation. Summaries of the terms of these facility agreements are set out in paragraph 19 of Part X (Additional Information) of this document.

9. Capitalisation and indebtedness

9.1 Indebtedness

(a) The following table shows the indebtedness of IHC as at 31 March 2007.

	Notes	As at 31 March 2007 £m
Current debt		
Guaranteed amounts owed to banks	2	226.1
Unguaranteed/unsecured amounts with PF Group companies	3	38.4
Total current debt		264.5
Non-current debt (excluding current portion of long-term debt)		
Guaranteed amounts owed to banks	2	161.5
Total non-current debt		161.5
Total indebtedness		426.0

Notes:

1. This information is unaudited.
2. Guarantees on amounts owed to banks are provided by Provident Financial, which are in turn supported by joint and several guarantees from subsidiaries of Provident Financial, including certain companies within IHC. These guarantees will be cancelled upon demerger.
3. Net intra-group balances exist between IHC and the PF Group due to the historical nature of funding IHC. These balances will be settled in cash upon demerger.
4. IHC has not in the past formed a separate legal group and therefore it is not possible to show share capital or an analysis of reserves for IHC.

(b) The following table shows the net financial (indebtedness)/surplus of IHC as at 31 March 2007.

	Notes	As at 31 March 2007
		£m
Liquidity		
Cash and cash equivalents	4	44.8
Total liquidity		44.8
Current financial receivables		
Amounts receivable from customers		333.7
Amounts due from PF Group companies		129.0
Total current receivable		462.7
Current financial debt		
Current bank debt		(226.1)
Debt with PF Group companies	5	(38.4)
Total current financial debt		(264.5)
Net current financial (indebtedness)/surplus		243.0
Non-current financial indebtedness		
Non-current bank debt		(161.5)
Total non-current financial indebtedness		(161.5)
Net financial (indebtedness)/surplus		81.5

Notes:

1. *This information is unaudited.*

2. IHC has no indirect or contingent indebtedness as at 31 March 2007.

3. IHC had derivatives not reflected in the analysis above with the following fair values at 31 March 2007:

	As at 31 March 2007
	£m
Interest rate/foreign exchange rate hedging — assets	0.5
Interest rate/foreign exchange rate hedging — liabilities	(2.0)
Net asset/liability	(1.5)

4. Cash and cash equivalents includes £21.8 million of cash and short-term deposits held by regulated businesses. These amounts are required to be strictly segregated from the rest of IHC and are therefore not available to repay IHC borrowings.

5. Net intra-group balances exist between IHC and the PF Group due to the historical nature of funding IHC. These balances will be settled in cash upon demerger.

9.2 Capitalisation

As at 31 May 2007, IPF's capitalisation was £50,002 and the total cash of IPF was £50,002.

10. Dividend policy

Assuming the Reduction in Capital is approved by the Court (which will create distributable reserves on the balance sheet of the Company of approximately £410 million), in the absence of unforeseen circumstances the Directors intend to declare aggregate dividends of 4.75 pence per IPF Share in respect of 2007 and thereafter to adopt a progressive dividend policy, reflecting the profitability of the Group's business as well as its capital and cash flow requirements, with a medium term objective of moving to a dividend pay-out ratio of approximately 25 per cent. of profit after tax. The Directors believe this will allow the capital requirements of IPF's growth strategy to be met from its retained earnings.

PART VI — TERMS OF THE DEMERGER

1. Background to and reasons for the Demerger

The Demerger is a natural progression in the development of Provident Financial. IHC is now at a stage where it is self-sufficient in management, people and knowledge. In the early stages of IHC's operation there was a substantial initial transfer of knowledge from Provident Financial and numerous cross-secondments; however, given the divergence between the UK business (operating in a more mature market) and IHC (rapidly expanding into new, immature markets) this has now ceased. IHC continues to identify significant growth opportunities in new and existing markets and is well placed to continue to grow rapidly. IHC has also developed its own knowledge base with respect to entering markets and benchmarking growth and development. Given this divergence, cross-secondment between the two businesses has ceased.

The Directors believe that as a separate company, IPF will be able to capture its growth opportunity through:

- exclusive management focus on the significant opportunities to capture growth in existing and emerging markets; and
- greater alignment of incentives, with management and employees able to participate directly in the success of the IHC business.

Following the Demerger, Provident Financial and IPF will each operate as separate publicly listed companies and neither Provident Financial nor IPF will retain any shareholding in the other (although Provident Financial's employee benefit trust will acquire IPF Shares on the Demerger by virtue of its holding of PF Shares).

2. Details of the Demerger

2.1 Dividend demerger

In order to implement the Demerger, PF Shareholders have been asked to approve a special dividend on the PF Shares at an extraordinary general meeting of Provident Financial to be held on 13 July 2007, which dividend, if approved, will subsequently be declared by the board of directors of Provident Financial. The dividend will be equal to the book value of Provident Financial's shareholding in PIHL and will be satisfied by the allotment and issue by the Company of IPF Shares, credited as fully paid up, to PF Shareholders on the PF Share Register at the Demerger Record Time on the basis of:

one IPF Share for each PF Share

held at the Demerger Record Time, save that the number of IPF Shares to be allotted and issued to each of John Harnett and Rosamond Marshall Smith will be reduced by the number of IPF Shares already held by them so that, upon the Demerger becoming effective, all PF Shareholders (including John Harnett and Rosamond Marshall Smith) will hold one IPF Share for each PF Share held at the Demerger Record Time.

In consideration for the issue of IPF Shares to PF Shareholders, Provident Financial will transfer to the Company the entire issued share capital of PIHL. As a result PIHL will become a wholly-owned subsidiary of the Company and the Company will in turn, initially, be owned by PF Shareholders in the same proportions as they hold their PF Shares at the Demerger Record Time.

The number of IPF Shares to be issued on Demerger is not expected to exceed 257,433,562 based on the number of PF Shares in issue on 22 June 2007 (the latest practicable date prior to the publication of this document) plus an estimate of the maximum number of additional PF Shares that may be issued prior to the Demerger Record Time.

2.2 Reduction of capital

Shortly before Admission the capital of the Company will, subject to the confirmation of the Court, be reduced by decreasing the nominal value of each IPF Share from 170 pence to 10 pence. This will create distributable reserves in the Company.

John Harnett and Rosamond Marshall Smith, as the initial IPF Shareholders, have resolved by a special resolution passed on 30 May 2007 (the **"Reduction Resolution"**) to reduce the share capital of International Personal Finance as described above. The text of the Reduction Resolution is as follows:

> "THAT subject to and conditional on admission of the ordinary shares of the Company to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange's Market

for listed securities, the nominal value of each Ordinary Share be reduced from 170 pence to 10 pence."

The Reduction of Capital will require the confirmation of the Court under section 135 of the Companies Act 1985 and, if so confirmed, will create distributable reserves on the balance sheet of the Company of approximately £410 million. This will provide International Personal Finance with, among other things, additional capacity for the payment of future dividends.

It is intended that any creditors or contingent creditors of the Company at the time the Reduction of Capital becomes effective will give their written consent to the Reduction of Capital and that, accordingly, there will be no requirement to take measures to protect creditors.

The Reduction of Capital is expected to become effective on 19 July 2007.

2.3 Dealing arrangements under the Demerger

Application has been made for the admission of the IPF Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and dealings for normal settlement in the IPF Shares will commence at 8.00 a.m. on 16 July 2007.

The entitlement to receive IPF Shares pursuant to the Demerger *is not transferable* save to satisfy valid market claims.

For a transferee to be a registered holder of PF Shares by the Demerger Record Time, a transfer of PF Shares must be recorded on the PF Share Register by 5.00 p.m. on 13 July 2007. PF Shareholders on the PF Share Register at the Demerger Record Time will constitute the opening IPF Share Register.

2.4 Continuing arrangements between Provident Financial and International Personal Finance

Following the Demerger, Provident Financial and the Company will each operate as separate publicly listed companies and neither Provident Financial nor the Company will retain any shareholding in the other, although Provident's employee benefit trust will acquire IPF Shares on Demerger by virtue of its holding of PF Shares. Implementation of the Demerger and the relationship between Provident Financial and the Company after Demerger is regulated by the Demerger Agreement entered into on 25 June 2007. For a description of the Demerger Agreement see "Material contracts" in paragraph 19 of Part X (Additional Information) of this document.

Any business arrangements between any member of the PF Group and any member of the IPF Group after the Demerger will be entered into at arms' length and on normal commercial terms.

2.5 Distribution, selling and transfer restrictions

(a) Distribution and selling restrictions

The distribution of this document and the issue of the IPF Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The IPF Shares have not been and will not be registered under the US Securities Act or under any applicable state securities laws of the United States or under the applicable securities laws of Australia, Canada or Japan.

(b) Transfer restrictions

Holders of IPF Shares who are Affiliates of Provident Financial plc or the Company prior to the implementation of the Demerger, or of IPF after the Demerger, may not resell such securities without registration under the Securities Act except pursuant to the applicable resale provisions of Rule 145(d) under the Securities Act, another applicable exemption from registration or in a transaction not subject to registration. **"Affiliates"** of a company are generally defined as persons who directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, that company. Whether a person is an affiliate of a company for the purposes of the Securities Act depends on the circumstances but affiliates can include certain officers, directors and significant shareholders. Persons who believe they may be affiliates of Provident Financial plc or IPF should consult their own legal advisers before any sale of securities received in the Demerger.

The primary market for IPF Shares is expected to be the London Stock Exchange. IPF does not intend to list IPF Shares on a US securities exchange or quote such shares on The National Association of Securities Dealers' Automated Quotation system or any other inter-dealer quotation system in the United States. The Company does not intend to take action to facilitate a market in IPF Shares in the United States. Consequently, the Company believes that it is unlikely that an active trading market in the United States will develop for IPF Shares.

Neither the SEC nor any US federal or state securities commission has approved or disapproved of the IPF Shares or passed upon or determined the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offence.

3. IPF Shares

3.1 IPF Shares in certificated form

PF Shareholders who hold their PF Shares in certificated form at the Demerger Record Time will receive their entitlement to IPF Shares in certificated form.

The Company will not be offering a nominee scheme in respect of the holding of IPF Shares and consequently all PF Shareholders who are members of the Provident Financial Company Nominee Scheme whose PF Shares are held by Capita IRG Trustees Limited will receive their entitlement to IPF Shares in certificated form.

It is expected that definitive certificates in respect of IPF Shares will be posted to entitled holders of IPF Shares (who hold their shares in certificated form) at their registered address on the PF Share Register at the Demerger Record Time after the Reduction of Capital becomes effective and, in any event, by no later than 27 July 2007. In the case of joint holders, certificates will be despatched to the person whose name appears first in the register. No temporary documents of title will be issued. Pending the despatch by post of definitive share certificates, transfers of IPF Shares will be certified against the register held by the Registrars.

3.2 IPF Shares in uncertificated form

The Company will apply for the IPF Shares to be admitted to CREST with effect from Admission. The Articles of Association permit the holding of IPF Shares through the CREST system.

CREST is a paperless settlement system enabling securities to be transferred and held by electronic means rather than by a certificate of written instrument. The system is designed to reduce the costs of settlement, and facilitate the processing of settlements and the updating of registers, through an electronic settlement system. IPF Shares held by Shareholders in CREST will be in electronic form and evidence of title to IPF Shares will be established on an electronic register maintained by CRESTCo which can only be altered by an electronic instruction sent through CREST. It will be possible for Shareholders in CREST to transfer their IPF Shares without executing written stock transfer forms. The use of CREST is optional and IPF Shareholders may find it more convenient to hold their IPF Shares in certificated form.

3.3 Share dealing facility

International Personal Finance will arrange for a free share dealing facility to be provided to enable certain PF Shareholders who receive IPF Shares as a result of the Demerger to sell all (but not part only) of their newly acquired shares after the Demerger without incurring any charges (including any dealing charges or settlement charges). This free share dealing facility will be available to persons: (a) who appear on the IPF Share Register or are a member of the PF Nominee Scheme as a holder of 1,000 or fewer IPF Shares at Admission and (b) who are individuals resident in the United Kingdom. The free share dealing facility will not be available to persons who are resident in countries other than the United Kingdom. Details of the share dealing facility will be circulated with the certificates in respect of the IPF Shares.

PART VII — FINANCIAL INFORMATION

Section A: PwC report for the period ended 31 May 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Benson House
33 Wellington Street
Leeds LS1 4JP

The Directors
International Personal Finance plc
Number Three
Leeds City Office Park
Leeds
LS11 5BD

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ

Dresdner Kleinwort Limited
30 Gresham Street
London
EC2V 7PG

25 June 2007

Dear Sirs

International Personal Finance plc

Introduction

We report on the special purpose financial information set out in Section B of Part VII below. This special purpose financial information has been prepared for inclusion in the prospectus dated 25 June 2007 (the **"Prospectus"**) of International Personal Finance plc (the **"Company"**) on the basis of the accounting policies set out in note 2 to the special purpose financial information. This report is required by item 20.1 of Annex I to the PD Regulation and is given for the purposes of complying with that item and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the special purpose financial information in accordance with International Financial Reporting Standards as adopted by the European Union (**"IFRS as adopted by the EU"**).

It is our responsibility to form an opinion as to whether the special purpose financial information gives a true and fair view, for the purposes of the Prospectus and to report our opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under item 5.5.3R(2)(f) of the Prospectus Rules to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation, consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the special purpose financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting polices are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the special purpose financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the special purpose financial information gives, for the purposes of the Prospectus dated 25 June 2007, a true and fair view of the state of affairs of the Company as at the dates stated and of its cash flows for the period then ended in accordance with IFRS as adopted by the EU.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I to the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

Section B: Special purpose financial information on IPF

Income statement for the period to 31 May 2007

	£
Result for the period	—

For the period from incorporation on 5 December 2006 to 31 May 2007 IPF did not trade. The profit attributable to the ordinary shareholders of IPF for the period is £nil.

Statement of recognised income and expense

There was no recognised income or expense during the period.

Balance sheet as at 31 May 2007

	Notes	31 May 2007 £
Current assets		
Cash		50,002
Current liabilities		
Redeemable preference shares	3	—
Net assets		50,002
Shareholders' equity		
Called-up share capital — ordinary shares	4	2
Capital redemption reserve	5	50,000
Capital contribution reserve	5	—
Profit and loss account	5	—
Total equity		50,002

Cash flow statement for the period ended 31 May 2007

	£
Cash flows from financing activities	
Issue of ordinary share capital	2
Capital contribution from Provident Financial	50,000
Issue of redeemable preference shares	50,000
Redemption of redeemable preference shares	(50,000)
Cash generated from financing activities	50,002
Increase in cash and cash equivalents	50,002
Cash and cash equivalents on incorporation	—
Cash and cash equivalents at end of period	50,002

Notes to the financial information

1. General

IPF was incorporated and registered in England and Wales on 5 December 2006 under the Companies Act 1985 as a private company limited by shares with the name Bridgesun (3) Limited and with registered number 6018973. On 24 May 2007, IPF re-registered as a public company limited by shares and changed its name to International Personal Finance plc. The registered office of IPF is Number Three Leeds City Office Park, Meadow Lane, Leeds, LS11 5BD.

2. Basis of preparation and accounting policies

The special purpose financial information has been prepared in accordance with the requirements of the PD regulation, the Listing Rules, and in accordance with this basis of preparation. This basis of preparation describes how the special purpose financial information has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRSs as adopted by the EU).

Capital contribution

Capital contributions are treated as receivable when they are binding and payable within a given period of time.

Share capital

Ordinary shares are classified as equity.

Preference shares are accounted for in accordance with IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" and presented as a financial liability when there is a contractual obligation to deliver cash or another financial asset.

Critical judgements

The preparation of the special purpose financial information has not required the application of significant judgement or estimates by the directors.

3. *Redeemable preference shares*

	31 May 2007
	£
As at 31 May 2007	—

On 2 March 2007, IPF issued 50,000 redeemable preference shares with a nominal value of £1 each to Provident Financial.

The preference shares carried no right to income by way of a dividend out of profits of IPF. On a return of capital, whether or not on a winding up, other than redemption or purchase by IPF of any of its share capital, the holders of the redeemable preference shares were entitled to receive in sterling the nominal value of the preference shares out of the assets of IPF available for distribution in priority to any payment to ordinary shareholders. The preference shares had no voting rights.

IPF was entitled to redeem the preference shares at any time, and was obliged to redeem the preference shares on or before 30 June 2007 at the nominal value of each redeemable preference share.

On 31 May 2007, the preference shares were redeemed in full at their nominal value of £50,000.

4. Share capital

	31 May 2007
	£
Ordinary share capital	
Authorised	
100,000 ordinary shares of £1 each	100,000
Allotted, called up and fully paid	
2 ordinary shares of £1 each	2

On incorporation, IPF's authorised share capital was 100,000 ordinary shares of £1 each. Of such shares, two ordinary shares were taken up by the subscribers to the memorandum of association, R. Marshall Smith and E. Versluys, and were paid up in full in cash. The share held by E. Versluys was subsequently transferred to J. Harnett.

5. Reserves

	Capital redemption reserve	Capital contribution reserve	Profit and loss account
	£	£	£
On incorporation	—	—	—
Capital contribution	—	50,000	—
Redemption of preference shares	50,000	(50,000)	—
At 31 May 2007	50,000	—	—

The capital contribution of £50,000 was made by Provident Financial on 2 March 2007.

Following the redemption of the redeemable preference shares on 31 May 2007, the capital contribution reserve of £50,000 was transferred to the capital redemption reserve.

6. Guarantees and commitments

On 16 March 2007, IPF and various subsidiaries of PIHL entered into a series of three year multi-currency revolving loan facilities with a syndicated group of banks. IPF is party to these facilities both as a borrower and as a guarantor of the obligations of the other borrowers. As at the balance sheet date, there were no drawings under these facilities.

7. Costs

Costs in respect of the proposed admission will be incurred by other companies within the PF Group and IHC. These costs will not be recharged to IPF.

8. Post balance sheet events

On 19 June 2007, IPF's authorised share capital was increased from £150,000 to £852,550,034. As at 19 June 2007 (being the latest practicable date prior to the publication of this document), the authorised share capital of IPF comprised 501,500,020 ordinary shares of 170 pence each.

On 25 June 2007, IPF entered into a demerger agreement with Provident Financial. The purpose of the demerger agreement is to facilitate an orderly separation of the two businesses and provide for certain services to be supplied by the PF Group to the IPF Group for a transitional period.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Benson House
33 Wellington Street
Leeds LS1 4JP

The Directors
International Personal Finance plc
Number Three
Leeds City Office Park
Leeds
LS11 5BD

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ

Dresdner Kleinwort Limited
30 Gresham Street
London
EC2V 7PG

25 June 2007

Dear Sirs

International Home Credit (being the overseas home credit business of Provident Financial plc, referred to as the "Operating Group")

We report on the combined financial information set out in Section D of Part VII below. This combined financial information has been prepared for inclusion in the prospectus dated 25 June 2007 (the **"Prospectus"**) of International Personal Finance plc (the **"Company"**) on the basis of the accounting policies set out in paragraph 2 to the combined financial information. This report is required by item 20.1 of Annex I to the PD Regulation and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the combined financial information in accordance with the basis of preparation set out in note 1 to the combined financial information.

It is our responsibility to form an opinion as to whether the combined financial information gives a true and fair view, for the purposes of the Prospectus, and to report our opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under item 5.5.3R(2)(f) of the Prospectus Rules to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation, consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the combined financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the combined financial information and whether the accounting policies are appropriate to the Operating Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the combined financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the combined financial information gives, for the purposes of the Prospectus dated 25 June 2007, a true and fair view of the state of affairs of the Operating Group as at the dates stated and of its profits, cash flows and recognised income and expense for the periods then ended in accordance with the basis of preparation set out in note 1 to the combined financial information.

Declaration

For the purposes of Prospectus Rule 5.5.3R (2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I to the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

Section D: Financial information for the years ended 31 December 2004, 31 December 2005 and 31 December 2006

IHC

Combined income statements for the year ended 31 December

	Notes	2004 £m	2005 £m	2006 £m
Revenue	3	271.2	358.6	365.3
Finance income		4.0	6.1	7.2
Total income		275.2	364.7	372.5
Finance costs	4	(23.1)	(25.4)	(28.6)
Operating costs		(129.3)	(188.6)	(161.3)
Administrative expenses		(86.0)	(105.1)	(144.5)
Total costs		(238.4)	(319.1)	(334.4)
Profit before taxation	3,5	36.8	45.6	38.1
Profit before taxation and demerger costs	3	36.8	45.6	42.3
Demerger costs	5	—	—	(4.2)
Profit before taxation	3	36.8	45.6	38.1
Tax expense	6	(12.1)	(13.8)	(12.7)
Profit after taxation	23	24.7	31.8	25.4

Earnings per share		2004	2005	2006
Basic	7	9.75p	12.50p	9.96p
Diluted	7	9.70p	12.48p	9.93p

Combined statements of recognised income and expense for the year ended 31 December

	Notes	2004 £m	2005 £m	2006 £m
Profit after taxation		24.7	31.8	25.4
Exchange gains/(losses) on foreign currency translations		3.9	2.6	(0.2)
Net fair value (losses)/gains — cash flow hedges		(1.0)	(1.4)	1.8
Actuarial losses on retirement benefit obligations/asset	21	(3.0)	(1.2)	(1.1)
Tax credit/(charge) on items taken directly to invested capital		1.2	0.8	(0.3)
Net income recognised directly in invested capital	23	1.1	0.8	0.2
Total recognised income for the year	23	25.8	32.6	25.6

Combined balance sheets as at 31 December

	Notes	2004	2005	2006
		£m	£m	£m
ASSETS				
Non-current assets				
Intangible assets	10	—	1.9	14.0
Property, plant and equipment	11	18.4	23.5	30.2
Retirement benefit asset	21	—	—	0.4
Deferred tax assets	12	10.4	12.6	15.6
		28.8	38.0	60.2
Current assets				
Financial assets:				
— Amounts receivable from customers:				
— due within one year	13	285.1	322.1	312.4
— due in more than one year	13	—	6.6	18.6
— Amounts due from PF Group companies	14	80.7	127.8	157.7
— Derivative financial instruments	19	1.0	0.5	0.6
— Cash and cash equivalents	15	46.7	47.1	44.5
Trade and other receivables	16	4.7	6.1	6.5
Current tax assets		4.0	0.9	8.1
		422.2	511.1	548.4
Total assets	3	451.0	549.1	608.6
LIABILITIES				
Current liabilities				
Financial liabilities:				
— Bank borrowings	17	(92.5)	(145.6)	(218.4)
— PF Group borrowings	18	(42.9)	(53.5)	(79.4)
— Derivative financial instruments	19	(4.2)	(4.9)	(2.3)
Trade and other payables	20	(16.0)	(21.2)	(35.0)
Current tax liabilities		(18.7)	(17.4)	(21.7)
		(174.3)	(242.6)	(356.8)
Non-current liabilities				
Financial liabilities:				
— Bank borrowings	17	(244.3)	(242.1)	(169.6)
Retirement benefit obligations	21	(10.4)	(8.2)	—
		(254.7)	(250.3)	(169.6)
Total liabilities	3	(429.0)	(492.9)	(526.4)
NET ASSETS		**22.0**	**56.2**	**82.2**
INVESTED CAPITAL				
Provident Financial investment in IHC	23	**22.0**	**56.2**	**82.2**

Combined cash flow statements for the year ended 31 December

	Notes	2004 £m	2005 £m	2006 £m
Cash flows from operating activities				
Cash (used in)/generated from operations		(75.1)	(9.8)	33.1
Finance costs paid		(20.5)	(24.8)	(28.7)
Finance income received		4.2	6.1	7.2
Tax paid		(12.8)	(13.2)	(18.8)
Net cash used in operating activities		(104.2)	(41.7)	(7.2)
Cash flows from investing activities				
Purchases of intangible assets	10	—	(1.9)	(12.1)
Purchases of property, plant and equipment	11	(10.8)	(13.1)	(17.4)
Proceeds from disposal of property, plant and equipment		2.1	2.0	3.4
Net cash used in investing activities		(8.7)	(13.0)	(26.1)
Cash flows from financing activities				
Proceeds from external bank borrowings		127.5	44.3	4.6
(Repayment of)/proceeds from PF Group borrowings		(46.4)	10.6	25.9
Net cash generated from financing activities		81.1	54.9	30.5
Net (decrease)/increase in cash and cash equivalents		(31.8)	0.2	(2.8)
Cash and cash equivalents at beginning of year		71.4	46.7	47.1
Exchange gains on cash and cash equivalents		7.1	0.2	0.2
Cash and cash equivalents at end of year		**46.7**	**47.1**	**44.5**
Cash and cash equivalents at end of year comprise:				
Cash at bank and in hand	15	15.5	19.2	22.8
Short-term deposits	15	31.2	27.9	21.7
		46.7	**47.1**	**44.5**

The cash and short-term deposits held by those businesses that are regulated are required to be strictly segregated from those of the rest of IHC and are not available to repay IHC borrowings. At 31 December 2006 the cash and short-term deposits held by IHC's regulated businesses amounted to £21.4m (2005 £28.1m, 2004 £31.9m). All short-term deposits have a maturity of three months or less on acquisition.

Reconciliation of profit after taxation to cash (used in)/generated from operations

	2004 £m	2005 £m	2006 £m
Profit after taxation	24.7	31.8	25.4
Adjusted for:			
Tax expense	12.1	13.8	12.7
Finance costs	23.1	25.4	28.6
Finance income	(4.0)	(6.1)	(7.2)
Share-based payment charge/(credit) (note 22)	0.3	0.5	(0.4)
Defined benefit pension charge/(credit) (note 21)	0.7	0.8	(0.3)
Depreciation of property, plant and equipment (note 11)	4.6	6.2	7.2
Profit on disposal of property, plant and equipment	(0.1)	(0.1)	(0.2)
PF Group funding	4.5	1.1	0.8
Changes in operating assets and liabilities:			
Amounts receivable from customers	(65.6)	(36.9)	(7.0)
Trade and other receivables	4.2	0.8	(0.6)
Amounts due from PF Group companies	(74.1)	(47.1)	(29.9)
Trade and other payables	(5.8)	4.5	14.2
Retirement benefit obligations/asset	(1.2)	(4.2)	(9.4)
Derivative financial instruments	1.5	(0.3)	(0.8)
Cash (used in)/generated from operations	**(75.1)**	**(9.8)**	**33.1**

Notes to the combined financial information

1. Basis of preparation

IPF, a newly incorporated entity, has been established to become the holding company of PIHL. PIHL is the principal legal entity of the international businesses of the PF Group. The table below shows the principal companies which constitute what is hereafter referred to as IHC:

Legal entity	Nature of business	Country of operation	% owned
Provident International Holdings Limited	Holding company	England	100%
International Personal Finance Investments Limited	Holding company	England	100%
Provident International Limited	Support and services	England	100%
Provident Polska S.A.	Home credit	Poland	100%
Provident Financial s.r.o.	Home credit	Czech Republic	100%
Provident Financial Zrt	Home credit	Hungary	100%
Provident Financial s.r.o.	Home credit	Slovakia	100%
Provident Mexico S.A de C.V.	Home credit	Mexico	100%
Provident Financial Romania I.F.N.S.A.	Home credit	Romania	100%
Provident International Financial Services Limited	Debt option provision	England	100%
Provident International Credit Guarantee Company Limited	Debt guarantee provision	Guernsey	100%

The combined financial information has been prepared for inclusion in the prospectus for the application for the admission of listing the shares of the parent company, IPF, and comprises the combined income statements, statements of recognised income and expense, balance sheets and cash flow statements of IHC.

The combined financial information has been prepared in accordance with the requirements of the PD regulation, the Listing Rules, and in accordance with this basis of preparation. This basis of preparation describes how the combined financial information has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRSs as adopted by the EU) except as described below.

IFRSs as adopted by the EU do not provide for the preparation of combined financial information, and accordingly, in preparing the combined financial information certain accounting conventions commonly used for the preparation of historical financial information for inclusion in investment circulars as described in the Annexure to SIR 2000 (Investment Reporting Standard applicable to public reporting engagements on historical financial information) issued by the UK Auditing Practices Board have been applied. The application of these conventions results in the following basis of accounting of the financial information. IHC has not previously been required to prepare consolidated financial information and hence consolidated financial information has not previously been presented. The combined financial information has been prepared by aggregating the applicable individual financial returns that were prepared for the purposes of the PF Group consolidation together with certain PF Group consolidation adjustments relating to the businesses forming IHC. Internal transactions within IHC have been eliminated on combination. Other than in respect of using this basis of accounting, IFRSs as adopted by the EU have been applied.

Basis of accounting

The following conventions have been used in preparing the combined financial information:

- IHC has not in the past formed a separate legal group and therefore it is not possible to show share capital or an analysis of reserves for IHC. The net assets of IHC are represented within invested capital by the cumulative investment of Provident Financial in IHC (shown as "Provident Financial investment in IHC").
- Amounts due to the PF Group that are interest bearing and have other characteristics of debt have been categorised as part of financial liabilities (shown as "PF Group borrowings") in the combined balance sheet. The related interest expense has been categorised as part of finance costs within the combined income statement. Accordingly, the interest expense recorded in the combined income statement has been affected by the financing arrangements within the PF Group and is not representative of the interest expense that would have been reported had IHC been independent. Also, it is not necessarily representative of the interest expense that will arise in the future. The rate of interest applying to intra-group balances within the PF Group is determined by Provident Financial.

- Amounts due to the PF Group that do not have the characteristics of debt have been included within the "Provident Financial investment in IHC" in the combined balance sheet. All movements in such balances have been reflected in note 23 as movements in invested capital under the heading "PF Group funding adjustment".

- The PF Group has not historically recharged all corporate office costs comprising director costs, taxation, treasury, accounting, investor relations, public relations, legal costs and company secretarial costs to its underlying businesses. However, for the purposes of the combined financial information an approximation of the amounts of corporate head office costs attributable to IHC has been made based on the expected split of corporate office costs on demerger. PF Group corporate office costs were affected by the arrangements in place within the PF Group and are not necessarily representative of the position that will prevail in the future.

- The PF Group defined benefit pension obligations/asset have historically been split between statutory entities based on the level of contributions made to the pension schemes by each entity. For the purposes of the combined financial information, the pension obligations/asset represent an aggregation of the statutory entities forming IHC plus an allocation of the PF Group corporate office pension obligations/asset based on the expected split of corporate office staff on demerger.

- Tax charges in the combined financial information have been determined based on the tax charges recorded by IHC companies in their local statutory accounts. This also comprises the tax effect on adjustments made for PF Group consolidation purposes. The tax charges recorded in the combined income statement have been affected by the taxation arrangements within the PF Group and are not necessarily representative of the tax charges that would have been reported had IHC been an independent group. Also they are not necessarily representative of the tax charges that may arise in the future.

2. Accounting policies

The accounting policies adopted by IHC in the preparation of the combined financial information are consistent with those adopted in the PF Group 2006 financial statements and will be used, subject to the changes identified below, in the preparation of the IPF Group's first financial statements.

The following standards and interpretations, which are in issue but not yet effective, have not been applied in the combined financial information:

IFRS 7 'Financial Instruments: Disclosures'

IFRS 8 'Operating Segments'

IFRIC 12 'Service Concession Arrangements'

IFRS 7 is effective for accounting periods beginning on or after 1 January 2007 and will therefore be applied in the first full set of financial statements of the IPF Group. The standard is a disclosure standard and requires additional disclosures on capital and financial instruments. The standard will not impact the recognition or measurement of items accounted for under the accounting policies used in the preparation of the combined financial information. All other standards and interpretations listed above are not expected to have a material impact on the combined financial information of IHC.

The principal accounting policies used in the preparation of the combined financial information are as follows:

Revenue recognition

Revenue, which excludes value added tax and intra-group transactions, comprises revenue earned on amounts receivable from customers.

The service charge on a home credit loan is fixed. The charge does not increase if customers take longer than the contracted period to repay the loan. The majority of loans do not carry penalties or default interest charges. In accordance with IAS 39 'Financial Instruments: Recognition and Measurement' the service charge is accounted for as interest income.

Revenue on customer receivables is recognised using an effective interest rate (EIR). The EIR is calculated using estimated cash flows being contractual payments adjusted for the impact of customers repaying early but excluding the anticipated impact of customers paying late or not paying at all.

Directly attributable incremental issue costs are also taken into account in calculating the EIR. Interest income continues to be accrued on impaired receivables using the original EIR applied to the loan's carrying value.

Finance income and finance costs

Finance income comprises the return generated on cash and cash equivalents and is recognised on an EIR basis. Finance costs comprise the interest on external borrowings and amounts owed to the PF Group and are recognised on an EIR basis.

Amounts receivable from customers

All customer receivables are initially recognised at the amount loaned to the customer less directly attributable incremental issue costs. After initial recognition, customer receivables are subsequently measured at amortised cost. Amortised cost is the amount of the customer receivable at initial recognition less customer repayments, plus revenue earned calculated using the EIR, less any deduction for impairment.

All customer receivables are assessed for impairment at each combined balance sheet date. Customer accounts that are in arrears are deemed to have demonstrated evidence of impairment and are subject to a detailed impairment review. Impairment is calculated using actuarial models which use historical payment performance to generate the estimated amount and timing of future cashflows from each arrears stage. These estimated future cash flows are discounted to a present value using the original EIR and this figure is compared with the combined balance sheet value. All such impairments are charged to the combined income statement.

The unwinding of the discounted value used to compute the impairment is reflected in the interest charged on the impaired loan. Impairment charges in respect of customer receivables are charged to the combined income statement as part of operating costs.

Intangible assets

Intangible assets, which comprise computer software licences, are capitalised as intangible assets on the basis of the costs incurred to acquire or develop the specific software and bring it into use.

Computer software is amortised on a straight-line basis over its estimated useful economic life which is generally estimated to be five years. The residual values and economic lives are reviewed by management at each balance sheet date.

Property, plant and equipment

Property, plant and equipment is shown at cost less subsequent depreciation and impairment. Cost represents invoiced cost plus any other costs that are directly attributable to the acquisition of the items. Repairs and maintenance costs are expensed as incurred.

Depreciation is calculated to write-down assets to their estimated realisable value over their useful economic lives. The following are the principal bases used:

Category	Depreciation rate	Method
Fixtures and fittings	10%	Straight-line
Equipment (including computer hardware)	20 to 33.3%	Straight-line
Motor vehicles	25%	Reducing balance

The residual value and useful economic life of all assets are reviewed, and adjusted if appropriate, at each combined balance sheet date. All items of property, plant and equipment are tested for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying value exceeds the higher of the asset's value in use or its fair value less costs to sell.

Foreign currency translation

Items included in the financial statements of each of IHC's subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates ('the functional currency'). The combined financial information is presented in sterling.

Transactions that are not denominated in a subsidiary's functional currency are recorded at the rate of exchange ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated into the relevant functional currency at the rates of exchange ruling at the combined balance sheet date. Differences arising on translation are charged or credited to the combined income statement, except when deferred in invested capital as qualifying cash flow hedges or qualifying net investment hedges.

The combined income statements of IHC's subsidiaries (none of which has the currency of a hyperinflationary economy) that have a functional currency different from sterling are translated into sterling at the average exchange rate and the balance sheets are translated at the exchange rates ruling at each combined balance sheet date.

On combination, exchange differences arising from the translation of the net investment in foreign subsidiaries, and of borrowings and other currency instruments designated as hedges of such investments, are taken to invested capital. When a foreign operation is sold such exchange differences are recognised in the combined income statement as part of the gain or loss on sale.

Segment reporting

IHC's primary reporting format is geographical segments. A geographical segment is a component of IHC that operates within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.

The provision of home credit is the only business segment operated by IHC and therefore a secondary segmental analysis is not provided.

Leases

The leases entered into by IHC are solely operating leases. Costs in respect of operating leases are charged to the combined income statement on a straight-line basis over the lease term.

Taxation

The tax expense represents the sum of current and deferred tax. Current tax is calculated based on taxable profit for the year using tax rates that have been enacted or substantially enacted by the combined balance sheet date. Taxable profit differs from profit before taxation as reported in the combined income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the combined balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the combined financial information and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

Deferred tax is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference is controlled by IHC and it is probable that the temporary difference will not reverse in the future.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Employee benefits

- *Defined benefit pension plans*

The charge in the combined income statement in respect of defined benefit pension plans comprises the actuarially assessed current service cost of working employees together with the interest charge on pension liabilities offset by the expected return on pension scheme assets. All charges are allocated to administrative expenses.

The asset/liability recognised in the combined balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the combined balance sheet date less the fair value of the plan assets.

The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating to the terms of the related pension liability.

Cumulative actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised immediately in the combined statement of recognised income and expense.

Past service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

- *Defined contribution plans*

Contributions to defined contribution pension schemes are charged to the combined income statement on an accruals basis.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and short-term deposits with original maturities of three months or less principally held for the purpose of meeting intra-group guarantee arrangements. Bank overdrafts are presented in current liabilities to the extent that there is no right of offset with cash balances.

Derivative financial instruments

IHC uses derivative financial instruments, principally interest rate swaps and forward currency contracts to manage the interest rate and currency risk arising from IHC's underlying business operations. No transactions of a speculative nature are undertaken.

All derivative financial instruments are assessed against the hedge accounting criteria set out in IAS 39. The majority of IHC's derivatives meet the hedge accounting requirements of IAS 39 and are accordingly designated as either: hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge) or hedges of highly probable forecast transactions (cash flow hedge).

Derivatives are initially recognised at the fair value on the date a derivative contract is entered into and are subsequently remeasured at each reporting date at their fair value. Where derivatives do not qualify for hedge accounting, movements in their fair value are recognised immediately within the combined income statement.

Where the hedge accounting criteria have been met, the resultant gain or loss on the derivative instrument is recognised as follows:

- *Fair value hedges*

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the combined income statement as part of finance costs, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

- *Cash flow hedges*

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in invested capital. The gain or loss relating to the ineffective portion is recognised immediately in the combined income statement as part of finance costs. Amounts accumulated in invested capital are recognised in the combined income statement when the income or expense on the hedged item is recognised in the combined income statement.

IHC discontinues hedge accounting when:

- it is evident from testing that a derivative is not, or has ceased to be, highly effective as a hedge;
- the derivative expires, or is sold, terminated or exercised; or
- the underlying hedged term matures or is sold or repaid.

Share-based payments

The cost of providing share-based payments to employees is charged to the combined income statement over the vesting period of the related share options or share allocations. The corresponding credit is made to a separate component of the Provident Financial investment in IHC.

The cost is based on the fair value of options granted determined using a binomial option pricing model. The value of the charge is adjusted at each combined balance sheet date to reflect expected and actual levels of vesting with a corresponding adjustment to a separate component of the Provident Financial investment in IHC.

In accordance with the transitional provisions of IFRS 2 'Share-based Payment' IHC has elected to apply IFRS 2 to grants, options and other equity instruments granted after 7 November 2002 and not vested at 1 January 2005.

Borrowings

Borrowings are recognised initially at fair value, being their issue proceeds net of any transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds net of transaction costs and the redemption value is recognised in the combined income statement over the expected life of the borrowings using the EIR.

Where borrowings are the subject of a fair value hedge, changes in the fair value of the borrowing that are attributable to the hedged risk are recognised in the combined income statement and a corresponding adjustment made to the carrying value of borrowings.

Key assumptions and estimates

In applying the accounting policies set out above, IHC makes significant estimates and assumptions that affect the reported amounts of assets and liabilities as follows:

Amounts receivable from customers

IHC reviews its portfolio of customer loans and receivables for impairment at each combined balance sheet date. IHC makes judgements to determine whether there is objective evidence which indicates there has been an adverse effect on expected future cash flows. For the purposes of assessing the impairment of customer loans and receivables, customers are categorised into arrears stages as this is considered to be the most reliable predictor of future payment performance. The level of impairment is calculated using actuarial models which use historical payment performance to generate the estimated amount and timing of future cash flows from each arrears stage. The impairment models are regularly reviewed to take account of the current economic environment, product mix and recent customer payment performance. However, on the basis that the payment performance of customers could be different from the assumptions used in estimating future cash flows, a material adjustment to the carrying value of amounts receivable from customers may be required. To the extent that the net present value of estimated cash flows differs by +/– 5%, it is estimated that the amounts receivable from customers would be £17m higher/lower.

Retirement benefit obligations/asset

IHC makes a number of judgements and estimates in assessing the amount of its retirement benefit obligations/asset at each balance sheet date. These judgements and estimates are derived after taking into account the requirements of IAS 19 'Retirement Benefit Obligations' and after taking the advice of IHC's actuaries. Further details on the key assumptions used are set out in note 21.

Tax

IHC is subject to tax in a number of international jurisdictions as well as the UK. In many cases, the tax treatment of certain items cannot be determined precisely until tax audits or enquiries have been completed by the tax authorities. In some instances, this can be some years after the item has first been reflected in the combined financial information. IHC recognises liabilities for anticipated tax audit and enquiry issues based on an assessment of whether such liabilities are likely to fall due. If the outcome of such audits is that the final liability is different to the amount originally estimated, such differences will be recognised in the period in which the audit or enquiry is determined. Any differences may necessitate a material adjustment to the level of tax balances held in the combined balance sheet.

3. Segment analysis

Primary reporting format — geographical segments

	2004 £m	2005 £m	2006 £m
Revenue			
Central Europe	269.4	347.9	338.6
Mexico	1.8	10.7	26.4
Romania	—	—	0.3
Total	**271.2**	**358.6**	**365.3**
Profit before taxation			
Central Europe	49.8	60.7	65.7
Mexico	(2.3)	(3.1)	(9.7)
Romania	—	—	(2.4)
UK divisional central costs	(7.7)	(6.5)	(7.4)
	39.8	51.1	46.2
Recharge of Provident Financial central costs	(3.0)	(5.5)	(3.9)
Profit before taxation and demerger costs	36.8	45.6	42.3
Demerger costs (note 5)	—	—	(4.2)
Total	**36.8**	**45.6**	**38.1**

The recharge of Provident Financial central costs was not previously reflected in the reported results of the businesses forming IHC within the PF Group financial statements. The above allocation represents IHC's share of Provident Financial central costs in each year based on the expected split of Provident Financial central costs on demerger.

	2004 £m	2005 £m	2006 £m
Segment assets			
Central Europe	429.1	499.9	531.4
Mexico	3.2	15.4	28.5
Romania	—	—	4.9
UK	18.7	33.8	43.8
Total	**451.0**	**549.1**	**608.6**
Segment liabilities			
Central Europe	364.1	419.4	418.5
Mexico	3.2	14.8	29.1
Romania	—	—	4.5
UK	61.7	58.7	74.3
Total	**429.0**	**492.9**	**526.4**
Capital expenditure			
Central Europe	9.3	11.1	11.4
Mexico	0.3	1.1	2.7
UK	1.2	0.9	3.3
Total	**10.8**	**13.1**	**17.4**
Depreciation			
Central Europe	4.2	5.4	5.9
Mexico	0.1	0.2	0.6
UK	0.3	0.6	0.7
Total	**4.6**	**6.2**	**7.2**

Expenditure on intangible assets of £12.1m (2005 £1.9m, 2004 £nil) all relates to the UK.

4. Finance costs

	2004 £m	2005 £m	2006 £m
Interest payable on external bank borrowings	18.6	18.6	22.4
Interest payable on PF Group borrowings	2.9	7.2	6.7
Interest payable on bank and other borrowings	21.5	25.8	29.1
Net hedge ineffectiveness and other fair value gains and losses	1.6	(0.4)	(0.5)
Total	23.1	25.4	28.6

5. Profit before taxation

Profit before taxation is stated after charging/(crediting):

	2004 £m	2005 £m	2006 £m
Depreciation of property, plant and equipment (note 11)	4.6	6.2	7.2
Profit on disposal of property, plant and equipment	(0.1)	(0.1)	(0.2)
Operating lease rentals:			
— property	7.6	7.8	7.4
— equipment	—	0.1	0.1
Share-based payment charge/(credit) (note 22)	0.3	0.5	(0.4)
Defined benefit pension scheme charge/(credit) (note 21)	0.7	0.8	(0.3)
Impairment of amounts receivable from customers (note 13)	87.0	132.4	103.1
Audit services:			
— fees payable to Provident Financial's auditors for the audit of the consolidated PF Group financial statements	—	—	0.1
Non-audit services:			
— audit of IHC companies pursuant to legislation	0.1	0.2	0.2
— tax services	0.6	0.2	0.1
— other services	0.1	—	—
Demerger costs	—	—	4.2

Demerger costs in 2006 represent costs incurred in preparing for the demerger of IHC from the PF Group. The costs comprise £0.4m of professional fees, £0.9m of property costs and £2.9m of other separation costs. All of the demerger costs have been classified as administrative expenses within the combined income statement.

6. Tax expense

	2004 £m	2005 £m	2006 £m
Total current tax	15.1	15.2	16.3
Total deferred tax (note 12)	(3.0)	(1.4)	(3.6)
Total	12.1	13.8	12.7

The tax credit in respect of demerger costs in 2006 was £0.9m (2005 and 2004 £nil).

Tax (credit)/charge on items taken directly to invested capital	2004 £m	2005 £m	2006 £m
Current tax (credit)/charge on net fair value (losses)/gains — cash flow hedges	(0.3)	(0.4)	0.6
Deferred tax credit on actuarial losses on retirement benefit obligations/asset	(0.9)	(0.4)	(0.3)
Total	(1.2)	(0.8)	0.3

The rate of tax expense on the profit before taxation for the year ended 31 December 2006 is higher (2005 and 2004 higher) than the standard rate of corporation tax in the UK (30%). The differences are explained as follows:

	2004	2005	2006
	£m	*£m*	*£m*
Profit before taxation	36.8	45.6	38.1
Profit before taxation multiplied by the standard rate of corporation tax in the UK of 30% (2005 and 2004 30%)	11.0	13.7	11.4
Effects of:			
Adjustment in respect of prior years	0.8	0.2	0.5
Adjustment in respect of foreign tax rates	(4.7)	(6.6)	(4.4)
Expenses not deductible for tax purposes	1.1	4.7	4.5
Overseas taxable dividends	3.9	1.8	0.7
Total tax expense	**12.1**	**13.8**	**12.7**

7. Earnings per share

Basic earnings per share (EPS) is calculated by dividing the earnings attributable to shareholders of £25.4m (2005 £31.8m, 2004 £24.7m) by the weighted average number of IPF ordinary shares that would have existed based on a one for one exchange for Provident Financial shares.

For diluted EPS, the weighted average number of IPF ordinary shares in issue is adjusted to assume conversion of all dilutive Provident Financial potential ordinary shares relating to employees of IHC, but does not anticipate changes to incentive schemes that will result from the demerger.

The weighted average number of shares used in the basic and diluted EPS calculations can be reconciled as follows:

	2004	2005	2006
	m	*m*	*m*
Used in basic EPS calculations	**253.4**	**254.3**	**254.9**
Dilutive effect of options	1.2	0.6	0.9
Used in diluted EPS calculations	**254.6**	**254.9**	**255.8**

The directors have elected to show an adjusted EPS excluding the impact of demerger costs in 2006. Demerger costs, net of the related tax credit, are £3.3m (2005 and 2004 £nil). This is presented to show the EPS generated by IHC's underlying operations. A reconciliation of basic and diluted EPS to adjusted and adjusted diluted EPS is as follows:

	2004	2005	2006
	pence	*pence*	*pence*
Basic EPS	**9.75**	**12.50**	**9.96**
Demerger costs, net of tax credit	—	—	1.30
Adjusted EPS	**9.75**	**12.50**	**11.26**
Diluted EPS	**9.70**	**12.48**	**9.93**
Demerger costs, net of tax credit	—	—	1.29
Adjusted diluted EPS	**9.70**	**12.48**	**11.22**

8. Directors' remuneration

The key management personnel (as defined by IAS 24 'Related Party Disclosures') of IHC are deemed to be the directors who will be appointed as directors of IPF on demerger and former directors of Provident Financial whose key responsibility was the management of the businesses forming IHC. The remuneration of directors, as set out below, therefore comprises the emoluments of J. Harnett, D. Broadbent, D. Swann (resigned on 17 May 2006), C. Gregson, R. Miles and T. Hales.

	2004	2005	2006
	£m	£m	£m
Short-term employee benefits	1.2	0.9	1.2
Post employment benefits	0.9	1.1	(0.1)
Share-based payment charge/(credit)	0.3	0.3	(0.4)
Total	2.4	2.3	0.7

Short-term employee benefits comprise salary/fees, bonus and benefits earned in the year. Post employment benefits represent the sum of (i) the increase in the transfer value of the accrued pension benefits (less directors' contributions) for those directors who are members of PF Group's defined benefit pension scheme; and (ii) company contributions into personal pension arrangements for all other directors. The share-based payment charge/(credit) is the proportion of the share-based payment charge/(credit) that relates to those options granted to the directors.

Other than in respect of D. Broadbent, whose costs were directly incurred by IHC, the costs above were not charged to the businesses forming IHC for the purposes of the PF Group financial statements but an allocation of these costs has been made for the purposes of the combined financial information as described in note 3.

Short-term employee benefits

The aggregate directors' emoluments during the year amounted to £1,212,000 (2005 £948,000, 2004 £1,238,000), analysed as follows:

2006

	Salary	Bonus	Benefits	Fees	Total
	£'000	£'000	£'000	£'000	£'000
Executive directors					
J. Harnett	340	306	40	—	686
D. Swann*	128	115	15	—	258
D. Broadbent	116	54	8	—	178
	584	475	63	—	1,122
Non-executive directors					
C. Gregson	—	—	—	40	40
R. Miles	—	—	—	40	40
T. Hales*	—	—	—	10	10
	—	—	—	90	90
Total	584	475	63	90	1,212

*D. Swann resigned as a director on 17 May 2006. T. Hales was appointed as a non-executive director on 14 October 2006.

2005

	Salary £'000	Bonus £'000	Benefits £'000	Fees £'000	Total £'000
Executive directors					
J. Harnett	340	—	43	—	383
D. Swann	308	—	44	—	352
D. Broadbent	110	11	8	—	129
	758	11	95	—	864
Non-executive directors					
C. Gregson	—	—	—	40	40
R. Miles	—	—	4	40	44
	—	—	4	80	84
Total	758	11	99	80	948

2004

	Salary £'000	Bonus £'000	Benefits £'000	Fees £'000	Total £'000
Executive directors					
J. Harnett	307	185	43	—	535
D. Swann	277	166	43	—	486
D. Broadbent	100	36	1	—	137
	684	387	87	—	1,158
Non-executive directors					
C. Gregson	—	—	—	40	40
R. Miles	—	—	—	40	40
	—	—	—	80	80
Total	684	387	87	80	1,238

Share option schemes

Directors' share options over Provident Financial shares at 31 December were as follows:

2006

	1 January 2006	Granted	Exercised	Lapsed	31 December 2006		Exercise price (p)	Range of normal exercisable dates of options
J. Harnett	33,269	—	—	—	33,269	A	1,037.00	04.05.2002 - 03.05.2009
	16,077	—	—	—	16,077	A	622.00	02.08.2004 - 01.08.2011
	66,643	—	—	—	66,643	B	709.00	09.05.2005 - 08.05.2012
	90,702	—	—	—	90,702	B	551.25	18.03.2006 - 17.03.2013
	114,950	—	—	—	114,950	B	550.50	05.08.2007 - 04.08.2014
	96,797	—	—	—	96,797	B	702.50	23.03.2008 - 22.03.2015
	—	58,890	—	—	58,890	C	577.25	07.06.2009 - 06.06.2016
	418,438	58,890	—	—	477,328			
D. Swann*	7,428	—	—	—	7,428	A	985.00	06.08.2001 - 05.08.2008
	7,944	—	—	—	7,944	A	979.30	03.03.2002 - 02.03.2009
	41,800	—	—	—	41,800	A	622.00	02.08.2004 - 01.08.2011
	2,033**	—	—	—	2,033**	—	498.00	01.11.2006 - 30.04.2007
	59,238	—	—	—	59,238	B	709.00	09.05.2005 - 08.05.2012
	1,414**	—	—	—	1,414**	—	468.00	01.11.2007 - 30.04.2008
	81,632	—	—	—	81,632	B	551.25	18.03.2006 - 17.03.2013
	103,455	—	—	—	103,455	B	550.50	05.08.2007 - 04.08.2014
	304,944	—	—	—	304,944			
D. Broadbent	6,000	—	—	—	6,000***	B	521.50	07.03.2003 - 06.03.2010
	7,500	—	—	—	7,500	B	709.00	09.05.2005 - 08.05.2012
	10,000	—	—	—	10,000	B	551.25	18.03.2006 - 17.03.2013
	10,000	—	—	—	10,000	B	550.50	05.08.2007 - 04.08.2014
	12,500	—	—	—	12,500	B	702.50	23.03.2008 - 22.03.2015
	1,844**	—	—	(1,844)**	—	—	507.00	01.12.2008 - 31.05.2009
	—	20,090	—	—	20,090	C	577.25	07.06.2009 - 06.06.2016
	47,844	20,090	—	(1,844)	66,090			
Total	771,226	78,980	—	(1,844)	848,362			

* D. Swann ceased to be a director on 17 May 2006 and options outstanding are shown as at this date. He exercised options over 103,455 shares and 81,632 shares on 28 November 2006, when the market price was 620.8p. The remaining options lapsed on 30 November 2006.

** Granted under the Provident Financial Employee Savings-Related Share Option Schemes.

*** On 9 January 2007 D. Broadbent exercised 6,000 options. The market price at the date of exercise was 720.00p and the exercise price was 521.50p.

2005

	1 January 2005	Granted	Exercised	Lapsed	31 December 2005		Exercise price (p)	Range of normal exercisable dates of options
J. Harnett	33,269	—	—	—	33,269	A	1,037.00	04.05.2002 - 03.05.2009
	87,500	—	(87,500)*	—	—	A	520.00	28.02.2003 - 27.02.2010
	16,077	—	—	—	16,077	A	622.00	02.08.2004 - 01.08.2011
	66,643	—	—	—	66,643	B	709.00	09.05.2005 - 08.05.2012
	90,702	—	—	—	90,702	B	551.25	18.03.2006 - 17.03.2013
	114,950	—	—	—	114,950	B	550.50	05.08.2007 - 04.08.2014
	—	96,797	—	—	96,797	B	702.50	23.03.2008 - 22.03.2015
	409,141	96,797	(87,500)	—	418,438			
D. Swann* . . .	7,428	—	—	—	7,428	A	985.00	06.08.2001 - 05.08.2008
	7,944	—	—	—	7,944	A	979.30	03.03.2002 - 02.03.2009
	41,800	—	—	—	41,800	A	622.00	02.08.2004 - 01.08.2011
	2,033**	—	—	—	2,033**	—	498.00	01.11.2006 - 30.04.2007
	59,238	—	—	—	59,238	B	709.00	09.05.2005 - 08.05.2012
	1,414**	—	—	—	1,414**	—	468.00	01.11.2007 - 30.04.2008
	81,632	—	—	—	81,632	B	551.25	18.03.2006 - 17.03.2013
	103,455	—	—	—	103,455	B	550.50	05.08.2007 - 04.08.2014
	304,944	—	—	—	304,944			
D. Broadbent	2,029**	—	—	(2,029)**	—	—	468.00	01.11.2005 - 30.04.2006
	10,000	—	(4,000)**	—	6,000	B	521.50	07.03.2003 - 06.03.2010
	7,500	—	—	—	7,500	B	709.00	09.05.2005 - 08.05.2012
	10,000	—	—	—	10,000	B	551.25	18.03.2006 - 17.03.2013
	10,000	—	—	—	10,000	B	550.50	05.08.2007 - 04.08.2014
	—	12,500	—	—	12,500	B	702.50	23.03.2008 - 22.03.2015
	—	1,844**	—	—	1,844**	—	507.00	01.12.2008 - 31.05.2009
	39,529	14,344	(4,000)	(2,029)	47,844			
Total	753,614	111,141	(91,500)	(2,029)	771,226			

*The market price at date of exercise was 680.50p.

**The market price at date of exercise was 723.50p.

**Granted under the Provident Financial Employee Savings-Related Share Option Schemes.

2004

	1 January 2004	Granted	Exercised	Lapsed	31 December 2004		Exercise price (p)	Range of normal exercisable dates of options
J. Harnett.....	33,269	—	—	—	33,269	A	1,037.00	04.05.2002 - 03.05.2009
	87,500	—	—	—	87,500	A	520.00	28.02.2003 - 27.02.2010
	16,077	—	—	—	16,077	A	622.00	02.08.2004 - 01.08.2011
	66,643	—	—	—	66,643	B	709.00	09.05.2005 - 08.05.2012
	90,702	—	—	—	90,702	B	551.25	18.03.2006 - 17.03.2013
	—	114,950	—	—	114,950	B	550.50	05.08.2007 - 04.08.2014
	294,191	114,950	—	—	409,141			
D. Swann*....	15,000	—	(15,000)^	—	—	A	450.00	02.09.1999 - 01.09.2006
	33,336	—	(33,336)^	—	—	A	638.50	01.09.2000 - 31.08.2007
	7,428	—	—	—	7,428	A	985.00	06.08.2001 - 05.08.2008
	7,944	—	—	—	7,944	A	979.30	03.03.2002 - 02.03.2009
	33,882	—	(33,882)^	—	—	A	520.00	28.02.2003 - 27.02.2010
	41,800	—	—	—	41,800	A	622.00	02.08.2004 - 01.08.2011
	2,033**	—	—	—	2,033**	—	498.00	01.11.2006 - 30.04.2007
	59,238	—	—	—	59,238	B	709.00	09.05.2005 - 08.05.2012
	1,414**	—	—	—	1,414**	—	468.00	01.11.2007 - 30.04.2008
	81,632	—	—	—	81,632	B	551.25	18.03.2006 - 17.03.2013
	—	103,455	—	—	103,455	B	550.50	05.08.2007 - 04.08.2014
	283,707	103,455	(82,218)	—	304,944			
D. Broadbent..	2,029**	—	—	—	2,029**	—	468.00	01.11.2005 - 30.04.2006
	10,000	—	—	—	10,000	B	521.50	07.03.2003 - 06.03.2010
	7,500	—	—	—	7,500	B	709.00	09.05.2005 - 08.05.2012
	10,000	—	—	—	10,000	B	551.25	18.03.2006 - 17.03.2013
	—	10,000	—	—	10,000	B	550.50	05.08.2007 - 04.08.2014
	29,529	10,000	—	—	39,529			
Total	607,427	228,405	(82,218)	—	753,614			

^The market price at date of exercise was 747.50p.

**Granted under the Provident Financial Employee Savings-Related Share Option Schemes.

Options granted under the Provident Financial Long Term Incentive Scheme 2006 are shown separately.

The performance conditions which apply to the exercise of executive share options are as follows:

- Performance condition A (referred to in the tables above) applies to options granted prior to 2002. Over a three-year period the real growth in Provident Financial's earnings per share must average 3% a year (after making appropriate adjustments for inflation).
- Performance condition B (referred to in the tables above) applies to options granted in 2002, 2003, 2004 and 2005. Where the option is granted over shares with an aggregate exercise price of up to one times the director's salary, the performance condition is that, over a fixed three-year period, the real growth in earnings per share (after adjusting for inflation) must average 3% a year (if the condition is not satisfied after the three years the period will be extended to four years and then, if the condition is still not satisfied, to five years, whereupon if the condition is still not satisfied, the option will lapse). For options granted in excess of one times the director's salary, the condition is 4% (rather than 3%) real growth in earnings per share.
- Performance condition C (referred to in the tables above) applies to options granted under the Executive Share Option Scheme 2006 ("**ESOS**"). For options granted in 2006 the target requires annual earnings per share growth to exceed RPI plus 3% averaged over a three-year period. At that level, 25% of the shares under option would be exercisable with the option becoming fully exercisable at average annual growth in earnings per share in excess of RPI plus 6% over the three-year period. A sliding scale for vesting will apply between these levels.

There were no changes in directors' share options between 1 January 2007 and 19 June 2007 other than the exercise of options by D. Broadbent as detailed above.

The aggregate notional gain (representing the difference between the exercise price and the market price of the shares at the date of exercise) made by all the directors on the exercise of share options during 2006 amounted to £nil (2005 £149,000, 2004 £158,000).

Highest paid director

The highest paid director was J. Harnett whose emoluments amounted to £686,000 (2005 £383,000, 2004 £535,000). His notional gain on the exercise of share options (representing the difference between the exercise price and the market price of the shares at the date of exercise) amounted to £nil (2005 £140,000, 2004 £nil).

Beneficial interest in Provident Financial shares

The beneficial interests of directors in the issued share capital of Provident Financial were as follows:

	Number of Shares			
	31 December 2006	31 December 2005	31 December 2004	1 January 2004
J. Harnett	39,969	39,969	31,466	14,494
D. Swann	—	86,725	86,725	59,377
D. Broadbent	—	—	—	—
C. Gregson	1,837	1,837	1,837	1,837
R. Miles	9,000	4,000	4,000	—
T. Hales	5,000	—	—	—

None of the directors has notified Provident Financial of an interest in any other shares, transactions or arrangements which requires disclosure.

Long term incentive schemes

Awards under the Provident Financial Long Term Incentive Scheme 2006, which were granted as nil cost options, were as follows:

	Date of award	Total awards held at 31.12.2006	Exercise price (p)	Market price at date of grant (p)	Normal exercisable dates
J. Harnett	01.06.2006	56,384	Nil	603.00	01.06.2009 - 31.05.2016

The awards made in 2006 require the total shareholder return ("TSR") of Provident Financial, over a three-year performance period, when measured against the tailored peer group, to be at least median (25% vesting) with full vesting if TSR exceeds the median by 8.5% a year and straight-line vesting in between these two levels. The peer group comprises the following companies: Alliance & Leicester, Barclays, Bradford & Bingley, Cattles, Close Brothers, Debt Free Direct, HBOS, HSBC, Kensington Group, Lloyds TSB, London Scottish Bank, Northern Rock, Paragon Group, Park Group, Royal Bank of Scotland and S&U.

There were no awards outstanding as at 31 December 2005, 31 December 2004 or 1 January 2004. There were no changes in the awards outstanding between 1 January 2007 and 19 June 2007.

Performance Share Plan

Awards under the Provident Financial Performance Share Plan were as follows:

2006

	Basic awards (number of shares) held at 01.01.2006	Matching awards (number of shares) held at 01.01.2006	Basic awards (number of shares) made in 2006	Matching awards (number of shares) made in 2006	Basic awards (number of shares) held at 31.12.2006	Matching awards (number of shares) held at 31.12.2006	Market price of each share when award was granted (p)	Earliest vesting date
J. Harnett	3,247*	3,247	—	—	—	—	585.00	27 February 2006
	8,486*	8,486	—	—	8,486	8,486	741.00	27 February 2007
	11,733	11,733	—	—	8,486	8,486		
D. Swann	2,828*	2,828	—	—	—	—	585.00	27 February 2006
	7,637*	7,637	—	—	—	—	741.00	27 February 2007
	10,465	10,465	—	—	—	—		
Total	22,198	22,198	—	—	8,486	8,486		

*Vested awards. On 27 February 2006 the basic awards granted in 2003 at a price of 585p to J. Harnett (3,247 shares) and D. Swann (2,828 shares) vested. The matching awards did not vest. The market price on 27 February 2006 was 604p. On 31 May 2006, the basic and matching awards granted in 2004 at a price of 741p to D. Swann (15,274 shares) vested. The market price on 31 May 2006 was 608p. On 27 February 2007, the basic awards granted in 2004 at a price of 741p to J. Harnett (8,486 shares) vested. The matching award did not vest. The market price on 27 February 2007 was 739.5p.

2005

	Basic awards (number of shares) held at 01.01.2005	Matching awards (number of shares) held at 01.01.2005	Basic awards (number of shares) made in 2005	Matching awards (number of shares) made in 2005	Basic awards (number of shares) held at 31.12.2005	Matching awards (number of shares) held at 31.12.2005	Market price of each share when award was granted (p)	Earliest vesting date
J. Harnett	3,247	3,247	—	—	3,247	3,247	585.00	27 February 2006
	8,486	8,486	—	—	8,486	8,486	741.00	27 February 2007
	11,733	11,733	—	—	11,733	11,733		
D. Swann	2,828	2,828	—	—	2,828	2,828	585.00	27 February 2006
	7,637	7,637	—	—	7,637	7,637	741.00	27 February 2007
	10,465	10,465	—	—	10,465	10,465		
Total	22,198	22,198	—	—	22,198	22,198		

2004

	Basic awards (number of shares) held at 01.01.2004	Matching awards (number of shares) held at 01.01.2004	Basic awards (number of shares) made in 2004	Matching awards (number of shares) made in 2004	Basic awards (number of shares) held at 31.12.2004	Matching awards (number of shares) held at 31.12.2004	Market price of each share when award was granted (p)	Earliest vesting date
J. Harnett	3,247	3,247	—	—	3,247	3,247	585.00	27 February 2006
	8,486	8,486	—	—	8,486	8,486	741.00	27 February 2007
	11,733	11,733	—	—	11,733	11,733		
D. Swann	2,828	2,828	—	—	2,828	2,828	585.00	27 February 2006
	7,637	7,637	—	—	7,637	7,637	741.00	27 February 2007
	10,465	10,465	—	—	10,465	10,465		
Total	22,198	22,198	—	—	22,198	22,198		

There are no performance conditions attaching to the basic award. For awards granted in 2004 and 2006, the matching award will vest only if Provident Financial's average annual growth in earnings per share is equal to or greater than RPI plus 3% over a period of three consecutive financial years, the first of which is the financial year starting immediately before the grant date of the matching award. For awards granted in 2005, the matching award will vest only if Provident Financial's average annual growth in earnings per share is equal to or greater than RPI plus 3% over a period of five consecutive years, the first of which is the financial year starting immediately before the grant date of the matching award. Although basic earnings per share is generally used for the performance calculation, for 2006 awards earnings per share before Yes Car Credit closure costs is being used for the starting point to avoid participants benefiting from a low start point due to the impact of the closure of the Yes Car Credit business.

No awards to executive directors were made during the period 1 January 2007 to 19 June 2007.

The dividends payable on the basic and matching award shares are paid to the directors. The gross amounts received in 2006 were J. Harnett £6,084 (2005 J. Harnett £9,076 and D. Swann £8,131, 2004 J. Harnett £8,748 and D. Swann £7,802). These figures have been included in the benefits column in the table of directors' remuneration.

There were no variations in the terms and conditions of plan interests during the years ended 31 December 2004, 31 December 2005 and 31 December 2006.

Pensions and life assurance

There are no directors (2005 one, 2004 one) for whom retirement benefits are accruing under the Provident Financial Senior Pension Scheme (**"the senior pension scheme"**), one director (2005 one, 2004 one) for whom retirement benefits are accruing under the Provident Financial Staff Pension Scheme (**"the staff pension scheme"**) and one director (2005 one, 2004 one) for whom retirement benefits are accruing under a defined contribution scheme.

The senior and staff pension schemes are defined benefit schemes, with two sections; cash balance and final salary. The cash balance section of the schemes was introduced with effect from 1 April 2006 for future service. For those who elected to remain in the final salary section of the schemes the member contribution rate was increased from 7% to 14% of basic salary. Where the value of an executive directors' pension benefit was in excess of the lifetime allowance on 6 April 2006, he could elect to cease accruing benefits in respect of future service and receive a salary supplement of 30% of basic salary instead.

The final salary section of the senior pension scheme provides, in respect of service from 1 January 2000, a pension of up to two-thirds of basic salary at the normal retirement date at age 60. (The pension provided in respect of service prior to 1 January 2000 is up to two-thirds of basic salary at the normal retirement date at age 60 reduced by an amount approximately equal to two-thirds of the single person's basic rate state pension from state pension age). The senior pension scheme also provides spouses' pensions of two-thirds of the director's pension if the director dies whilst he is either a deferred member or in retirement. If the director does not leave a spouse, the pension will be paid to any dependants at the discretion of the trustees of the senior pension scheme. With the consent of Provident Financial, a director can retire under the senior pension scheme rules at any time between the ages 50 and 60, in which case the pension payable would be the accrued pension (based on salary and pensionable service at the date he leaves the service of Provident Financial or 31 March 2006 if the director has elected to cease accruing benefits) reduced to reflect the longer period for which it will be paid. Pensions in respect of service up to 1 January 2000 are guaranteed to increase, when in payment, at a rate of 5% each year. Pensions in respect of service from 1 January 2000 are guaranteed to increase each year by the lower of the annual increase in RPI and 5%. Discretionary increases may be granted by the trustees with the consent of Provident Financial. There are no discretionary benefits for which allowance is made when calculating transfer values on leaving service.

D. Swann (who ceased to be a director on 17 May 2006 and an employee on 31 May 2006) was in the final salary section of the senior pension scheme but elected to cease accruing benefits after 31 March 2006 and to receive a salary supplement.

D. Broadbent is a member of the cash balance section of the staff pension scheme. The cash balance section of the staff pension scheme provides directors with a pension credit of 25% of pensionable earnings each year to a retirement account. Directors contribute at the rate of 5% of pensionable earnings. Currently, the pension credit increases each year by the increase in RPI plus 1.5%. At retirement up to 25% of the total value of the retirement account can be taken as a lump sum, with the balance used to purchase an annuity. If the director dies in service, a death benefit of five times salary plus the value of the retirement account is payable. In addition, a spouses pension is payable in respect of the directors service whilst a member of the final salary section of the scheme.

Details of the pension entitlements earned under the senior pension scheme for D. Swann and the staff pension scheme for D. Broadbent are set out below:

2006

	Age at 31 December 2006	Accrued annual pension at 31 December 2006	(Decrease)/ increase in annual pension*	Director's contribution	Transfer value of pension benefits accrued at 31 December 2006	(Decrease)/ increase in transfer value less director's contributions
		£'000	*£'000*	*£'000*	*£'000*	*£'000*
D. Swann	59	170**	(14)	5	4,776	(202)
D. Broadbent	38	29	18	6	80	18

2005

	Age at 31 December 2005	Accrued annual pension at 31 December 2005	Increase in annual pension*	Director's contribution	Transfer value of pension benefits accrued at 31 December 2005	Increase in transfer value less director's contributions
		£'000	*£'000*	*£'000*	*£'000*	*£'000*
D. Swann	58	196**	16	21	4,973	965
D. Broadbent	37	10	3	7	56	18

2004

	Age at 31 December 2004	Accrued annual pension at 31 December 2004	Increase in annual pension*	Director's contribution	Transfer value of pension benefits accrued at 31 December 2004	Increase in transfer value less director's contributions
		£'000	*£'000*	*£'000*	*£'000*	*£'000*
D. Swann	57	176**	19	19	3,987	837
D. Broadbent	36	7	2	6	31	7

*Net of inflationary increase. As D. Swann ceased to accrue final salary benefits on 31 March 2006 and there was no increase in his pensionable earnings over 2006, the accrued pension fell in real terms over 2006. D. Swann's decrease in accrued pension is also partly due to the reduction made to his pension upon his early retirement, and partly due to his decision to commute part of his scheme pension for a tax free lump sum of £383,300.

**The accrued pension excludes the scheme bridging pension payable from the date of retirement until the basic state pension becomes payable.

J. Harnett has a defined contribution personal pension arrangement. Life assurance benefit is provided by the senior pension scheme. Provident Financial contributes 30% of his basic salary to his pension arrangements. The contributions are invested to produce benefits at age 60 or on death. He is also eligible for a lump sum death benefit of four times salary at date of death. Provident Financial's contributions in respect of J. Harnett during 2006 (including the cost of life assurance) amounted to £103,087 (2005 £105,263, 2004 £87,098).

9. Employee information

The average number of persons employed by IHC (including directors) was as follows:

	2004	2005	2006
	Number	*Number*	*Number*
Full-time	3,224	3,577	4,742
Part-time	56	177	342
Total	3,280	3,754	5,084

IHC employment costs — all employees (including directors):

	2004	2005	2006
	£m	*£m*	*£m*
Gross wages and salaries	32.8	37.9	47.5
Employers' national insurance contributions	7.6	9.0	13.1
Pension costs	1.3	1.2	0.1
Share-based payment charge/(credit)	0.3	0.5	(0.4)
Total	42.0	48.6	60.3

10. Intangible assets

	Computer software		
	2004	2005	2006
	£m	£m	£m
Cost			
At 1 January	—	—	1.9
Additions	—	1.9	12.1
At 31 December	—	1.9	14.0
Amortisation			
At 1 January and 31 December	—	—	—
Net book value			
At 31 December	—	1.9	14.0

The costs capitalised as intangible assets in 2005 and 2006 represent amounts paid to PF Group companies to acquire the right to use software which has been developed by the PF Group. Amortisation will be charged on these assets in future years in line with the consumption of the future economic benefits of the assets.

11. Property, plant and equipment

	Equipment and vehicles		
	2004	2005	2006
	£m	£m	£m
Cost			
At 1 January	21.5	30.5	39.6
Exchange adjustments	2.5	0.3	(0.2)
Additions	10.8	13.1	17.4
Disposals	(4.3)	(4.3)	(8.0)
At 31 December	30.5	39.6	48.8
Depreciation			
At 1 January	8.3	12.1	16.1
Exchange adjustments	1.5	0.2	0.1
Charge to the combined income statement	4.6	6.2	7.2
Disposals	(2.3)	(2.4)	(4.8)
At 31 December	12.1	16.1	18.6
Net book value			
At 31 December	18.4	23.5	30.2

12. Deferred tax

Deferred tax is calculated in full on temporary differences under the combined balance sheet liability method using a tax rate of 30%, (2005 and 2004 30%) or the appropriate overseas tax rate. The movement in the deferred tax asset during the year can be analysed as follows:

	2004	2005	2006
	£m	£m	£m
At 1 January	5.8	10.4	12.6
Exchange differences	0.6	0.5	(0.3)
Credit to the combined income statement	3.0	1.4	3.6
Tax credit/(charge) on items taken directly to invested capital	1.2	0.8	(0.3)
Tax charge on items taken to PF Group funding	(0.2)	(0.5)	—
At 31 December	10.4	12.6	15.6

An analysis of the deferred tax asset is set out below:

	Losses	Other temporary differences	Retirement benefit obligations	Total
	£m	£m	£m	£m
At 1 January 2004	0.3	3.2	2.3	5.8
Exchange differences	—	0.6	—	0.6
(Charge)/credit to the combined income statement	(0.3)	3.3	—	3.0
Tax on items taken directly to invested capital	—	0.3	0.9	1.2
Tax charge on items taken to PF Group funding	—	—	(0.2)	(0.2)
At 31 December 2004	—	7.4	3.0	10.4
At 1 January 2005	—	7.4	3.0	10.4
Exchange differences	—	0.5	—	0.5
Credit/(charge) to the combined income statement	—	1.6	(0.2)	1.4
Tax on items taken directly to invested capital	—	0.4	0.4	0.8
Tax charge on items taken to PF Group funding	—	—	(0.5)	(0.5)
At 31 December 2005	—	9.9	2.7	12.6
At 1 January 2006	—	9.9	2.7	12.6
Exchange differences	—	(0.3)	—	(0.3)
Credit/(charge) to the combined income statement	—	5.4	(1.8)	3.6
Tax on items taken directly to invested capital	—	(0.6)	0.3	(0.3)
Tax credit/(charge) on items taken to PF Group funding	—	1.3	(1.3)	—
At 31 December 2006	—	15.7	(0.1)	15.6

Deferred tax assets have been recognised in respect of all tax losses and other temporary timing differences giving rise to deferred tax assets because it is probable that these assets will be recovered.

Deferred tax has not been provided on temporary differences on investments in certain overseas subsidiaries because IHC is able to control the timing of the reversal and it is probable that the difference will not reverse in the foreseeable future. IHC's policy is to retain profits in such overseas subsidiaries for the foreseeable future. The aggregate temporary differences in respect of which no deferred tax has been provided amounts to £179.1m (2005 £141.0m, 2004 £80.4m). The unprovided deferred tax amounts to £16.4m (2005 £13.9m, 2004 £7.5m).

13. Amounts receivable from customers

	2004	2005	2006
	£m	£m	£m
Amounts receivable from customers comprise:			
— due within one year	285.1	322.1	312.4
— due in two to five years	—	6.6	18.6
Total	285.1	328.7	331.0

The currency profile of amounts receivable from customers is as follows:

	2004	2005	2006
	£m	£m	£m
Polish zloty	165.7	177.7	164.1
Czech crown	48.4	55.2	64.6
Hungarian forint	53.2	64.6	60.1
Slovak crown	15.6	19.8	23.1
Central European currencies	282.9	317.3	311.9
Mexican peso	2.2	11.4	18.1
Romanian leu	—	—	1.0
Total	285.1	328.7	331.0

Amounts receivable from customers are held at amortised cost and are equal to the expected future cash flows receivable discounted at the average EIR of 128% (2005 133%, 2004 133%). All amounts receivable from customers are at fixed interest rates. The average period to maturity of the amounts receivable from customers is 5.5 months (2005 4.9 months, 2004 4.6 months). The fair value of amounts receivable from customers is approximately £400m (2005 £400m, 2004 £400m). Fair value has been derived by discounting expected future cash flows (net of collection costs) at an appropriate discount rate.

The impairment charge in respect of amounts receivable from customers reflected in operating costs can be analysed as follows:

	2004	2005	2006
	£m	*£m*	*£m*
Central Europe	86.5	128.8	90.6
Mexico	0.5	3.6	12.5
Total	**87.0**	**132.4**	**103.1**

Revenue recognised on amounts receivable from customers which have been impaired was £141.0m (2005 £123.2m, 2004 £79.6m).

14. Amounts due from PF Group companies

	2004	2005	2006
	£m	*£m*	*£m*
Amounts due from PF Group companies	**80.7**	**127.8**	**157.7**

The amounts due from PF Group companies represent deposits under a netting arrangement involving IHC, Provident Financial and an external bank.

Under the netting arrangement, IHC borrows zloty from an external bank and, as a separate step, deposits an equivalent amount of zloty with Provident Financial. Provident Financial then deposits an equivalent amount of zloty with the same external bank. Within the PF Group financial statements the deposit held with the external bank and the associated borrowing are shown on a net basis (i.e. the deposit is netted against the borrowing to show a small net borrowing) as the PF Group has a legal right of set-off of the deposit and borrowing.

For the purposes of the IHC combined financial information, there is no legal right of set-off between the deposit held with Provident Financial and the external bank borrowing. Accordingly, the amounts are shown on a gross basis. Prior to the demerger, the netting arrangement will have been amended to operate solely between companies within IHC and the external bank, therefore the deposit and the associated bank borrowing will be presented on a net basis.

Amounts due from PF Group companies are unsecured, repayable on demand and accrue interest at rates linked to the relevant national LIBOR.

The fair value of amounts due from PF Group companies at 31 December 2006 equates to their book value (2005 and 2004 fair value equalled book value).

15. Cash and cash equivalents

	2004	2005	2006
	£m	*£m*	*£m*
Cash at bank and in hand	15.5	19.2	22.8
Short-term deposits	31.2	27.9	21.7
Total	**46.7**	**47.1**	**44.5**

At 31 December 2006 £21.4m (2005 £27.9m, 2004 £31.3m) of the short-term deposits and £nil (2005 £0.2m, 2004 £0.6m) of the cash at bank and in hand are held by a company in IHC that is separately regulated. The regulators of this company require their investments and cash to be retained within the company and these monies cannot be used to finance other parts of IHC or to repay borrowings of IHC.

The average period to maturity of the short-term deposits is one month (2005 one month, 2004 one month). The currency profile of cash and cash equivalents is as follows:

	2004	2005	2006
	£m	£m	£m
Sterling	7.8	16.8	13.6
Polish zloty	12.3	9.7	11.4
Czech crown	20.9	13.1	9.9
Hungarian forint	2.2	3.5	4.1
Slovak crown	3.0	2.0	1.9
Mexican peso	0.5	2.0	3.0
Romanian leu	—	—	0.6
Total	46.7	47.1	44.5

All of the cash and cash equivalents accrue interest at floating rates linked to the relevant national LIBOR. The weighted average fixed interest rate on cash and cash equivalents was 3.57% (2005 2.00%, 2004 2.63%). The fair value of cash and cash equivalents approximates to their book value (2005 and 2004 fair value approximated to book value).

16. Trade and other receivables

	2004	2005	2006
	£m	£m	£m
Trade debtors	0.4	0.5	1.2
Other debtors	0.6	1.3	0.5
Prepayments and accrued income	3.7	4.3	4.8
Total	4.7	6.1	6.5

The fair value of trade and other receivables at 31 December 2006 equates to their book value (2005 and 2004 fair value equalled book value).

17. Bank borrowings

a) Borrowing facilities and borrowings

IHC is funded by a combination of borrowings with external banks and borrowings with the PF Group (note 18).

External bank borrowing facilities principally comprise arrangements with banks for committed revolving loan facilities in a number of currencies for periods of up to five years and overdrafts and uncommitted loans which are repayable on demand. At 31 December 2006 borrowings under these facilities amounted to £388.0m (2005 £387.7m, 2004 £336.8m).

b) Maturity profile of bank borrowings

The maturity of IHC's external bank borrowings, together with the maturity of committed external bank facilities, is as follows:

	2004	2005	2006
	£m	£m	£m
Borrowing facilities available			
Repayable:			
On demand	0.2	—	1.8
In less than one year	215.1	198.2	366.4
Between one and two years	39.8	186.8	110.7
Between two and five years	297.7	211.1	142.7
Total	552.8	596.1	621.6

	2004 £m	2005 £m	2006 £m
Borrowings			
Repayable:			
In less than one year	92.5	145.6	218.4
Between one and two years	35.8	113.3	79.5
Between two and five years	208.5	128.8	90.1
	244.3	242.1	169.6
Total	**336.8**	**387.7**	**388.0**

The average period to maturity of IHC's committed external bank facilities was 1.8 years (2005 2.5 years, 2004 2.2 years).

The fair value of IHC's bank borrowings equates to their book value (2005 and 2004 fair value equalled book value).

c) Interest rate and currency profile of bank borrowings

The currency exposure on external bank borrowings is as follows:

	2004 £m	2005 £m	2006 £m
Polish zloty	196.8	236.8	231.1
Czech crown	66.1	58.1	48.1
Hungarian forint	51.1	57.9	54.0
Slovak crown	20.3	23.3	29.4
Mexican peso	2.5	11.6	25.4
Total	**336.8**	**387.7**	**388.0**

All of the external bank borrowings held by IHC have floating interest rates.

d) Undrawn committed external bank borrowing facilities

The undrawn committed external bank borrowing facilities at 31 December were as follows:

	2004 £m	2005 £m	2006 £m
Expiring within one year	122.6	52.6	148.0
Expiring within one to two years	4.0	73.5	31.2
Expiring in more than two years	89.2	82.3	52.6
Total	**215.8**	**208.4**	**231.8**

18. PF Group borrowings

	2004 £m	2005 £m	2006 £m
PF Group borrowings	42.9	53.5	79.4

PF Group borrowings are unsecured, repayable on demand, accrue interest at rates linked to LIBOR and are denominated in sterling. There is no maximum facility.

The fair value of PF Group borrowings equalled their book value (2005 and 2004 fair value equalled book value).

19. Derivative financial instruments

The current Provident Financial board approves treasury policies and the Provident Financial group treasury function manages the day-to-day operations. The board delegates certain responsibilities to the treasury committee. The treasury committee, which is chaired by A. Fisher, is empowered to take decisions within that delegated authority. Treasury activities and compliance with the treasury policies are reported to the Provident Financial board on a regular basis and are subject to periodic independent reviews and audits, both internal and external. Treasury policies are designed to manage the main financial risks faced by IHC in relation to funding and investment. These policies ensure that the borrowings and investments are with high quality counterparties; are limited to specific instruments; the exposure to any one counterparty or type of instrument is controlled; and IHC's exposure to interest rate and exchange rate movements is maintained within set limits.

The treasury function enters into derivative transactions, principally interest rate swaps, currency swaps and forward currency contracts. The purpose of these transactions is to manage the interest rate and currency risks arising from IHC's underlying business operations. No transactions of a speculative nature are undertaken and written options may only be used when matched by purchased options.

The treasury policies in place in the current PF Group will be replicated in IHC following demerger.

Interest rate risk

IHC seeks to limit the net exposure to changes in interest rates. This is achieved through the use of derivative instruments such as interest rate swaps.

Currency risk

IHC has significant potential exposure to movements in exchange rates. The policy of IHC is to minimise the value of net assets denominated in foreign currencies by funding the overseas receivables by borrowings in local currency (or by sterling borrowings swapped into local currency) for the duration of the loans. The policy of IHC is to hedge the currency risk associated with expected future cash flows which are denominated in local currency and which are expected to arise in the following 12 months. Where formal foreign exchange contracts have been entered into they are designated as cash flow hedges on specific future transactions.

The fair value of derivative financial instruments is set out below:

	2004	2005	2006
	£m	£m	£m
Assets			
Interest rate swaps	1.0	0.4	0.6
Foreign currency contracts	—	0.1	—
Total	**1.0**	**0.5**	**0.6**

	2004	2005	2006
	£m	£m	£m
Liabilities			
Interest rate swaps	2.8	3.5	1.6
Foreign currency contracts	1.4	1.4	0.7
Total	**4.2**	**4.9**	**2.3**

The fair value of derivative financial instruments has been calculated by discounting expected future cash flows using interest rate yield curves and forward foreign exchange rates prevailing at 31 December.

Interest rate swaps

The total notional principal of outstanding interest rate swaps that IHC is committed to is £233.7m (2005 £330.6m, 2004 £323.1m).

The weighted average interest rate, range of interest rates and period to maturity of IHC's interest rate swaps were as follows:

	Weighted average interest rate	Range of interest rates	Weighted average period to maturity
	%	%	Years
2004			
Polish zloty	6.8	4.7-8.9	1.5
Czech crown	3.5	2.6-5.6	1.3
Hungarian forint	8.0	6.4-11.9	1.4
Slovak crown	4.6	3.9-5.0	1.6
2005			
Polish zloty	6.1	4.5-7.9	1.1
Czech crown	3.3	2.3-4.2	1.4
Hungarian forint	8.0	6.3-10.9	1.3
Slovak crown	4.1	2.7-5.0	1.4
Mexican peso	9.6	9.4-9.7	2.2
2006			
Polish zloty	6.1	4.5-7.9	0.9
Czech crown	3.2	2.3-4.2	0.9
Hungarian forint	7.8	6.3-9.6	1.3
Slovak crown	3.9	2.7-5.3	1.2
Mexican peso	8.7	8.2-9.7	1.9

The majority of the interest rate swaps are designated and are effective under IAS 39 as cash flow hedges, and the fair value thereof has been deferred in invested capital. A credit of £0.1m (2005 credit of £0.3m, 2004 charge of £0.4m) has been made to the combined income statement in the year representing the movement in the fair value of the ineffective portion of the interest rate swaps.

Foreign exchange contracts

The total notional amount of outstanding foreign exchange contracts that IHC is committed to is £45.1m (2005 £63.3m, 2004 £50.3m). These comprise:

- forward foreign exchange contracts to buy or sell sterling for a total notional amount of £6.7m (2005 £5.7m, 2004 £5.3m). These contracts have various maturity dates up to August 2007 (2005 July 2006, 2004 October 2005) and have been designated and are effective as cash flow hedges under IAS 39 and accordingly the fair value thereof has been deferred in invested capital. In 2004 an amount of £0.5m was charged to the combined income statement in respect of forward foreign exchange contracts that did not qualify for hedge accounting under IAS 39;
- foreign exchange put/sterling call options with a total notional amount of £38.4m (2005 £57.6m, 2004 £45.0m). These options have various maturity dates up to December 2007 (2005 December 2006, 2004 December 2005). The options are taken out to economically hedge the translation risk on the profit/loss of overseas countries but do not qualify for hedge accounting under IAS 39. The credit to the combined income statement for the year to 31 December 2006 in respect of these options was £0.4m (2005 credit of £0.1m, 2004 charge of £0.7m).

20. Trade and other payables

	2004	2005	2006
	£m	£m	£m
Trade creditors	—	1.8	1.6
Other creditors, including taxation and social security	2.5	3.9	7.1
Accruals	13.5	15.5	26.3
Total	**16.0**	**21.2**	**35.0**

The fair value of trade and other payables equates to their book value (2005 and 2004 fair value equalled book value).

21. Retirement benefit obligations/asset

(a) Pension schemes — defined benefit

IHC participates in a number of UK based pension schemes operated by Provident Financial. The two major defined benefit pension schemes are the Provident Financial Senior Pension Scheme and the Provident Financial Staff Pension Scheme. The schemes are of the funded, defined benefit type providing retirement benefits based on final salary. Following a full review of pension scheme arrangements during 2005, from 1 April 2006 members were provided with a choice of paying higher member contributions to continue accruing benefits based on final salary or paying a lower member contribution and accruing benefits based on a percentage of salary which would be revalued each year.

The assets and liabilities of the PF Group pension schemes have been allocated between statutory entities on a pro-rata basis based upon the agreed actual employer cash contributions made by each subsidiary company. For the purposes of the combined financial information, the pension obligations/asset represent an aggregation of the statutory entities forming IHC plus an allocation of the PF Group corporate office pension obligations/asset based on the expected split of corporate office staff on demerger.

Actuarial valuations of scheme assets and the present value of the defined benefit obligations were carried out at 1 June 2004 and 1 June 2006 by a qualified independent actuary. The valuation used for the purposes of IAS 19 has been based on these valuations which have been updated by the actuary to take account of the requirements of IAS 19 in order to assess the liabilities of the scheme at 31 December 2004, 31 December 2005 and 31 December 2006. Scheme assets are stated at fair value at 31 December 2004, 31 December 2005 and 31 December 2006.

The major assumptions used by the actuary were:

	2004	2005	2006
	%	%	%
Price inflation	2.75	2.80	3.10
Rate of increase in pensionable salaries	4.34	4.38	4.68
Rate of increase to pensions in payment	2.75	2.80	3.10
Discount rate	5.40	4.80	5.10
Long term rate of return:			
— equities	7.85	7.85	7.85
— bonds	4.60	4.10	5.10
— index-linked gilts	4.60	4.10	4.50
— other	4.80	4.50	5.25
— overall (weighted average)	7.17	6.74	6.62

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected yields on fixed interest investments are based on gross redemption yields as at the balance sheet date. Expected returns on equity reflect long-term real rates of return experienced in the respective markets.

The mortality assumptions used in the valuation of the defined benefit pension schemes are based on the mortality experience of insured pension schemes and allow for future improvements in life expectancy. For members of the staff scheme it is assumed that members who retire in the future at age 65 will live on average for a further 21 years if they are male and for a further 24 years if they are female. For members of the senior scheme it is assumed that members who retire in the future at age 60 will live on average for a further 29 years if they are male and for a further 32 years if they are female. If assumed life expectancies had been one year greater for both schemes, the charge to the combined income statement would have increased by approximately £nil and the defined benefit obligation would have increased by approximately £1.0m.

The amounts recognised in the combined balance sheet are as follows:

	2004	2005	2006
	£m	£m	£m
Equities	13.3	16.5	18.5
Bonds	1.8	1.6	1.7
Index-linked gilts	1.5	2.0	2.0
Other	0.4	4.2	12.4
Total fair value of scheme assets	17.0	24.3	34.6
Present value of funded defined benefit obligations	(27.4)	(32.5)	(34.2)
Net (liability)/asset recognised in the combined balance sheet	**(10.4)**	**(8.2)**	**0.4**

The amounts recognised in the combined income statement are as follows:

	2004	2005	2006
	£m	£m	£m
Current service cost	(0.5)	(0.5)	(0.5)
Interest cost	(1.3)	(1.5)	(1.5)
Expected return on scheme assets	1.1	1.2	2.0
Past service credit	—	—	0.1
Curtailment credit	—	—	0.2
Net (charge)/credit recognised in the combined income statement	**(0.7)**	**(0.8)**	**0.3**

The net (charge)/credit recognised in the combined income statement has been included within administrative expenses.

From 5 April 2006, changes to the rules of the pension schemes and to the tax applying to pension scheme benefits has meant that in most cases members of the pension schemes will be able to take a larger proportion of their benefits in the form of a cash lump sum at retirement. Due to the terms under which members' pensions are converted into cash lump sums, these changes have led to a £0.1m past service saving related to deferred members of the pension schemes and a £0.2m curtailment saving relating to active members of the pension schemes.

Movements in the fair value of scheme assets were as follows:

	2004	2005	2006
	£m	£m	£m
Fair value of scheme assets at 1 January	14.5	17.0	24.3
Expected return on scheme assets	1.1	1.2	2.0
Actuarial gains/(losses) on scheme assets	0.9	2.3	(0.4)
Contributions by IHC	1.2	4.2	9.4
Contributions paid by scheme participants	0.2	0.2	0.2
Net benefits paid out	(0.9)	(0.6)	(0.9)
Fair value of scheme assets at 31 December	**17.0**	**24.3**	**34.6**

During 2005, IHC made additional special contributions of £0.6m in May 2005 and £1.5m in December 2005. IHC made a further special contribution of £4.9m in January 2006 in order to ensure that the defined benefit pension schemes were fully funded based on the June 2005 deficit position. Regular employer contributions are expected to be £0.4m in 2007.

Movements in the present value of the defined benefit obligation were as follows:

	2004	2005	2006
	£m	£m	£m
Defined benefit obligation at 1 January	(22.4)	(27.4)	(32.5)
Current service cost	(0.5)	(0.5)	(0.5)
Interest cost	(1.3)	(1.5)	(1.5)
Past service credit	—	—	0.1
Curtailment credit	—	—	0.2
Contributions paid by scheme participants	(0.2)	(0.2)	(0.2)
Actuarial losses on scheme liabilities	(3.9)	(3.5)	(0.7)
Net benefits paid out	0.9	0.6	0.9
Defined benefit obligation at 31 December	(27.4)	(32.5)	(34.2)

The actual return on scheme assets compared to the expected return was as follows:

	2004	2005	2006
	£m	£m	£m
Expected return on scheme assets	1.1	1.2	2.0
Actuarial gains/(losses) on scheme assets	0.9	2.3	(0.4)
Actual return on scheme assets	2.0	3.5	1.6

Actuarial gains and losses have been recognised through the combined statement of recognised income and expense (combined SORIE) in the period in which they occur.

An analysis of the amounts recognised in the combined SORIE is as follows:

	2004	2005	2006
	£m	£m	£m
Actuarial gains/(losses) on scheme assets	0.9	2.3	(0.4)
Actuarial losses on scheme liabilities	(3.9)	(3.5)	(0.7)
Total loss recognised in the combined SORIE in the year	(3.0)	(1.2)	(1.1)
Cumulative amount of losses recognised in the combined SORIE	(3.0)	(4.2)	(5.3)

The history of experience adjustments is as follows:

	2004	2005	2006
Experience gains/(losses) on scheme assets			
— Amount (£m)	0.9	2.3	(0.4)
— Percentage of scheme assets	5.3%	9.5%	(1.2)%
Experience losses on scheme liabilities			
— Amount (£m)	(1.2)	—	(1.1)
— Percentage of scheme liabilities	(4.4)%	—	(3.2)%

(b) Pension schemes — defined contribution

For new employees joining the PF Group after 1 January 2003, a stakeholder pension plan was introduced into which IHC contributes 8% of pensionable earnings of the member provided that the member contributes a minimum of 6% of pensionable earnings. The assets of the scheme are held separately from those of IHC. The pension charge in the combined income statement represents contributions payable by IHC in respect of the plan and amounted to £55,000 for the year ended 31 December 2006 (2005 £34,000, 2004 £24,000). No contributions were payable to the fund at the year end (2005 and 2004 £nil).

22. Share-based payment

IHC participates in three PF Group share schemes: senior executive share option schemes (ESOS), employee savings-related share option schemes (typically referred to as Save As You Earn schemes (SAYE)) and the Performance Share Plan (PSP). For the purposes of assessing the combined income statement charge/(credit) under IFRS 2, the options/awards under the schemes were valued using the binomial option pricing model. The credit to the combined income statement during the year was £0.4m (2005 charge of £0.5m, 2004 charge of £0.3m). The fair value per option granted and the assumptions used in the calculations of the share-based payment charge/(credit) are as follows:

	ESOS	SAYE	PSP
2004			
Grant date	29-Jul-04	26-Aug-04	27-Feb-04
Share price at grant date (£)	5.51	5.88	7.41
Exercise price (£)	5.51	4.53	—
Shares under option	510,499	29,076	16,972
Vesting period (years)	3	3,5 and 7	3
Expected volatility	35%	35%	n/a
Option life (years)	10	Up to 7	3
Expected life (years)	5	Up to 7	3
Risk free rate	5.1%	4.9%	n/a
Expected dividends expressed as a dividend yield	6.0%	6.0%	n/a
Fair value per option (£)	1.25	1.61-1.64	7.41

	ESOS	SAYE	PSP
2005			
Grant date	23-Mar-05	21-Oct-05	17-Mar-05
Share price at grant date (£)	7.03	5.95	7.08
Exercise price (£)	7.03	5.07	—
Shares under option	611,797	31,181	16,954
Vesting period (years)	3	3,5 and 7	5
Expected volatility	28.0%	28.0%	n/a
Option life (years)	10	Up to 7	5
Expected life (years)	5	Up to 7	5
Risk free rate	4.7%	4.3%	n/a
Expected dividends expressed as a dividend yield	6.0%	6.0%	n/a
Fair value per option (£)	1.59	1.45-1.50	7.08

	ESOS	SAYE	PSP
2006			
Grant date	7-Jun-06	19-Oct-06	15-Mar-06
Share price at grant date (£)	5.77	6.36	6.46
Exercise price (£)	5.77	4.91	—
Shares under option	970,870	23,256	7,762
Vesting period (years)	3	3, 5 and 7	5
Expected volatility	25.0%	25.0%	n/a
Option life (years)	10	Up to 7	5
Expected life (years)	5	Up to 7	5
Risk free rate	4.5%	4.5%	n/a
Expected dividends expressed as a dividend yield	6.0%	6.0%	n/a
Fair value per option (£)	0.91	1.41-1.45	6.46

The expected volatility is based on historical volatility over the last three years. The expected life is the average expected period to exercise. The risk free rate of return is the yield on zero coupon UK government bonds.

A reconciliation of share option movements during the year is shown below:

	ESOS		SAYE		PSP	
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		£		£		£
2004						
Outstanding at 1 January	1,718,536	6.38	116,945	5.21	6,494	—
Granted	510,499	5.51	29,076	4.53	16,972	—
Expired	(4,133)	7.54	(5,767)	5.61	—	—
Exercised	(165,357)	5.46	(14,844)	5.03	—	—
Outstanding at 31 December	2,059,545	6.30	125,410	4.92	23,466	—
Exercisable at 31 December	755,798	7.00	—	—	—	—
Range of exercise prices	4.50-10.37		4.53-5.12		—	
Weighted average period to exercise date (years)	1.8		2.3		2.2	

	ESOS		SAYE		PSP	
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		£		£		£
2005						
Outstanding at 1 January	2,059,545	6.30	125,410	4.92	23,466	—
Granted	611,797	7.03	31,181	5.07	16,954	—
Expired	(4,953)	5.59	(6,184)	5.98	—	—
Exercised	(198,169)	5.31	(15,919)	4.74	—	—
Outstanding at 31 December	2,468,220	6.57	134,488	4.91	40,420	—
Exercisable at 31 December	905,771	7.37	—	—	—	—
Range of exercise prices	5.20-10.37		4.53-7.44		—	
Weighted average period to exercise date (years)	1.6		2.3		2.5	

	ESOS		SAYE		PSP	
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		£		£		£
2006						
Outstanding at 1 January	2,468,220	6.57	134,488	4.91	40,420	—
Granted	970,870	5.77	23,256	4.91	7,762	—
Expired	(149,100)	6.48	(12,669)	5.31	(3,247)	—
Exercised	—	—	(31,521)	5.02	(3,247)	—
Outstanding at 31 December	3,289,990	6.34	113,554	4.83	41,688	—
Exercisable at 31 December	1,199,873	6.82	—	—	—	—
Range of exercise prices	5.20-10.37		4.53-5.12		—	
Weighted average period to exercise date (years)	1.6		2.5		1.8	

23. Combined reconciliation of the movement in the Provident Financial investment in IHC

	Provident Financial investment in IHC
	£m
At 1 January 2004	(8.6)
Exchange gains on foreign currency translations	3.9
Net fair value losses — cash flow hedges	(1.0)
Actuarial losses on retirement benefit obligations	(3.0)
Tax credit on items taken directly to invested capital	1.2
Net income recognised directly in invested capital	1.1
Profit after taxation	24.7
Total recognised income for the year	25.8
PF Group funding adjustment	4.5
Share-based payment charge	0.3
At 31 December 2004	**22.0**
At 1 January 2005	22.0
Exchange gains on foreign currency translations	2.6
Net fair value losses — cash flow hedges	(1.4)
Actuarial losses on retirement benefit obligations	(1.2)
Tax credit on items taken directly to invested capital	0.8
Net income recognised directly in invested capital	0.8
Profit after taxation	31.8
Total recognised income for the year	32.6
PF Group funding adjustment	1.1
Share-based payment charge	0.5
At 31 December 2005	**56.2**
At 1 January 2006	56.2
Exchange losses on foreign currency translations	(0.2)
Net fair value gains — cash flow hedges	1.8
Actuarial losses on retirement benefit obligations/asset	(1.1)
Tax charge on items taken directly to invested capital	(0.3)
Net income recognised directly in invested capital	0.2
Profit after taxation	25.4
Total recognised income for the year	25.6
PF Group funding adjustment	0.8
Share-based payment credit	(0.4)
At 31 December 2006	**82.2**

24. Commitments

Commitments to make operating lease payments during the next financial year are as follows:

	2004	2005	2006
	£m	£m	£m
Leases expiring:			
Not later than one year	1.0	1.1	1.7
Later than one year but not later than five years	3.0	3.4	2.9
Later than five years	3.0	3.2	3.3
Total	**7.0**	**7.7**	**7.9**

Other commitments are as follows:

	2004	2005	2006
	£m	£m	£m
Capital expenditure commitments contracted with third parties but not provided for at 31 December	3.0	0.4	0.6

25. Contingent liabilities

IHC has a contingent liability for guarantees given in respect of the borrowings of certain other PF Group companies to a maximum of £970.3m (2005 £990.6m, 2004 £874.7m). At 31 December 2006 the fixed and floating borrowings under these facilities amounted to £633.0m (2005 £595.1m, 2004 £520.9m). The directors do not expect any loss to arise. These guarantees are defined as financial guarantees under IAS 39 and their fair value at 31 December 2006 was £nil (2005 and 2004 £nil).

26. Post balance sheet events

On 2 March 2007, Provident Financial made a capital contribution of £30.0m to IHC. On 20 June 2007, Provident Financial made a further capital contribution of £40.0m to IHC. The capital contributions were used to repay amounts owed to the PF Group.

27. Related party transactions

IHC has various transactions with other companies in the PF Group. Details of these transactions along with any balances outstanding at 31 December are set out below:

	31 December 2004		
	Recharge of costs	Interest charge	Outstanding balance
	£m	£m	£m
UKHC	1.4	—	(7.6)
Provident Financial and other central companies	5.7	2.9	45.4
Total	7.1	2.9	37.8

	31 December 2005		
	Recharge of costs	Interest charge	Outstanding balance
	£m	£m	£m
UKHC	3.3	—	0.1
Vanquis Bank	0.5	—	(0.5)
Provident Financial and other central companies	8.4	7.2	74.7
Total	12.2	7.2	74.3

	31 December 2006		
	Recharge of costs	Interest charge	Outstanding balance
	£m	£m	£m
UKHC	17.8	—	—
Vanquis Bank	—	—	(0.1)
Provident Financial and other central companies	6.9	6.7	78.4
Total	24.7	6.7	78.3

Amounts recharged from UKHC include £12.1m in respect of computer software licences (2005 £1.9m, 2004 £nil) which have been capitalised as part of intangible assets.

PART VIII — UNAUDITED PRO FORMA FINANCIAL INFORMATION

Set out below is an unaudited pro forma statement of consolidated net assets of the IPF Group as at 31 May 2007, which has been prepared on the basis described in the notes below to illustrate the effect on the consolidated net assets of the IPF Group of the demerger of the international home credit business of Provident Financial from Provident Financial as if it had occurred at 31 May 2007. Because of its nature, the pro forma statement addresses a hypothetical situation and, therefore, does not represent the IPF Group's actual financial position or results following the completion of the Demerger and has been prepared for illustrative purposes only.

	IPF as at 31 May 2007	Adjustments		Pro forma IPF Group as at 31 May 2007
		IHC as at 31 Dec 2006	Demerger adjustments	
	£m (note 1)	£m (note 2)	£m (note 3)	£m
ASSETS				
Non-current assets				
Intangible assets	—	14.0	—	14.0
Property, plant and equipment	—	30.2	—	30.2
Retirement benefit asset	—	0.4	—	0.4
Deferred tax assets	—	15.6	—	15.6
	—	60.2	—	60.2
Current assets				
Financial assets:				
— Amounts receivable from customers				
— due within one year	—	312.4	—	312.4
— due in more than one year	—	18.6	—	18.6
— Amounts due from PF Group companies	—	157.7	(157.7)	—
— Derivative financial instruments	—	0.6	—	0.6
— Cash and cash equivalents	0.1	44.5	—	44.6
Trade and other receivables	—	6.5	—	6.5
Current tax assets	—	8.1	—	8.1
	0.1	548.4	(157.7)	390.8
Total assets	0.1	608.6	(157.7)	451.0
LIABILITIES				
Current liabilities				
Financial liabilities:				
— Bank borrowings	—	(218.4)	145.3	(73.1)
— PF Group borrowings	—	(79.4)	79.4	—
— Derivative financial instruments	—	(2.3)	—	(2.3)
Trade and other payables	—	(35.0)	—	(35.0)
Current tax liabilities	—	(21.7)	0.9	(20.8)
	—	(356.8)	225.6	(131.2)
Non-current liabilities				
Financial liabilities:				
— Bank borrowings	—	(169.6)	—	(169.6)
	—	(169.6)	—	(169.6)
Total liabilities	—	(526.4)	225.6	(300.8)
NET ASSETS	0.1	82.2	67.9	150.2

Notes to the pro forma statement of net assets

1) The net assets of IPF have been extracted without adjustment from the special purpose financial information of IPF set out in Section B of Part VII (Financial Information) of this document.

2) The net assets of IHC have been extracted without adjustment from the accountants' report on IHC set out in Section D of Part VII (Financial Information) of this document.

3) Demerger adjustments comprise:

	Demerger adjustments (see notes below)			
	a	b	c	Total
	£m	£m	£m	£m
Current assets				
Financial assets:				
— Amounts due from PF Group companies	—	—	(157.7)	(157.7)
Current liabilities				
Financial liabilities:				
— Bank borrowings	70.0	(3.0)	78.3	145.3
— PF Group borrowings	—	—	79.4	79.4
Current tax liabilities	—	0.9	—	0.9
NET ASSETS	70.0	(2.1)	—	67.9

Notes:

a) £70.0m of capital contributions made by Provident Financial into IHC prior to the demerger. The proceeds from the capital contributions are assumed to reduce bank borrowings.

b) £3.0m of further costs relating to the Demerger (which are not expected to have a continuing impact) which had not been incurred by IHC as at 31 December 2006. The costs are assumed to increase bank borrowings. A tax credit of £0.9m has been assumed in respect of these costs.

c) On Demerger, the amounts outstanding on intra-group accounts with the PF Group will be immediately settled. As at 31 December 2006, IHC was owed a net amount of £78.3m by the PF Group comprising amounts due from the PF Group of £157.7m and amounts due to the PF Group of £79.4m. The settlement of the intra-group accounts will be used to repay external bank borrowings.

4) No account has been taken account of the results, cashflows or other transactions of IPF since 31 May 2007 or IHC since 31 December 2006.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Benson House
33 Wellington Street
Leeds LS1 4JP

The Directors
International Personal Finance plc
Number Three
Leeds City Office Park
Leeds
LS11 5BD

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ

Dresdner Kleinwort Limited
30 Gresham Street
London
EC2V 7PG

25 June 2007

Dear Sirs

International Personal Finance plc (the "Company")

We report on the pro forma statement of net assets (the **"Pro forma statement of net assets"**) set out in Part VIII of the Company's prospectus dated 25 June 2007 (the **"Prospectus"**) which has been prepared on the basis described, for illustrative purposes only, to provide information about how the proposed demerger of the international home credit business of Provident Financial plc from Provident Financial plc might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the period ended 31 May 2007. This report is required by item 20.2 of Annex I to the PD Regulation and is given for the purpose of complying with that PD Regulation and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company to prepare the Pro forma statement of net assets in accordance with item 20.2 of Annex I to the PD Regulation.

It is our responsibility to form an opinion, as required by item 7 of Annex II to the PD Regulation as to the proper compilation of the Pro forma statement of net assets and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma statement of net assets, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under item 5.5.3R(2)(f) of the Prospectus Rules to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation, consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma statement of net assets with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma statement of net assets has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

(a) the Pro forma statement of net assets has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of the Company.

Declaration

For the purposes of Prospectus Rule 5.5.3 R(2)(f), we are responsible for this report as part of the Prospectus and we declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I to the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

PART IX — REGULATION

1. Central Europe

1.1 Legislative Changes at the European Union ("EU") level

It should be noted that the following recent and proposed changes may impact on regulatory frameworks in all of the countries referred to in this section that are member states of the EU:

(a) Draft Consumer Credit Directive

A proposed new EU Directive on Consumer Credit is currently being debated by the Council of Ministers. The proposals are not yet finalised, but areas where there may be changes from the current law include the scope of potential exemptions from the consumer credit regime, pre-contract information that must be provided to borrowers, 'responsible lending' (including the duty to advise), and provisions relating to credit intermediaries.

(b) Directive 2005/29/EC on Unfair Commercial Practices

This Directive was adopted on 11 May 2005. It prohibits certain unfair practices throughout the EU, including pressured sales, misleading marketing and unfair advertising. The directive is due to be implemented in the member states by June 2007.

1.2 Regulatory Framework in Poland

The Polish subsidiary is Provident Polska S.A. (the **"Polish Subsidiary"**)

The Polish Subsidiary is not classified as a bank or as a branch of a foreign credit institution under Polish banking law. Therefore, for the time being, the Polish Subsidiary is not subject to supervision by the Banking Supervisory Commission, which is entitled to, among other things, monitor the ownership structure of such entities.

The Polish Subsidiary is not required to obtain any permits and/or licenses in order to enter into legal transactions and/or conduct its activities.

(a) Consumer Credit Regulation — The Polish Consumer Credit Act

In Poland all consumer loans not exceeding PLN 80,000 (approximately £14,050, as at 22 June 2007) are subject to the Polish Consumer Credit Act. This Act requires the loan agreement to be in writing and imposes certain obligations and limitations on the lender, including (but not limited to) providing the borrower with a copy of the agreement, and providing written information on the following: the amount of the loan; the annual interest rate and any conditions to its amendment; any fees, provisions, or other costs related to the giving of the loan (which form part of the total loan amount) and the conditions of their amendment; the real annual interest rate; any other payments to be made by the borrower in relation to the loan agreement; and the borrower's right to withdraw from the agreement.

The total amount of all charges related to the loan agreement (in addition to interest) cannot exceed 5% of the total amount lent. This 5 per cent. limit only applies to costs, provisions and fees that may be charged in relation to entering into the consumer credit agreement. The limit does not apply to any documented costs incurred in relation to the establishment, amendment or termination of collateral, or any documented costs incurred in connection with the execution, amendment and termination of an insurance agreement (including the costs of consumer credit repayment insurance).

In the event of any assignment, such assignment must not limit or exclude the consumer's right to any amount owed by the original lender. In the event that the consumer fails to pay an instalment within two payment periods, the lender may terminate the loan agreement by delivering a written notice to the consumer. In this notice the lender must request that the consumer repays the overdue instalments within a period of at least seven days from receipt of the notice.

The provisions of Polish law regulating the execution of agreements outside the company's premises require the lender or any representative of the lender to carry a document confirming that they are conducting a business activity and to also carry a power of attorney, if the agreement is concluded on behalf of the entity conducting the business activity. Likewise, pursuant the consumer credit law, the consumer may withdraw from the agreement within ten days from the date of its execution. If the consumer wishes to withdraw from the agreement the company may not require the consumer to pay compensation. The consumer must also be informed about his/her right to withdraw and provided with a draft of his/her withdrawal notice prior to the execution of the agreement.

The Polish distance selling laws impose further obligations on entities providing financial services. If using the telephone or other distance communication (e.g. post mail) to make an offer, the lender must inform the consumer, at the time of making the offer, at the latest, of its name, address, registration number, description and interest rate of the loan offered, conditions of repayment, right of withdrawal, etc. The entity must also inform the consumer of his right to demand additional information concerning the entity and the contract and must state how such information can be obtained. Furthermore, the entity is obliged to confirm all this information to the consumer in writing or by use of CD-ROM, floppy disk, etc. before concluding the contract (or, when the contract is concluded by the use of distance communication, immediately after concluding the contract). During the term of the contract, the Consumer also has the right to demand the terms and conditions of the contract in writing. The consumer may withdraw from the agreement within fourteen days from the date of its execution or on receiving confirmation of the information (as specified above) whichever is the later. The right of withdrawal may not be subject to the payment of any compensation by the consumer.

(b) Usury/Good Morals Laws — Civil Law Provisions

Under the Polish Civil Code any legal acts (including agreements) that are inconsistent with the principles of community life shall be null and void. The court will take into account all circumstances under which a transaction can be recognised as violating the principles of community life (not only the exploitation of a party's situation), and, as a result, the financial obligations of a harmed person can be reduced by the court. The maximum amount of contractual interest (per annum) that may be charged by a lender cannot exceed four times the National Bank of Poland's published "lombard rate". Currently, the National Bank of Poland's "lombard rate" is 5.5 per cent. per annum and therefore the maximum amount of contractual interest permitted by the Polish Civil Code is 22 per cent. per annum (i.e. 5.5 per cent. x 4).

The above restriction relates explicitly only to contractual interest i.e. where the obligation to pay interest stems from a legal agreement. However, it may be argued that such a limit does not apply to interest on overdue payments, since the obligation to pay interest on overdue payments does not result from a legal agreement but directly from statute (the Polish Civil Code). Therefore, the level of interest on overdue payments, if different from the statutory rate, may be determined in a legal agreement, e.g. a loan or a credit agreement, without any limit. However, there is no case law or jurisprudence in this respect, and therefore it is not possible to state whether the maximum amount of interest on loans specified in the Polish Civil Code applies to interest on overdue payments.

Under the Polish Civil Code an agreement which sets a rate of interest that exceeds the permitted maximum amount remains valid and enforceable, however, the party is only required to pay an amount of interest equal to the maximum amount of interest permitted by the Polish Civil Code. Any amount received by a lender contrary to the relevant provisions must be returned to the borrower.

There are also certain Polish Civil Code provisions which are indirectly related to usurious transactions. Under the Polish Civil Code if a contracting party, by way of a transaction or agreement, receives or reserves the right to receive an excessive advantage by exploiting another party's situation, the disadvantaged party may demand that its own obligations are reduced or the obligations of the other party are increased. If both remedies are excessively difficult it may demand the agreement be declared null or void. The plaintiff (i.e. the disadvantaged party, which wants the agreement to be declared null and void) must prove both of the following elements in order to be successful: (i) an excessive advantage was received or reserved to be received by one contracting party on the date of execution of the agreement; and (ii) this advantage was established by exploiting the other contracting party's situation.

Certain loan agreements entered into with consumers are regulated by the Polish Consumer Credit Act. The application of this Act is limited, as it does not apply to loan agreements meeting the following criteria:

— where the value exceeds PLN 80,000 (approximately £14,050 as at 22 June 2007);

— where the consumer is not obliged to pay interest or other costs connected with the granting or repayment of consumer credit;

— that are in the form of a three-month (or greater) overdraft, which is not provided for in an agreement; or

— that take the form of deferred payment for some non-pecuniary performance.

Any person that enters into a consumer credit agreement with a consumer under which that person receives any financial benefit that exceeds the maximum amount of interest, or reserves the right to obtain such benefit, may be liable to a fine, restriction of freedom or imprisonment of up to two years. Only a natural person acting on behalf of a financial institution which grants the consumer credit may be held criminally liable in this regard.

(c) Usury/Good Morals Laws — Criminal Law Provisions

Legal entities may become subject to a quasi-criminal liability under the Polish Act on Liability of Collective Entities for Offences. This Act regulates the liability of legal persons and other entities for offences committed by natural persons acting on behalf of, or in the interest of, the relevant entity, where the entity has benefited, or could have benefited, from action taken by the natural person. The penalty for the relevant legal entity may amount to a fine of up to PLN 20,000,000 (approximately £3.51 million as at 22 June 2007) and the court may order forfeiture of the benefits received by the legal entity. The court may also order a prohibition on the advertising and promotion of the entity, on performing certain economic activity and on making its judgment public.

The Polish Penal Code applies where a person takes advantage of another person's 'state of necessity' and concludes an agreement under which the other person is subject to obligations that are incommensurable to the benefit that it will receive. The maximum penalty is three years' imprisonment. A 'state of necessity' is understood to mean a situation in which existing circumstances relating to a person's, or their relative's, urgent living needs make that person accept contractual provisions that are harmful to him/her. The notion of incommensurability is interpreted in the light of good morals. The person taking advantage of the other person's state of necessity has to be aware of such a situation and must intend to take such advantage (i.e. wilful misconduct is required).

(d) Money Laundering

The Polish Anti-Money Laundering regime is contained in the Polish Penal Code, the Polish Banking Act and the Polish Counteracting Act. None of these statutes apply to institutions that engage purely in consumer lending. However, the scope of the Polish Counteracting Act may be extended by the European Community Directive on the Prevention of the Use of the Financial System for the Purposes of Money Laundering and Terrorist Financing (2005/60/EC), which is due to be implemented by members of the European Community by 15 December 2007. If this is the case, consumer lending firms will be required to satisfy various obligations including the following:

— registration with the Polish General Inspector;

— maintenance of a register of transactions exceeding EUR 15,000 (approximately £10,105 as at 22 June 2007);

— performance of client identification procedures;

— provision of information to the Polish General Inspector in relation to certain transactions; and

— implementation of certain internal anti-money laundering procedures.

As at 7 June 2007, there is no legislative work pending in this matter in the Polish parliament or governmental bodies.

1.3 Regulatory Framework in the Czech Republic

The Czech subsidiary is Provident Financial s.r.o., Czech Republic (the **"Czech Subsidiary"**). The Czech Subsidiary performs its activities in the Czech Republic on the basis of ordinary trade licences (one covering its core business, the provision of customer credit, and several auxiliary licences), and is not subject to any special regulation applicable to financial institutions.

(a) Consumer Credit Regulation — the Czech Consumer Credit Act

Credit agreements entered into between the Czech Subsidiary and its customers are classified as '*consumer credit agreements*' and are governed by the Czech Consumer Credit Act. Under the Act, 'consumer credit' means the provision of financial resources or deferred payment in the form of, for example, credit, a loan or the purchase of a leased item for which a consumer is obliged to make payment.

The Czech Consumer Credit Act provides a list of obligatory provisions of consumer credit agreements and a formula for the calculation of the annual percentage rate. An agreement in which a consumer loan is included has to be in writing. The consumer shall receive one copy of the agreement. An agreement in which a consumer loan is included shall also specify:

— the annual percentage rate of charges for the consumer loan using the method specified in the Czech Consumer Credit Act;

— the terms and conditions under which the annual percentage rate charged on a consumer loan can be set (which cannot be dependent only on the creditor's will);

— the maximum amount of the consumer loan, the amount of the various instalments, their number and a precise timetable for repayment;

— the level of individual payments (if individual payments cannot be precisely determined, a method for calculating them shall be specified) under the consumer loan;

— the creditor's obligation to inform the consumer, during the performance of the agreement, of all changes to the annual percentage rate charged on the consumer loan;

— for agreements in which the purchase of a leased item is agreed upon, the amount of the consumer loan;

— provisions concerning the right to repay a consumer loan before the end of the stipulated term;

— the conditions under which the contractual relationship can be terminated prematurely; and

— the method of payment.

A consumer who repays the whole amount due under a credit agreement before such amount is due is entitled to a reduction in the charges related to the consumer credit. The reduction will be calculated in such a way that none of the parties to the credit agreement receives a disproportionate benefit. No further rules or guidance regarding the calculation of the reduction are provided either by relevant consumer protection laws or by the relevant regulator, the Czech Commercial Inspectorate, which is responsible for ensuring that lenders adhere to the conditions for the provision of consumer credit. In the event of a dispute, an assessment of the possible inadequacy of a reduction in charges related to the credit provided will be made by the Czech Commercial Inspectorate, which has the authority to check if duties imposed by the Consumer Credit Act and the Consumer Protection Act are observed in practice.

Non-compliance with the Czech Consumer Credit Act can lead to a penalty fine being imposed by the Czech Commercial Inspectorate of up to CZK 1,000,000 (approximately £23,400, as at 22 June 2007). If a repeated breach of an obligation under the Consumer Credit Act occurs within one year of an audit by the Czech Commercial Inspectorate, the fine imposed by the Czech Commercial Inspectorate can be up to CZK 2,000,000 (approximately £46,800 as at 22 June 2007)

In addition, there is a civil law sanction for non-compliance with the Czech Consumer Credit Act applicable where a credit agreement does not include the information set out above. Such a credit agreement shall be deemed to only yield interest equal to the discount rate issued by the Czech National Bank on the date the credit agreement was agreed, and all charges related to the provided credit are deemed to be invalid.

(b) Civil law provisions regarding consumer agreements and the Cooling-Off Period

Credit agreements concluded between the Czech Subsidiary and its customers are classified as 'consumer agreements' under the Czech Civil Code. Under the Czech Civil Code, consumer agreements are agreements where the contracting parties are a consumer, on one side, and a supplier, on the other. In this context, a 'consumer' means a person who does not act within the framework of his commercial or other business activity when he enters into the agreement. A 'supplier', on the other hand, means a person who enters into and performs the agreement in the course of his commercial or business activity. Laws regulating consumer agreements provide for special provisions protecting the consumer as the 'weaker' party to the agreement.

In addition, where consumer agreements are entered into outside the supplier's usual business premises, the consumer is entitled, under the Czech Civil Code, to withdraw from the agreement in writing, without stating a reason, and within a certain period of time from concluding the consumer agreement (known as a 'cooling-off period'). Under the Czech Civil Code, this does not apply in relation to consumer agreements in respect of which the consumer has expressly arranged for a visit by the supplier for the purposes of placing an order. The exact application of this exclusion from the obligation to provide a cooling-off period is not clear and different interpretations exist.

By an amendment to the Civil Code, effective as of 8 March 2006 the mandatory cooling-off period was increased from seven to 14 days from the date the consumer agreement was entered into.

If a supplier fails to provide the statutory cooling-off period to a consumer, the credit provided on the basis of the credit agreement shall be deemed to yield interest equal to the discount rate issued by the Czech National Bank on the date the credit agreement was agreed, and all charges related to the provided credit shall be deemed to be invalid. If proper notice of a cooling-off period is not given to a consumer, that consumer may be entitled to withdraw from the credit agreement within one year of the date the credit agreement was executed.

(c) Usury/Good Morals Laws — Civil Law Provisions

The Czech Civil Code does not include a legal definition of 'good morals' though it stipulates expressly that the exercise of rights and obligations may not be inconsistent with the principles of good morals, and that a legal act (including an agreement) will be null and void if it contravenes good morals. Definitions of good morals included in existing case law are too general; however, in respect of the issue of high interest rates, case law is more specific (see below).

The Czech Civil Code does not expressly stipulate the maximum amount of interest permissible in the case of a monetary loan. According to the most recent decision of the Supreme Court in this respect, the agreed interest rate must not substantially exceed customary interest rates, which are interpreted according to the highest interest rates charged by banks on loans. The court stated that any agreement specifying a substantially higher interest rate (in this case the interest rate was almost four times higher than the customary rate) is void as it is contrary to the concept of good morals.

The legal provisions on consumer protection, including the Czech Act on Consumer Protection and certain provisions of the Czech Civil Code concerning consumer agreements (mentioned already in the previous subsection) improve the protection afforded by Czech law to consumers. For example, the Czech Civil Code lists certain types of contractual arrangements which are expressly forbidden. High interest rates are not expressly mentioned among these, however the requirement of 'good morals' applies to consumer agreements as well as to any other type of agreement.

Where consumer agreements do not explicitly specify an exact interest rate, a court/arbitrator may take the approach of deducting home collection fees, administrative fees and insurance fees (as applicable) from the overall 'collective fee', and consider the remaining amount to be interest. The court/ arbitrator could then compare this interest rate with prevailing customary interest rates in the Czech Republic and, if it is substantially higher, declare the part of the agreement governing the collective fee null and void due to it being in conflict with the principles of good morals.

Any party that has concluded an agreement under duress on conspicuously disadvantageous terms has the right to withdraw from that agreement.

(d) Usury/Good Morals Laws — Criminal Law Provisions

Under the Czech Criminal Code's definition of usury, any person who exploits another person's distress, inexperience, irrationality or agitation, and causes such person to conclude an agreement under which that other person is subject to obligations that are grossly disproportionate to the value of the benefits that he/she will receive, or who asserts such claim, or transfers it to himself with intent to assert it, may be punished by a term of imprisonment of up to two years or by a financial penalty. If the offender acquires large-scale benefit he may be sentenced to a term of imprisonment of between six months to five years. It should be noted that the Czech Criminal Code only applies to individuals and not companies.

(e) Money Laundering

Consumer credit providers are required to comply with the Czech Anti-Money Laundering Act and therefore must:

- identify parties to suspicious transactions (e.g. transactions carried out under circumstances where money laundering or the creation of funds intended to finance terrorism, terrorist acts or terrorist organisations can be suspected), and to transactions exceeding certain monetary thresholds;
- keep proper records of such identification for the period of ten years;
- notify identified suspicious transactions to the Czech Ministry of Finance;
- have a written manual specifying internal rules that implement the obligations imposed by the Act;
- deliver the manual mentioned above to the Czech Ministry of Finance within 30 days from the date of incorporation of the company;
- designate a person for communication with the Ministry of Finance in matters related to the prevention of money laundering; and
- provide, at least once a year, its employees who might encounter money laundering within the course of their employment with the company with specialized courses regarding Anti-Money Laundering.

Failure to comply with these obligations can result in a fine of up to CZK 10,000,000 (approximately £235,000, as at 19 June 2007).

1.4 Regulatory Framework in Hungary

The Hungarian subsidiary is Provident Pénzügyi Zártkörüen Müködö Részvénytársaság (the **"Hungarian Subsidiary"**).

The Hungarian Subsidiary operates its main credit granting activities under licence from PSZÁF (the Hungarian Financial Supervisory Authority).

(a) Financial Regulation — PSZÁF

All institutions that provide consumer loans require an operating licence from PSZÁF, which will approve, inter alia: the establishment of the institution as a financial enterprise; the provision by it of consumer loans; the appointment of its CEO and the chairman of its supervisory board; and its money laundering rules.

Pursuant to such a licence, the consumer lending institution may perform any other activities in a business like manner only if permitted by law and should prepare its annual reports in the Hungarian language, join the central credit information system, pay the relevant fees to PSZÁF and should operate its business within prescribed personal and physical parameters.

(i) Restrictions on changes of control

Consent must be obtained from PSZÁF prior to the acquisition of a 'qualifying participation' in an entity licensed by PSZÁF. A 'qualifying participation' means a direct or indirect holding of a person in a company, or a relationship between a person and a company, by virtue of which the person (i) controls 10% or more of the registered capital or voting rights, (ii) has the power to appoint or remove 20% or more of the members of the company's decision-making, management, supervisory or other bodies, or (iii) has the power to exercise significant influence over the management of the company as stipulated in the by-laws, the deed of foundation or by contract.

PSZÁF has 90 days to pass a resolution in respect of the consents referred to above and such period may be prolonged for an additional 90 days.

Notification must also be made to PSZÁF of any termination of a qualifying participation in a licensed entity. Failure to submit such notice may result in a penalty.

(ii) Consumer complaints

PSZÁF's procedure on consumer complaints has been changed recently. Prior to the current system the creditor was obliged to reply directly to the consumer, sending a copy of the letter to PSZÁF at the same time. Following amendments to legislation, PSZÁF is now responsible for liaising with the consumer about their complaints. If PSZÁF is not in a position to answer to the consumer directly due to a lack of information or no direct action is required by PSZÁF, then PSZÁF shall forward the complaint to the creditor, who has 30 days to investigate the case and provide feedback to PSZÁF. PSZÁF shall convey to the consumer the findings of its investigation within 15 days of receipt of the creditor's response.

(b) Consumer Credit Regulation — the Hungarian Banking Act

Loan agreements are regulated by the Hungarian Banking Act, according to which consumer loan agreements must include:

— the objective of the agreement;

— the annual cost of credit expressed as a percentage (annual percentage rate);

— the whole cost in connection with the agreement, including interest, commission, and the value of these expressed as percentages;

— a detailed description of the conditions and circumstances under which the cost of credit may be varied or, if this is not possible, information concerning this;

— the number and amount of instalments and the dates of instalment payments;

— the securities required to be granted; and

— the description of the insurance(s) required in connection with the loan agreement.

The Hungarian Banking Act does not regulate the amount of charges or interest rates on consumer loans. There has been no court order or other decision under which the interest rate of a consumer loan provided by a regulated financial institution was limited or reduced. There have been specific cases where agreements were made on conditions that were found to be usurious, but these cases did not involve regulated financial institutions offering consumer loans on identical terms and conditions to consumers as a whole.

In addition to the Hungarian Banking Act, the Hungarian Civil Code regulates the rules concerning early settlement. In the case of loan agreements, the consumer may in all cases exercise his right of early (premature) repayment and in such case no interest or indemnification may be required for the period between the prepayment and the original repayment date. Any agreement between the parties concerning the payment of interest or indemnification for such period shall be null and void; however, such invalidity shall not affect other provisions of the contract. If the consumer exercises such rights the creditor is obliged to reduce the cost of credit accordingly.

(c) Usury/Good Morals Laws — Civil Law Provisions

Pursuant to the Hungarian Civil Code, any provision of the 'general terms and conditions' of a loan agreement or of the Code of Conduct given to customers of the Hungarian Subsidiary may be challenged as being 'unfair' if they unilaterally and unjustifiably establish the contractual rights and obligations of relevant parties to the detriment of one of the parties, in violation of the obligation to act in good faith.

In addition to provisions on unfair terms the Hungarian Civil Code renders null and void usurious transactions/agreements under which a contracting party receives an unreasonable or unfair advantage on the basis of entering into an agreement by exploiting the other party's situation. The two major elements of a transaction/agreement that are required for it to be declared usurious are: (i) an unreasonable and unfair advantage is received by one contracting party on the date of execution of the agreement (objective element); and (ii) this advantage is established by exploiting the other contracting party's situation (subjective element). If a transaction is found to be usurious, the court may: (i) declare the transaction null and void; (ii) may regard the transaction as voidable and declare that the applicable interest rate is inordinately high and may therefore moderate the interest rate; or (iii) may order that certain amounts of the "usurious" interest rate (i.e. the element of the rate considered to be in excess of the rate declared by the competent court to be "fair") should be paid as a "fine" to the Hungarian state.

Although the concept of good morals is provided for in the Hungarian Civil Code, there is no express definition of this term. However, pursuant to the Hungarian Civil Code, an agreement shall be null and void if such agreement is 'evidently' contrary to the principles of good morals. The question as to whether or not an agreement is evidently contrary to the principles of good morals is always decided by the courts, taking into consideration facts applicable to the specific case.

No judicial or legislative statements or guidelines exist in relation to the maximum rate of interest and charges permissible on consumer loans.

(d) Usury/Good Morals Laws — Criminal Law Provisions

There are no explicit provisions in the Hungarian Criminal Code which relate to usurious transactions or transactions contrary to the concept of good morals. However, certain transactions may, in certain circumstances, qualify as fraudulent transactions and therefore constitute a punishable offence.

(e) Money Laundering

Pursuant to the relevant provisions of the Hungarian Money Laundering Act, a consumer lending institution may only enter into a commercial agreement with a consumer if it has performed the mandatory identification obligations (i.e. obtaining personal information about the consumer and documentation evidencing such information, as set out in detail in the Hungarian Money Laundering Act).

Pursuant to the Hungarian Money Laundering Act, the institution must also undertake the task of confirming the identity of a person who does not have contractual relationship with the lending institution, but who has a right to represent the consumer, and can request payments etc., and the value of the transaction in question (or the aggregate value of a chain of transactions between the institution and that consumer) exceeds HUF 2,000,000 (approximately £5,200, as at 22 June 2007). Should suspicion of money laundering activities arise in connection with such transaction/chain of transactions the institution is also obliged to notify the competent authorities.

Money laundering is also regulated by the Hungarian Criminal Code, under which negligently committed money laundering is a punishable activity. Furthermore, pursuant to the rulings of PSZÁF, an electronic filtering system has been set up in order to enable the Hungarian Subsidiary to check whether or not its new customers are indicated in the consolidated list of individuals and entities issued by PSZÁF.

1.5 Regulatory Framework in Slovakia

The Slovak subsidiary is Provident Financial, s.r.o., (the **"Slovak Subsidiary"**). The Slovak Subsidiary is a limited liability company performing its activities in Slovakia on the basis of ordinary trade licences and is not subject to any special regulation applicable to financial institutions (except for the supervision of the respective state authorities as described below — e.g. Slovak Trade Inspectorate Trade Licensing Office, Financial Police).

(a) Trade Licensing — the Slovak Trading Act

Under the Slovak Trading Act, a trading licence is sufficient to provide consumer credit. No other special registration or permit for consumer credit providers or their agents is required. The Trade Licensing Office is the competent supervisory body for supervising adherence to the obligations imposed on entrepreneurs by the Slovak Trading Act.

(b) Consumer Credit Regulation — the Slovak Civil Code and Consumer Credit Act

The Slovak Civil Code contains general provisions concerning credit agreements while the Slovak Consumer Credit Act provides for credit agreements classified as consumer credit. The credit agreements entered into by the Slovak Subsidiary are governed partly by the Slovak Consumer Credit Act and partly by the Slovak Civil Code.

Consumer credit is defined under the Slovak Consumer Credit Act as the temporary provision of funds based on a consumer credit agreement, made in the form of a deferred payment, loan or other legally binding form. A consumer credit agreement means an agreement through which a lender agrees to extend credit to a consumer, and the consumer undertakes to repay the funds extended and pay all costs connected to such consumer credit.

The Slovak Consumer Credit Act was amended with effect from 1 July 2006. The main aim of the amendment was to increase the level of consumer protection. The Slovak Consumer Credit Act previously contained an incorrect formula for the calculation of annual percentage rates. This was corrected by the amendment. Under the amendment, lenders will be required to provide more detailed information to consumers.

— A consumer credit agreement must be in written form (otherwise it is invalid) and must satisfy several requirements in respect of providing information to the consumer, including e.g. setting out the principal amount, a timetable to repayment, the level of interest and other charges, conditions under which charges will be varied, the sanctions for breach of the agreement, and the rights of the consumer in the event that the seller breaches the agreement.

According to the Slovak Consumer Credit Act, in the event that the requirements specified above in relation to a consumer agreement are not met, the agreement remains valid provided that the consumer has been:

— granted with a consumer loan, and the drawing thereof has been commenced; or

— delivered goods or provided with services in relation to the consumer loan.

Non-compliance with the Slovak Consumer Credit Act can result in a penalty being imposed by the Slovak Trade Inspection of up to SKK 500,000 (approximately £9,900, as at 22 June 2007).

According to the Slovak Consumer Credit Act, a consumer who repays the whole amount due prior to the maturity date of the credit is entitled to a reduction in the costs related to the consumer credit, and is only obliged to pay interest up to the date of early repayment.

The Slovak Civil Code provisions include a definition of consumer agreement and examples of unreasonable conditions in consumer agreements. A consumer agreement is defined as an agreement for the purchase of goods or services, concluded by a supplier of the goods or provider of the service with consumers, where the consumers are not able to individually amend the conditions and contents of the draft agreement prepared by the supplier.

Under the Slovak Civil Code, a consumer agreement may not contain unreasonable conditions, which are defined as those which may result in inequality of rights and obligations of the parties to the detriment of the consumer.

The Slovak Civil Code lists several examples of unreasonable conditions in a consumer agreement. These include e.g.: conditions imposed on the consumer that the consumer has been unable to become familiar with prior to entering the agreement; conditions that enable the supplier to transfer its rights and obligations arising under the agreement to another supplier without the consent of the consumer, where such transfer might have an adverse effect on the enforceability or security of the consumer's receivables; and conditions excluding or limiting the responsibility of the supplier for acting or omitting to act, by which detriment to the consumer's health or his/her death could be caused. Any unreasonable conditions set out in a consumer agreement shall be null and void.

(c) Consumer Protection

The Slovak Consumer Protection Act modifies general regulation to better protect the consumer. Under the Act, the seller shall be obliged to:

— sell products and provide services of the standard of quality specified by legislation or by custom; where no quality is prescribed or established by specific legislation, the seller shall only be allowed to sell products or provide services that fall below the customary standard of quality if he warns the consumer of this. Customary quality means a standard of quality for a product or a service where there are no obvious defects that the seller would be obliged to notify the consumer of:

— sell products of the correct weight, measure and amount and allow the customer to check the accuracy of this information;

— sell goods and provide services at appropriate prices;

— sell products and provide services at prices in accordance with certain statutory pricing provisions;

— refrain from harassing the consumer; and

— exercise equal treatment of consumers in relation to the provision of goods and services.

Furthermore, the seller shall not act contrary to the principles of good morals. For the purposes of the Slovak Consumer Protection Act, acts contrary to the principles of good morals shall mean acts that:

— are contrary to usual conventions and show obvious signs of discrimination or a departure from the generally recognised rules of morals in relation to the sale of a product or the provision of a service; and

— may cause harm to a party in commercial relations as a result of failure to observe good faith, honesty, and customary practices, and where, in particular, a mistake, trickery, threat, or departure from the rules of contractual freedom are used.

(d) Usury/Good Morals Laws — Civil Law Provisions

The Slovak Consumer Credit Act itself does not stipulate any specific conditions related to maximum interest rates.

In general, the legal regulations applicable to maximum interest rates are relatively broadly drafted and so, in practice, a wide scope for their interpretation is left to the courts, which will decide on a case-by-case basis whether any particular contractual provision or legal act is in compliance with relevant law or not.

Slovak law does not stipulate an exact maximum amount of interest rate which can be agreed on in relation to a credit agreement concluded under the Slovak Civil Code. The level of interest is left to the mutual agreement of the parties to the relevant agreement.

However, as a general rule, the Slovak Civil Code specifies that any legal act (including agreements) that breaches the principles of good morals shall be deemed null and void. It can be, therefore, assumed that if the interest rate related to a credit agreement under the Slovak Civil Code is contrary to the principles of good morals, the relevant credit agreement shall be null and void, and the court may declare that the 'market standard' interest rate applies.

Although the concept of good morals is provided for in the Slovak Civil Code, there is no express definition of this term. Also, the definitions of good morals in case law are too general to give straightforward guidelines to assess whether a particular legal act or agreement is against good morals. Therefore the question as to whether or not an agreement is contrary to good morals will be always decided by the courts on the basis of all the facts applicable to the specific case.

As to the definition of 'market standard', courts might apply the usual interest rates charged by the banks in the place of debtor's residence at the moment of conclusion of the agreement. However, there has been a court decision where the court stated that, after all the specific circumstances of the particular case were taken into account; the maximum permissible interest rate could be higher than the usual interest rate charged by banks.

(e) Usury/Good Morals Laws — Criminal Law Provisions

Under the Slovak Criminal Code, usury is a crime which occurs when a person who, exploiting another person's distress, inexperience, irrationality or agitation, causes such person to conclude an agreement under which that other person is subject to obligations that are grossly disproportionate to the value of the benefits that he/she will receive, or who asserts such claim, or transfers it to himself with intent to assert it. Such offender may be punished by a term of imprisonment of one to five years. This term can be increased to up to 15 years depending on the severity of the damage.

(f) Money Laundering

The Act on Protection Against the Legalization of Profit from Criminal Activity (the **"Slovak Anti-Money Laundering Act"**) contains various anti-money laundering measures.

Companies that are required to comply with the Slovak Anti-Money Laundering Act must:

- have a written policy in place specifying internal rules and procedures that implement the obligations imposed by the Act;
- designate a person responsible for protection of the company against money laundering;
- provide, at least once a year, its employees with special training regarding money laundering;
- implement a methodology that aims to ensure the prevention of money laundering in the company; and
- keep prescribed data about every business transaction of EUR 15,000 (approximately £10,105 as at 22 June 2007) or more in value, or consecutive business transactions amounting to EUR 15,000 (approximately £10,105 as at 22 June 2007) or more in value in a 12-month period.

Failure to comply with the obligations under the Slovak Anti-Money Laundering Act can result in a fine of up to SKK 2,000,000 (approximately £39,600 as at 30 May 2007) imposed by the Financial Police. Should the company repeatedly breach the obligations under the Slovak Anti-Money Laundering Act, the Financial Police may impose a fine of up to SKK 4,000,000 (approximately £79,200 as at 22 June 2007).

(g) Legislative proposals

A bill amending the Act on Voluntary Auctions (527/2002 Col.) was recently published by the Ministry of Justice. Comments are being submitted by other ministries before it goes to Parliament. An amendment to the Slovak Consumer Credit Act is part of the bill and provides for a maximum annual percentage rate for consumer loans of "five times the base interest rate determined by the National Bank of Slovakia". The current base interest rate of the National Bank of Slovakia is 4.25%.

1.6 Regulatory Framework in Romania

The Romanian subsidiary is Provident Financial Romania Institutie Financiara Nebancara S.A. (the "**Romanian Subsidiary**"), which currently acts as a non-banking financial institution (performing regulated credit activities) and has filed notification to be entered into the register of non-banking financial institutions, maintained by the National Bank of Romania. The registration would confirm its status as a non-banking financial institution.

(a) Regulation applying to non-banking financial institutions

On 3 February 2006 a new regulation applicable to non-banking financial institutions entered into force (the "**NBFI Act**"), which subjects non-banking financial institutions ("**NBFIs**") to monitoring and prudential supervision by the National Bank of Romania. NBFIs are companies that can grant loans but, unlike credit institutions, are not allowed to take deposits.

The NBFI Act imposes certain requirements as to the name, corporate structure, corporate governance and minimum share capital of an NBFI and stipulates that an NBFI must notify the National Bank of Romania once it has been incorporated, so that it may be entered into a register of NBFIs maintained by the National Bank of Romania. The NBFI cannot trade before such registration. In addition, transitory provisions (which have now expired) in the NBFI Act apply to companies qualifying as NBFIs that existed prior to the NBFI Act coming into force. NBFIs that existed prior to the NBFI Act coming into force are permitted to continue to trade provided that they submitted a notification to the National Bank of Romania for the purpose of registration in the NBFI register by 3 August 2006. The regulations of the National Bank of Romania detailing the documents and procedures related to this notification were published on 3 May 2006. The notification documentation includes information relating to the direct significant shareholder(s) of the NBFI (i.e. a shareholder holding at least 10% of the share capital), and the qualifications of its directors.

The NBFI Act contains two sets of criteria to be met by NBFIs: (a) general criteria which must be met by all NBFIs and (b) special criteria which, if met, lead to stricter requirements and supervision measures. According to the regulations of the National Bank of Romania for registration in the Special

Registry, the 'special' criteria that would have to be met by an NBFI to trigger the stricter requirements are, cumulatively (a) having own funds and borrowed sources of at least RON 50,000,000 (approximately £10.4 million, as at 22 June 2007) and (b) to have granted loans totalling at least RON 25,000,000 (approximately £5.2 million, as at 22 June 2007). The National Bank of Romania will verify if such criteria are met in relation to the three previous quarters on the basis of information submitted as part of the notification to be submitted by all NBFIs, as mentioned above.

If an NBFI meets these special criteria, it will become subject to the prudential supervision of the National Bank of Romania, and will have to observe additional requirements provided under the NBFI Act and additional regulations issued by the National Bank of Romania. Such NBFI would have to put in place a risk committee and an audit committee; also it will have to ensure that its operations are managed by at least two executive officers (who meet qualification criteria set out by the National Bank of Romania). There are various other requirements on NBFIs registered in the Special Registry, including the adherence to certain prudential ratios concerning own funds, exposures, and risk provisioning, and the implementation of internal controls and customer identification procedures.

The National Bank of Romania requires NBFIs to have internal lending regulations setting out:

- mandatory provisions which are to be included in credit agreements;
- documentation to be used in the credit granting process;
- levels of authority for the approval of loans; and
- criteria used to evaluate potential customers.

Recently (in March 2007), the National Bank of Romania has repealed the regulations that prevented borrowers from exceeding certain levels of financial indebtedness arising from the credit agreements generally, as well as specifically in relation to consumer credit.

According to the current system, NBFIs are allowed to draw-up their internal lending regulations without having to observe specific thresholds in respect of the borrowers' financial indebtedness. However, in order to benefit from the legislative change, NBFIs must first submit the new internal lending regulations to the Supervisory Section of the National Bank of Romania to obtain its approval. Until such an approval is obtained, NBFIs will still have to use the previous internal lending regulations and are still bound to observe the 40% threshold in respect of the borrowers' financial indebtedness that arises from all concluded credit agreements.

(b) *Consumer Credit Regulation — the Romanian Consumer Credit Act*

In Romania, the National Bank of Romania is responsible for licensing lenders and brokers and the National Authority for Consumers Protection is responsible for the enforcement of the Romanian Consumer Credit Act, related consumer credit regulations and other consumer protection legislation.

Currently, a credit agreement is regulated by the Romanian Consumer Credit Act where: (a) the borrower is an individual; (b) the amount of credit is not less than EUR 200 and does not exceed EUR 20,000 (between approximately £134.70 and £13,470, as at 22 June 2007); and (c) the credit agreement is not an exempt agreement as defined in the Act (for example, a mortgage agreement is an exempt agreement).

Any credit agreement that is wholly or partly regulated by the Romanian Consumer Credit Act has to comply with the requirements under that Act concerning the licensing of lenders and brokers, documentation and procedures of credit agreements, and (in so far as it is applicable) pre-contract disclosure. If it does not comply with those requirements, then to the extent that the credit agreement is regulated by the Act, it is null and void and, as such, unenforceable against the borrower.

(c) *Usury/Good Morals Laws — Civil Law Provisions*

Currently there is no specific usury law in force, but control on usury is regulated by the general norms provided for by the Romanian Civil Code and by the Romanian Unfair Terms in Consumer Contracts Act (the "**RUTCCA**").

The provisions of the Romanian Civil Code do not expressly refer to usury, however they provide that contractual provisions that are contrary to good morals/good faith shall be null and void, and cancellation of the contractual provision may be ordered by the competent court.

A consumer may also invoke the provisions of the RUTCCA, pursuant to which unfair terms in consumer agreements are prohibited. According to the RUTCCA, an unfair term means a contractual provision that has not been directly negotiated with the consumer, where (i) it is contrary to the requirement of good faith and (ii) it causes a significant imbalance in the parties' rights and obligations arising under the agreement, to the detriment of the consumer. A court can order that the unfair term be amended or removed, or can decide to terminate the whole agreement.

Breach of the provisions of the RUTCCA is subject to administrative fines set out in that Act and, if such breach is perpetrated under circumstances which would render it as a criminal act, it might also be subject to the sanctions set out in the Romanian Criminal Code.

Earlier this year, the Romanian Consumer Protection Authority issued a Norm imposing certain obligations on companies that are using standard form agreements in their relations with customers. Such obligations are aimed at ensuring that a sufficient amount of information is supplied to customers. Under the Romanian Consumer Protection Law, a fine of between RON 1,000 to 3,000 (approximately £210 to £625 as at 30 May 2007) can be imposed for failing to provide sufficient information to a customer.

(d) Usury/Good Morals Laws — Criminal Law Provisions

The Romanian Criminal Code currently in force does not contain any specific provisions concerning usury. However, making false and misleading statements for (i) the purpose of obtaining an unjustified benefit or (ii) that cause another party to enter into or to perform an agreement, is an offence under the Code. A new Romanian Criminal Code is scheduled to enter into force in 2008, under which usury will be a criminal offence.

(e) Money Laundering

Consumer credit providers are subject to the provisions of the Romanian Money Laundering Act. The main obligations to which a consumer credit provider is subject are:

— to designate one or more employees as persons in charge of the implementation of the Romanian Money Laundering Act and to communicate their names to the National Office for the Prevention and Sanctioning of Money Laundering (the "**Office**");

— to inform the Office of every operation which presents a risk of being deemed to constitute money laundering and to draft a written report;

— to report any operation with cash (RON or foreign currency) in excess of EUR 10,000 (approximately £6,800 as at 30 May 2007);

— to present to the Office any information requested in accordance with money laundering legislation (it is not possible to refuse such a request on the basis of professional or contractual confidentiality); and

— to establish the identity of each client upon initiating business relationships or when providing certain services. Information on clients' identity must be kept for five years from the end of each operation and is not to be disclosed in any circumstances other than those provided by the Romanian Money Laundering Act .

Any breach of the provisions of the Romanian Money Laundering Act is subject to administrative fines set out in that Act, and, if such breach is perpetrated under circumstances which would render it as a criminal act, it might also be subject to the criminal sanctions set out in that Act.

NBFIs that provide consumer credit are supervised with respect to anti-money laundering regulations by the Office, unless registered in the Special Registry, in which case supervision will be carried out by the National Bank of Romania.

In addition to the provisions of the Romanian Money Laundering Act, the Office has issued regulations detailing the obligations of a company falling under its supervision with respect to the prevention of money laundering. The National Bank of Romania has also issued regulations detailing customer identification standards applicable to NBFIs registered in the Special Registry, and regulations that concern the prevention of, and sanctions for, money laundering activities.

2. Regulatory Framework in Mexico

The Mexican subsidiary is Provident Mexico, S.A. de C.V. (the **"Mexican Subsidiary"**).

The Mexican Subsidiary currently performs its activities in the State of Puebla and certain other States of Mexico and is organised as a regular commercial entity (stock corporation with variable capital).

The Mexican Subsidiary is not subject to special regulation under financial laws and is not regulated by financial authorities in Mexico. The Mexican Subsidiary does not require any permits or licenses from financial authorities in Mexico to conduct its business.

2.1 Consumer Regulation and Consumer Complaints

The Mexican Subsidiary, as with other regular commercial entities not regulated by financial laws, is subject to the Federal Protection of Consumers Law (*Ley Federal de Protección al Consumidor*). The Federal Protection Agency for Consumers (*Procuraduría Federal del Consumidor*) is in charge of applying this law and protecting customers' interests.

The Federal Protection Agency for Consumers is authorised to receive customer complaints. In addition, the Federal Protection Agency for Consumers is authorised to provide free legal consultation to consumers and act as arbitrator in disputes between the consumer and the Mexican Subsidiary.

The Mexican Subsidiary is not a regulated financial entity and is therefore not subject to the Law for the Protection and Defence for Users of Financial Services (*Ley de Protección y Defensa a los Usuarios de los Servicios Financieros*) nor to the supervision of the Commission for the Defence of Financial Users (*Comisión para la Defensa de los Usuarios de los Servicios Financieros*).

On 15 June 2007, the Law for the Transparency and Order of Financial Services was published in the Official Gazette of the Federation in Mexico. The Mexican Subsidiary will have 180 days following the publication of this law to conform to the requirements set forth in this law. This law introduces certain requirements for companies habitually granting credit for concepts such as charges, contracts, statements and advertisement.

2.2 Usury/Good Moral Laws/Civil Law Provisions

Loan agreements executed by the Mexican Subsidiary and its customers are subject to the laws and courts of the State of Puebla, Mexico.

In the Civil Code for the State of Puebla, provisions regulating the application of rates on loans are contemplated, including:

(i) if the parties agreed a conventional rate of interest which was so disproportionate that it could be considered that one party was taking advantage of the other party based on that other party's extreme ignorance, extreme poverty or notorious inexperience the judge, upon request of the debtor and considering the facts and circumstances of the case, is entitled to reduce the agreed interest rate;

(ii) the debtor can be released from his payment obligation following the execution of the loan agreement if he repays the capital amount at any time, gives prior notice to the lender and pays the accrued interest;

(iii) payments made by the debtor to the lender will be applied first to the capital due and then to the payment of interest due; and

(iv) the parties are not entitled to agree, under any circumstance, that interest due is capitalised and then charged to generate additional interest.

2.3 Usury/Good Moral Laws/Criminal Law Provisions

Though there is no special usury law in Mexico, the Federal Criminal Code and various State Criminal Codes foresee usury as a felony either of itself or as a felony similar to fraud.

Each Criminal Code contemplates slight differences among them to qualify the usury. The basic elements are:

(i) to take advantage of someone's inexperience, extreme necessity or ignorance;

(ii) to obtain notoriously superior gains from those authorised or applicable according to different standard practices in the market referred to in the applicable codes; or

(iii) to obtain the aforementioned by deceitful ways.

According to the Federal Criminal Code: (i) imprisonment for usury ranges from three days to twelve years depending on the gain obtained by the offender; and (ii) fine for usury of between £68.00 to £407.00 may also apply, depending on the gain made by the offender.

2.4 Money Laundering

The anti-money laundering regime applicable to the Mexican Subsidiary is contained in the Federal Criminal Code and Local Criminal Codes for the States where the Mexican Subsidiary conducts its business activities.

Article 400 Bis of the Federal Criminal Code establishes imprisonment penalties from 5 to 15 years and fines of between £2,258.00 and £11,287.00 upon any person who carries out transactions with resources of illicit origin.

3. Regulatory framework in Guernsey

Provident International Credit Guarantee Company Limited (**"PICGCL"**) is licensed by the Guernsey Financial Services Commission (**"GFSC"**) under The Insurance Business (Bailiwick of Guernsey) Law 2002 (the **"Insurance Law"**) to carry on general insurance business excluding domestic business.

3.1 General Representative

PICGCL must appoint and at all times maintain a general representative to act generally on its behalf. The general representative must be either:

(a) A person who is both:

i. an executive director of PICGCL who is ordinarily resident in Guernsey, Herm or Jethou or, if no such director of the insurer is ordinarily so resident, an employee or agent of the insurer who is (subject as aforesaid) ordinarily resident in Guernsey, Herm or Jethou; and

ii. approved by the GFSC as a fit and proper person to act as PICGCL's general representative; or

(b) A licensed insurance manager approved by the GFSC.

The general representative of PICGCL may not resign its position and PICGCL may not remove it unless a replacement has notified the GFSC that it has consented to act or the GFSC has agreed in writing to the resignation or removal.

3.2 GFSC Restrictions on change of controller or director of a licensed insurer

No person may become a "shareholder controller" or a director of PICGCL unless the GFSC has been notified in writing of the proposed change and the GFSC has given notice that it has approved to the change of shareholder controller or the appointment of the director.

In this context, "shareholder controller" means any person who, alone or with associates, is entitled to exercise, or control the exercise of, 15 per cent. or more of the voting rights in a general meeting of PICGCL or of any other entity of which PICGCL is a subsidiary.

The GFSC has 60 days from receipt of notification from a proposed shareholder controller or a proposed new director to consider the notification and give a response. If the GFSC does not respond within this period of time to either (a) approve the change, or (b) serve notice on PICGCL that it does not approve the change, on expiration of the 60 days it will be deemed to have confirmed that it has no objection.

Breach of this provision is an offence. In cases of breach, the GFSC can order the compulsory transfer of the relevant shares, the suspension of any rights attaching to them as well as the suspension or revocation of the insurance licence.

A person who becomes a "significant shareholder" in relation to PICGCL must, within a period of fourteen days immediately following the day of that event, give notice in writing of the event to the GFSC. Failure to do so is an offence. A significant shareholder is a person who, alone or with associates, is entitled to exercise or control the exercise of 5 per cent. or more but less then 15 per cent. of the voting power in a general meeting of PICGCL.

3.3 Other provisions of the Insurance Law

(a) Share Capital and Solvency

PICGCL must maintain a minimum level of paid up share capital which is £100,000 for conducting general insurance business.

Under the Insurance Law, PICGCL is also required to maintain a margin of solvency at all times, which is the extent to which the total assets of PICGCL exceed its total liabilities. The minimum margin of solvency for PICGCL is currently the higher of 18 per cent. of net premium income up to £5 million and 16 per cent. of the excess of net premium income above £5 million or 5 per cent. of the value of its loss reserves.

PICGCL is also required to maintain 75 per cent. of those assets required to meet the margin of solvency as approved assets as defined under the Insurance Law.

PICGCL is also required to maintain minimum shareholders funds of at least 75 per cent. of the minimum paid up share capital requirement.

(b) Monitoring

The Insurance Law includes the ability of the GFSC to carry out on-site visits of PICGCL and requires certain information to be provided to the GFSC in respect of PICGCL including an annual insurance return which will incorporate the audited financial accounts of PICGCL, an up to date business plan and margin of solvency calculation.

(c) Composition of the Board

The board of every licensed insurer must include at least one director who is an independent non-executive director, that is to say a director who is not an associate (other than a director) of, or associated party (other than a director) in relation to, PICGCL and who is not responsible for the management of PICGL'S business.

3.4 Licensed Insurers' Corporate Governance Code

Under Section 78 of the Insurance Law the GFSC has been delegated the power to issue codes of practice. Pursuant to that power the GFSC has issued a number of codes, including the Licensed Insurers' Corporate Governance Code. It requires the board of PICGCL to take an active stance in its approach to corporate governance by establishing internal control procedures which are sufficient to enable the board of PICGCL to manage the key operational risks of PICGCL and conduct PICGCL'S business having regard to the size, nature and complexity of its business. In particular, such controls should enable PICGCL to monitor the adequacy of its capital resources and be able to demonstrate at all times compliance with its margin of solvency requirement.

PART X — ADDITIONAL INFORMATION

1. Persons responsible

The Company and the Directors, whose names and functions appear in paragraph 1 of Part IV (Directors and Corporate Governance), accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Company and the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Incorporation and registered office

The Company was incorporated and registered in England and Wales under the Companies Act 1985 as a private company limited by shares on 5 December 2006 with the name Bridgesun (3) Limited and the registered number 06018973. By a special resolution, the Company re-registered as a public company limited by shares with the name "International Personal Finance plc" on 24 May 2007. The principal legislation under which the Company operates are the Companies Acts and the regulations made thereunder.

The Company is domiciled in England with its registered and head office at Number Three, Leeds City Office Park, Meadow Lane, Leeds LS11 5BD. The telephone number of the Company's registered office is +44 (0)113 285 6700.

The Company has not traded since incorporation.

The Company is to be the holding company of Provident International Holdings Limited and its subsidiaries with effect from the Demerger.

3. Share capital and capital history of the Company

3.1 The Company was incorporated with an authorised share capital of £100,000 divided into 100,000 ordinary shares of £1 each, of which two were issued fully paid to the subscribers to the Memorandum of Association, Emma Versluys and Rosamond Marshall Smith.

3.2 Since the incorporation of the Company, the subscriber share issued to Emma Versluys was transferred to John Harnett on 25 January 2007 and the following changes have occurred in its authorised, issued and fully paid share capital:

(a) by an ordinary resolution passed on 2 March 2007, the authorised share capital of the Company was increased from £100,000 to £150,000 by the creation of an additional 50,000 redeemable preference shares of £1 each;

(b) by a special resolution passed on 30 May 2007, and conditional upon Admission and the approval of the Court, the nominal value of each IPF Share was reduced from 170 pence to 10 pence;

(c) the 50,000 redeemable preference shares were redeemed at par value and cancelled on 31 May 2007;

(d) 16 ordinary shares of £1 each were allotted and issued to each of John Harnett and Rosamond Marshall Smith on 19 June 2007; and

(e) by ordinary and special resolutions passed on 19 June 2007:

(i) the existing authorised and issued share capital of the Company was redesignated and consolidated into ordinary shares of 170 pence each and the authorised share capital of the Company was increased from £150,000 to £852,550,034 by the creation of an additional 500,000,000 ordinary shares of 170 pence each;

(ii) the Articles of Association (as summarised in paragraph 4 of this Part X) were adopted;

(iii) the Directors were generally and unconditionally authorised, in accordance with section 80 of the Companies Act 1985, to exercise all powers of the Company to allot relevant securities (as defined in section 80(2) of the Companies Act 1985):

(A) up to an aggregate nominal amount of £510,000,000 representing the allotment of up to 300,000,000 IPF Shares for the purposes of the Demerger; and

(B) subject to and conditional upon Admission, up to an additional aggregate nominal amount equal to £145,662,141, to be reduced to £8,568,361 upon confirmation by the Court of the Reduction of Capital,

such authority to expire at the conclusion of the first annual general meeting of the Company save that the Company may at any time before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of any such offer or agreement;

(iv) the Directors were generally empowered, pursuant to section 95 of the Companies Act 1985, to allot equity securities (within the meaning of section 94(2) of the Companies Act 1985) for cash pursuant to the authority referred to in sub-paragraph (e)(iii) above as if section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that this power is limited to:

(A) the allotment of equity securities in connection with an issue in favour of the holders of IPF Shares on the register of members at such record date or dates as the Directors may determine for the purpose of any issue where the equity securities respectively attributable to the interests of the holders of IPF Shares are proportionate (as nearly as may be) to the respective numbers of IPF Shares held by them at any such record date or dates so determined provided that the Directors may make such arrangements or exclusions as they consider necessary or expedient in respect of fractional entitlements or legal or practical problems arising in any overseas territory or the requirements of any regulatory body or stock exchange; and

(B) the allotment (otherwise than pursuant to sub-paragraph (e)(iv)(A) above) of equity securities up to an aggregate nominal amount of £1,285,254,

such authority to expire at the conclusion of the first annual general meeting of the Company save that the Company may at any time before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of any such offer or agreement.

The disapplication will give the Directors flexibility to issue shares for cash following Admission. No such issue is presently contemplated; and

(v) subject to and conditional upon Admission and to confirmation by the Court of the Reduction of Capital, the Company was generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) on the London Stock Exchange of IPF Shares, provided that:

(A) the maximum aggregate number of IPF Shares authorised to be purchased is 25,705,084;

(B) the minimum price which may be paid for IPF Shares is 10 pence (exclusive of expenses);

(C) the maximum price (exclusive of expenses) which may be paid for an IPF Share is not more than 5 per cent. above the average of the middle market quotations for an IPF Share as derived from the Daily Official List for the five business days immediately preceding the day on which the IPF Share is purchased; and

(D) unless previously revoked, varied or extended, the authority conferred shall expire at the conclusion of the first annual general meeting of the Company or, if earlier, on 19 December 2008,

save that the Company may make a contract or contracts to purchase IPF Shares under the authority conferred prior to the expiry of such authority that will or may be executed wholly or partly after the expiry of such authority and may make a purchase of IPF Shares in pursuance of any such contract or contracts.

3.3 At Completion of the Demerger, the Company will allot and issue IPF Shares to PF Shareholders on the PF Share Register on the basis of one IPF Share for each PF Share held at the Demerger Record Time, save that the number of IPF Shares to be allotted and issued to each of John Harnett and Rosamond Marshall Smith as PF Shareholders will be reduced by the number of IPF Shares held by them (being 10 IPF Shares each) so that upon the Demerger becoming effective all holders of IPF Shares (including John Harnett and Rosamond Marshall Smith) will hold one IPF Share for each PF Share held at the Demerger Record Time.

3.4 The Company's authorised share capital as at 22 June 2007, the latest practicable date prior to the publication of this document, was £852,550,034 comprising 501,500,020 IPF Shares of nominal value 170 pence each. The Company's issued and fully paid share capital as at that date was 20 IPF Shares. Immediately following Admission, it is expected that the Company's issued share capital will be approximately 257,433,562 IPF Shares. This is based on the number of PF Shares in issue on 22 June 2007 (the latest practicable date prior to the publication of this document) plus an estimate of the maximum number of additional PF Shares that may be issued prior to the Demerger Record Time.

3.5 Immediately following Admission, the Company's share capital will be as follows:

	Authorised		Issued	
Class	Number	Amount	Number	Amount
IPF Shares	501,500,020	£852,550,034	257,433,562[(1)]	£437,637,055.40[(1)]

3.6 Immediately following Admission, the Company's share capital will consist exclusively of the IPF Shares. The IPF Shares carry the right to receive dividends and distributions paid by International Personal Finance. The holders of the IPF Shares have the right to receive notice of and to attend and vote at all general meetings of the Company. The ISIN of the IPF Shares is GBOOBIYKG049. The IPF Shares will be registered and capable of being held in certificated or uncertificated form. Further information on the rights attaching to the IPF Shares is set out in paragraph 4 below, and further arrangements on dealing arrangements and CREST is set out in paragraphs 2 and 3 of Part VI (Terms of the Demerger).

3.7 Save as disclosed in paragraphs 3.1 and 3.2 above and in paragraphs 5 and 6 below, since the date of its incorporation there has been no issue of share capital by the Company fully or partly paid either for cash or other consideration and no such issues are proposed and no share capital of the Company or any other member of the group is under option or agreed, conditionally or unconditionally, to be put under option.

3.8 Save in respect of the IPF Share Incentive Plans (see paragraph 9 below), it has not been agreed that any authorised share capital or loan capital of the Company will, following Admission, be subject to any option.

3.9 The Company will be subject to the continuing obligations of the FSA with regard to the issue of shares for cash. The provisions of section 89 of the Companies Act 1985 (which confer on the IPF Shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash other than by way of allotment to employees under an employees' share scheme as defined in section 743 of the Companies Act 1985) apply to the authorised but unissued share capital of the Company (in respect of which the Directors have authority to make allotments pursuant to section 80 of the Companies Act 1985 as referred to in sub-paragraph 3.2(e) above) except to the extent such provisions have been disapplied as referred to in sub-paragraph 3.2(e) above.

3.10 The IPF Shares will, when issued, be in registered form and will be capable of being held in uncertificated form. No temporary documents of title have been or will be issued in respect of the IPF Shares.

3.11 Those PF Shareholders who hold share certificates in respect of PF Shares will receive share certificates in respect of their IPF Shares. Share certificates are expected to be despatched by the Registrar by 27 July 2007. Temporary documents of title will not be issued. All transfers between the date on which dealings in IPF Shares begin and the date on which share certificates in respect of IPF Shares are despatched will be certified against the IPF Share Register. Share certificates will not be renounceable.

4. Memorandum and Articles of Association

The Memorandum and Articles of Association are available for inspection as described in paragraph 24 of this Part X (Additional Information).

4.1 Memorandum of Association

The Company's principal objects are to act as a holding company and to carry on any trade or business whatsoever. The objects of the Company are set out in full in paragraph 4 of the Memorandum of Association.

(1) This figure is based on the number of PF Shares in issue on 22 June 2007 plus an estimate of the maximum number of additional PF Shares that may be issued prior to the Demerger Record Time.

4.2 Articles of Association

The Articles of Association, which were adopted on 19 June 2007 subject to the Demerger becoming effective and Admission taking place, contain, *inter alia*, provisions to the following effect:

(a) Rights attaching to IPF Shares

(i) Share rights

Subject to applicable statutes (in this section the "Companies Acts"), any resolution passed by the Company under the Companies Acts and other shareholders' rights, shares may be issued with such rights and restrictions as the Company may by ordinary resolution decide, or (if there is no such resolution or so far as it does not make specific provision) as the board (as defined in the articles) may decide. Redeemable shares may be issued. Subject to the articles, the Companies Acts and other shareholders' rights, unissued shares are at the disposal of the board.

(ii) Voting rights

Subject to any rights or restrictions attaching to any class of shares, every member present in person at a general meeting or class meeting has, upon a show of hands, one vote, and every member (excluding any member holding shares as treasury shares) present in person or by proxy has, upon a poll, one vote for every share held by him.

In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the joint holding.

(iii) Restrictions

No member shall be entitled to vote at any general meeting or class meeting in respect of any share held by him if any call or other sum then payable by him in respect of that share remains unpaid or if a member has been served with a restriction notice (as defined in the articles) after failure to provide the Company with information concerning interests in those shares required to be provided under the Companies Acts.

(iv) Dividends and other distributions

The Company may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the board. Subject to the Companies Acts, the board may pay interim dividends, and also any fixed rate dividend, whenever the financial position of the Company, in the opinion of the board, justifies its payment. If the board acts in good faith, it is not liable to holders of any shares for losses arising from the payment of interim or fixed dividends on any other shares ranking pari passu with or after those shares.

The board may withhold payment of all or any part of any dividends or other monies payable in respect of the Company's shares from a person with a 0.25 per cent. interest (as defined in the articles) if such a person has been served with a restriction notice (as defined in the articles) after failure to provide the Company with information concerning interests in those shares required to be provided under the Companies Acts.

Except so far as the rights attaching to, or the terms of issue of, any share otherwise provide, all dividends shall be apportioned and paid pro rata according to the amounts paid up on the share during any portion of the period in respect of which the dividend is paid. Except as set out above, dividends may be declared or paid in any currency.

The board may if authorised by an ordinary resolution of the Company offer ordinary shareholders (excluding any member holding shares as treasury shares) the right to elect to receive ordinary shares by way of scrip dividend instead of cash in respect of any dividend specified by the ordinary resolution.

Any dividend unclaimed after a period of twelve years from the date when it was declared or became due for payment (whichever comes first) shall be forfeited and revert to the Company.

The Company may stop sending cheques, warrants or similar financial instruments in payment of dividends by post in respect of any shares which are normally paid in that manner or may cease to employ any other means of payment, including payment by means of a relevant system, for dividends if either (i) at least two consecutive payments have remained uncashed or are returned undelivered or that means of payment has failed or (ii) one payment remains uncashed or is returned undelivered or that means of payment has failed and reasonable enquiries have failed to establish any new address or account of the holder. The Company must resume sending dividend cheques, warrants or similar financial instruments or employing that means of payment if the holder requests such resumption in writing.

On a liquidation, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Companies Acts, divide among the members (excluding any member holding shares as treasury shares) in kind all or part of the assets of the Company (whether they shall consist of property of the same kind or not) or vest the whole or any part of the assets in trustees.

(v) Variation of rights

Subject to the Companies Acts, rights attached to any class of shares may be varied with the written consent of the holders of not less than three-fourths in nominal value of the issued shares of that class (calculated excluding any shares held as treasury shares), or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. At every such separate general meeting (except an adjourned meeting) the quorum shall be two persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class (calculated excluding any shares held as treasury shares).

The rights conferred upon the holders of any shares shall not, unless otherwise expressly provided in the rights attaching to those shares, be deemed to be varied by the creation or issue of further shares ranking *pari passu* with them.

(vi) Form and transfer of shares

The shares are in registered form. Any shares in the Company may be held in uncertificated form and, subject to the articles, title to uncertificated shares may be transferred by means of a relevant system. Provisions of the articles do not apply to any uncertificated shares to the extent that such provisions are inconsistent with the holding of shares in uncertificated form or with the transfer of shares by means of a relevant system.

Subject to the articles, any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the board may approve. The instrument of transfer must be executed by or on behalf of the transferor and (in the case of a partly-paid share) the transferee.

The transferor of a share is deemed to remain the holder until the transferee's name is entered in the register.

The board may, in its absolute discretion and without giving any reason, decline to register any transfer of any share which is not a fully paid share. The board may also decline to register a transfer of a certificated share unless the instrument of transfer:

(a) is duly stamped or certified or otherwise shown to the satisfaction of the board to be exempt from stamp duty and is accompanied by the relevant share certificate and such other evidence of the right to transfer as the board may reasonably require;

(b) is in respect of only one class of share; and

(c) if to joint transferees, is in favour of not more than four such transferees.

Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the Uncertificated Securities Regulations (as defined in the articles) and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

The board may decline to register a transfer of any of the Company's certificated shares by a person with a 0.25 per cent. interest (as defined in the articles) if such a person has been served with a restriction notice (as defined in the articles) after failure to provide the Company with information concerning interests in those shares required to be provided under the Companies Acts, unless the transfer is shown to the board to be pursuant to an arm's length sale (as defined in the articles).

(vii) Alteration of share capital

The Company may by ordinary resolution increase, consolidate, consolidate and then divide, or (subject to the Companies Acts) sub-divide its shares. The Company may, subject to the Companies Acts, by special resolution reduce its share capital, share premium account, capital redemption reserve or any other undistributable reserve.

(viii) Purchase of own shares

Subject to the provisions of the Companies Acts and to any rights attached to existing shares, the Company may purchase all or any of its shares of any class including any redeemable shares.

(ix) General meetings

Subject to the provisions of the Companies Acts, an annual general meeting and an extraordinary general meeting convened for the passing of a special resolution or a resolution of which special notice has been given to the Company shall be called by not less than twenty-one clear days' notice in writing. All other extraordinary meetings shall be called by not less than fourteen clear days' notice in writing.

The notice must specify the place, day and time of the meeting and the general nature of the business transacted.

Notices shall be given to the auditors of the Company and to all members other than any who, under the provisions of the articles or the terms of issue of the shares they hold, are not entitled to receive such notice. Notice may be via electronic communication and publication on a website in accordance with the Companies Acts.

Each director shall be entitled to attend and speak at any general meeting. The chairman of the meeting may invite any person to attend and speak at any general meeting where he considers that this will assist in the deliberations of the meeting.

(b) Directors

(i) Number of directors

The directors (disregarding alternate directors) shall be not less than two and not more than fifteen in number. The Company may by ordinary resolution vary the minimum and/or maximum number of directors.

(ii) Directors' shareholding qualification

A director shall not be required to hold any shares in the Company.

(iii) Appointment of Directors

Directors may be appointed by the Company by ordinary resolution or by the board. A director appointed by the board holds office only until the next following annual general meeting of the Company and is then eligible for election by shareholders but is not taken into account in determining the directors or the number of directors who are to retire by rotation at that meeting.

The board or any committee authorised by the board may from time to time appoint one or more directors to hold any employment or executive office for such period (subject to the provisions of the Companies Acts) and on such terms as they may determine and may also revoke or terminate any such appointment.

(iv) Retirement of Directors

At every annual general meeting of the Company, a minimum of one-third of the directors shall retire by rotation. The directors to retire by rotation shall be those who held office at the time of the two preceding annual general meetings and who did not retire at either of them. If the number so retiring is less than the minimum number of directors required to retire, additional directors up to that number shall also retire. The additional directors to retire shall be those who have been longest in office or, in the case of those who were appointed or re-appointed on the same day, shall be (unless they otherwise agree) determined by lot. Any director who has held office with the Company, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting shall also retire.

Subject to the provisions of the articles, at the meeting at which a director retires the Company can pass an ordinary resolution to re-elect the director or to elect some other eligible person in his place.

(v) Removal of Directors by special resolution

The Company may by special resolution remove any director before the expiration of his period of office.

(vi) Vacation of office

The office of a director shall be vacated if:

(a) he resigns or offers to resign and the board resolves to accept such offer;

(b) his resignation is requested by all of the other directors and all of the other directors are not less than three in number;

(c) he is or has been suffering from mental ill health or he becomes a patient for the purposes of any statutes relating to mental health and the board resolves that his office be vacated;

(d) he is absent without the permission of the board from meetings of the board (whether or not an alternate director appointed by him attends) for six consecutive months and the board resolves that his office is vacated;

(e) he becomes bankrupt or compounds with his creditors generally;

(f) he is prohibited by law from being a director;

(g) he ceases to be a director by virtue of the Companies Acts; or

(h) he is removed from office pursuant to the Company's articles.

If the office of a director is vacated for any reason, he must cease to be a member of any committee or sub-committee of the board.

(vii) Alternate director

Any director may appoint any person to be his alternate and may at his discretion remove such an alternate director. If the alternate director is not already a director, the appointment, unless previously approved by the board, shall have effect only upon and subject to being so approved.

(viii) Proceedings of the board

Subject to the provisions of the articles, the board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. The quorum necessary for the transaction of the business of the board may be fixed by the board and, unless so fixed at any other number, shall be two. A meeting of the board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions vested in or exercisable by the board.

The board may appoint a director to be the chairman or a deputy chairman and may at any time remove him from that office. Questions arising at any meeting of the board shall be determined by a majority of votes. In the case of an equality of votes the chairman of the meeting shall have a second or casting vote.

All or any of the members of the board may participate in a meeting of the board by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to speak to and hear each other. A person so participating shall be deemed to be present at the meeting and shall be entitled to vote and to be counted in the quorum.

The board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such person or persons as it thinks fit, provided that the majority of persons on any committee or sub-committee must be directors. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in the articles for regulating the meetings and proceedings of the board so far as the same are applicable and are not superseded by any regulations imposed by the board.

(ix) Remuneration of Directors

Each of the directors shall be paid a fee at such rate as may from time to time be determined by the board, but the aggregate of all such fees so paid to the directors shall not exceed £400,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the Company. Any director who is appointed to any executive office shall be entitled to receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, either in addition to or in lieu of his remuneration as a director. In addition, any director who performs services which in the opinion of the board or any committee authorised by the board go beyond the ordinary duties of a director, may be paid such extra remuneration as the board or any committee authorised by the board may determine. Each director may be paid his reasonable traveling, hotel and incidental expenses of attending and returning from meetings of the board, or committees of the board or of the Company or any other meeting which as a director he is entitled to attend, and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company's business or in the discharge of his duties as a director. The Company may also fund a director's expenditure on defending proceedings and may do anything to enable a director to avoid incurring such expenditure both as provided in the Companies Acts.

(x) Pensions and gratuities for Directors

The board or any committee authorised by the board may exercise the powers of the Company to provide benefits either by the payment of gratuities or pensions or by insurance or in any other manner for any director or former director or his relations, dependants or persons connected to him, but no benefits (except those provided for by the articles) may be granted to or in respect of a director or former director who has not been employed by or held an executive office or place of profit under the Company or any of its subsidiary undertakings or their respective predecessors in business without the approval of an ordinary resolution of the Company.

(xi) Permitted interests of Directors

Subject to the provisions of the Companies Acts, and provided he has declared the nature of his interest to the board as required by the Companies Acts, a director of the Company is not disqualified by his office from contracting with the Company in any manner, nor is any contract in which he is interested liable to be avoided, and any director who is so interested is not liable to account to the Company or the members for any benefit realised by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

A director of the Company may hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of director and may be paid such extra remuneration for so doing as the board may decide, either in addition to or in lieu of any remuneration provided for by other articles. A director of the Company may also be or become a director or other officer of, or otherwise interested in, or contract with any company promoted by the Company or in which the Company may be interested and shall not be liable to account to the Company or the members for any benefit received by him, nor shall any such contract be liable to be avoided.

A director of the Company may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services.

(xii) Indemnity of officers

Subject to the provisions of the Companies Acts, the Company may indemnify any director of the Company or any associated company against any liability and may purchase and maintain for any director of the Company or any associated company, insurance against any liability.

(c) Restrictions on voting

No director may vote on or be counted in the quorum in relation to any resolution of the board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested save to the extent permitted specifically in the articles.

Except as mentioned below, no director may vote on, or be counted in a quorum in relation to, any resolution of the board in respect of any contract in which he is to his knowledge materially interested and, if he does so, his vote shall not be counted. These prohibitions do not apply to a director in relation to:

(i) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him for the benefit of the Company or any of its subsidiary undertakings;

(ii) the giving of any guarantee, indemnity or security to a third party in respect of a debt or obligation of the Company or any of its subsidiary undertakings which he has himself guaranteed, indemnified or secured in whole or in part;

(iii) the giving to him of any other indemnity or the funding by the Company of his expenditure on defending proceedings (or the doing by the Company of anything to enable him to avoid incurring such expenditure) where all other directors are being offered indemnities on substantially the same terms or substantially the same arrangements;

(iv) the subscription or purchase by him of shares, debentures or other securities of the Company or of any of the subsidiary undertakings pursuant to any offer or invitation in which the director is or may be entitled to participate as a holder of securities;

(v) the underwriting by him of any shares, debentures or other securities of the Company or any of its subsidiary undertakings;

(vi) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the Company;

(vii) any contract concerning any other company (not being a company in which the director owns one per cent. or more (as defined in the articles)) in which he is interested directly or indirectly;

(viii) any contract concerning the adoption, modification or operation of a pension fund, superannuation or similar scheme, or retirement, death or disability benefits scheme or employees' share scheme which relates to both the directors and employees of the Company or any of its subsidiary undertakings and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to whom such scheme or fund relates;

(ix) any contract for the benefit of employees of the Company or any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the relevant employees; and

(x) any contract for the purchase or maintenance for any director of insurance against any liability.

Subject to the Companies Acts, the Company may by ordinary resolution suspend or relax the above provisions to any extent or ratify any transaction not duly authorised by reason of a contravention of such provisions.

(d) Borrowing powers

Subject to the Memorandum of Association, the Articles of Association, the Companies Acts and any directions given by the Company by special resolution, the business of the Company will be managed by the board who may exercise all the powers of the Company, whether relating to the management of the business of the Company or not. In particular, the board may exercise all the powers of the Company to borrow money and to mortgage or charge any of its undertaking, property, assets (present and future) and uncalled capital and to issue debentures and other securities and to give security for any debt, liability or obligation of the Company or of any third party. The board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure that the aggregate principal amount from time to time outstanding of all borrowings by the group (exclusive of borrowings owing by one member of the group to another member of the group and exclusive of any borrowings which are subject to a legal right of offset with an equivalent cash deposit and which are accounted for as such under IFRS) shall not at any time without the previous sanction of an ordinary resolution of the Company exceed seven times the aggregate of the amount for the time being paid up on the share capital of the Company and the amount for the time being standing to the credit of the consolidated capital and revenue reserves (including share premium account and profit and loss account but excluding any reserve for future taxation) of the Company and its subsidiaries.

(e) Untraced shareholders

The Company may sell any certificated shares in the Company on behalf of the holder of, or person entitled by transmission to, the shares at the best price reasonably obtainable at the time of sale if:

(i) the shares have been in issue throughout the qualifying period (as defined in the articles) and at least three cash dividends have become payable on the shares during the qualifying period and no cash dividend payable on the shares has either been claimed or satisfied in the manner specified in the articles at any time during the relevant period (as defined in the articles);

(ii) the Company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares; and

(iii) the Company has published two advertisements, one in a newspaper with a national circulation and the other in a newspaper circulating in the area in which the last known postal address of the holder of, or person entitled by transmission to, the shares (or the postal address at which service of notices may be effected under the articles) is located, giving notice of its intention to sell the shares and a period of three months has elapsed from the date of publication of the advertisements or of the last of the two advertisements to be published if they are published on different dates.

The net proceeds of sale shall belong to the Company and, upon their receipt, the Company shall become indebted to the former holder of, or person entitled by transmission to, the shares for an amount equal to the net proceeds.

4.3 Transferability of shares

The power to register the transfer of a share which is not a fully paid share shall not be exercised in a manner as to prevent dealings in shares in the Company from taking place on an open and proper basis.

5. Directors

5.1 Save as set out below, the Directors have not held any directorships of any other company (other than companies in the IPF Group and companies which are subsidiaries of companies of which the Directors are directors) or been a partner of any partnership at any time in the five years prior to the date of this document:

Director	Current directorships and partnerships	Previous directorships and partnerships
Christopher Rodrigues	Provident Financial plc Ladbrokes plc	@ Charcol Limited Alan de Maid Limited Alltel Mortgage Solutions Limited Bradford & Bingley plc Bureau Properties Limited Energis plc Express Mortgage Management Limited F.F.M. Limited First Valuers & Surveyors Limited Holden Meehan Authorised Financial Advisers Limited Holden Meehan Consultancy Limited Holden Meehan Limited Lampshire Pass Barton Mortgage Express The Boat Race Company Limited

Director	Current directorships and partnerships	Previous directorships and partnerships
		The Financial Services Authority Tilley & Noad VISA Europe Limited VISA Europe Services Inc.
John Harnett	Provident Financial plc	None
David Broadbent	International Personal Finance Investments Limited PF Financial Services Limited Provident Development (2003) Limited Provident International Financial Services Limited Provident International Holdings Limited Provident International Limited	None
Ray Miles	Provident Financial plc Country Holidays for Inner City Kids Devon Community Foundation Greensong Productions National Maritime Museum Cornwall Trust Southern Cross Healthcare Group plc Stena AB	CP Ships Limited CP Ships Services Inc. CP Ships (UK) Limited Encana (U.K.) Limited National Maritime Museum Nexen Petroleum U.K. Limited Pancanadian North Sea Limited Stelmar Shipping Limited The Chamber of Shipping Limited The West of England Ship Owners Mutual Insurance Association
Charles Gregson	Provident Financial plc Arabian Racing Organisation Limited Garban Limited ICAP plc PA Group Limited Petscreen Limited PR Newswire Europe Limited The Public Catalogue Foundation United Business Media plc Woodcote Grove Estate Limited	Independent Television News Limited London International Exhibition Centre Holdings plc NOP World Limited OIT Limited Satellite Information Services (Holdings) Limited SDN Limited The Web Enterprise Network Limited
Tony Hales	Provident Financial plc British Waterways Mirodas Properties Limited NAAFI Limited Satellite Information Services (Holdings) Limited Workspace Group plc	Aston Villa plc David Halsall International Holdings Limited David Halsall International Limited Reliance Security Group plc
Nick Page	None	Banque Travelex SA Deak International (U.K.) Ltd Express Exchange Limited First Metro Travelex, Inc. Fluency Solutions Limited Moneygram International Limited PT Travelex Indonesia Limited Rodaville (UK) Limited

Director	Current directorships and partnerships	Previous directorships and partnerships
		Thomas Cook Zimbabwe Limited TP Financing 0 Limited TP Financing 1 Limited TP Financing 2 Limited TP Financing 3 Limited TP Financing 4 Limited Travelex Agency Services Limited Travelex America Inc. Travelex Australia Holding Pty Ltd Travelex China Travel Services Limited Travelex.com Limited Travelex Currency Exchange Limited Travelex Currency Services Limited Travelex Developments Limited Travelex Europe Limited Travellers Exchange Corporation Limited Travelex Finance Limited Travelex Financial Services Limited Travelex Foreign Coin Services Limited Travelex Foreign Money Limited Travelex France Holdings Limited Travelex France Limited Travelex Global and Financial Services Limited Travelex Group Investments Limited Travelex Group Limited Travelex Holding (HK) Limited Travelex Holding (S) Limited Travelex Holdings Limited Travelex Hong Kong Limited Travelex International Group Services Limited Travelex International Limited Travelex Limited (Australia) Travelex Limited (UK) Travelex Money Transfer Limited Travelex Singapore Limited Travelex TC Acquisitions (Canada) Limited Travelex TC Acquisitions (UK) Limited Travelex TC Acquisitions (U.S.) Limited Travelex Travel Money Services Limited

5.2 There are no family relationships between any of the Directors and, save as set out in paragraphs 5.3 and 5.4 of this Part X, during the five years immediately prior to the date of this document, none of the Directors have:

(i) been convicted in relation to a fraudulent offence;

(ii) been associated with any bankruptcies, receiverships or liquidations whilst acting in their capacity as a member of an administrative, management or supervisory body of a company, a partner with unlimited liability, a founder or a member of senior management of a company; or

(iii) received an official public incrimination and/or sanction by a statutory or regulatory authority (including designated professional bodies) or been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of affairs of any issuer.

5.3 Whilst chairman of CP Ships Limited (**"CP Ships"**), a company then listed on the New York and Toronto Stock Exchanges, Mr. Miles and two other directors received a written warning from the Ontario Securities Commission (the **"OSC"**) in July 2005 in relation to trading in the shares of CP Ships during May and June 2004. Following an investigation, the OSC concluded that the trades were executed at a time when Mr. Miles and the other directors knew that CP Ships' financial results for the second quarter of 2004 were expected, based upon internal forecasts, to be materially below publicly disclosed estimates. In the OSC's opinion, this constituted an undisclosed material fact and formed the basis for its warning.

However, the OSC refrained from imposing further sanctions, citing amongst other things the fact that Mr. Miles had articulated his intention to sell shares well in advance and the sale was part of a programme for Mr. Miles to reduce his shareholding from the minimum levels required by the Board as CEO to a lower level required as non-executive chairman. He had also followed internal trading rules, had obtained the necessary consents and the company sold the shares itself and deducted income tax. Mr Miles agreed for the gain on the sale of the shares to be paid to a charity of the OSC's choice.

The Board has considered this matter and, having noted the mitigating factors identified by the OSC, is of the view that the warning has no material bearing on Mr. Miles' fitness to be a Director.

5.4 Mr. Rodrigues was a non-executive director of Energis plc when it was placed into administration on 16 July 2002. The statement of affairs made by a director of Energis plc as at 16 July 2002 reported an estimated deficiency as regards creditors of £811,595,000.

6. Directors' and other interests

6.1 As at 22 June 2007 (being the latest practicable date prior to the publication of this document), the interests of each Director, their immediate families and related trusts and insofar as is known to them or could with reasonable diligence be ascertained by them, persons connected (within the meaning of section 346 of the Companies Act 1985) with the Directors (all of which, unless otherwise stated, are beneficial) in the share capital of International Personal Finance, including interests arising pursuant to any transaction notified to the Company pursuant to rule 3.1.2 of the Disclosure and Transparency Rules, are as follows:

Director	No. of IPF Shares as at 22 June 2007	No. of IPF Shares immediately following Admission
Christopher Rodrigues	—	—
John Harnett	10	28,071
David Broadbent	—	—
Ray Miles	—	9,000(1)
Charles Gregson	—	1,837(2)
Tony Hales	—	5,000
Nick Page	—	—

(1) Registered in the name of Capita IRG Trustees Limited

(2) Registered in the name of Lloyds Bank (PEP Nominees) Limited

6.2 As at 22 June 2007 (the latest practicable date prior to the publication of this document), none of the Directors hold options over IPF Shares. Options over IPF Shares will be granted pursuant to the IPF Share Incentive Plans in favour of certain of the Directors, and other executives following Admission.

6.3 Save as disclosed in this paragraph 6, no Director nor their immediate families has any interests (beneficial or non-beneficial) in the share capital of the Company.

6.4 There are no potential conflicts of interests between any of the Directors' duties to the Company and their private interests and/or other duties.

7. Major shareholders

7.1 In so far as is known to the Company, the following persons will, directly or indirectly, be interested in three per cent. or more of the issued share capital of the Company immediately following the Demerger and Admission:

Shareholders	No. of IPF Shares based on number of *PF Shares as* at 19 June 2007	% of issued share capital based on number *of PF Shares as* at 19 June 2007
Schroder Investment Management Limited	22,341,498	8.69
Capital Group International, Inc.	20,825,631	8.10
Prudential plc and its subsidiaries	19,549,987	7.60
Fidelity International Limited	12,288,126	4.78
Marathon Asset Management LLP	11,145,014	4.34
Barclays PLC	10,812,789	4.20
Legal & General Group plc/Legal & General Investment Management	10,430,675	4.05
Jupiter Asset Management Limited	9,627,767	3.74
Standard Life Investments Limited	8,268,403	3.21

7.2 As at 22 June 2007 (the latest practicable date prior to the publication of this document) and immediately after Admission, the Company is not aware of any persons who, directly or indirectly, jointly or severally, will exercise or could exercise control over the Company.

7.3 None of the major shareholders will have different voting rights.

8. Directors' service agreements, terms of appointment and remuneration

8.1 Executive directors' service agreements

Christopher Rodrigues is the Chairman of IHC. He has a letter of appointment with the Company dated 19 June 2007 which provides for a basic salary of £385,000 per annum, plus a pensions allowance of £115,000 per annum.

The executive directors have service contracts with the Company on the following terms:

(a) John Harnett entered into a service contract dated 19 June 2007. His current basic salary is £357,000 per annum;

(b) David Broadbent entered into a service contract dated 21 June. His current basic salary is £200,000 per annum.

Each of these service contracts is conditional upon Admission and terminable upon one year's notice from the relevant director or the Company. There are no provisions for compensation payable upon early termination of any of the service contracts.

8.2 Non-executive directors' terms of appointment

The non-executive directors have letters of appointment with the Company on the following terms:

- Tony Hales was appointed as a non-executive director on 19 June 2007. He is entitled to an annual fee of £45,000;
- Ray Miles was appointed as a non-executive director on 19 June 2007. As Deputy Chairman and senior non-executive director, he is entitled to an annual fee of £120,000;
- Charles Gregson was appointed as a non-executive director on 19 June 2007. He is entitled to an annual fee of £45,000; and

- Nick Page was appointed as a non-executive director on 19 June 2007. He is entitled to an annual fee of £45,000, plus an additional annual fee of £15,000 for so long as he chairs the Audit and Risk Committee.

Each of the non-executive directors has been appointed for an initial period of three years, subject to re-election by shareholders. Each of these letters of appointment is conditional upon Admission.

8.3 *Remuneration*

A summary of the amount of remuneration paid to the Directors (including any contingent or deferred compensation) and benefits in kind granted for the financial year ending 31 December 2006 by Provident Financial is set out in the table below. The Directors are categorised in their positions as at 31 December 2006 for these purposes. Christopher Rodrigues and Nick Page are not included because they were appointed after 31 December 2006.

	Notes	Salary/fees	Bonus	Benefits in kind	Total year ended 31 December 2006
Directors		£'000	£'000	£'000	£'000
John Harnett	(1)	340	306	40	686
David Broadbent	(2)	116	54	8	178
Ray Miles		40	—	—	40
Charles Gregson		40	—	—	40
Tony Hales	(3)	10	—	—	10

(1) As Managing Director of IHC.

(2) As Divisional Finance Director of IHC.

(3) Tony Hales was appointed as a non-executive director of Provident Financial on 14 October 2006.

9. IPF Share Incentive Plans

9.1 The International Personal Finance plc Incentive Plan (the "Incentive Plan")

(a) *General*

The Incentive Plan will enable selected executive directors and employees of the Company and its subsidiaries to be granted awards ("**Awards**") in respect of ordinary shares in the capital of the Company.

The operation of the Incentive Plan will be overseen by the remuneration committee of the Board (the "**Remuneration Committee**"), which consists entirely of non-executive directors.

Awards under the Incentive Plan will be granted to the senior executive team within the IPF Group (broadly the top 15 or so individuals) and will provide a one-off incentive to participating senior executives in the period following the Demerger. If an absolute total shareholder return ("**TSR**") growth target is achieved over a 3 year performance period and employment conditions are met, Awards under the Incentive Plan will enable participants to share in up to 3 per cent. of the total growth in value delivered to shareholders (calculated using the same TSR measure) over that period. All benefits under the Incentive Plan will be delivered in IPF Shares, with 50 per cent. of any benefits earned delivered shortly after the end of the performance period and (to aid retention of participants) delivery of the further 50 per cent. deferred for a further 12 months.

Awards under the Incentive Plan may be satisfied by new shares issued at par, shares purchased in the market by an employees' trust or by the transfer of treasury shares.

Awards granted under the Incentive Plan are not transferable (except on death). Benefits under the Incentive Plan are not pensionable benefits.

(b) *Eligibility*

Under the Incentive Plan all employees of the IPF Group (including the executive chairman and the executive directors of the Company) are eligible to participate at the discretion of the Remuneration Committee.

(c) Grant of Awards

The Incentive Plan is intended to operate as a one-off incentive for participants.

Initial Awards will be granted in the period of six weeks beginning with the date of Admission of IPF Shares.

Additionally, Awards may also be granted:-

- within six weeks of a person commencing employment with the IPF Group;
- within six weeks of the announcement by the Company of its results for any period; or
- exceptionally, and subject to the Model Code and other relevant restrictions on dealings with shares, on any other day on which the Remuneration Committee determines that exceptional circumstances exist.

If regulatory or statutory restrictions prevent Awards from being granted in these periods, the Awards may be made after the removal of all such restrictions.

No payment will be required for the grant of an Award.

(d) Individual Allocations

Provided the applicable performance conditions are achieved (see below), initial Awards will make available to all participants in these Awards a pool of *earned shareholder value* (**"Earned Value Pool"**) equivalent to up to 3 per cent. of the total return to shareholders in the Company in the period of 3 years from the Demerger. For this purpose, the total return to shareholders will be calculated as the absolute TSR growth of the total issued share capital of the Company at the time of the Demerger expressed as a monetary amount.

The 3 per cent. of total return to shareholders that participants can receive in aggregate under the Incentive Plan, if the performance conditions are achieved, is intended to be a market-competitive incentive and reward for creating value for shareholders but at the same time is intended not to dilute significantly overall returns to shareholders.

Initial allocations within the 3 per cent. Earned Value Pool have been determined as follows (expressed as a percentage of the total return to shareholders) and the grants are expected to be given effect shortly after Admission of IPF Shares:

Chairman 0.8 per cent.

Chief Operating Officer 0.6 per cent.

Chief Finance Officer 0.4 per cent.

The remaining 1.2 per cent. within the Earned Value Pool will be allocated between country and functional heads, with no individual receiving an allocation of more than 0.1 per cent.

The Remuneration Committee has been advised that in order for the long-term incentive arrangements for the senior executive team to be market-competitive, approximately 1.8 per cent. of the incremental value needs to be allocated to the three executive directors.

In addition, to facilitate new hires or retention of key existing staff, the Remuneration Committee has a discretion to increase the Earned Value Pool by up to a further 0.5 per cent. of the total return to shareholders over the period. The Remuneration Committee may also re-allocate to new joiners the value attributable to participants who have left and whose Awards have lapsed.

(e) Dilution Limit

Awards may be granted over unissued or existing IPF Shares. No Award may be granted under the Incentive Plan if it would cause the number of new shares issued or issuable pursuant to awards and options granted in the preceding 10 years under any of the Company's share plans to exceed 10 per cent. of the Company's issued ordinary share capital at the proposed date of grant. Additionally, a limit of 5 per cent. of the Company's issued ordinary share capital applies to awards and options granted under the Company's executive share plans in the same 10 year period.

If Awards are to be satisfied by a transfer of existing shares, the percentage limits stated above will not apply. The Company intends to comply with the guidelines of the Association of British Insurers, as amended from time to time, regarding the inclusion of awards or options satisfied by the transfer of treasury shares when calculating these limits.

(f) Vesting of Awards and Performance Conditions

All Awards granted under the Incentive Plan will not normally vest for a minimum period of at least 3 years and will vest only if performance conditions (**"Performance Conditions"**) relating to growth in the company's TSR have been met. The measurement period (**"Performance Period"**) for the Performance Conditions is a fixed period of 3 years from the date of the Demerger. There will be no re-testing of the Performance Conditions.

For Incentive Plan Awards, if TSR growth of 30 per cent. is achieved over the Performance Period, this will normally enable Awards to vest and participants' individual percentages of the Earned Value Pool to be distributed. However, as an additional underpin, the Remuneration Committee must be satisfied that the recorded TSR is a genuine reflection of the Company's underlying performance.

The Performance Conditions are intended to align the interests of management with those of shareholders. The 30 per cent. TSR hurdle (equivalent to a compound annual rate of return of 9.1 per cent.) that must be achieved before Awards vest is both in excess of the IHC management's estimate of IHC's cost of capital and a recognition that shareholders should have benefited from a satisfactory rate of return before participants are rewarded.

For the Performance Conditions, the Company's base share price from which TSR growth is measured will be averaged over the period of one month from the date of Admission of IPF Shares, and the Company's closing TSR will (as is normal) be averaged over the period of the final 3 months of the Performance Period.

The Remuneration Committee may vary the Performance Conditions if an event occurs which causes the Remuneration Committee reasonably to consider that it would be appropriate to amend the Performance Conditions, provided that the Remuneration Committee considers the varied conditions fair and reasonable and not materially less challenging than the original Performance Condition would have been but for the event in question.

If the Performance Conditions are achieved, the Earned Value Pool will be determined. 50% of an individual participant's allocation will then be delivered (subject to Model Code restrictions) in the form of IPF Shares with a value equivalent to the 50 per cent. proportion of the participant's allocation. The remaining 50 per cent. of an individual participant's allocation will be delivered in the form of the same number of IPF Shares after a further 12 months, provided that the individual has remained employed with the Group until these further IPF Shares are transferred.

(g) Cessation of Employment

If a participant leaves the Group, his or her unvested Awards will normally lapse. However, if the reason for a participant leaving is death, injury, disability, sale of a participant's employing business or company or any other circumstances at the Remuneration Committee's discretion, then the Remuneration Committee will normally permit a time pro-rated proportion of the Award (determined having regard to that part of the Performance Period which has then elapsed) to be retained and to vest, if at all, at the end of the original period for vesting if the Performance Conditions are achieved.

If the Remuneration Committee considers it appropriate, it may permit additional vesting in the circumstances of cessation of employment by varying the application of time-apportionment to the Award.

(h) Takeover, Reconstruction etc

In the event of a takeover of the Company, unvested Awards can vest subject to the application of the Performance Conditions until the time of the takeover. If the takeover occurs within 12 months of the date of grant of Awards, the levels of Awards so vesting will be reduced on a time pro-rated basis.

Additionally, in the event of a scheme of arrangement (not being an internal corporate reorganisation), a winding-up of the Company or (at the discretion of the Remuneration Committee) a demerger, the Remuneration Committee may determine that any unvested Awards may vest, calculated on the same basis as for a takeover of the Company. On an internal reorganisation, replacement Awards would normally be offered.

If the Remuneration Committee considers it appropriate, it may permit additional vesting by varying the application of time apportionment to the Award in the circumstances of a takeover or other corporate event.

(i) *Rights attaching to Shares*

IPF Shares allotted or transferred under the Incentive Plan will rank alongside shares of the same class then in issue. The Company will apply to the UK Listing Authority for the listing of any newly issued shares.

(j) *Amendments*

The Remuneration Committee may amend the Incentive Plan. However, the provisions governing eligibility requirements, equity dilution, individual award levels, the basis for determining participants' rights to acquire IPF Shares and the adjustments that may be made following a rights issue or any other variation of capital cannot be altered to the advantage of participants without the prior approval of the Company's shareholders in general meeting. There is an exception for minor amendments to benefit the administration of the Incentive Plan, to take account of a change in legislation or developments in the law affecting the Incentive Plan or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the Incentive Plan or for any member of the Group. In addition, no alteration may be made that would materially affect any subsisting rights of any participants without their prior consent.

9.2 The International Personal Finance plc Performance Share Plan (the "PSP")

(a) *General*

The operation of the PSP will be overseen by the Remuneration Committee.

Awards granted under the PSP (**"PSP Awards"**) will be made to a group of key senior managers who do not participate in the Incentive Plan. It is anticipated that around 50 individuals will participate in the PSP initially.

PSP Awards will be standard awards of performance shares that will vest after a 3 year performance period with vesting determined by a range of TSR growth targets and by employment conditions.

PSP Awards may be satisfied by new shares issued at par, shares purchased in the market by an employees' trust or by the transfer of treasury shares. PSP Awards may be in the form of options to acquire IPF Shares for nil cost, or contingent allocations where IPF Shares are received on vesting.

PSP Awards are not transferable (except on death). Benefits under the PSP are not pensionable benefits.

(b) *Eligibility*

Under the PSP all employees of the IPF Group (including the executive chairman and executive directors of the Company) are eligible to participate at the discretion of the Remuneration Committee. However, participants in the Incentive Plan will not participate in initial PSP Awards made following the Demerger.

(c) *Grant of Awards*

Initial PSP Awards will be granted in the period of six weeks beginning with the date of Admission of IPF Shares.

Additionally, PSP Awards may also be granted:-

- within six weeks of a person commencing employment with the Group;
- within six weeks of the announcement by the Company of its results for any period; or
- exceptionally, and subject to the Model Code and other relevant restrictions on dealings with shares, on any other day on which the Remuneration Committee determines that exceptional circumstances exist.

If regulatory or statutory restrictions prevent PSP Awards from being granted in these periods, the Awards may be made after the removal of all such restrictions.

No PSP Awards may be granted after 16 July 2017.

No payment will be required for the grant of a PSP Award.

(d) Individual Limits — PSP Awards

The maximum value of IPF Shares over which PSP Awards may be made in any year will not exceed 150 per cent. of an individual's base salary.

Initial PSP Awards will be made at two levels, either as IPF Shares worth 150 per cent. of base salary or IPF Shares worth 75 per cent. of base salary.

(e) Dilution Limit

PSP Awards may be granted over unissued or existing shares. No PSP Awards may be granted under the PSP if it would cause the number of new shares issued or issuable pursuant to awards and options granted in the preceding 10 years under any of the Company's share plans to exceed 10 per cent. of the Company's issued ordinary share capital at the proposed date of grant. Additionally, a limit of 5 per cent. of the Company's issued ordinary share capital applies to awards and options granted under the Company's executive share plans in the same 10 year period.

If PSP Awards are to be satisfied by a transfer of existing shares, the percentage limits stated above will not apply. The Company intends to comply with the guidelines of the Association of British Insurers, as amended from time to time, regarding the inclusion of awards or options satisfied by the transfer of treasury shares when calculating these limits.

(f) Vesting of Awards and Performance Conditions

All PSP Awards will not normally vest for a minimum period of at least 3 years and will only vest if Performance Conditions relating to growth in the Company's TSR have been met. The Performance Period for the initial PSP Awards will be the same period as for initial Awards under the Incentive Plan and TSR will be calculated on the same basis as for the Incentive Plan. There will be no re-testing of the Performance Conditions.

The Performance Conditions that will apply to initial PSP Awards are as follows:-

TSR growth over Performance Period	% of PSP Award that vests
Less than 30% growth	Nil
30% growth	50%
Between 30% growth and 60% growth	Between 50% and 100% on a straight-line basis
60% growth or more	100%

As an additional underpin, the Remuneration Committee must be satisfied that the recorded TSR is a genuine reflection of the Company's underlying performance.

The Remuneration Committee may vary the Performance Conditions if an event occurs which causes the Remuneration Committee reasonably to consider that it would be appropriate to amend the Performance Conditions, provided that the Remuneration Committee considers the varied conditions fair and reasonable and not materially less challenging than the original Performance Condition would have been but for the event in question.

For alignment with the Incentive Plan, 50 per cent. of vested PSP Awards will be released after the end of the Performance Period, with the further 50 per cent. deferred for an additional 12 months. Dividends earned in the additional deferral period will be credited to participants.

(g) Cessation of Employment

If a participant leaves the Group, his or her unvested Awards will normally lapse. However, if the reason for a participant leaving is death, injury, disability, a sale of a participant's employing business or company or any other circumstances at the Remuneration Committee's discretion, then the

Remuneration Committee will normally permit a time pro-rated proportion of the PSP Award (determined having regard to that portion of the Performance Period that has then elapsed) to be retained and to vest, if at all, at the end of the original period for vesting after application of the Performance Conditions.

If the Remuneration Committee considers it appropriate, it may permit additional vesting in the circumstances of cessation of employment by varying the application of time-apportionment to the PSP Award.

(h) Takeover, Reconstruction etc

In the event of a takeover of the Company, unvested PSP Awards can vest subject to the application of the Performance Conditions until the time of the takeover. If the takeover occurs within 12 months of the date of grant of PSP Awards, the levels of PSP Awards so vesting will be reduced on a time pro-rata basis.

Additionally, in the event of a scheme of arrangement (not being an internal corporate reorganisation), a winding-up of the Company or (at the discretion of the Remuneration Committee) a demerger, the Remuneration Committee may determine that a proportion of any unvested PSP Awards may vest, calculated on the same basis as for a takeover of the Company. On an internal re-organisation, replacement PSP Awards would normally be offered.

If the Remuneration Committee considers it appropriate, it may permit additional vesting by varying the application of time apportionment to the PSP Award in the circumstances of a takeover or other corporate event.

(i) Adjustment of Awards

If there is a rights or capitalisation issue, sub-division, consolidation, reduction or other variation of the Company's ordinary share capital, or the implementation by the Company of a demerger or payment of a special dividend which would otherwise materially affect the value of a PSP Award, the Remuneration Committee may adjust the number of IPF Shares subject to PSP Awards.

(j) Rights attaching to Shares

IPF Shares allotted or transferred under the PSP will rank alongside shares of the same class then in issue. The Company will apply to the UK Listing Authority for the listing of any newly issued shares.

(k) Amendments

The Remuneration Committee may amend the PSP. However, the provisions governing eligibility requirements, equity dilution, individual award levels, the basis for determining participants' rights to acquire IPF Shares and the adjustments that may be made following a rights issue or any other variation of capital cannot be altered to the advantage of participants without the prior approval of the Company's shareholders in general meeting. There is an exception for minor amendments to benefit the administration of the PSP, to take account of a change in legislation or developments in the law affecting the PSP or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the PSP or for any member of the Group. In addition, no alteration may be made that would materially affect any subsisting rights of any participants without their prior consent.

9.3 The International Personal Finance plc Exchange Share Scheme 2007 (the "ESS")

(a) Administration of the ESS

The ESS will be administered by the Remuneration Committee. All the members of the Remuneration Committee are non-executive directors and are not eligible to participate in the ESS.

(b) Eligibility

Participants in the ESS will be limited to the executive directors of the Company and other senior managers of the Company and its subsidiaries who held options under the Provident Financial Executive Share Option Scheme 2006 which lapse and awards under the Provident Financial Long

Term Incentive Scheme 2006 (the "**2006 Schemes**") which are being cancelled in return for the grant of new equivalent awards under the ESS.

(c) Awards

Awards will be in the form of contingent rights to acquire for nil consideration IPF Shares ("**ESS Awards**"). ESS Awards will be personal to the participant and his personal representative and may not be transferred. No payment will be required for the grant of an ESS Award. The maximum annual value of an ESS Award will not exceed the value of the participant's existing awards and options under the 2006 Schemes. An ESS Award will be subject only to continued employment.

(d) Value of Awards

For the purposes of calculating the value of existing awards and options granted under the 2006 Schemes the Remuneration Committee will take independent advice. The existing awards and options will be valued as at 30 June 2007.

(e) Employee trust

ESS Awards will be satisfied by the transfer of shares to participants by the trustee of an employee benefit trust.

(f) Release of Shares

ESS Awards will vest when the corresponding original award made under the 2006 Schemes would in the normal course of events have first vested or become exercisable, being no earlier than the third anniversary of the original award's date of grant.

If a participant ceases to be employed before that date his ESS Award will lapse, unless he ceases to be employed by reason of death or for a permitted reason. A permitted reason includes ill-health, injury, disability, redundancy, retirement, the sale of the company or business in which he works outside the group or such other reason as the Remuneration Committee may determine.

If the termination of employment is for a permitted reason, then only a proportion of the ESS Award (calculated on a time apportioned basis) will vest on the normal date for vesting, unless the Remuneration Committee determines otherwise. If a participant ceases to be employed by reason of death then his ESS Award will vest on a time apportioned basis (and the performance conditions will not apply).

In the event of a change of control, a voluntary liquidation of the company or a scheme of arrangement involving the Company, then unless and to the extent that the Remuneration Committee decides otherwise, the participant will be entitled to a proportion of the shares under each ESS Award (calculated on a time apportioned basis).

(g) Shares

The same limits that apply under the Incentive Plan described at 9.1 above to the issue of new Shares will also apply to the issue of Shares in connection with any ESS Awards, including the issue of new Shares to an employees' share trust.

(h) Variation of Capital

In the event of any variation in the share capital of the Company (including a capitalisation, rights issue or consolidation or reduction) the number of IPF Shares subject to any ESS Award may be adjusted by the Remuneration Committee in such manner as they determine to be appropriate, being in their opinion fair and reasonable.

(i) Benefits non-pensionable

Benefits under the ESS will not form part of a participant's remuneration for pension purposes.

(j) Amendments

The rules of the ESS may be amended by the Remuneration Committee. The Remuneration Committee may make such amendments to the ESS and to any ESS Award as may be necessary or desirable to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the group or to ease the administration of the ESS. No amendment which is to the advantage of participants may be made without the prior approval of the Company in general meeting. No amendment will prejudice the subsisting rights of any participants under the ESS except with the prior consent of each participant so affected.

(k) Duration

No ESS Awards may be granted after 31 December 2007.

9.4 The International Personal Finance plc Employee Savings-Related Share Option Scheme (the "Scheme")

(a) Administration

The Scheme will be operated and administered by the Board of the Company.

(b) Eligibility

All U.K. resident employees (including executive directors working 25 hours or more per week) who have six months (or such other period as the Board determines not exceeding 5 years) or more of continuous service with the company, or any subsidiary nominated to join in the Scheme, will be eligible to participate in any invitation. The Board has the discretion to reduce or eliminate the period of qualifying service and/or to invite other employees of the group to participate.

(c) Options

Options will entitle the holder to acquire IPF Shares. Options will be personal to the participant and may not be transferred. No payment will be required for the grant of an option.

(d) Timing

Invitations to participate may be issued in the case of the first invitation within 42 days following approval of the Scheme by HMRC. Thereafter invitations may normally only be issued in the period of 42 days following prescribed circumstances including the date of any Annual General Meeting of the Company and the announcement by the Company of its annual or interim results.

(e) Exercise price

The exercise price may not be less than an amount equal to 80 per cent. of the market value of an IPF Share, determined in accordance with the Taxation of Chargeable Gains Act 1992, for such dealing day as the Board may select in the thirty day period immediately preceding the date of grant.

(f) Individual limit

Each eligible employee will be given the opportunity to apply for an option, the total exercise price of which does not exceed the aggregate monthly contributions and bonus repayable under the Save-as-You-Earn ("**SAYE**") contract to be entered into as a condition of the grant of the option. The aggregate maximum monthly contribution payable by an employee under all SAYE contracts linked to the Scheme or otherwise may not exceed such sum as may from time to time be permitted by the Income Tax (Earnings and Pensions) Act 2003 and approved by the directors.

(g) Scheme limits

On any date, the aggregate nominal amount of new IPF Shares in respect of which options may be granted may not, when added to the nominal amount of any new IPF Shares allocated in the previous 10 years under all employee share schemes of the IPF Group, exceed 10 per cent. of the aggregate nominal amount of the equity share capital of the Company.

For these purposes, IPF Shares are allocated when rights to acquire or obtain them are granted and otherwise when they are issued. Rights which lapse, by reason of non-exercise or otherwise, cease to count. No account is taken of IPF Shares which are acquired by purchase rather than by subscription except where such IPF Shares were first issued to an employee trust for the purpose of satisfying a participant's rights. No account is taken of IPF Shares which an employee purchases at market value using his own funds.

No options will be granted after 16 July 2017.

(h) Exercise of options

Options will normally be exercisable in whole or in part during the period of six months starting on the bonus date. The bonus date is the date on which the bonus under the related SAYE contract is payable. In normal circumstances this will be the third, fifth or seventh anniversary of the starting date of the SAYE contract and will depend upon the election made by the participant at the time of grant.

A participant may also exercise his options within six months of reaching age 60 or his contractual retirement date.

Whenever an option is exercised, it may only be exercised to the extent of the amounts then paid under the related SAYE contract and any interest or bonus payable under the contract.

(i) Termination of employment

If the participant dies, his personal representatives may exercise his options in the 12 months following his death or, if earlier, the bonus date. If a participant ceases to be employed within the IPF Group for a permitted reason, the participant may exercise his options in the six months following the termination of his employment. A permitted reason is injury, disability, redundancy, retirement at 60 or normal retirement age, the sale outside the group of the company or business in which the participant works or, in the case of any option which the participant has held for at least three years, any other reason except gross misconduct on his part. If a participant ceases to be employed for any other reason, his option will lapse.

(j) Change of control

The exercise of options will also be permitted in the event of a change in control, a reorganisation, an amalgamation or a voluntary winding up of the company. In the event of a change in control of the company, participants may surrender their options in return for substitute options over shares in the acquiring company.

(k) Listing

Application will be made for admission to the Official List of new shares issued under the Scheme and for permission to trade in those IPF Shares. IPF Shares issued on the exercise of options will rank equally in all respects with existing IPF Shares except for rights attaching to IPF Shares by reference to a record date prior to the date of allotment. The company will at all times keep available sufficient authorised and unissued share capital to satisfy outstanding options to subscribe for IPF Shares.

(l) Variation of Capital

If there is a variation in the share capital of the company, the Board may adjust options in such manner as it determines to be appropriate.

(m) Benefits non-pensionable

Benefits under the Scheme will not form part of a participant's remuneration for pension purposes.

(n) Amendments

The Board may make such amendments to the Scheme either as are necessary or desirable to obtain or retain the approval of the Board of HMRC under the Income Tax (Earnings and Pensions) Act 2003 or to take account of changes to that Act or other applicable legislation. The Board may also make such amendments to the Scheme and to any option as may be necessary or desirable to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the group.

Except as described above or for amendments designed to ease the administration of the Scheme, no amendment which is to the advantage of employees or participants may be made to those provisions dealing with eligibility, individual or Scheme limits, the terms of options or the adjustment of options without the prior approval of the company in general meeting.

9.5 The International Personal Finance plc International Employee Savings-Related Share Option Scheme (the "International Scheme")

In addition, the Company will operate an international scheme whose terms will be substantially the same as the International Personal Finance plc Employee Savings-Related Share Option Scheme summarised above to allow employees in Hungary, Slovakia, the Czech Republic, Romania, Mexico and Poland to make regular monthly savings subject to equivalent limits and use the proceeds of such savings to acquire shares in the Company. The rules of the International Scheme are substantially the same as those of the Scheme. The rules of the International Scheme do, however, provide greater flexibility in the operation of the SAYE contract to allow for different legal, tax and regulatory requirements outside the United Kingdom, including local administration of savings contracts.

Participation in the International Scheme is subject to the same Individual limits on contributions as apply to the Scheme. Options granted under the International Scheme count towards the limits on the total number of options that may be granted under the Scheme as described above.

The International Scheme will not be approved by HMRC. Changes to the rules of the International Scheme or adjustments to options granted under the International Scheme would not therefore require HMRC consent. However, in some countries, securities or tax clearances will be required and any changes or adjustments to options may require further clearances.

9.6 IPF Employees' Share Trusts

The Company intends to operate the IPF Share Incentive Plans in conjunction with employees' share trusts. These will be standard employees' share trusts and may be established with either a UK based trustee or with a trustee that is an independent provider of trustee services based in an offshore jurisdiction. The class of beneficiaries of the employees' share trusts will be restricted to employees and former employees of the IPF Group (and their dependants) and, as a residual beneficiary, any charity. Up to 5% of the issued share capital of the Company may be held at any time in the Company's employees' share trusts taken together. Details of shares held in the Company's employees' share trusts will be given in the Company's annual report and accounts.

10. Pensions

The aggregate amount set aside by IHC to provide pension, retirement or similar benefits in relation to Directors in the last financial year ended 31 December 2006 was £nil.

11. Subsidiary undertakings

Once the Demerger becomes effective, International Personal Finance will be the principal holding company of the IPF Group. The principal subsidiaries and subsidiary undertakings of International Personal Finance will be as follows:

Name	Registered office/ principal place of business	Class of shares	Proportion of share capital held (%)	Nature of business
Provident International Holdings Limited	Number Three, Leeds City Office Park, Leeds LS11 5BD	Ordinary	100	Holding company
International Personal Finance Investments Limited	Number Three, Leeds City Office Park, Leeds LS11 5BD	Ordinary	100	Holding company
Provident International Limited	Number Three, Leeds City Office Park, Leeds LS11 5BD	Ordinary	100	Company providing services
Provident Polska S.A.	Al Jerozolimiskie 92, 00-807 Warsaw, Poland	Ordinary	100	Home credit
Provident Financial s.r.o.	11th Floor, Raiffeisenbank Building, Olbrachtova Street 9, 140 00 Prague 4, Czech Republic	Ordinary	100	Home credit
Provident Financial s.r.o.	Grösslingova 7, 811 09 Bratislava 1 Slovakia	Ordinary	100	Home credit
Provident Financial Z Rt.	Atrinova Office Building, 4th Floor, Bajcsy Zsilinszky út 42-46, 1054 Budapest, Hungary	Ordinary	100	Home credit
Provident Financial Romania I.F.N.S.A.	133 Serbanvoda Street, 4th District, 040 205 Bucharest, Romania	Ordinary	100	Home credit
Provident Mexico S.A. de C.V.	Grupo Alpet, Avenida Hermanos Serdan No. 786, City of Puebla, Puebla CP 721 00, Mexico	Ordinary	100	Home credit

All subsidiaries listed above are wholly consolidated in the financial information contained in the Accountants' Reports in Part VII of this document.

12. Significant changes

12.1 There has been no significant change in the financial or trading position of IHC since 31 December 2006, being the date to which the last audited financial information has been published (see Section D of Part VII (Financial Information) of this document).

12.2 There has been no significant change in the financial or trading position of IPF since 31 May 2007, being the date to which the last audited financial information has been published (see Section B of Part VII (Financial Information) of this document).

13. Principal and future investments

IHC entered the Mexican market in 2003 and following a successful pilot operation commenced a roll-out in the Puebla region in 2005. In 2006 a second region, Guadalajara, was opened. In the period between market entry and 31 December 2006 pre-tax start up losses of £9.7 million were incurred in developing the business. In 2006 a pilot operation commenced in Romania and a decision to progress to national roll-out was taken in May 2007. Pre-tax start up losses of £2.4 million were incurred in the year to 31 December 2006.

The Company plans to take its home credit service into suitable new emerging markets in the coming years. Subject to satisfactory completion of due diligence, a pilot operation is planned to commence in Russia in the final quarter of 2007 with a market test in India beginning in 2008. Further new markets will follow and research on Ukraine and Brazil is underway. As at the date of this document the Company has made no firm commitments to make any new principal investments.

14. Principal establishments

The following are the principal establishments which will be owned or leased by the Group following completion of the Demerger:

Location	Tenure	Address	Term	Principal Use	Approximate area (sq ft) ('000)
Leeds, UK	Leasehold	Number Three, Leeds City Office Park, Meadow Lane, Leeds LS11 5BD	Lease expires on 23 October 2021	Group head office	38
Warsaw, Poland	Leasehold	Al Jerozolimiskie 92, 00-807 Warsaw, Poland	Lease expires on 14 May 2008	Provident Polska head office	48
Prague, Czech Republic	Leasehold	11th Floor, Raiffeisenbank Building, Olbrachtova Street 9, 140 00 Prague 4, Czech Republic	Lease expires on 31 March 2009	Provident Financial s.r.o. head office	22
Bratislava, Slovakia ...	Leasehold	Grösslingova 7, 811 09 Bratislava, Slovakia	Indefinite	Provident Financial s.r.o. head office	10
Budapest, Hungary ...	Leasehold	Atrinova Office Building, 4th Floor, Bajcsy Zsilinszky út 42-46, 1054 Budapest, Hungary	Lease expires on 31 May 2009	Provident Financial ZRt. head office	28
Bucharest, Romania...	Leasehold	133 Serbanvoda Street, 4th District, 040 205 Bucharest, Romania	Lease expires on 31 December 2010	Provident Financial Romania I.F.N.S.A. head office	7
City of Puebla, Mexico	Leasehold	Grupo Alpet, Avenida Hermanos Serdan, No. 786, City of Puebla, Puebla CP 721 00, Mexico	Lease expires on 31 July 2010	Provident Mexico S.A. de C.V. head office	20

Including the principal establishments listed above, the IPF Group occupies a leased office in the City of Leon, Mexico, a small leased office in each of Russia and Thailand and 178 branches, 424 interview rooms and 43 pay-in rooms, spread across 6 countries in central and eastern Europe and Mexico.

15. Intellectual property

IHC will be dependent on its continued use of 'Focus' business management and branch accounting software which is subject of a licence between Provident Financial Management Services Limited (a subsidiary of Provident Financial) and Provident International Limited, a company that will, upon Demerger, become a subsidiary of IPF. A summary of this licence is set out at paragraph 19.6 of this Part X (Additional Information).

16. UK taxation

The following comments summarise certain United Kingdom taxation consequences of the Demerger and Reduction of Capital and the ownership and disposition of IPF Shares. They are based on current United Kingdom law and HM Revenue and Customs ("**HMRC**") practice as at the date of this document. They are intended only as a general guide and apply only to IPF Shareholders who are resident or, in the case of individuals, ordinarily resident only in the United Kingdom for United Kingdom tax purposes at all relevant times (except insofar as express reference is made to the treatment of non-United Kingdom residents), who are the absolute beneficial owners of their IPF Shares and who hold their IPF Shares as an investment. The following comments may not apply to certain classes of persons such as dealers, collective investment schemes and persons who are regarded as having acquired their IPF Shares (or, where appropriate, the PF Shares from which they are derived) by reason of their employment. IPF Shareholders who are in any doubt about their tax position or who may be subject to tax in any jurisdiction other than the United Kingdom should consult their own independent professional advisers without delay.

16.1 Taxation of chargeable gains

(i) Demerger

No PF Shareholder should be treated as having made a disposal or part disposal of his PF Shares for the purposes of United Kingdom taxation of chargeable gains as a result of the implementation of the Demerger. The IPF Shares issued to each PF Shareholder should be treated as the same asset and as having been acquired at the same time as his PF Shares. The allowable original cost of a PF Shareholder's holding of PF Shares should be apportioned between his PF Shares and the IPF Shares issued to him pursuant to the Demerger by reference to the market value of PF Shares and IPF Shares on the first day on which the market values or prices are quoted or published for such shares.

Any PF Shareholder who, alone or together with persons connected with him, holds more than 5% of, or of any class of, shares in or debentures of Provident Financial is advised that clearance has been received from HMRC under section 138 of the Taxation of Chargeable Gains Act 1992 to confirm that they are satisfied that the Demerger is being effected for bona fide commercial reasons and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is tax avoidance. The tax treatment described in the preceding paragraph will not, therefore, be denied on this ground.

(ii) Subsequent disposals

A disposal (or deemed disposal) of IPF Shares by an IPF Shareholder resident or (in the case of an individual) ordinarily resident for tax purposes in the United Kingdom or who carries on a trade, profession or vocation in the United Kingdom through a branch, agency or, in the case of a company, permanent establishment to which the IPF Shares are attributable may, depending on the IPF Shareholder's particular circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of United Kingdom taxation on chargeable gains.

Any chargeable gain or allowable loss should be calculated taking into account the appropriate proportion of the allowable original cost to the holder of acquiring his PF Shares.

For the purposes of corporation tax, when calculating a chargeable gain, but not an allowable loss, indexation allowance will be calculated by reference to the date of disposal of the IPF Shares. For the purposes of capital gains tax, when calculating a chargeable gain (but not an allowable loss), indexation allowance will be calculated until 6 April 1998 where the PF Shares from which the IPF Shares are derived were acquired before that date. Depending on the particular circumstances of the IPF Shareholder, taper relief might also apply to reduce the percentage of any gain (after the deduction of any available indexation allowance) arising on a disposal of IPF Shares which is chargeable to capital gains tax.

An IPF Shareholder who has left the United Kingdom for a period of temporary residence outside of the United Kingdom of less than five years may on his return be liable to United Kingdom taxation on chargeable gains arising during his period of absence, if he has disposed of any IPF Shares during that period. Any such IPF Shareholder who has any doubt about his tax position should contact a professional adviser before his return to the United Kingdom.

Subject to the provisions set out above in relation to temporary non-residents, IPF Shareholders who are neither resident nor ordinarily resident in the United Kingdom should not be liable to United Kingdom tax on chargeable gains realised on the disposal of their IPF Shares unless they carry on a trade, profession or vocation in the United Kingdom through a branch, agency or, in the case of a company, permanent establishment and have used, held or acquired the IPF Shares (or, where appropriate, the PF Shares from which they are derived) for the purposes of such trade, profession or vocation or such branch, agency or permanent establishment. Any non-United Kingdom resident IPF Shareholder who is in any doubt about his tax position should contact an appropriate professional adviser.

*(iii) **Reduction of Capital***

For the purposes of United Kingdom taxation of chargeable gains, the Reduction of Capital should be a reorganisation of the share capital of International Personal Finance. Accordingly, an IPF Shareholder should not be treated as making a disposal of all or part of his holding of IPF Shares by reason of the Reduction of Capital.

16.2 Taxation of income

*(i) **Demerger***

Clearance has been received from HMRC under section 215(1) of the Income and Corporation Taxes Act 1988 that the transfer of the shares in PIHL and the issue of the IPF Shares under the Demerger will be treated as an exempt distribution within the meaning of section 213 of the Income and Corporation Taxes Act 1988. Accordingly, PF Shareholders should not incur a United Kingdom income tax or corporation tax liability in respect of the issue of IPF Shares under the Demerger. Clearance has also been received from HMRC under section 707(1) of the Income and Corporation Taxes Act 1988 that they are satisfied that the transactions in securities involved in the Demerger are such that no notice under section 703(3) of the Income and Corporation Taxes Act 1988 ought to be given in respect of them.

*(ii) **Taxation of dividends on IPF Shares***

No amounts in respect of tax will be withheld at source from dividend payments made by International Personal Finance. Where International Personal Finance pays a dividend, an IPF Shareholder who is an individual and who receives that dividend will he entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the aggregate of the dividend and the related tax credit, which will be regarded as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the dividend except to the extent that the dividend and the related tax credit fall above the threshold for the higher rate of income tax, in which case the individual will to that extent pay tax on the aggregate of the dividend and the related tax credit of an amount determined by applying the "dividend upper rate", which is 32.5%, to the aggregate of the dividend and the tax credit and then deducting the tax credit from that sum.

So, for example, a dividend of £80 will carry a tax credit of £8.89 (one ninth of £80) and to the extent that the aggregate of the dividend and the related tax credit falls above the threshold for the higher rate of income tax, the income tax payable on the dividend by the individual will be 32.5% of £88.89 (i.e. the dividend of £80 plus the tax credit of £8.89), namely £28.89, less the tax credit of £8.89, leaving a net charge of £20 (or 25% of the dividend).

United Kingdom exempt approved pension funds and charities will not be liable to income tax or corporation tax on dividends received by them from International Personal Finance but will not be entitled to reclaim any tax credits attaching to such dividends. An IPF Shareholder which is a trustee of a discretionary or accumulation trust which is resident for tax purposes in the United Kingdom and which receives a dividend from International Personal Finance will be taxable on the total of the dividend and the related tax credit at the "dividend trust rate", which is 32.5%, and will be entitled to deduct the tax credit from the tax so payable.

Subject to the application of certain special rules for some insurance companies, a corporate IPF Shareholder that is resident for tax purposes in the United Kingdom and that receives a dividend paid by International Personal Finance will not be taxable on the receipt of that dividend.

Whether an IPF Shareholder who is resident for tax purposes in a country other than the United Kingdom is entitled to a tax credit in respect of dividends received from International Personal Finance and to claim payment of any part of that tax credit will depend on the provisions of any double taxation convention or agreement which may exist between that shareholder's country of residence and the United Kingdom. A non-United Kingdom resident IPF Shareholder may be subject to foreign taxation on dividends paid by International Personal Finance in its country of residence.

Persons who are resident for tax purposes anywhere other than the United Kingdom should consult their own tax advisers concerning their tax liabilities in the United Kingdom and any other country or jurisdiction.

16.3 Stamp duty and stamp duty reserve tax

No liability to stamp duty or stamp duty reserve tax will generally be incurred by IPF Shareholders as a result of the issue to them of Demerger Shares.

A conveyance or transfer on sale of IPF Shares other than to a depositary or clearance service (or their nominees or agents) will usually attract ad valorem United Kingdom stamp duty on the instrument of transfer at the rate of 0.5% of the amount or value of the consideration for the transfer, rounded up if necessary to the nearest multiple of £5. An unconditional agreement to transfer IPF Shares other than to a depositary or clearance service (or their nominees or agents) will generally give rise to stamp duty reserve tax at the rate of 0.5% of the amount or value of the consideration for the transfer. However, if within six years of the date of the agreement, or, if the agreement was conditional, the date the agreement became unconditional, an instrument of transfer is executed pursuant to the agreement and that instrument is duly stamped, then the charge to stamp duty reserve tax will be cancelled or, where the stamp duty reserve tax charge has been paid, the stamp duty reserve tax will, provided that a claim for repayment is made, be repaid.

A charge to stamp duty or stamp duty reserve tax may arise on the issue or subsequent transfer of IPF Shares to an issuer of depositary receipts or to persons providing a clearance service (or, in each case, to their nominees or agents). The rate of stamp duty or stamp duty reserve tax in these circumstances will generally be 1.5% of (a) in the case of an issue of IPF Shares, the value of the IPF Shares issued, or (b) in the case of a transfer of IPF Shares, the amount or value of the consideration (if in money or money's worth) received for or, in some circumstances, the open market value of, the IPF Shares concerned, and in the case of stamp duty rounded up, if necessary, to the nearest multiple of £5. Where certain conditions are met, clearance services may opt, under certain conditions, for the normal rates of stamp duty reserve tax to apply to a transfer of shares into, and to transactions within, the service instead of the higher rate applying to the issue or transfer of shares into the clearance service.

Paperless transfers of IPF Shares within CREST are generally liable to stamp duty reserve tax, as described above, rather than stamp duty. CREST is obliged to collect stamp duty reserve tax on relevant transactions settled within the system. Deposits of IPF Shares into CREST generally will not be subject to stamp duty or, unless the transfer into CREST is itself for consideration, to stamp duty reserve tax.

Stamp duty reserve tax will generally be the liability of the purchaser of IPF Shares and stamp duty will normally be paid in practice by the purchaser of IPF Shares.

The above comments are intended as general guidance to the current stamp duty and stamp duty reserve tax rules. Certain categories of person are not liable to stamp duty or stamp duty reserve tax and others may be liable at a higher rate (as mentioned above) or may, although not primarily liable for the tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986. Special rules apply to agreements made by market intermediaries (such as market makers, brokers, dealers, intermediaries and persons providing depositary receipts or clearance service arrangements), and to certain sale and repurchase and stock borrowing arrangements. Agreements to transfer shares to charities will not give rise to stamp duty or stamp duty reserve tax. If you are in any doubt as to your tax position, or if you require more detailed information, you should consult an appropriate independent professional adviser immediately.

17. Litigation

There are no, nor have there been any, governmental, legal or arbitration proceedings (nor is the Company aware of any such proceedings being pending or threatened by or against any member of the IPF Group) which may have, or during the last twelve months prior to the date of this document have had, a significant effect on the IPF Group's financial position or profitability.

18. Reorganisation

Between 6 December 2006 and 23 February 2007, a series of share transfers were carried out within the Provident Group. These will result in PF (Netherlands) B.V. and Provident Financial s.r.o. becoming wholly-owned by members of the IPF Group and Provident Personal Credit Limited becoming wholly-owned by a member of the PF Group, thus separating the post-Demerger IPF Group from the remaining Provident Group.

Save for amounts owing pursuant to transactions entered into between the Provident Group and the IPF Group in the ordinary course of business, and following repayment of the sums referred to at paragraph 19.1(C) below following Admission, the Provident Group will not owe any amount to the IPF Group and vice versa.

19. Material contracts

Save as disclosed below, no material contract (other than contracts entered into in the ordinary course of business) has been entered into by any member of the IPF Group within the two years immediately preceding the date of this document and no other contract (other than contracts entered into in the ordinary course of business) entered into by any member of the IPF Group contains any provision under which any member of the IPF Group has any obligation or entitlement which is material to the IPF Group as at the date of this document:

19.1 Demerger Agreement

The Demerger Agreement was entered into on 25 June 2007 between Provident Financial and the Company to effect the Demerger and govern the relationship between the Provident Group and the IPF Group following the Demerger. The Demerger Agreement is conditional upon the passing of the Demerger Resolution, the approval by the Board of Provident Financial of the Demerger Dividend, no right to terminate the Sponsors' Agreement having been exercised and permission having been granted for Admission.

Provident Financial and the Company have agreed pursuant to the Demerger Agreement that:

(A) upon the Demerger Dividend being declared by the Provident Board, Provident Financial shall transfer the entire issued share capital of Provident International Holdings Limited to the Company and the Company shall issue IPF Shares to PF Shareholders on the PF Share Register as at the Demerger Record Time;

(B) upon the transfer of the shares in Provident International Holdings Limited to the Company, Provident Financial shall grant the Company a power of attorney over the shares in those companies pending registration of the Company's holding of the entire issued share capital of those companies; and

(C) all amounts owing by any member of the IPF Group to any member of the Provident Group shall be repaid in full immediately following Admission, except for amounts arising in the ordinary course of business as referred to in paragraph 18 above and certain specified amounts which are to remain outstanding until such time as they are due for repayment in accordance with their terms.

The Demerger Agreement contains mutual indemnities under which International Personal Finance indemnifies the Provident Group against liabilities arising in respect of the International Personal Finance business and Provident Financial indemnifies the IPF Group against liabilities arising in respect of the businesses carried on by the Provident Group other than the IPF Group. These mutual indemnities are unlimited in terms of amount or duration and are customary for an agreement of this type.

The Demerger Agreement sets out how guarantees, indemnities or other assurances given by Provident Group companies for the benefit of IPF Group companies (or vice versa) will be dealt with following the Demerger. In terms of the Demerger Agreement, the beneficiary of such a guarantee must try to obtain the guarantor's release from the guarantor's obligations thereunder and, pending release, indemnify the guarantor against all amounts paid by it under the guarantee and ensure that the guarantor's exposure under the guarantee is not increased.

Both the Provident Group and the IPF Group will be permitted access to each other's records for a period of six years following the Demerger. In addition, the Company has agreed to provide Provident Financial with such information as Provident Financial may reasonably require in order to prepare its half year and full year audited accounts for the six months and year ending 30 June 2007 and 31 December 2007 respectively, and Provident Financial has agreed to provide the Company with such information as may reasonably be required by the Company to prepare its full year accounts for its year ending 31 December 2007.

Reasonable endeavours are to be used to ensure that contracts in the name of one group member whereby a member of the other group is deriving the benefit of that contract are novated to the relevant member of the other group, pending which the contracting party shall hold the benefit of that contract on trust for the relevant member of the other group.

The parties have covenanted for a period of one year not to employ, solicit or contact with a view to employing directors and senior managers of the other or any other employees involved in the provision of services to the other party.

Both groups have agreed to keep certain information on the other group confidential, subject to certain exemptions (for instance if disclosure is required by law).

The Demerger Agreement contains detailed provisions relating to the discharge of indebtedness due from IPF Group companies to the Provident Group, the establishment by the Company of its pension schemes and the transfer of assets to them.

The Demerger Agreement also contains indemnities relating to taxation. Subject to certain exceptions, Provident Financial indemnifies the IPF Group against tax liabilities arising as a result of the Demerger or certain pre-Demerger reorganisation steps. Provident Financial also indemnifies the IPF Group against certain tax liabilities which are properly liabilities of the PF Group being imposed on a member of the IPF Group and against tax liabilities arising as a result of a member of the Provident Group making a chargeable payment within the meaning of section 214 of the Income and Corporation Taxes Act 1988 (a "Chargeable Payment") and the Company indemnifies the Provident Group against certain tax liabilities which are properly liabilities of the IPF Group being imposed on a member of the Provident Group and against tax liabilities arising as a result of a member of the IPF Group making a Chargeable Payment. All of these indemnities are unlimited in terms of amount but do not cover liabilities which arise more than seven years after the Demerger or which have not been notified by the indemnified party to the indemnifying party within seven years and 30 days after the Demerger.

Additionally, Provident Financial agrees, subject to the application of a floor, (i) to indemnify the IPF Group, against a specified proportion of certain corporate income tax liabilities (and interest and penalties thereon) arising in Poland in respect of the tax returns of the Polish business for certain periods ended prior to the Demerger and (ii) in certain cases where it is necessary for the Polish business to provide, or procure the provision of, security (or in certain limited circumstances, cash) to the Polish Tax Authority for an amount assessed in respect of one of the relevant returns pending final determination of the liability, to provide, or procure the provision of, security (or cash) for a specified proportion of that amount. The liability of Provident Financial under (i) and (ii) above will not (as is the case with the other tax indemnities in the Demerger Agreement) be limited by time.

The provisions of the Demerger Agreement require that any steps required to be taken with regard to the reorganisation of the IPF Group referred to at paragraph 18 above which remain outstanding following the date of such agreement shall be finalised as soon as reasonably practicable thereafter.

The Demerger Agreement will terminate if Admission does not take place before 31 July 2007 or if the Sponsors' Agreement is terminated by any party thereto prior to Admission.

19.2 *Facilities Agreement*

An agreement (the **"Facilities Agreement"**) was entered into on 16 March 2007 between: (1) International Personal Finance plc (formerly Bridgesun (3) Limited) (the **"Parent"**), (2) the Parent and Provident Financial s.r.o., a subsidiary incorporated under the laws of the Czech Republic (together, the **"Original Czech Borrowers"**), (3) the Parent and Provident Financial Zrt., a subsidiary incorporated under the laws of Hungary (together, the **"Original Hungarian Borrowers"**), (4) the Parent and Provident Polska S.A., a subsidiary incorporated under the laws of Poland (together, the **"Original Polish Borrowers"**), (5) the Parent and Provident Financial s.r.o., a subsidiary incorporated in the Slovak Republic (together, the **"Original Slovak Borrowers"**) (the Original Czech Borrowers, the Original Hungarian Borrowers, the Original Polish Borrowers and the Original Slovak Borrowers being collectively the **"Original Borrowers"**), (6) Provident International Holdings Limited, International Personal Finance Investments Limited (formerly Provident International Investments Limited) and Provident International Limited (together, the **"Original Guaranteeing Subsidiaries"**), (7) HSBC Bank plc and The Royal Bank of Scotland plc (the **"Mandated Lead Arrangers"**), (8) HSBC Bank plc (the **"Agent"**), and (9) Clydesdale Bank PLC (trading as Yorkshire Bank); The Royal Bank of Scotland plc; HVB Bank Czech Republic a.s.; HSH Nordbank AG; London Branch; KBC Bank N.V.; Deutsche Bank Aktiengesellschaft Filiale Prag, organizační složka; HSBC Bank plc; and Raiffeisenbank a.s. (together, the **"Original Czech Lenders"**), Dresdner Bank AG, Niederlassung Luxemburg; OTP Bank Plc; UniCredit Bank Hungary Zrt.; KBC Bank N.V.; Deutsche Bank ZRt.; HSH Nordbank AG, London Branch; Clydesdale Bank PLC (trading as Yorkshire Bank); HSBC Bank plc; and The Royal Bank of Scotland plc (together, the **"Original Hungarian Lenders"**), Dresdner Bank AG, Niederlassung Luxemburg; Clydesdale Bank PLC (trading as Yorkshire Bank); The Royal Bank of Scotland plc; Bank Zachodni WBK S.A.; Bank BPH S.A.; Danske Bank A/S S.A. Oddzial w Polsce; KBC Bank N.V.; Deutsche Bank Polska S.A.; HSH Nordbank AG, London Branch; HSBC Bank plc; and DZ Bank Polska S.A. (together, the **"Original Polish Lenders"**) and Všeobecná úverová banka, a.s.; HSBC Bank plc; pobocka zahranicnej banky; HVB Bank Slovakia a.s.; Tatra banka, a.s.; and KBC Bank N.V. (together, the **"Original Slovak Lenders"**) (collectively, the **"Original Lenders"**). The Agent, Mandated Lead Arrangers and the lenders from time to time (the **"Lenders"**) are each a **"Finance Party"** and together, the **"Finance Parties"**.

The purposes for which funds drawn under the Facilities Agreement may be applied are (i) to repay indebtedness incurred by each of the Original Borrowers (other than the Parent) under certain existing facilities, and (ii) for the general corporate purposes of the Parent and its subsidiaries (the **"International Group"**), subject to a restriction on the use of funds for financing consumer credit receivables arising from business in countries other than the United Kingdom, Poland, Hungary, Slovakia, the Czech Republic, Romania and Mexico.

There are certain customary conditions precedent which must be satisfied prior to the first utilisation of funds available under the Facilities Agreement. These include confirmation that the consent of the shareholders of Provident Financial to the Demerger has been obtained.

Four separate facilities (each a **"Facility"** and together the **"Facilities"**) are made available under the Facilities Agreement. They are:

(A) a three year revolving advance facility in an aggregate amount of PLN 1,315,264,200, being an aggregate sterling equivalent amount of £229,540,000 (the **"Polish Facility"**), which may be utilised by the Original Polish Borrowers and any company which accedes to the Facilities Agreement as an additional Polish borrower, in Polish zloty, sterling or euro or, subject to certain conditions, any other currency which the Original Polish Lenders have approved in accordance with the terms of the Facilities Agreement;

(B) a three year revolving advance facility in an aggregate amount of CZK 2,776,480,517, being an aggregate sterling equivalent amount of £67,178,333 (the **"Czech Facility"**), which may be utilised by the Original Czech Borrowers and any company which accedes to the Facilities Agreement as an additional Czech borrower, in Czech koruna or, subject to certain conditions, euro, sterling or any other currency which the Original Czech Lenders have approved in accordance with the terms of the Facilities Agreement;

(C) a three year revolving advance facility in an aggregate amount of SKK 1,581,804,000, being an aggregate sterling equivalent amount of £31,385,000 (the **"Slovak Facility"**), which may be utilised by the Original Slovak Borrowers and any company which accedes to the Facilities Agreement as an additional Slovak borrower, in Slovak koruna or, subject to certain conditions, euro, sterling or any other currency which the Original Slovak Lenders have approved in accordance with the terms of the Facilities Agreement; and

(D) a three year revolving advance facility in an aggregate amount of HUF 20,771,201,457, being an aggregate sterling equivalent amount of £55,896,667 (the **"Hungarian Facility"**) which may be utilised by the Original Hungarian Borrowers and any company which accedes to the Facilities Agreement as an additional Hungarian borrower, in Hungarian forint or, subject to certain conditions, euro, sterling or any other currency which the Original Hungarian Lenders have approved in accordance with the terms of the Facilities Agreement.

Interest is payable on advances at a rate which is the aggregate of (i) LIBOR, EURIBOR, WIBOR, PRIBOR, BUBOR or BRIBOR, as applicable to the currency drawn under the relevant Facility; (ii) mandatory costs (when relevant); and (iii) the margin, which is 1.35 per cent. per annum in the case of each of the Facilities.

The liabilities of the Original Borrowers and any additional borrowers that may accede to the terms of the Facilities Agreement (together, the **"Borrowers"**) are guaranteed by the Original Guaranteeing Subsidiaries. Any other members of the International Group which, subject to certain conditions, become material subsidiaries of the Parent are required to accede to the Facilities Agreement as additional guaranteeing subsidiaries (together with the Original Guaranteeing Subsidiaries, the **"Guaranteeing Subsidiaries"**). Each of the Borrowers (other than the Parent) is only responsible for its own liabilities arising under the Facilities Agreement. In addition, each of the Finance Parties has agreed that it shall, to the extent practicable and without otherwise prejudicing its rights, exercise its rights against the Parent and the Guaranteeing Subsidiaries in lieu of proceeding to exercise rights against any of the Borrowers (other than the Parent).

On the date of the Facilities Agreement, each Original Borrower and Original Guaranteeing Subsidiary made certain representations and warranties. On each utilisation and on the first day of each interest period under a Facility, specified representations will be repeated by the Borrowers under that Facility and the Guaranteeing Subsidiaries.

The Facilities Agreement also contains a number of covenants in respect of the conduct of the business of the International Group. These include:

(i) financial covenants (the **"Financial Covenants"**) provided by the Parent as to (a) minimum consolidated net worth, (b) the ratio of total consolidated net borrowings to consolidated net worth, (c) the ratio of consolidated EBITA to consolidated interest payable, and (d) the ratio of consolidated consumer credit receivables to consolidated total borrowings;

(ii) restrictions on the creation of security by Borrowers and Guaranteeing Subsidiaries (together, the **"Obligors"**);

(iii) restrictions on disposals by the Obligors;

(iv) restrictions on the amount of financial indebtedness which may be incurred by a member of the International Group which is not an Obligor; and

(v) restrictions on the ability of any Obligor or any other member of the International Group to acquire shares or businesses.

As is customary, the Facilities Agreement contains certain mandatory prepayment events. These include illegality and a change of control of the Parent. Mandatory prepayment events may apply to individual or all Facilities, depending on the nature of the event or circumstance. The Parent may exercise rights of voluntary cancellation and prepayment in respect of individual Facilities and also, in certain circumstances, in relation to individual Lenders under each Facility. Each of the other Borrowers also has the right to prepay amounts drawn by it under the Facilities.

The Facilities Agreement provides that certain events will be considered events of default under a Facility. In respect of each Facility, these events include:

(i) a failure of the relevant Borrowers and Guaranteeing Subsidiaries (the **"Relevant Obligor Group"**) to make any payment in respect of that Facility in accordance with the terms of the Facilities Agreement and certain other related finance documents (together the **"Finance Documents"**), subject to a five day grace period in the case of administrative errors and disruption events;

(ii) a failure by the Parent to comply with the Financial Covenants;

(iii) a breach by a member of the Relevant Obligor Group of any other provision of the Finance Documents which continues for 25 days;

(iv) a misrepresentation by a member of the Relevant Obligor Group;

(v) certain cross defaults in relation to (a) other financial indebtedness owed by a member of the Relevant Obligor Group, and (b) amounts owed by other members of the International Group under the other Facilities;

(vi) the occurrence of specified insolvency related events in relation to a member of the Relevant Obligor Group;

(vii) the invalidity of any material obligations of a member of the Relevant Obligor Group under a Finance Document; and

(viii) a member of the Relevant Obligor Group (other than the Parent) ceasing to be a subsidiary of the Parent.

19.3 The NAB Facility Agreement

It is expected that an agreement (the **"NAB Facility"**) will be entered into between: (1) International Personal Finance plc (formerly Bridgesun (3) Limited) (the **"Parent"**), (2) the Parent, Provident International Holdings Limited, International Personal Finance Investments Limited and Provident International Limited (together, the **"Original Obligors"**) and (3) National Australia Bank Limited (the **"Lender"**).

The following is a description of the likely terms of the NAB Facility.

The purpose for which funds drawn under the NAB Facility may be applied will be for the general corporate purposes of the International Group (as defined in paragraph 19.2 above) including the repayment of certain indebtedness.

There will be certain customary conditions precedent which must be satisfied prior to the first utilisation of funds available under the NAB Facility. These will include confirmation that the consent of the shareholders of Provident Financial to the Demerger has been obtained.

A three year committed multicurrency revolving facility in a maximum aggregate amount of £10,000,000 will be made available under the NAB Facility, which may be utilised by the Original Obligors and any additional borrower (together, the **"Borrowers"**) in sterling, euro, US dollars, Polish zloty, Czech koruna, Slovak koruna, Hungarian forint and, subject to certain conditions, any other currency that the Lender has approved in accordance with the terms of the NAB Facility. Interest will be payable on advances under the NAB Facility at a rate which is the aggregate of (i) LIBOR or, for advances in euro, EURIBOR; (ii) mandatory costs; and (iii) a margin of 1.35 per cent. per annum.

The liabilities of each of the Borrowers under the NAB Facility will be guaranteed by the Original Obligors. Any other members of the International Group which, subject to certain conditions, become material subsidiaries of the Parent will be required to accede to the NAB Facility as additional guaranteeing subsidiaries.

On the date of the NAB Facility, the Original Obligors will make certain representations and warranties. On each utilisation under the NAB Facility, specified representations will be repeated. The representations are expected to be in nature similar to the representations referred to at paragraph 19.2 above in relation to the Facilities Agreement.

The NAB Facility will also contain a number of covenants in respect of the future conduct of the business of the International Group and which are expected to be in nature similar to those referred to at paragraph 19.2 above in relation to the Facilities Agreement.

As is customary, the NAB Facility will contain certain mandatory prepayment events and events of default. Again, these are expected to be in nature similar to those referred to at paragraph 19.2 above in relation to the Facilities Agreement.

19.4 Facility Agreements for Provident Mexico S.A. de C.V.

(a) The HSBC Facility Agreement

An agreement (the **"HSBC Facility"**) was entered into on 23 March 2007 between: (1) International Personal Finance plc (formerly Bridgesun (3) Limited) (the **"Parent"**), (2) Provident Mexico S.A. de C.V. (the **"Borrower"**), (3) Provident International Holdings Limited, International Personal Finance Investments Limited and Provident International Limited (together, the **"Original Guaranteeing Subsidiaries"**) and (4) HSBC México, S.A. (the **"Lender"**) pursuant to which the Lender has made available to the Borrower a three year revolving loan facility in a maximum aggregate amount of 500,000,000 Mexican pesos.

Funds may be drawn under the HSBC Facility to repay existing indebtedness owed to the Lender and for the general corporate purposes of the International Group (as defined in paragraph 19.2 above).

There are certain customary conditions precedent which must be satisfied prior to the first utilisation of funds available under the HSBC Facility. These include confirmation that the consent of the shareholders of Provident Financial to the Demerger has been obtained.

Interest is payable on advances at a rate which is the aggregate of TIIE and the margin, which is 1.35 per cent. per annum.

The liabilities of the Borrower are guaranteed by the Original Guaranteeing Subsidiaries. Any other members of the International Group which, subject to certain conditions, become material subsidiaries of the Parent are required to accede to the HSBC Facility as additional guaranteeing subsidiaries.

On the date of the HSBC Facility, the Parent, Borrower and Original Guaranteeing Subsidiaries made certain representations and warranties. On each utilisation under the HSBC Facility, specified representations will be repeated. The representations are in nature similar to the representations referred to at paragraph 19.2 above in relation to the Facilities Agreement.

The HSBC Facility also contains a number of covenants in respect of the future conduct of the business of the International Group, in nature similar to those referred to at paragraph 19.2 above in relation to the Facilities Agreement.

As is customary, the HSBC Facility contains certain mandatory prepayment events and events of default. Again, these are in nature similar to those referred to at paragraph 19.2 above in relation to the Facilities Agreement.

(b) The ABN Facility Agreement

It is expected that an agreement (the **"ABN Facility"**) will be entered into between: (1) International Personal Finance plc (formerly Bridgesun (3) Limited) (the **"Parent"**), (2) Provident Mexico S.A. de C.V. (the **"Borrower"**), (3) Provident International Holdings Limited, International Personal Finance Investments Limited and Provident International Limited (the **"Original Guaranteeing Subsidiaries"**) and (4) ABN Amro Pack (México) S.A. (the **"Lender"**) pursuant to which the Lender will make available to the Borrower a 364 day revolving loan facility in a maximum aggregate amount of 165,000,000 Mexican pesos.

Funds may be drawn under the ABN Facility to repay existing indebtedness owed to the Lender and for the general corporate purposes of the International Group (as defined in paragraph 19.2 above).

There will be certain customary conditions precedent which must be satisfied prior to the first utilisation of funds available under the ABN Facility. These will include confirmation that the consent of the shareholders of Provident Financial to the Demerger has been obtained.

Interest will be payable on advances at a rate which is the aggregate of TIIE and the margin, which is expected to be 1.10 per cent. per annum.

The liabilities of the Borrower will be guaranteed by the Original Guaranteeing Subsidiaries. Any other members of the International Group which, subject to certain conditions, become material subsidiaries of the Parent will be required to accede to the ABN Facility as additional guaranteeing subsidiaries.

On the date of the ABN Facility, the Parent, Borrower and Original Guaranteeing Subsidiaries will make certain representations and warranties. On each utilisation under the ABN Facility, specified representations will be repeated. The representations are expected to be in nature similar to the representations referred to at paragraph 19.2 above in relation to the Facilities Agreement.

The ABN Facility will also contain a number of covenants in respect of the future conduct of the business of the International Group, and which are expected to be in nature similar to those referred to above at paragraph 19.2 above in relation to the Facilities Agreement,.

As is customary, the ABN Facility will contain certain mandatory prepayment events and events of default. Again, these are expected to be in nature similar to those referred to at paragraph 19.2 above in relation to the Facilities Agreement.

19.5 Netting Agreement

A letter agreement (the **"Netting Agreement"**) was entered into on 15 June 2007 between PIHL, Provident Polska S.A. (**"PP"**), HSBC Bank plc (the **"Bank"**) and Provident Financial, pursuant to which the Bank agreed to provide a PLN 1,700,000,000 committed overdraft facility (the **"Overdraft Facility"**) to PP and such other subsidiaries of PIHL which might accede to the Netting Agreement (PP and such subsidiaries being **"Borrowers"** and, together with PIHL, **"Obligors"**) and Provident Financial was released from its obligations in respect of a pre-existing overdraft facility made available to PP by the Bank.

The Netting Agreement provides that the aggregate debit balance or balances of the Borrowers under the Overdraft Facility should not exceed the amount of the aggregate credit balance or balances in respect of funds deposited by PIHL with the Bank under the Netting Agreement and the aggregate debit balance or balances should not exceed the overdraft commitment. To the extent that the said debit balances exceed the credit balances then PIHL must transfer funds to the Bank of an amount equal to the difference or if the debit balances exceed the overdraft commitment the Borrowers must repay drawings under the Overdraft Facility in an amount sufficient to reduce the debit balances to an amount equal to or less than the overdraft commitment.

The Obligors undertake joint and several liability in respect of amounts payable to the Bank under the Netting Agreement.

The Netting Agreement contains certain covenants on the part of the Obligors, including a restriction on the creation of security interests over the accounts kept by them with the Bank under the Netting Agreement.

The Netting Agreement also contains certain events of default, including:

(A) failure by an Obligor to make payments of principal, interest or other moneys for more than three business days after they have become due and payable;

(B) breach of representation;

(C) cross default in respect of borrowed money;

(D) certain insolvency events;

(E) a Borrower ceasing to be a subsidiary of PIHL; and

(F) failure to ensure that the aggregate of the amount of the credit balance or balances referred to above are at least equal to the amount of the debit balance or balances so referred to, or that the aggregate of the debit balances does not exceed the overdraft commitment, in each case within 3 business days of receiving notice from the Bank.

In the event that an Obligor is required to repay any debit balance owed to the Bank, that Obligor may set-off the amount of its liability against any credit balance held with the Bank pursuant to the Netting Agreement. The Bank is also entitled to set-off any amounts due to it from an Obligor against any amounts owed to the Obligor by the Bank.

The Bank may terminate the Overdraft Facility on giving six months' notice to PIHL and earlier upon the occurrence of an event of default.

19.6 Focus licence agreement

An agreement was entered into on 31 December 2002 between Provident Financial Management Services Limited (the **"Licensor"**) and Provident International Limited (the **"Licensee"**) under which the Licensor granted the Licensee non-exclusive rights to use and develop certain software developed by the Licensor known as "Focus" (the **"Original Licence"**). The terms of this agreement were subsequently amended on 21 December 2006 (with effect from 18 December 2006) (the **"Focus Licence"**).

The Focus Licence entitles the Licensee to use and develop the "Focus" business and transaction management software on a non-exclusive, perpetual basis for the purpose of supporting the business of providing credit facilities to individuals. Neither party may assign, license or sub-license (as appropriate) its rights in the "Focus" software without the written consent of the other party, save (i) in connection with the sale of the business to which the software relates, (ii) to a member of its group or (iii) in relation to licensing and sub-licensing (as appropriate) only, for the purposes of supporting their respective businesses.

There are no ongoing licence fees under the Focus Licence. The Licensee agreed to pay to the Licensor on the date of the Focus Licence an amount of £10,949,000 as a one-off, up-front payment in consideration for the rights granted under the Focus Licence (the **"Licence Fee"**).

The "Focus" software is provided to the Licensee on a no warranties basis and, subject to the termination rights of the parties, the Focus Licence is intended to continue without limit in time. The Focus Licence may be terminated only (i) upon the mutual consent of the parties (with prior written consent from any permitted sub-licensees), (ii) by either party upon the insolvency of the other party, or (iii) by the Licensor in the event that the Licensee has failed to pay the Licence Fee.

The Licensee has subsequently entered into several sub-licence agreements with its foreign subsidiaries on no less restrictive terms than contained in the Focus Licence.

19.7 Sponsors' agreement

On 25 June 2007, the Company, Provident Financial, the Directors, Merrill Lynch and Dresdner Kleinwort entered into a sponsors' agreement (the "**Sponsors' Agreement**"), which contains, amongst others, the following provisions:

(i) the Company has appointed Merrill Lynch and Dresdner Kleinwort as joint sponsors in connection with Admission;

(ii) in connection with the Demerger and Admission, Provident Financial has agreed to pay to Merrill Lynch and Dresdner Kleinwort an aggregate fee of £625,000 on the date hereof and an additional aggregate fee of £4.55 million on the date of the Demerger. All fees will be paid together with any value added tax chargeable thereon;

(iii) the Company has given certain customary representations, warranties, undertakings, covenants and indemnities to Merrill Lynch and Dresdner Kleinwort;

(iv) Merrill Lynch and Dresdner Kleinwort may terminate the Sponsors' Agreement in certain circumstances at any time before Admission including if (a) there has been a breach by the Company of the representations, warranties, undertakings or covenants in the Sponsors' Agreement, (b) the ordinary resolution of the PF Shareholders at the extraordinary general meeting of Provident Financial to approve the Demerger is not passed, or (c) the Demerger has not occurred immediately prior to Admission;

(v) the Company has undertaken, amongst other things, to each of Merrill Lynch and Dresdner Kleinwort that it will not, during the period up until the date that is 30 days after the date of Admission, without the prior written consent of Merrill Lynch and Dresdner Kleinwort, directly or indirectly, offer, issue, lend, sell or contract to sell, issue options in respect of, or otherwise dispose of, directly or indirectly, or announce an offering or issue of, any IPF Shares (or any interest therein or in respect thereof) or any other securities exchangeable for or convertible into, or substantially similar to, IPF Shares or enter into any transaction with the same economic effect as, or agree to do, any of the foregoing, save in respect of (a) IPF Shares issued to PF Shareholders pursuant to the Demerger; and (b) IPF Shares issued pursuant to the exercise of options, or options granted, under share option schemes or other share incentive schemes in existence on the date of Admission and described in paragraph 9 of Part X of this document; and

(vi) each of the Directors has undertaken to each of Merrill Lynch and Dresdner Kleinwort that he will not, up until the date that is 30 days after the date of Admission, without the prior written consent of Merrill Lynch and Dresdner Kleinwort, directly or indirectly, offer, issue, lend, sell or contract to sell, issue options in respect of, or otherwise dispose of, directly or indirectly, or announce an offering or issue of, any IPF Shares (or any interest therein or in respect thereof) or any other securities exchangeable for or convertible into, or substantially similar to, IPF Shares or enter into any transaction with the same economic effect as, or agree to do, any of the foregoing, save that the above restrictions shall not apply in respect of IPF Shares issued pursuant to the exercise of options pursuant to share option schemes or other share incentive schemes in existence on the date of Admission and described in paragraph 9 of Part X (Additional Information) of the Prospectus or prohibit a Director from: (a) accepting a general offer made to all holders of issued and allotted IPF Shares for the time being (other than IPF Shares held or contracted to be acquired by the offeror or its associates within the meaning of section 998 of the Companies Act 2006) made in accordance with the City Code on Takeovers and Mergers on terms which treat all such holders alike; (b) executing and delivering an irrevocable commitment or undertaking to accept a general offer as is referred to in sub-paragraph (a) above; (c) selling or otherwise disposing of IPF Shares pursuant to any offer by the Company to purchase its own IPF Shares which is made on identical terms to all holders of IPF Shares in the Company; (d) transferring or disposing of IPF Shares pursuant to a compromise or arrangement between the Company and its creditors or any class of them or between the Company and its members or any class of them which is agreed to by the creditors or members and (where required) sanctioned by the court under the Companies Acts; and (d) taking up any rights granted in respect of a rights issue or other pre-emptive share offering by the Company.

20. Working capital

The Company is of the opinion that, taking into account the cash and other facilities available to the IPF Group, the IPF Group has sufficient working capital available to it for its present requirements, that is, for at least the next twelve months from the date of publication of this document.

21. Consents

21.1 Merrill Lynch International has given, and has not withdrawn, its consent to the inclusion in this document of the references to its name in the form and context in which they are included.

21.2 Dresdner Kleinwort has given, and has not withdrawn, its consent to the inclusion in this document of the references to its name in the form and context in which they are included.

21.3 Hawkpoint has given, and has not withdrawn, its consent to the inclusion in this document of the references to its name in the form and context in which they are included.

21.4 PricewaterhouseCoopers LLP is a member firm of the Institute of Chartered Accountants in England and Wales and has given, and not withdrawn, its written consent to the inclusion of its Accountant's reports in Part VII (Financial Information) of this document and of its report on the unaudited pro forma financial information in Part VIII (Unaudited Pro forma Financial Information) of this document, in the form and context in which they appear and has authorised the contents of those parts of this document which comprise its reports for the purposes of paragraph 5.5.3R(2)(f) of the Prospectus Rules.

22. General

22.1 Provident Financial and International Personal Finance have agreed that Provident Financial will be responsible for substantially all the costs associated with the Demerger, including certain costs agreed in advance with Provident Financial which have been or will be incurred by International Personal Finance.

22.2 The Directors estimate that the costs of the Demerger which will be incurred by International Personal Finance in the year ending 31 December 2007 will be approximately £3 million, comprising professional and other advisers' fees and other costs directly related to the Demerger.

23. Auditors and financial information

23.1 The Company was incorporated on 5 December 2006. PricewaterhouseCoopers LLP, Chartered Accountants whose registered address is Benson House, 33 Wellington Street, Leeds LS1 4JP were appointed as the Company's auditors on 19 June 2007.

23.2 The financial information contained in this document does not comprise the statutory accounts of any company, within the meaning of section 240 of the Companies Act 1985. The Company has not prepared any statutory accounts.

24. Documents available for inspection

Copies of the following documents are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of publication of this document at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY:

(i) the Memorandum and Articles of Association of the Company;

(ii) the consent letters referred to in paragraph 21 of this Part X (Additional Information);

(iii) the audited historical financial information set out in Section D of Part VII (Financial Information) of this document together with the reports from PwC set out in Section A and C of Part VII (Financial Information) of this document;

(iv) the unaudited pro forma financial information set out in Part VIII (Unaudited Pro Forma Financial Information) of this document together with the report from PwC thereon; and

(v) this document and the Circular.

25 June 2007

PART XI — DEFINITIONS

The following terms have the following meanings throughout this document unless the context otherwise requires:

"Admission"	the admission of the Demerger Shares to the Official List and to trading on the London Stock Exchange's main market for listed securities;
"APR"	annual percentage rate;
"Articles of Association"	the articles of association of the Company adopted on 19 June, the terms of which are summarised in paragraph 4 of Part X Additional Information, of this document;
"Board" or "Directors"	the board of directors of the Company;
"CAGR"	compound annual growth rate;
"Circular"	the circular to PF Shareholders dated 25 June 2007 relating to the Demerger;
"Combined Code"	the Combined Code on Corporate Governance issued in June 2006 by the UK Financial Reporting Council together with any subsequent revisions thereof;
"Companies Acts"	has the meaning given in section 9 of the Companies Act 2006;
"Company", "International Personal Finance" or "IPF"	International Personal Finance plc with registered office at Number Three, Leeds City Office Park, Meadow Lane, Leeds, LS11 5BD (Company No. 6018973);
"CREST"	the system of paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo Limited in accordance with the Uncertificated Securities Regulations 2001 (SI 2001/3755);
"CRESTCo"	CRESTCo Limited;
"CREST Proxy Instructions"	the instruction whereby CREST members send a CREST message appointing a proxy for the meeting and instructing the proxy on how to vote;
"Demerger Record Time"	5.00 p.m. (London time) on 13 July 2007;
"Demerger Shares"	IPF Shares to be issued to those PF Shareholders on the PF Share Register at the Demerger Record Time;
"Demerger"	the proposed separation of the IHC business from Provident Financial by way of demerger as described in Part VI (Terms of the Demerger) of this document;
"Directors"	the directors of the Company whose names are set out in paragraph 1.1 of Part IV (Directors and Corporate Governance) of this document
"Disclosure and Transparency Rules"	the Disclosure and Transparency Rules made by the FSA pursuant to FSMA;
"Dresdner Kleinwort"	Dresdner Kleinwort Limited;
"EIR"	effective interest rate;
"FSA"	the Financial Services Authority;
"FSMA"	the Financial Services and Markets Act 2000, as amended;
"Hawkpoint"	Hawkpoint Partners Limited;
"HMRC"	H.M. Revenue and Customs;
"IFRS"	International Financial Reporting Standard(s) as adopted in the EU;
"International Home Credit" or "IHC"	the overseas home credit business of Provident Financial;
"IHC Group"	PIHL and its subsidiaries and subsidiary undertakings;

"IPF Group" and "Group"	International Personal Finance together with the IHC Group;
"IPF Share Incentive Plans"	means (i) the International Personal Finance plc Incentive Plan, (ii) the International Personal Finance plc Performance Share Plan, (iii) the International Personal Finance plc Exchange Share Scheme 2007, (iv) the International Personal Finance plc Employee Savings-Related Share Option Scheme and (v) the International Personal Finance plc International Employee Savings-Related Share Option Scheme;
"IPF Share Register"	the register of members of International Personal Finance;
"IPF Shareholders"	holders of IPF Shares;
"IPF Shares"	the Demerger Shares, being ordinary shares of 170 pence each in the capital of IPF and, upon Reduction of Capital, ordinary shares of 10 pence each in the capital of IPF;
"Listing Rules"	the Listing Rules made by the FSA pursuant to FSMA governing, *inter alia*, admission of securities to the Official List;
"London Stock Exchange"	London Stock Exchange plc;
"Merrill Lynch International"	Merrill Lynch International;
"Model Code"	The Model Code published in the Listing Rules;
"near prime"	a sector of the small sum credit market, as described in paragraph 1.2 of Part II (Industry Overview) of this document;
"Official List"	the Official List of the FSA;
"PF Group"	Provident Financial and its subsidiary undertakings;
"PF Shareholders"	holders of PF Shares;
"PF Share Register"	the register of members of Provident Financial;
"PF Shares"	the ordinary shares of Provident Financial with a nominal value of $20\frac{8}{11}$ pence each;
"PIHL"	Provident International Holdings Limited, which, following the Demerger, will be a directly held wholly-owned subsidiary of the Company;
"Prospectus Rules"	the Prospectus Rules made by the FSA pursuant to FSMA;
"Provident Financial" or "PF"	Provident Financial plc with registered office at Colonnade, Sunbridge Road, Bradford, West Yorkshire BD1 2LQ (Company No. 00668987);
"PSZÁF"	the Hungarian Financial Supervisory Authority;
"PwC"	PricewaterhouseCoopers LLP;
"Reduction of Capital"	the proposed reduction of the Company's share capital to be effected in accordance with section 135 of the Companies Act 1985, described in more detail in paragraph 2.2 of Part VI (Terms of the Demerger) of this document;
"sub-prime market" or "sub-prime"	a sector of the small sum credit market, as described in paragraph 1.2 of Part II (Industry Overview) of this document;
"TSR"	total shareholder return;
"US Exchange Act"	the United States Securities Exchange Act of 1934, as amended; and
"US Securities Act"	the United States Securities Act of 1933, as amended.

END